Exhibit 99.1

Contents

About Us

2	Definitions

4	Corporate Profile

6	Corporate Information

8	Company Business Summary

Operating Results

19	Principal Accounting Information and Financial Indicators

20	Summary of Operating Data

25	Summary of Fleet Data

27	Highlights of the Year

30	Management Discussion and Analysis

Corporate Governance

57	Report of Directors

80	Changes in the Share Capital, Shareholders’ Profile and Disclosure of Interests

89	Directors, Supervisors, Senior Management and Employees

102	Corporate Governance Report

115	CORPORATE BOND

123	RISK MANAGEMENT AND INTERNAL CONTROL

127	SOCIAL RESPONSIBILITY

Financial Report

Financial Statements Prepared under International Financial Reporting Standards

130	Independent Auditor’s Report

135	Consolidated Income Statement

136	Consolidated Statement of Comprehensive Income

137	Consolidated Statement of Financial Position

139	Consolidated Statement of Changes in Equity

140	Consolidated Cash Flow Statement

141	Notes to the Financial Statements

243	SUPPLEMENTARY FINANCIAL INFORMATION

247	FIVE YEAR SUMMARY

Definitions

Unless the context otherwise requires, the following terms should have the following meanings in this report:

Company, CSA, China Southern Airlines	China Southern Airlines Company Limited

Group	China Southern Airlines Company Limited and its subsidiaries

CSAH	China Southern Air Holding Company Limited

Xiamen Airlines	Xiamen Airlines Company Limited

Guizhou Airlines	Guizhou Airlines Company Limited

Zhuhai Airlines	Zhuhai Airlines Company Limited

Shantou Airlines	Shantou Airlines Company Limited

Chongqing Airlines	Chongqing Airlines Company Limited

Henan Airlines	China Southern Airlines Henan Airlines Company Limited

SAGA	Southern Airlines General Aviation Co., Ltd.

Hebei Airlines	Hebei Airlines Company Limited

Jiangxi Airlines	Jiangxi Airlines Company Limited

Finance Company	China Southern Airlines Group Finance Company Limited

Freight and Logistic Company	Southern Airlines Freight and Logistic (Guangzhou) Co., Ltd.

CSAGPMC	China Southern Airlines Group Property Management Company Limited

Nan Lung	Nan Lung Holding Limited

SACC	Shenzhen Air Catering Co., Ltd.

SACM	Southern Airlines Culture and Media Co., Ltd.

SPV	Special Purpose Vehicles exclusively set up by China Southern Airlines and its subsidiaries for leased aircraft

Sichuan Airlines	Sichuan Airlines Corporation Limited

PRC	The People’s Republic of China

CSRC	China Securities Regulatory Commission

NDRC	National Development and Reform Commission

SASAC	State-owned Assets Supervision and Administration Commission of the State Council

CAAC	Civil Aviation Administration of China

IATA	International Air Transport Association

Daxing Airport	Beijing Daxing International Airport

SSE	Shanghai Stock Exchange

Stock Exchange	The Stock Exchange of Hong Kong Limited

Articles of Association	Articles of Association of China Southern Airlines Company Limited

Listing Rules	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Model Code	The Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Corporate Governance Code	Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

SFO	Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)

Available Seat Kilometers or “ASK”	the number of seats available for sale multiplied by the kilometers flown

Available Tonne Kilometers or “ATK”	the number of tonnes of capacity available for the transportation multiplied by the kilometers flown

Available Tonne Kilometers – passenger	the number of tonnes of capacity available for the carriage of passenger multiplied by the kilometers flown

Available Tonne Kilometers – cargo	the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown

Revenue Passenger Kilometers or “RPK”	i.e. passenger traffic volume, the number of passengers carried multiplied by the kilometers flown

Revenue Tonne Kilometers or “RTK”	i.e. total traffic volume, the load (passenger and cargo) in tonnes multiplied by the kilometers flown

Revenue Tonne Kilometers – cargo or “RFTK”	i.e. cargo and mail traffic volume, the load for cargo and mail in tonnes multiplied by the kilometers flown

Revenue Tonne Kilometers – passenger	the load for passenger in tonnes multiplied by the kilometers flown

Aircraft Daily Utilization Rate	Flight hours that aircraft can provide service during a day

Passenger Load Factor	RPK expressed as a percentage of ASK

Overall Load Factor	RTK expressed as a percentage of ATK

Yield per RPK	revenue from passenger operations divided by RPK

Yield per RTK	revenue divided by RTK

Yield per RFTK	revenue from cargo and mail operations divided by RFTK

Corporate Profile

The Group is the biggest airline in

China with the largest fleet,

the most extensive route network and

the largest annual passenger turnover.

The Group’s headquarters is located in Guangzhou. It has 16 branches in Beijing, Shenzhen, and other cities and 8 holding aviation subsidiaries including Xiamen Airlines. The Company has set up SAGA in Zhuhai, and has set up 23 domestic offices in Hangzhou, Qingdao and other places, and 55 overseas offices in Sydney, New York, Tokyo and other places. By the end of 2020, the Company has operated a total of 867 passenger and cargo transport aircraft including Boeing 787, 777, 737 series, Airbus 380, 350, 330, 320 series. In 2020, the Group’s passenger turnover ranked first among Chinese airlines for 42 consecutive years, and continued to rank first in Asia and at the forefront of the world. The Company has maintained the best safety record among Chinese airlines. The Company was awarded “Two-Star Diamond Award for Flight Safety”, the top award for flight safety from the CAAC, in June 2018 and has been an airline with the highest safety star in China.

In recent years, the Company has striven to build two comprehensive international hubs in Guangzhou and Beijing, and a network-based airlines has gradually taken shape. In 2020, the Company continued to strengthen the integrated construction of the Guangdong-Hong Kong-Macao Greater Bay Area, which promoted the flow of people, logistics, information and capital in Guangdong Province and the entire Guangdong-Hong Kong-Macao Greater Bay Area, and promoted the connectivity between the Guangdong-Hong Kong-Macao Greater Bay Area city cluster and major global city clusters. In 2020, the Company completed the transit of all flights in Beijing hub to Daxing Airport, and the construction of Beijing hub has entered a new era. The Group plans to operate an average of more than 400 flights per day at Daxing Airport, reaching more than 40 domestic destinations. By connecting with ground transportation, the Group forms an airlines network that radiates the Beijing-Tianjin-Hebei region and the Xiong’ an New Area and connects the country and the world, with utilised time slots accounting for 45%, becoming the largest main base airlines in Daxing Airport.

AS OF 2020, THE GROUP’S PASSENGER TURNOVER RANKED FIRST AMONG CHINESE AIRLINES FOR 42 CONSECUTIVE YEARS, AND CONTINUED TO RANK FIRST IN ASIA AND AT THE FOREFRONT OF THE WORLD.

Corporate Information

Chinese Name:	中國南方航空股份有限公司

Chinese Short Name:	南方航空

English Name:	China Southern Airlines Company Limited

English Short Name:	CSN

Legal Representative:	Ma Xu Lun

Registered Address:	Unit 301, 3/F, Office Tower Guanhao Science Park Phase I, 12 Yuyan Street, Huangpu District, Guangzhou, Guangdong Province, PRC

Contact Address:	China Southern Air Building, 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, PRC

Place of Business in Hong Kong:	Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong

Website of the Company:	www.csair.com

Telephone:	+86-20-86112480

Fax:	+86-20-86659040

E-mail:	ir@csair.com

APP:	China Southern Airlines

WeChat Official Account:	China Southern Airlines

Sina Weibo:	http://weibo.com/csair

WeChat QR Code:

Place of Listing of A Shares:	SSE

Short Name of A Shares:	南方航空

Stock Code of A Shares:	600029

A Share Registrar:	China Securities Depository and Clearing Corporation Limited, Shanghai Branch Floor 36, China Insurance Building, 166 Lu Jia Zui East Road, Shanghai, PRC

Place of Listing of H Shares:	The Stock Exchange

Short Name of H Shares:	China South Air

Stock Code of H Shares:	01055

H Share Registrar:	Hong Kong Registrars Limited 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong

Place of Listing of N Shares:	The New York Stock Exchange

Short Name of N Shares:	China Southern Air

Stock Code of N Shares:	ZNH

N Share Registrar:	BNY Mellon Shareowner Services P.O.Box 505000 Louisville, KY40233-5000, USA

Domestic Legal Adviser:	Dentons Law Offices, LLP (Guangzhou)

Overseas Legal Adviser:	Jingtian & Gongcheng LLP

Domestic Auditors:	KPMG Huazhen LLP

Overseas Auditors:	KPMG (Public Interest Entity Auditor registered in accordance with the Financial Reporting Council Ordinance)

Controlling Shareholder:	China Southern Air Holding Company Limited

Principal Bankers:	China Development Bank The Export-Import Bank of China China Construction Bank Industrial & Commercial Bank of China Agricultural Bank of China

Designated Website for Information Disclosure (H Shares):	www.hkexnews.hk

Place Where Annual Report is Made Available for Inspection:	The Board Office of the Company

As at 30 March 2021	Directors Ma Xu Lun Han Wen Sheng Zheng Fan Gu Hui Zhong Tan Jin Song Jiao Shu Ge	Supervisors Li Jia Shi Lin Xiao Chun Mao Juan

Secretary to the Board and Company Secretary:	Xie Bing

Securities Affairs Representative:	Xu Yang

Authorized Representatives under the Listing Rules:	Ma Xu Lun Xie Bing

Company

Business Summary

I.

The Principal Business and

Operating Model of the Company and the

Industry Summary during the Reporting Period

(I) Principal Business

The scope of business of the Company covers: (1) provision of scheduled and non-scheduled domestic, regional and international air transportation services for passengers, cargo, mail and luggage; (2) undertaking general aviation services; (3) provision of aircraft repair and maintenance services; (4) acting as agent for other domestic and international airlines; (5) provision of air catering services (operated by branch office only); (6) engaging in other airline or airline-related business, including advertising for such businesses; (7) engaging in other aviation businesses and related businesses (limited to insurance agency business personal accident insurance); provision of airline ground services; civil aircraft training (operated by branch office only according to licence); asset leasing services; project management and technical consultancy services; sales of aviation equipment; travel agency business; merchandise retail and wholesale. (For all projects subject to approval in accordance with laws, the business activities can only be carried out after obtaining approval by relevant authorities in accordance with the laws.)

(II) Profit Model, Operating Characteristics and Development Strategies

It has always been the intent and purpose of the Company to build a strategic framework of “three-two-four-five-three” of world-class air transport enterprise. Guided by the development goals of the “14th Five-Year Plan” and the Long-Range Objectives Through the Year 2035, we will further focus on quality and efficiency, and have determined the overarching approach for quality development, being “adhering to five concepts of development, implementing five strategies, promoting six campaigns, and achieving six transformations”.

The Company adheres to the “five development” concepts of safety, high quality, innovation, cooperation and sharing; focuses on the “five strategies” in relation to hub network, ecosystem, innovation-driven, lean management and control, and brand management; carries out “six campaigns” on promoting safety production, grasping major strategic opportunities, deepening reforms in key areas, enhancing management to first class, optimizing and adjusting five major structures, improving service quality; and strives for “six transformations” from speed-oriented to quality-oriented, from comprehensive market expansion to exploring key areas, from a relatively single industry to high relevance and diversified industries, from planning management and control to market operation, from the traditional business model to digitalization and ecological circle, and from extensive management to refined management.

(III) Development of Civil Aviation Industry and

Industrial Position of the Company

1. Information of Development of International and Domestic Aviation Industry

(1) Development of International Aviation Industry

Passenger demand dropped sharply and the revenue plummeted. According to data released by IATA, the global aviation industry has been deeply affected by the COVID-19 pandemic. In 2020, the global passenger traffic demand significantly decreased by 65.9% year-on-year in terms of RPK, among which, the international passenger transport demand significantly decreased by 75.6% year-on-year. The industry-wide passenger revenue was expected to fall to US$191.0 billion, representing a decrease of two-thirds year-on-year. The passenger load factor was 62.8%, representing a decrease of 19.2 percentage points year-on-year.

Cargo volumes fallen, but prices raised, and cargo revenues bucked the trend. According to data released by IATA, driven largely by the precipitous fall in global passenger demand and flight groudings, the capacity for cargo decreased by 23% year-on-year. The global air cargo volume was 54.20 million tonnes, down from 61.30 million tonnes in 2019. At the same time, due to strong demand for the transportation of anti-pandemic supplies, cargo revenues grew against the trend. The total cargo revenues of global airlines increased to US$117.7 billion, representing an increase of 30% year-on-year.

The recovery of the industry faces multiple challenges. According to IATA, the COVID-19 pandemic has caused severe financial damage to the industry. The debt level of global airlines has further risen, which weakens their ability to respond to risks. The process of global relaxation of travel restrictions and quarantine measures is still uncertain, which depends on the progress of global vaccination. According to IATA, the global air transport industry will remain in the red in 2021, and will not even turn a profit until 2022. As the crisis lasts longer than expected, more government assistance is needed to recover the industry.

(2) Development of China Aviation Industry

According to the data released by CAAC:

Safety and operation. In 2020, China’s civil aviation transport achieved a safety record in continuous safety flight of 124 months and 89.43 million hours, and secured aviation safety for 18 consecutive years. The flight on-time performance rate in the China’s civil aviation industry reached 88.52%, representing an increase of 20 percentage points from the end of the “12th Five-Year Plan” period. 233 airports were able to provide “paperless” travel service for domestic flights, and 41 domestic airlines implemented the “step rate” for ticket refunds and changes.

Production and results. In 2020, China’s civil aviation achieved a total traffic volume of 79.85 billion ton-kilometers, a passenger traffic volume of 420 million and a cargo and mail transportation volume of 6.766 million tonnes. As of the end of 2020, the scale of China’s civil aviation fleet reached 6,747 aircraft; the total mileage of air routes in China reached 237,000 kilometers; and the number of certified transportation airports nationwide amounted to 241, of which 39 were ten-million-level airports.

2. Features of Aviation Industry

(1) The development level of

civil aviation industry is an important display of

the comprehensive national strength

The civil aviation industry is an important strategic industry of the national economy. On one hand, its development level reflects the modernisation level, economy structure, opening level and other conditions of a country or a region. On the other hand, it is an important indicator to measure the national or regional economic competitiveness.

(2) Civil aviation industry is featured with commonality

Civil aviation industry plays a role that other transport methods cannot replace in promotion of international communication, providing service for public travel, emergency rescue and disaster relief, and many other social and public services. Aviation passenger transport is the basis for the development of the tourism industry and a safeguard for international political, economic and cultural communications. Aviation transport is routinely used for international transoceanic passenger transport. Aviation cargo transport is a must for the development of trade, logistics, high-tech and many other industries and the basis for the development of courier and postal industry.

(3) Civil aviation industry is featured with

high degree of technology content

Civil aviation industry is featured with high degree of technology content, long industry chains and advanced technology-integration. The development of the civil aviation industry provides vast room for the technological innovation of related fields. Especially, the upstream aviation manufacturing industry may drive the development and innovation of material, metallurgy, chemical, mechanical manufacturing, special processing, electronics, information and many other industries. It is a strategic industry and forerunner high-tech industry for a country’s economic development and an important symbol of a country’s modernization, industrialization, science and technology, and comprehensive national strength.

(4) Civil aviation industry is featured with

high risks and high investments

On one hand, high risks are reflected in uncertainties in air transport. The unsafe risk sources are very complex and diverse. There are many uncontrollable factors. Once there is any problem, the consequences are unthinkable. On the other hand, air transport are largely affected by political and economic situations, natural disasters and pandemic. The COVID-19 pandemic has caused a significant impact on the global aviation industry. At the same time, fluctuation of exchange rates, interest rates and aviation oil price will also affect the profits to a large extent. High investments are reflected in that airlines need to make huge investments in fixed assets, including investment in capacity input, infrastructure and technology reconstruction, among which, the cost of introducing aircraft, operation cost, and maintenance cost are huge. Airlines also need to input a huge fund for supporting infrastructure, facility, equipment and technology transformation.

3. Industrial Position of the Company

The Group is the biggest airline in China with the largest fleet, the most extensive route network and the largest annual passenger throughput. As at the end of reporting period, the Group has operated a total of 867 passenger and cargo transport aircraft including Boeing 787, 777, 737 series, Airbus 380, 350, 330, 320 series, etc. The Company maintains the best safety record among Chinese airlines. In June 2018, the Company was awarded “Two-Star Diamond Award for Flight Safety”, the top award for flight safety from the CAAC. The Company has been an airline with the highest safety star in China.

In recent years, the Company has striven to build two comprehensive international hubs in Guangzhou and Beijing, and a network-based airline has gradually taken shape. In 2020, the Company continued to strengthen the integrated construction of the Guangdong-Hong Kong-Macao Greater Bay Area, which promoted the flow of people, logistics, information and capital in Guangdong Province and the entire Guangdong-Hong Kong-Macao Greater Bay Area, and promoted the connectivity between the Guangdong-Hong Kong-Macao Greater Bay Area city cluster and major global city clusters. In 2020, the Company completed the transit of all flights in Beijing hub to Daxing Airport, and the construction of Beijing hub has entered a new era. The Group plans to operate an average of more than 400 flights per day at Daxing Airport, reaching more than 40 domestic destinations, through the connection with ground transportation, thus forming a network that radiates the Beijing-Tianjin-Hebei region and the Xiong’an New Area and an airline network that connects the country and the world, with utilised time slots accounting for 45%, becoming the largest main base airline at Daxing Airport.

(IV) Challenges

The major challenges faced by the Group include:

1. Impact of COVID-19 pandemic

In 2020, the COVID-19 pandemic spread globally. In order to control the pandemic, countries around the world successively adopted travel restrictions, which resulted in a sharp drop in global aviation passenger transport demand. China adopted strong pandemic prevention and control measures to take the lead in controlling domestic outbreaks. Both China’s economy and the domestic aviation demand gradually recovered. However, the overseas outbreak has not been effectively controlled, the restriction policies for international routes remain strict, and the possible sporadic domestic outbreaks still have an adverse impact on the Company’s operations. The travel restrictions of various nations are expected to be gradually lifted with the promotion of vaccination in the future. However, there are still huge uncertainties in the future recovery of aviation demand as affected by the vaccination production and global distribution.

2. Expansion of high-speed rail network

According to the data released by China State Railway Group Co., Ltd., by the end of 2020, China’s railway operating mileage had reached 146,300 kilometers, of which high-speed rail mileage attained 37,900 kilometers. By 2035, the national railway network will reach about 200,000 kilometers, including about 70,000 kilometers of high-speed rail. Cities with a population of over 500,000 will be connected with high-speed rail lines so as to form the 1-2-3 hour travel range with high-speed rail. The operating speed of high-speed rail has continued to increase since 2007, with the maximum operating speed increasing from 250 kilometers per hour to 350 kilometers per hour. Further improvements are expected in the future. The operating results of the Company’s routes that overlap with the high-speed rail network (especially routes with mileage of no more than 800 kilometers) will be impacted in the future to a certain extent.

3. Intensifying competition in the industry

In the domestic market, due to the impact of the COVID-19 pandemic, large transport capacity of international routes has been transferred to domestic routes. Thus, the supply-demand imbalance of the industry has intensified competition, and the ticket price of domestic routes may decline to a certain extent. In the international market, as the integration of the global aviation industry is accelerating, small airlines may be acquired or go bankrupt, while large airlines seek government assistance, which will impact the original structure of international cooperation.

4. Exchange rate fluctuation

In 2020, as global trade shrank sharply due to the impact of the COVID-19 pandemic, the monetary policies of developed countries were loosened accordingly, and the level of government debt reached a new high. The international financial market experienced substantial turbulence. The flexibility of RMB exchange rate continued to increase, but the overall trend was still relatively stable compared to other major currencies. Throughout the year, the spot exchange rate of RMB against US dollar showed an N-shaped trend of first rising, then falling and rising again. Exchange rate fluctuations have led to changes in the Company’s financial expenses and will directly affect the Company’s performance.

5. Crude oil prices

In 2020, due to the complex and changeable global political landscape, and the increasing downward pressure on the global economy, there were uncertainties for both supply and demand sides of international crude oil. At the beginning of 2020, international crude oil prices continued to fall and fluctuated sharply, and then slowly rebounded in a V-shaped trend. Fluctuations in crude oil prices have led to changes in the Company’s fuel costs and will directly affect the Company’s performance.

(V) Security Ensurence Input

During the reporting period, the Company always insisted on the principle of “safety first”, actively carried out a campaign to improve safety, deeply promoted the construction of seven major safety systems, and comprehensively improved safety management and control capabilities.

First, we carried out a three-year campaign to improve safety production. We specialized in the prevention and control of key risks such as pandemic prevention and control, and passenger-to-freighter shift, with focus on runway safety, dangerous cargo transportation and other risks. We established a joint prevention and control mechanism for mechanical failure and defect risks, and launched a risk prevention analysis project on transportation airport operation.

Second, we made efforts to promote the construction of seven major safety systems. We have actively promoted the construction of seven major safety systems centered on safety responsibility, regulations and manuals, training, process control, risk management and control, safety culture and technological innovation, as a way to build and improve the safety management and control system, and further strengthen the systematicness and coordination of the Company’s safety management.

By the end of the reporting period, the Group continued to maintain the best safety records among Chinese airlines by successively realizing 21 aviation safety years.

II.

Analysis on the Core Competitiveness

during the Reporting Period

The Company’s five core competitive strengths have begun to take shape, including its powerful and well-rounded scale and network advantages, its hub operations and management capability with Guangzhou-Beijing as its dual core hubs, its resource synergy capabilities combined with integrated operation and matrix management, its influential, high quality brand service and comprehensive leading information technology standards.

1.

Powerful and well-rounded scale and network advantages. The Company had the largest fleet in China and advanced fleet performance. The Group has the densest network by forming a developed route network covering China, and the rest of Asia, and effectively connecting Europe, America, Australia and Africa. With the largest volume of passenger traffic, the Company is the first airline in China with its amount of passenger traffic exceeding 100 million. At present, the Company has 16 branches in Beijing, Shenzhen and other cities and 8 holding aviation subsidiaries, including Xiamen Airlines. Establishment of branches and subsidiaries created advantages to better coordinate resources including local market, airports, large customers, channels and media, and supply transiting customers to the hubs. Meanwhile, the Company set up 7 regional marketing centers and has 23 domestic offices and 55 overseas offices in all continents. The Company has formed a comprehensive sales network with branches, holding subsidiaries, regional marketing centers and offices.

2.

Constantly enhanced capability to operate and manage Guangzhou-Beijing as dual core hubs. In accordance with the overall positioning of “One Headquarters, Dual Hubs”, CSA has striven to build two comprehensive international hubs in Guangzhou and Beijing to achieve two-wheel drive, thereby establishing a new profit model and development mode, and gradually develop a network-based airline. In 2020, CSA deeply cultivated in the Guangdong-Hong Kong-Macao Greater Bay Area and endeavored to build the Guangzhou hub into a model of an international aviation hub co-constructed with provinces and cities. Presently, CSA has over 50% of market share in Guangzhou. At the same time, CSA has completed the transit of all flights in Beijing hub to Daxing Airport in 2020, with utilised time slots accounting for 45%, becoming the largest main base airline, thus providing favorable conditions and resources for the development of the hub. By comprehensively advancing the strategic layout of the “dual hubs”, CSA will further improve its institutional mechanisms and supporting resources to form a new development layout with “Guangzhou Hub in the south and Beijing Hub in the north”.

3.

Constantly improved control and resources interoperability of integrated operation. With its scale of having multiple bases, hubs, models and fleet, the Company has formed an initial control pattern of “headquarters for overall management, branches and subsidiaries, regional marketing center, offices for execution, matrix unit for construction”, enabled more concentrated core resource, powerful coordinated command and timely dynamic responses, so as to enhance efficiency of resources distribution. Since the construction of the integrated operation, CSA has strengthened the platform construction and consolidated the support system through a sound management mechanism, and basically formed an integrated operation management framework of “centralized management and control, efficient decision-making, smooth communication, and coordinated system”, which has significantly improved flight operation efficiency. CSA deepened the reform of marketing, continued to optimize capacity investment, strengthened capacity matching with the market, and enhanced revenue management and control. It independently set up strategic department and operational department, and strengthened marketing service quality management, so as to continuously optimize its marketing management and control layout.

4.

Striving for the world’s first-class brand service. CSA launched the construction of integrated service, built a first-class international service brand, and continuously improved service quality. Its brand influence has continued to increase at home and abroad. In 2020, CSA was positioned to offer “affinity and refinement” service, broke down barriers between various systems and departments, realizing a full-chain, systematic and integrated service management. With series of new services, products and service measures rolled out, the service quality and flight on-time performance rate of the Company increased continuously, leading the industry. The Company was reawarded “National Benchmarking Enterprise of Customer Satisfaction”. In addition, the Company determined to win the battle against the pandemic and fully performed political and social responsibilities including providing guarantees for material tasks, supporting the poor to overcome difficulties and energy conservation and emission reduction, which strongly demonstrated the positive images of “Sunshine CSA” and “responsible state-owned enterprise”.

5.

All-rounded leading position of information system. CSA has always attached importance to corporate information construction and has an information technology team composed of over 1,000 experts, which lays a solid foundation for relevant research and development. By constructing and reconstructing several IT systems, such as the new version of official websites, mobile APP, WeChat platform, B2B, etc, the Company has formed passenger marketing, operation control, ground services, aviation safety, cargo transport, corporate management, public platform and many other systems, initially realized technology framework of “Cloud platform+ Double middle-end platform （雲平台+雙中台）” and built a reusable platform of enterprise level digital empowerment and capabilities, providing strong support for the strategic transformation and business development of the Company. These were the information construction accomplishments the Company achieved and generally accepted in the industry. In 2020, the Company has comprehensively promoted the “Ecosphere strategy”, reinforced the construction of e-commerce platform, and fully created mobile user end one-stop service platform. The concept of “a hassle-free journey with one mobile device” has been fully realized, and the key indicators, such as number of APP activations and number of the social media followers, continue to lead in the industry.

Adhering to five concepts of development,

namely safety, high quality, innovation, cooperation and sharing development.

Principal Accounting Information and Financial Indicators

Principal Accounting Information

	Unit: RMB million

	2020	2019	Increase/ (decrease) %
Operating revenue	92,561	154,322	(40.02)
Net (loss)/profit attributable to equity shareholders of the Company	(10,847)	2,640	(510.87)

	As of 31 December		Increase/
	2020	2019	(decrease) %
Equity attributable to equity shareholders of the Company	69,584	64,106	8.55
Total assets	326,383	306,928	6.34

Principal Financial Indicators

	2020	2019	Increase/ (decrease) %
Basic (loss)/earnings per share (RMB/share)	(0.77)	0.22	(450.00)
Diluted (loss)/earnings per share (RMB/share)	(0.77)	0.22	(450.00)

Summary of Operating Data

	For the year ended 31 December		Increase/
	2020	2019	(decrease) (%)
Traffic
Revenue passenger kilometers (RPK) (million)
Domestic	140,135.20	195,239.18	(28.22)
Hong Kong, Macau and Taiwan	239.14	3,258.71	(92.66)
International	13,065.78	86,422.92	(84.88)
Total:	153,440.11	284,920.82	(46.15)

Revenue tonne kilometers (RTK) (million)
Domestic	13,720.92	18,897.97	(27.39)
Hong Kong, Macau and Taiwan	30.19	312.80	(90.35)
International	7,053.76	13,414.05	(47.42)
Total:	20,804.88	32,624.82	(36.23)

RTK – passenger (million)
Domestic	12,390.86	17,182.13	(27.89)
Hong Kong, Macau and Taiwan	20.91	286.62	(92.71)
International	1,138.30	7,573.52	(84.97)
Total:	13,550.07	25,042.27	(45.89)

	For the year ended 31 December		Increase/
	2020	2019	(decrease) (%)
RTK – cargo (million)
Domestic	1,330.06	1,715.84	(22.48)
Hong Kong, Macau and Taiwan	9.29	26.18	(64.54)
International	5,915.47	5,840.53	1.28
Total:	7,254.81	7,582.55	(4.32)

Passengers carried (thousand)
Domestic	93,911.34	128,706.50	(27.03)
Hong Kong, Macau and Taiwan	213.22	2,480.54	(91.40)
International	2,731.48	20,445.12	(86.64)
Total:	96,856.04	151,632.16	(36.12)

Cargo and mail carried (thousand tonnes)
Domestic	817.51	1,052.13	(22.30)
Hong Kong, Macau and Taiwan	9.12	23.27	(60.80)
International	634.19	688.16	(7.84)
Total:	1,460.83	1,763.57	(17.17)

	For the year ended 31 December		Increase/
	2020	2019	(decrease) (%)
Capacity
Available seat kilometres (ASKs) (million)
Domestic	193,935.93	235,216.49	(17.55)
Hong Kong, Macau and Taiwan	550.91	4,367.53	(87.39)
International	20,235.13	104,477.84	(80.63)
Total:	214,721.97	344,061.86	(37.59)

Available tonne kilometres (ATKs) (million)
Domestic	22,182.70	26,803.84	(17.24)
Hong Kong, Macau and Taiwan	70.71	506.71	(86.04)
International	11,638.87	19,123.06	(39.14)
Total:	33,892.28	46,433.61	(27.01)

Available tonne kilometres (ATKs) – passenger (million)
Domestic	17,454.23	21,169.48	(17.55)
Hong Kong, Macau and Taiwan	49.58	393.08	(87.39)
International	1,821.16	9,403.01	(80.63)
Total:	19,324.98	30,965.57	(37.59)

Available tonne kilometres (ATKs) – cargo (million)
Domestic	4,728.46	5,634.36	(16.08)
Hong Kong, Macau and Taiwan	21.13	113.64	(81.40)
International	9,817.71	9,720.05	1.00
Total:	14,567.30	15,468.05	(5.82)

	For the year ended 31 December
	2020	2019
Load Factor			Increase/ (decrease) percentage points
Passenger load factor (RPK/ASK) (%)
Domestic	72.26	83.00	(10.74)
Hong Kong, Macau and Taiwan	43.41	74.61	(31.20)
International	64.57	82.72	(18.15)
Average:	71.46	82.81	(11.35)

Overall load factor (RTK/ATK) (%)
Domestic	61.85	70.50	(8.65)
Hong Kong, Macau and Taiwan	42.70	61.73	(19.03)
International	60.61	70.15	(9.54)
Average:	61.39	70.26	(8.88)

Yield			Increase/ (decrease) (%)
Yield per RPK (RMB)
Domestic	0.41	0.52	(21.15)
Hong Kong, Macau and Taiwan	1.05	0.75	40.00
International	0.96	0.39	146.15
Average:	0.46	0.49	(6.12)

Yield per RFTK (RMB)
Domestic	1.36	1.14	19.30
Hong Kong, Macau and Taiwan	8.93	4.67	91.22
International	2.47	1.29	91.47
Average:	2.27	1.27	78.74

Yield per RTK (RMB)
Domestic	4.34	5.50	(21.09)
Hong Kong, Macau and Taiwan	11.06	8.18	35.21
International	3.84	3.10	23.87
Average:	4.18	4.54	(7.93)

	For the year ended 31 December		Increase/
	2020	2019	(decrease) (%)
Cost
Operating expenses per ATK (RMB)	3.22	3.20	0.63
Flight Volume
Kilometers flown (million)	1,304.67	1,875.52	(30.44)
Hours flown (thousand)
Domestic	1,835.82	2,249.15	(18.38)
Hong Kong, Macau and Taiwan	4.88	40.77	(88.03)
International	236.51	661.45	(64.24)
Total:	2,077.21	2,951.36	(29.62)

Number of flights (thousand)
Domestic	786.17	963.42	(18.40)
Hong Kong, Macau and Taiwan	2.71	19.07	(85.80)
International	33.58	135.39	(75.20)
Total:	822.46	1,117.88	(26.43)

Note:	Discrepancies between the column sum are due to rounding of percentage numbers.

Summary of Fleet Data

As at 31 December 2020, the scale and structure of fleet and the delivery and disposal of aircraft of the Group were as follows:

	Unit: number of aircraft

Models	Number of aircraft under operating lease	Number of aircraft under finance lease	Number of aircraft purchased	Delivery during the reporting period	Disposal during the reporting period	Total number of aircraft at the end of the reporting period
Passenger Aircraft
A380 Series	0	1	4	0	0	5
A350 Series	0	6	2	2	0	8
A330 Series	12	29	4	0	2	45
A320 Series	124	100	101	22	14	325
B787 Series	8	25	4	0	0	37
B777 Series	0	14	1	0	0	15
B737 Series	163	76	162	0	0	401
EMB190	3	0	6	0	11	9
ARJ21	0	3	3	6	0	6

Freighter
B777 Series	0	7	7	2	0	14
B747 Series	0	0	2	0	0	2

Total	310	261	296	32	27	867

From 2021 to 2023, the delivery and disposal plan of aircraft of the Group will be as follows:

	Unit: number of aircraft

	2020	2021			2022			2023
Models	Number of aircraft at the end of the period	Delivery	Disposal	Estimated number at the end of the period	Delivery	Disposal	Estimated number at the end of the period	Delivery	Disposal	Estimated number at the end of the period
Passenger Aircraft
Airbus
A380 Series	5	/	/	5	/	/	5	/	/	5
A350 Series	8	4	/	12	4	/	16	4	/	20
A330 Series	45	/	5	40	/	/	40	/	/	40
A320 Series	325	15	1	339	5	/	344	/	/	344

Boeing
B787 Series	37	5	/	42	/	/	42	/	/	42
B777 Series	15	1	/	16	/	/	16	/	/	16
B737 Series	401	31	3	429	48	/	477	44	/	521

Other
EMB190	9	/	3	6	/	/	6	/	/	6
ARJ21	6	8	/	14	8	/	22	9	/	31

Passenger Aircraft Sub-total	851	64	12	903	65	0	968	57	0	1,025

Freighter
B777 Series	14	/	/	14	/	/	14	/	/	14
B747 Series	2	/	/	2	/	/	2	/	/	2

Freighter Sub-total	16	0	0	16	0	0	16	0	0	16

Total	867	64	12	919	65	0	984	57	0	1,041

Note:

The introduction and disposal plan of the fleet of the Company may be subject to adjustment based on future agreements and delivery of aircraft.

Highlights of the Year

24 January

Being the Chinese New Year’s Eve, China Southern Airlines urgently arranged the first chartered flight of China’s civil aviation to support the anti-pandemic in Wuhan.

9 February

China Southern Airlines donated RMB10.00 million, 10,000 sets of protective clothing and 30,000 masks to Hubei Province and related institutions. 28,059 party members in the Company voluntarily donated RMB4.0395 million.

23 March

The chartered flight of China Southern Airlines to send China’s first anti-pandemic medical team to ASEAN countries arrived in Cambodia.

19 June

China Southern Airlines officially launched the construction of integrated service, and was positioned to offer “affinity and refinement” service as a way to build a world-class service brand.

28 June

The first home-made passenger aircraft ARJ21 was introduced to China Southern Airlines.

28 July

The domestic travel package named “Happy Flight (快樂飛)” of China Southern Airlines was officially launched. Passengers could “redeem tickets for any domestic flight without limitation on weekends or working days” to meet the new travel needs of passengers.

8 September

The chief flight corps Boeing 777 fleet and chief attendant Tian Jing of China Southern Airlines were awarded the titles of “Outstanding Team” and “Outstanding Individual” at the commendation conference for national anti-pandemic held at the Great Hall of the People!

25 October

As all flights of China Southern Airlines in Beijing hub were transferred to Daxing Airport, CSA ushered in a new era for Beijing hub construction.

27 November

China Southern Airlines was once again awarded the title of “National Benchmarking Enterprise of Customer Satisfaction” and certified as AAA-level, the highest of market quality and credit. “Affinity and refinement” service has been favored by travelers.

20 December

The “Green Flight” project of China Southern Airlines sent out green flight invitations to a total of 13.80 million passengers, and reduced 1.10 million in-flight meals wastage, thus achieving initial results in both “affinity and refinement” service and effective operation.

22 December

The Freight and Logistic Company officially implemented the mixed ownership reform and became one of the national backbone aviation logistics enterprises with mixed ownership. China Southern Airlines achieved satisfactory results for the “Double Hundred Action” in respect of the reform of state-owned enterprises.

Implementing five strategies,

namely hub network, ecosystem, innovation-driven, lean management and control, and brand management.

Management Discussion and Analysis

During the reporting period, with the joint efforts of the management and all staff, the Group effectively prevented and controlled the pandemic, continuously consolidated the safety foundation, achieved remarkable results in business respond, and accelerated the implementation of development strategies.

I.

Business Review

In 2020, the global COVID-19 pandemic caused the world economy to sink into its worst recession since the Great Depression, and the supply and demand loop of world economy was blocked. According to the World Economic Outlook issued by the International Monetary Fund, in 2020, the global economy experienced negative growth for the first time in nearly 10 years, with a decrease rate of 3.5%. China coordinated pandemic prevention and control with economic and social development, and took the lead in controlling the pandemic. It has gradually built a dual circulation development paradigm, in which domestic and overseas markets reinforce each other, making it the only major economy to achieve positive growth in 2020. With an annual economic growth of 2.3%, the annual GDP of China exceeded RMB100 trillion for the first time, and the poverty alleviation targets for the new era have been accomplished on schedule.

COVID-19 pandemic caused a significant impact on the global aviation industry. With aviation demand falling sharply, the global aviation industry, especially airlines, was struggling, and China’s aviation industry also faced an unprecedentedly severe situation. Facing the severe challenges posed by the pandemic, the Group effectively organized pandemic prevention and control, ensured a stable security situation, seized market opportunities, reduced costs and enhanced efficiency, and steadily promoted the reform of systems and mechanisms. During the reporting period, with the joint efforts of the management and all staff, the Group effectively prevented and controlled the pandemic, continuously consolidated the safety foundation, achieved remarkable results in business operation, and accelerated the implementation of development strategies. In 2020, the Group achieved 2.08 million hours of safe flight, served approximately 96.86 million passengers, and recorded a substantial increase in profit from cargo logistics. The Company once again was awarded the title of the “National Benchmarking Enterprise of Customer Satisfaction”.

1. Pandemic Prevention and Control

During the reporting period, the Group resolutely discharged the responsibilities for pandemic prevention and control, and coordinated the work at all levels. We immediately established a leading group for pandemic prevention and control, and initiated the highest level response to public health emergency; formulated a plan to provide full support for anti-pandemic transportation, and was the first in China to adopt a policy of free transportation for anti-pandemic supplies; and strictly implemented the anti-pandemic policies of China, reduced flights to key countries and regions, and continued to strengthen the overall control of passengers and all-round protection of employees. During the reporting period, the Group operated a total of 19,000 anti-pandemic flights, transported 25,000 medical personnel and 29,000 tonnes anti-pandemic supplies, and brought back 24,000 stranded compatriots; the Group recorded zero infection among passengers on board in international and domestic flights, and zero infection among all employees at work; and numbers of meritorious models emerged and were highly praised by the central government, superiors and all sectors of society.

Recorded

zero infection among passengers

on board in international

and domestic flights

Recorded

zero infection among

all employees

at work

The Group

continued to keep

the best safety record among

Chinese airlines.

2. Safety Management

During the reporting period, the Group firmly upheld safety baseline and formulated an outline for the construction of seven safety systems. We carried out a three-year campaign to improve safety production, in which a variety of technical means were applied in a comprehensive way to continuously promote the identification of work style issues, and conducted work style construction with the “three awes” as the core. We improved the risk monitoring and early warning mechanism to identify and manage potential safety hazards. Close attention was paid to key areas and key risks, and prior and procedural control was strengthened so as to move ahead the safety threshold. As at the end of the reporting period, the Group had secured flight safety for 21 consecutive years and aviation security for 26 consecutive years, and continued to keep the best safety record among Chinese airlines.

3. Management Response

During the reporting period, the Group proactively adjusted its operating strategies in response to the development of the pandemic and the direction of government policy. We spared no efforts to secure passenger revenue, closely followed the changes in the pandemic, rollingly optimized domestic routes and flights, and seized international inbound passenger sources. To actively grasp the opportunity to increase revenue from freight logistics, we comprehensively improved the utilization rate of freighters, and organized 8,431 freight flight converted from passenger aircraft throughout the year, which achieved remarkable operating results. We strove to strengthen cost control, actively sought policy support, and drastically reduced costs. We took the initiative to reduce investment and adjusted the pace of aircraft capacity introduction in a timely manner. We expedited the revitalization and disposal of assets, and further enhanced the utilization rate of real estate.

Implemented over 1,100 cost-reduction and efficiency- enhancement measures

4. Hub Network

During the reporting period, the Group further advanced its hub network strategy and accelerated the construction of two comprehensive international hubs in Guangzhou and Beijing. We continued to establish the Guangzhou-Shenzhen joint hub and build a product system with “Bay Area Link” products as the mainstay as a way to promote the integration of market, product, service, and network in the Guangdong-Hong Kong-Macao Greater Bay Area. We accelerated the construction of the Beijing hub, and completed relocation of all flights to Daxing Airport ahead of schedule. Efforts were made to strive for the reward of slots, optimize airport slots, and strengthen publicity and promotion as a way to operate the Beijing hub with all our strength. We positioned Hainan as a strategic key market and signed a strategic cooperation agreement with Hainan Province, strengthened collaboration with Xiamen Airlines and Sichuan Airlines to jointly build quality routes in Chengdu and other key markets, and signed new cooperation agreements with 20 international partners including American Airlines, Etihad Airways, and Aeroflot-Russian Airlines.

The annual fuel consumption per

ATK decreased by 6.6%

year-on-year

5. Lean Control

During the reporting period, the Group initially established a comprehensive market-based accounting system. We carried out lean cost management special activities, and developed new ideas for cost control, with implementation of over 1,100 cost-reduction and efficiency- enhancement measures, among which the best were incorporated as cost control instruments into the regulatory manual, so as to achieve standardization and institutionalization. Strict control was executed in terms of the cost on jet fuel, and landing fees. Adhering to green flight concept, we optimized air routes and balanced loading accurately so that the annual fuel consumption per ATK decreased by 6.6% year-on-year. We achieved diversified low-cost financing, which further optimized the Company’s debt structure. We prevented and resolved risks in terms of oil prices, exchange rate, interest rate, cash flow, and receivables, and carried out foreign exchange and jet fuel hedging businesses with prudence.

6. Operation Service

During the reporting period, the Group deepened the construction of integrated operation and promoted the integrated services program. We continued to optimize our management and control model and carry out projects to increase flight on-time performance rates. By doing this, we maintained leading position in the industry in flight on-time performance rate for five consecutive years. We implemented value contribution accounting regarding quick-turn in stations to further improve operational efficiency. Efforts were made to continuously improve maintenance capabilities and strengthen technological innovation in engineering as a way to make operations more reliable. Positioned to offer “affinity and refinement” service, we improved the service management and control system, and continuously optimized the travel experience of passengers with sincere service, so that we recorded the lowest complaint rate among the three major Chinese airlines. We launched the “family service 360” and “Kapok Brand” campaign. Passengers were encouraged to cancel meals in exchange for mileage, a green flight service of CSA. Our baggage tracking project obtained IATA Network-wide Compliance Certificate.

Maintained

Leading Position

in the industry in flight

on-time performance rate for

five consecutive years

Our baggage tracking project

obtained IATA

Network-wide Compliance Certificate

Awarded the title of the

“National Benchmarking Enterprise of Customer Satisfaction” again

7. Reform and Development

During the reporting period, the Group formulated a three-year action plan to deepen reforms, launched a campaign to improve management to first class of the world, and prepared the “14th Five-Year Plan” from a high starting point. We adjusted and optimized five major structures for fleet, market, manpower, industry, assets and liabilities, and focused on solving bottleneck problems that restricted high quality development. We conducted private placement of stocks and public issuance of convertible bonds to raise approximately RMB32 billion in total as a way to lay a solid foundation for development. Efforts were continuously made to improve the market-oriented operation mechanism, with introduction of tenure system and contract management measures. An IT framework of “cloud platform & dual middle-platform” was established to initially build up a business sharing capability system. During the reporting period, the “Double Hundred Action” mixed ownership reform of the Group was successfully implemented. Freight and Logistic Company and SAGA introduced strategic investors, improved corporate governance structure, reformed three systems and built market-oriented operating mechanism, which further broadened the development space for enterprises which performed the mixed ownership reform.

8. Social Responsibility

During the reporting period, the Group firmly promoted the green flight concept, deepened its work on poverty alleviation, and actively fulfilled its social responsibilities. We continued to optimize aircraft models and routes, focus on improving the efficiency of aviation fuel usage, and reduce greenhouse gas emissions. We continued to promote the application of new energy vehicles, and advance the inclusion of “large-scale dynamic map route planning (大規模動態圖航路規劃)” into the national key research and development projects. The Company was awarded the title of “Outstanding Units for Blue Sky Protection Campaign (藍天保衛戰工作先進單位)” by the CAAC. Continuous efforts were made to deepen the poverty alleviation model with CSA’s characteristics. The Group carried out poverty alleviation work in 2 counties and 22 villages from 12 provinces, and dispatched 83 officials to take temporary posts or work in villages to alleviate poverty. As a result, all designated areas have been lifted out of poverty. The Company received the top recognition in the targeted poverty alleviation assessment of central enterprises in 2019.

II.

Financial Performance

Part of the financial information presented in this section below is derived from the Group’s audited consolidated financial statements that have been prepared in accordance with IFRSs.

The net loss attributable to equity shareholders of the Company of RMB10,847 million was recorded in 2020 as compared to the net profit attributable to equity shareholders of the Company of RMB2,640 million in 2019. The Group’s total operating revenue decreased by RMB61,761 million or 40.02% from RMB154,322 million in 2019 to RMB92,561 million in 2020. Passenger load factor decreased by 11.35 percentage points from 82.81% in 2019 to 71.46% in 2020. Yield per RPK decreased by 6.12% from RMB0.49 in 2019 to RMB0.46 in 2020. Yield per RTK decreased by 7.93% from RMB4.54 in 2019 to RMB4.18 in 2020. Operating expenses decreased by RMB39,497 million or 26.58% from RMB148,608 million in 2019 to RMB109,111 million in 2020. Mainly affected by the impact of the COVID-19 pandemic on the aviation industry, operating loss of RMB11,864 million was recorded in 2020 as compared to operating profit of RMB10,838 million in 2019.

III.

Operating Revenue

	2020		2019
	Operating revenue	Percentage	Operating revenue	Percentage	Changes in revenue
	RMB million	%	RMB million	%	%
Traffic revenue	87,027	94.02	148,117	95.98	(41.24)
Including: Passenger revenue	70,534		138,502		(49.07)
– Domestic	57,793		101,955		(43.32)
– Hong Kong, Macau and Taiwan	251		2,437		(89.70)
– International	12,490		34,110		(63.38)
Cargo and mail revenue	16,493		9,615		71.53
Other operating revenue	5,534	5.98	6,205	4.02	(10.81)
Mainly including:
Commission income	2,771		2,952		(6.13)
Cargo handling income	507		359		41.23
Ground services income	210		409		(48.66)
General aviation income	508		564		(9.93)
Hotel and tour operation income	390		712		(45.22)

Total operating revenue	92,561	100.00	154,322	100.00	(40.02)

Less: fuel surcharge income	(1,259)		(7,479)		(83.17)

Total operating revenue excluding fuel surcharge	91,302		146,843		(37.82)

Substantially all of the Group’s operating revenue is attributable to airlines transport operations. Traffic revenue accounted for 95.98% and 94.02% of the total operating revenue in 2019 and 2020, respectively. Passenger revenue and cargo and mail revenue accounted for 81.05% and 18.95%, respectively, of the total traffic revenue in 2020. During the reporting period, the Group’s total traffic revenue was RMB87,027 million, representing a decrease of RMB61,090 million or 41.24% from prior year, because of the decrease in passenger revenue which is partially offset by the increase in cargo revenue. The decrease in passenger revenue was caused by the decrease of of traffic volume and air ticket price resulted from insufficient passenger confidence for travel and travel restriction due to the impact of COVID-19 pandemic. The other operating revenue of the Group is mainly derived from commission income, hotel and tour operation income, general aviation income, cargo handling income and ground services income.

The decrease in operating revenue was primarily due to a decrease in passenger revenue by 49.07% from RMB138,502 million in 2019 to RMB70,534 million in 2020. The total number of passengers carried decreased by 36.12% to 96.86 million passengers in 2020. RPKs decreased by 46.15% from 284,921 million in 2019 to 153,440 million in 2020, primarily due to the decrease in number of passengers carried resulted from insufficient passenger confidence for travel due to the impact of COVID-19 pandemic.

Domestic passenger revenue, which accounted for 81.94% of the total passenger revenue in 2020, decreased by 43.32% from RMB101,955 million in 2019 to RMB57,793 million in 2020. Domestic passenger traffic in RPKs decreased by 28.22%, while passenger capacity in ASKs decreased by 17.55%, resulting in a decrease in passenger load factor by 10.74 percentage points from 83.00% in 2019 to 72.26% in 2020. Yield per RPK decreased by 21.15% from RMB0.52 in 2019 to RMB0.41 in 2020.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 0.36% of total passenger revenue, decreased by 89.70% from RMB2,437 million in 2019 to RMB251 million in 2020. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs decreased by 92.66%, while passenger capacity in ASKs decreased by 87.39%, resulting in a decrease in passenger load factor by 31.20 percentage points from 74.61% in 2019 to 43.41% in 2020. Passenger yield per RPK increased by 40.00% from RMB0.75 in 2019 to RMB1.05 in 2020.

International passenger revenue, which accounted for 17.71% of total passenger revenue, decreased by 63.38% from RMB34,110 million in 2019 to RMB12,490 million in 2020. For international flights, passenger traffic in RPKs decreased by 84.88%, while passenger capacity in ASKs decreased by 80.63%, resulting in a decrease in passenger load factor by 18.15 percentage points from 82.72% in 2019 to 64.57% in 2020. Passenger yield per RPK increased by 146.15% from RMB0.39 in 2019 to RMB0.96 in 2020.

Cargo and mail revenue, which accounted for 18.95% of the Group’s total traffic revenue and 17.82% of total operating revenue, increased by 71.53% from RMB9,615 million in 2019 to RMB16,493 million in 2020. The increase was mainly attributable to the significant increase of demand for freight, especially international freight, due to the impact of COVID-19 pandemic.

Other operating revenue decreased by 10.81% from RMB6,205 million in 2019 to RMB5,534 million in 2020. The decrease was primarily due to the decrease of commission income, ground services income, general aviation income, and hotel and tour operation income.

IV.

Operating Expenses

Total operating expenses in 2020 amounted to RMB109,111 million, representing a decrease of RMB39,497 million or 26.58% comparing to that of 2019, as a result of the decrease of various traffic expenses due to the impact of COVID-19 pandemic. Total operating expenses as a percentage of total operating revenue increased from 96.30% in 2019 to 117.88% in 2020.

	2020		2019
Operating expenses	RMB million	Percentage (%)	RMB million	Percentage (%)
Flight operation expenses	37,545	34.41	70,566	47.78
Mainly including:
Jet fuel costs	18,797		42,814
Aircraft operating lease charges	977		1,412
Flight personnel payroll and welfare	10,232		12,709
Maintenance expenses	13,375	12.26	13,057	8.79
Aircraft and transportation service expenses	18,743	17.18	26,591	17.89
Promotion and selling expenses	5,007	4.59	7,755	5.22
General and administrative expenses	4,088	3.75	4,073	2.74
Depreciation and amortisation	24,590	22.53	24,620	16.57
Impairment losses on property, plant and equipment and right-of-use assets	3,961	3.63	18	0.01
Hotel and tour operation expenses	317	0.29	587	0.39
External air catering service expenses	333	0.31	336	0.23
Financial institution charges	84	0.08	217	0.15
Cargo handling expenses	400	0.36	311	0.21
Others	668	0.61	477	0.32

Total operating expenses	109,111	100.00	148,608	100.00

Flight operation expenses, which accounted for 34.41% of total operating expenses, decreased by 46.79% from RMB70,566 million in 2019 to RMB37,545 million in 2020, mainly resulted from the decrease of traffic volume due to the impact of COVID-19 pandemic and the decrease of employee emolument.

Maintenance expenses, which accounted for 12.26% of total operating expenses, stayed at the same level in amounts as compared to 2019.

Aircraft and transportation service expenses, which accounted for 17.18% of total operating expenses, decreased by 29.51% from RMB26,591 million in 2019 to RMB18,743 million in 2020. The decrease was primarily due to a decrease in the amounts of take-off and landing fees and navigation fees, from RMB17,658 million in 2019 to RMB10,857 million in 2020, resulting from the decrease of the number of flights due to the impact of COVID-19 pandemic.

Promotion and selling expenses, which accounted for 4.59% of total operating expenses, decreased by 35.44% from RMB7,755 million in 2019 to RMB5,007 million in 2020, mainly due to the decrease in sales commission and computer reservation services charges due to the impact of COVID-19 pandemic.

General and administrative expenses, which accounted for 3.75% of the total operating expenses, stayed at the same level in amounts as compared to 2019.

Depreciation and amortisation, which accounted for 22.53% of the total operating expenses, stayed at the same level in amounts as compared to 2019.

Impairment losses on property, plant and equipment and right-of-use assets, which accounted for 3.63% of the total operating expenses, increased from RMB18 million in 2019 to RMB3,961 million in 2020, mainly due to the increase of impairment provision for aircraft and related equipment.

V.

Operating (Loss)/Profit

Operating loss of RMB11,864 million was recorded in 2020 (2019: Operating profit of RMB10,838 million). The decrease in operating profit was mainly resulting from the decrease in traffic revenue due to the impact of the COVID-19 pandemic on the aviation industry.

VI.

Other Net Income

Other net income decreased by RMB438 million from RMB5,124 million in 2019 to RMB4,686 million in 2020, mainly resulted from the decrease in penalty income from group tickets along with the decreased number of international flights, and the decrease in airport construction fees and overseas airport taxes which are overdue and no need to refund, both due to the impact of the COVID-19 pandemic.

VII.

Income Tax

Income tax gains of RMB3,368 million was recorded in 2020 (2019: income tax expenses of RMB971 million was recorded), as the Company recorded operating loss as impacted by the COVID-19 pandemic, and recognised deferred tax asset for tax losses.

VIII.

Liquidity, Financial Resources and Capital Structure

As at 31 December 2020, the Group’s net current liabilities was RMB56,696 million. For the year ended 31 December 2020, the Group recorded a net cash inflow from operating activities of RMB2,698 million, a net cash outflow from investing activities of RMB8,049 million and a net cash inflow from financing activities of RMB28,945 million, which in total resulted in an increase in cash and cash equivalents of RMB23,594 million. The increase in cash and cash equivalents was mainly attributable to the funds raised during the reporting period which included issuance of stocks and convertable bonds, and other sources of funding.

The Group’s liquidity is dependent on its ability to maintain adequate cash inflow from operations, and its ability to obtain external financing to meet its debt obligations as they fall due and to meet its committed future capital expenditures. The Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. As at 31 December 2020, the Group had banking facilities with several PRC banks and financial institutions for providing bank financing up to approximately RMB315,452 million (31 December 2019: RMB308,343 million), of which RMB228,188 million (31 December 2019: RMB251,165 million) was unutilised. The Directors of the Company believe that sufficient financing will be available to the Group.

The analyses of the Group’s total interest-bearing liabilities are as follows:

Composition of interest-bearing liabilities

	31 December 2020	31 December 2019
	RMB million	RMB million
Lease liabilities	121,213	134,074
Borrowings	78,233	51,180
Long-term payables	385	—
Fixed rate interest-bearing liabilities	130,072	100,660
Floating rate interest-bearing liabilities	69,759	84,594

Analysis of interest-bearing liabilities by currency

	31 December 2020	31 December 2019
	RMB million	RMB million
USD	52,862	70,260
RMB	142,545	109,946
Others	4,424	5,048

Total	199,831	185,254

Maturity analysis of interest-bearing liabilities

	31 December 2020	31 December 2019
	RMB million	RMB million
Within 1 year	61,123	57,541
After 1 year but within 2 years	27,805	23,022
After 2 years but within 5 years	61,751	62,544
After 5 years	49,152	42,147

Total	199,831	185,254

Interest expense and net exchange gain/(loss)

Interest expense increased by RMB871 million from RMB5,845 million in 2019 to RMB6,716 million in 2020, mainly due to the decrease in capitalized interest.

Net exchange gains of RMB3,485 million was recorded in 2020, as compared with a net exchange loss of RMB1,477 million in 2019. Net exchange gain was primarily attributable to the exchange difference arising from the lease liabilities denominated in USD, along with the appreciation of Renminbi against the U.S. dollar.

The Group’s capital structure at the end of the year is as follows:

	31 December 2020	31 December 2019	Change
Total liabilities (RMB million)	241,252	229,599	5.08%
Total assets (RMB million)	326,383	306,928	6.34%
Debt ratio	73.92%	74.81%	Decreased by 0.89 percentage point

The Group monitors capital on the basis of debt ratio, which is calculated as total liabilities divided by total assets. The debt ratio decreased by 0.89 percentage point compared to that of the end of 2019, mainly due to the increase in cash and cash equivalents of the Group’s financing activities during the reporting period.

IX.

Major Charge on Assets

As at 31 December 2020, no property, plant and equipment of the Group were mortgaged under loans (31 December 2019: RMB339 million).

X.

Commitments and Contingencies

Commitments

As at 31 December 2020, the Group had capital commitments (excluding investment commitment) of RMB66,996 million (31 December 2019: RMB86,246 million). Of which, RMB56,547 million (31 December 2019: RMB71,224 million) related to the acquisition of aircraft and related flight equipment and RMB10,449 million (31 December 2019: RMB15,022 million) related to other projects of the Group.

The Group had investment commitments as follows:

	31 December 2020	31 December 2019
	RMB million	RMB million
Authorised and contracted for:
Share of capital commitments of a joint venture	405	322
Capital contributions for acquisition of non-controlling interests in a subsidiary	—	232

	405	554

Authorised but not contracted for:
Share of capital commitments of a joint venture	26	31

	431	585

Contingent liabilities

(1)

The Group leased certain properties and buildings from CSAH which were located in Guangzhou, Wuhan, Haikou, etc. Although such properties and buildings were used by CSAH before being leased to the Group, as known to the Group, such properties and buildings lack adequate documentation evidencing CSAH’s rights thereto. Pursuant to the indemnification agreement dated 22 May 1997 entered into between the Group and CSAH, CSAH has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use the aforementioned properties and buildings.

(2)

The Group entered into certain agreements with CSAH in prior years to acquire certain land use right and buildings from CSAH. The change of business registration of such land use right and buildings are still in progress as of the date of this report. CSAH issued letters of commitment to the Company, committing to indemnify the Group against any claims from third parties to the Group, or any loss or damage in the Group’s operation activities due to lack adequate documentation of the certain properties and buildings, without recourse to the Group.

(3)

The Company and its subsidiary, Xiamen Airlines, entered into agreements with certain pilot trainees and certain banks to provide guarantees on personal bank loans amounting to approximately RMB696 million (31 December 2019: approximately RMB696 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 31 December 2020, the balance of personal bank loans of RMB221 million in total (31 December 2019: RMB275 million), under these guarantees, were drawn down from the banks. During the year, no payment has been made by the Group (2019: RMBnil million) due to the default of payments of certain pilot trainees.

XI.

Reconciliation of Differences in Financial Statements Prepared under PRC GAAP and IFRSs

Difference in net (loss)/profit and equity attributable to equity shareholders of the Company disclosed in financial reports under IFRSs and PRC GAAP

Unit: RMB million

	Net (loss)/profit attributable to equity shareholders of the Company		Equity attributable to equity shareholders of the Company
	2020	2019	31 December 2020	31 December 2019

Amounts under PRC GAAP	(10,842)	2,651	69,346	63,863
Adjustments under IFRSs:
Government grants	—	1	(6)	(6)
Capitalisation of exchange difference of specific loans	(9)	(16)	47	56
Adjustments arising from the Company’s business combination under common control	—	—	237	237
Tax impact of the above adjustments	2	4	(10)	(12)
Effect of the above adjustments on non-controlling interests	2	—	(30)	(32)

Amounts under IFRSs	(10,847)	2,640	69,584	64,106

Explanation of differences between PRC GAAP and IFRSs

1.

In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in profit or loss statement for the current period unless the exchange difference represents an adjustment to interest.

2.

In accordance with the PRC GAAP, assets related government grants (other than special funds) are deducted from the cost of the related assets. Special funds granted by the government and clearly defined in the approval documents as part of “capital reserve” are accounted for as increase in capital reserve. Under IFRSs, assets related government grants are deducted to the cost of the related assets. The difference is resulted from government grants received in previous years and are recognised in capital reserve under PRC GAAP.

3.

In accordance with the PRC GAAP, the Company accounts for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, relevant comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control.

XII.

Capital Needs for Maintaining the Existing Business Operation and Completing the Investment Projects under Construction

Commitments	Contractual arrangement	Time schedule	Financing methods
Commitments in respect of aircraft, engines and flight equipment of RMB56,547 million	Authorised and contracted	RMB28,382 million within 1 year (inclusive of 1 year);	Own funds/Debt financing
RMB15,033 million after 1 year but within 2 years (inclusive of 2 years);
RMB11,910 million after 2 years but within 3 years (inclusive of 3 years);
RMB1,222 million after 3 years

Investment commitments of RMB405 million	Authorised and contracted	/	other

Other commitments of RMB4,970 million	Authorised and contracted	/	other

Based on forecast on the cash flows for the eighteen months ending 30 June 2022, the Group is of the view that the Group will have sufficient funds to meet the needs for working capital and capital expenditures during such period. The Group’s ability to pay off the payable due liabilities mainly depends on the Group’s net inflow of working capital and the ability to obtain external financing. As for future capital commitment and other financing demand, as of 31 December 2020, the Group has obtained a maximum banking facilities of approximately RMB315,452 million for 2020 and subsequent years from several PRC banks, of which, the unused banking facilities reached approximately RMB228,188 million. The Group believes that it will be able to obtain such financing.

XIII.

Analysis of Operational Information from Industrial Perspective

1. Major information of operations

Models	Average age (years)	Daily utilization rate (hours)	Passenger load factor (%)	Total load factor (%)
Passenger aircraft
A380 series	8.7	4.68	62.99	53.88
A350 series	0.9	7.24	66.36	39.39
A330 series	7.6	6.45	70.33	44.08
A320 series	7.6	6.90	71.16	64.15
B787 series	4.2	7.75	67.25	41.60
B777 series	4.2	2.63	70.29	43.49
B737 series	7.5	7.13	72.86	65.66
EMB190	7.9	5.36	76.30	61.02
Freighter
B777 series	7.2	15.10	/	75.53
B747 series	18.4	1.32	/	67.77
Average	7.2	7.02	71.46	61.39

Note:	the above daily utilization statistics excluded 34 B737MAX grounded and 6 ARJ21 due to short operation period.

2. Capital arrangement for introducing aircraft and

related equipment during the reporting period

	Unit: number of aircraft

	Capital arrangement
Models introduced during the reporting period	Operating lease	Finance lease	Purchased	Number of aircraft introduced during the reporting period
A320 Series	10	8	4	22
A350 Series	/	/	2	2
B777 Series	/	2	/	2
ARJ21	/	3	3	6
Total	10	13	9	32

3. Capital expenditure plan and relevant financing plan for aircraft and related equipment during 2021-2023

Capital expenditure commitments of aircraft and related equipment	Contractual arrangement	Time schedule	Financing methods
Commitments in respect of aircraft, engines and flight equipment of RMB56,547 million	Authorised and contracted

RMB28,382 million within 1 year (inclusive of 1 year);

RMB15,033million after 1 year but within 2 years (inclusive of 2 years);

RMB11,910 million after 2 years but within 3 years (inclusive of 3 years);

RMB1,222 million after 3 years

Own funds or debt financing

4. New flight routes during the reporting period and future launching plan

During the reporting period, the Company increased flights frequency for Beijing Daxing-Chongqing, Beijing Daxing-Chengdu, Beijing Daxing-Urumqi-Kashgar, Beijing Daxing-Xiamen, Guangzhou-Lanzhou-Dunhuang and other routes around the Guangzhou-Beijing core hub. At the same time, the Company also launched new domestic routes including Shanghai Pudong-Lanzhou, Shanghai Hongqiao-Nanning, Fuzhou-Nanjing-Dalian, Kunming-Hangzhou, Qingdao-Xi’an, and Nanning-Taiyuan, and continued to improve the route network. For international routes, as affected by the “five ones” policy and the “One Country, One Policy” of the CAAC, the international flights of the Company were substantially canceled or reduced during the reporting period, and the recovery will depend on policy adjustments. In 2020, the Company newly launched several international routes including Shenzhen-Nairobi, Wuhan-Islamabad, Fuzhou-Sapporo and Fuzhou-Fukuoka.

In 2021, with an aim of maximizing marginal contribution, the Company will increase capacity in the domestic market and improve the quality of revenue from international routes. For domestic routes, we plan to launch Beijing Daxing-Wuxi, Beijing Daxing-Ganzhou, Guangzhou-Tengchong, Guangzhou-Yibin, Guangzhou-Shashi, Guangzhou-Changbaishan etc., and for international routes, we will gradually recover flights, increase frequency and launch new routes depending on policy adjustments.

XIV.

Analysis on Investments

1. Major equity investment

On 21 December 2020, it was agreed by the Board of the Company that, the Company, Xiamen C&D Corporation Limited (“Xiamen C&D”) and Fujian Investment Group Co., Ltd. (“Fujian Investment”) would make capital contribution to Xiamen Airlines in an amount proportional to their respective equity interest in Xiamen Airlines. The total amount of capital contribution is RMB4.0 billion, of which RMB2.2 billion will be contributed by the Company in cash and physical assets in phases, RMB1.36 billion will be contributed by Xiamen C&D, and RMB440 million will be contributed by Fujian Investment. Upon completion of the capital contribution, shareholding of the Company, Xiamen C&D and Fujian Investment in Xiamen Airlines will remain unchanged as 55%, 34%, and 11%, respectively. For details, please refer to the section headed “Connected Transactions” in this annual report and the announcement of the Company dated 21 December 2020 in relation to the capital contribution in Xiamen Airlines.

2. Financial assets carried at fair value

	Unit: RMB million

Stock code	Abbreviation	Initial Investment cost	Equity ownership (%)	Carrying value at the end of the period	Profit and loss during the reporting period	Changes in owners’ equity during the reporting period	Accounting item	Sources of the shares
000099	Citic Offshore Helicopter Co., Ltd.	9	0.48	22	—	/	Other non-current financial assets	Purchase
601328	Bank of Communications Co., Ltd.	16	0.013	42	(6)	/	Other non-current financial assets	Purchase
N/A	China Air Service Ltd.	2	1.00	1	—	/	Other non-current financial assets	Capital increase
N/A	Aviation Data Communication Corporation	1	2.50	27	(4)	/	Other non-current financial assets	Capital increase
00696	Travelsky Technology Limited	33	2.25	699	19	(121)	Other investments in equity securities	Establishment
N/A	Haikou Meilan International Airport Co., Ltd.	100	2.35	100	—	(66)	Other investments in equity securities	Capital increase
Total		161	/	891	9	(187)	/	/

XV.

Major Assets and Shareholding Disposal

On 25 November 2020, the Company, SAGA, China Southern Power Grid Industry Investment Group Co., Ltd. (南方電網產業投資集團有限責任公司) (“CSP Investment Group”), Guoxin Shuangbai No. 1 (Hangzhou) Equity Investment Partnership (Limited Partnership) (國新雙百壹號(杭州)股權投資合夥企業 (有限合夥)) (“Shuangbai No. 1”), China Southern Airlines Group Capital Holding Limited (中國南航集團資本控股有限公司) (“Southern Airlines Capital”) and Zhuhai General Aviation Investment Partnership (Limited Partnership) (珠海通航通投資合夥企業(有限合夥)) (“ZGA”) entered into the Capital Increase and Equity Transfer Agreement, pursuant to which, the registered capital of SAGA was increased from RMB1 billion to RMB1.34228 billion through the capital contribution to be made by CSP Investment Group, Shuangbai No. 1, Southern Airlines Capital and ZGA, and the Company agreed to transfer part of its equity interests in SAGA to CSP Investment Group, Shuangbai No. 1 and Southern Airlines Capital. Prior to the completion of, the capital contribution and the equity transfer under the Capital Increase and Equity Transfer Agreement, SAGA is a wholly-owned subsidiary of the Company. After completion of the capital contribution and the equity transfer under the Capital Increase and Equity Transfer Agreement, SAGA was owned as to approximately 57.9%, 10.0%, 14.1%, 10.0% and 8.0% by the Company, CSP Investment Group, Shuangbai No. 1, Southern Airlines Capital and ZGA, respectively, and continued to be a subsidiary of the Company. Please refer to the section headed “Connected Transactions” in this annual report and the announcement of the Company dated 25 November 2020 in relation to the (1) capital contribution and deemed disposal of SAGA; and the (2) disposal of equity interests in SAGA for details.

On 22 December 2020, the Company and Shanghai Yinnan Enterprise Management Partnership (Limited Partnership) (上海隱南企業管理合夥企業(有限合夥)), Taicang Zhongding Yuanxiang Equity Investment Partnership (Limited Partnership) (太倉市鐘鼎遠祥股權投資合夥企業(有限合夥)), Shuangbai No. 1, Zhuhai Junlian Yige Equity Investment Enterprise (Limited Partnership) (珠海君聯逸格股權投資企業(有限合夥)), Zhongjin Qichen (Suzhou) Emerging Industry Equity Investment Fund Partnership (Limited Partnership) (中金啟辰(蘇州)新興產業股權投資基金合夥企業(有限合夥)), Zhongjin Pucheng Investment Co., Ltd. (中金浦成投資有限公司), Sinotrans Limited (中國外運股份有限公司) and Zhuhai Yuanqi Enterprise Management Partnership (Limited Partnership) (珠海員祺企業管理合夥企業(有限合夥)) (the “Investors”) entered into the Capital Increase Agreement in relation to Southern Airlines Freight and Logistic (Guangzhou) Co., Ltd., pursuant to which, the Investors made capital contribution of RMB3,354,545,462 in total to the Freight and Logistic Company. After completion of the capital contribution, Freight and Logistic Company was owned as to approximately 55%, 10%, 10%, 10%, 5%, 1.9%, 0.6%, 3% and 4.5% by the Company, Shanghai Yinnan Enterprise Management Partnership (Limited Partnership), Taicang Zhongding Yuanxiang Equity Investment Partnership (Limited Partnership), Shuangbai No. 1, Zhuhai Junlian Yige Equity Investment Enterprise (Limited Partnership), Zhongjin Qichen (Suzhou) Emerging Industry Equity Investment Fund Partnership (Limited Partnership), Zhongjin Pucheng Investment Co., Ltd., Sinotrans Limited and Zhuhai Yuanqi Enterprise Management Partnership (Limited Partnership), respectively.

XVI.

Analysis on Major Subsidiaries and Joint Ventures and Associates

1. Major operational data of major holding aviation subsidiaries of the Group:

Name of subsidiaries	Number of aircraft	Proportion (%)	Number of passengers carried (thousand)	Proportion (%)	Cargo and mail carried (tonne)	Proportion (%)	RTK (million)	Proportion (%)	RPK (million)	Proportion (%)
Xiamen Airlines	209	24.1	26,908.8	27.8	253,655.1	17.4	4,138.6	19.9	39,526.5	25.8
Shantou Airlines	15	1.7	2,113.7	2.2	14,274.5	1.0	253.5	1.2	2,664.8	1.7
Zhuhai Airlines	16	1.8	1,737.5	1.8	8,483.9	0.6	257.7	1.2	2,763.1	1.8
Guizhou Airlines	20	2.3	2,799.7	2.9	20,043.5	1.4	389.2	1.9	4,050.8	2.6
Chongqing Airlines	30	3.5	3,326.8	3.4	15,498.6	1.1	413.9	2.0	4,434.6	2.9
Henan Airlines	30	3.5	4,342.0	4.5	33,130.4	2.3	542.2	2.6	5,608.6	3.7

Note:	The operational information of Xiamen Airlines includes operational information of its subsidiaries, Hebei Airlines and Jiangxi Airlines;

2. Information of Xiamen Airlines

Xiamen Airlines was established in August 1984 with registered capital of RMB14.0 billion. The legal representative is Wang Zhi Xue. The Company holds 55% of the shares in Xiamen Airlines; Xiamen C&D and Fujian Investment also hold 34% and 11% in Xiamen Airlines, respectively.

In 2020, Xiamen Airlines earned operating revenue of RMB20,675 million, representing a decrease of 36.60% as compared to the previous year; and net loss of RMB181 million was recorded in 2020 as compared to net profit of RMB784 million in 2019. As at 31 December 2020, Xiamen Airlines’ total assets amounted to RMB53,267 million and net assets amounted to RMB18,803 million.

3. Information of Freight and Logistic Company

Freight and Logistic Company was established in June 2018 with registered capital of RMB1.8 billion. The legal representative is He Xiao Qun (何曉群). The Company holds 55% of the shares in Freight and Logistic Company.

In 2020, Freight and Logistic Company earned operating revenue of RMB15,397 million and a net profit of RMB4,013 million, representing an increase of 80.29% and 990.49%, respectively. As at 31 December 2020, Freight and Logistic Company’s total assets amounted to RMB9,211 million and net assets amounted to RMB6,391 million.

4. Information of other major joint ventures and associates

Name of investee companies	Nature of business	Registered capital		Proportion of shares held at the investee companies (%)
				Direct	Indirect
1. Joint ventures
Guangzhou Aircraft Maintenance Engineering Co., Ltd.	Aircraft repair and maintenance services	USD	65,000,000	50	0
MTU Maintenance Zhuhai Co., Ltd.	Aircraft repair and maintenance services	USD	163,100,000	50	0
2. Associates
Finance Company	Financial services	RMB	1,377,730,000	41.81	6.78
SACM	Advertising agency services	RMB	200,000,000	40	0
Sichuan Airlines	Airlines transportation	RMB	1,000,000,000	39	0

XVII.

Industry Competition Landscape and Development Trend

In 2020, as the COVID-19 was pandemic around the world, the global air transport industry suffered a huge decline, evidenced by partially grounded aircraft, mass lay-offs, operating capital shortages, and massive bankruptcy or reorganization of airlines. The demand for cross-border travel around the world was extremely suppressed under the restrictions of policies and routes, and airlines canceled orders or delayed receiving aircraft in bulk. IATA predicted that the global aviation industry suffered a net loss of US$118.5 billion in 2020.

IATA expects that the global air transport industry will remain in the red in 2021, and airlines around the world face problems including continued government tightening of air travel restrictions, COVID-19 variants and tight cash flow.

The global civil aviation industry has gradually shown new development trends after suffering from the huge impact of COVID-19 pandemic:

1. The global aviation industry may enter a new round of restructuring

Large airlines may get out of trouble by obtaining government assistance, and the possibility of less powerful airlines being acquired by large airlines or even going bankrupt is greatly increased. After the reorganization, the global aviation industry will be more capable of responding to risks and challenges.

2. The long-term prospects of the aviation industry are

bright, but the short-term recovery is bumpy

IATA predicts that by 2036, the global aviation industry will provide over 98.00 million jobs and create an output value of more than US$5.7 trillion. The aviation industry will play an irreplaceable role in the recovery of the global economy. However, the impact of the COVID-19 pandemic is extremely wide. With inconsistent recovery cycles in various regions, the recovery of the aviation industry will be slow in the short term.

The COVID-19 pandemic in 2020 had a huge impact on China’s civil aviation industry. However, in the long run, there is still huge room for the development of the industry. It is embodied in the following three aspects:

(1)	Huge market potential

China’s civil aviation industry witnesses an average annual growth rate of passenger turnover of 11% in the past 10 years. However, the per capita air travel is only 0.47 time, while the per capita air travel in the United States is basically stable at 2.3-2.7 times, which is equivalent to 5-6 times of that in China. It is expected that China’s civil aviation transportation market will continue to maintain a middle and high-speed growth with great development space during the “14th Five-Year Plan” period. IATA predicts that by 2036, the total air passenger traffic of China will reach 1.5 billion.

(2)	China’s development strategy and macro policies are conducive to the development of aviation industry

The development strategies implemented in China has greatly expanded the development space for the aviation industry. According to the guidelines on developing comprehensive transport network (《國家綜合立體交通網規劃綱要》) issued by the Central Committee of the Communist Party of China and the State Council, the national comprehensive transport network will reach about 700,000 kilometers by 2035. The aviation network has the potential for continuous improvement, and the construction of global and regional logistics network system will see new opportunities. The Outline of Action for Building a Civil Aviation Power in the New Era (《新時代民航強國建設行動綱要》) issued by the CAAC clearly defines the goal of building a civil aviation power in an all-rounded way by the middle of this century. In addition, a series of policies such as the Guangdong-Hong Kong-Macao Greater Bay Area, the construction of the Xiong’an New Area, and the Belt and Road initiative foreshadow the broad development prospects of the aviation industry.

(3)	New development philosophy promotes high-quality development

China took the lead in controlling the pandemic and realized positive domestic economic growth under the background of the global economy slowdown caused by COVID-19 pandemic, which provided a better macroeconomic environment for aviation industry development. During the “14th Five-Year Plan” period, China’s civil aviation will seize the new development stage in a scientific way, thoroughly implement the philosophy of new development, accelerate the building of new development pattern, take the high-quality development as the theme, accelerate infrastructure construction and airspace resource reform to continuously release quality industry supply.

XVIII.

Business Plan in 2021

Looking forward to 2021, the global pandemic trend is still highly uncertain, and various risks brought by the impact of the pandemic continue to emerge. The stimulus policies of various countries are constrained by debt levels, and long-term structural contradictions are further exposed, all of which result in unstable and uneven recovery. According to the forecast of the International Monetary Fund, given that the pandemic is expected to be effectively controlled in 2021, the global economy is expected to show the overall trend of recovery. However, affected by factors such as the downturn in global trade and de-globalization, the foundation for global economic recovery is weak.

China is the first country to restore the order of economic and social operations, and its economy has quickly achieved restorative growth. However, there are uncertainties in the changes of the pandemic and the external environment. In 2021, the first year of the “14th Five-Year Plan”, it is expected that China will adhere to the general principle of pursuing progress while ensuring stability, and implement macro policies in a systemic and targeted way. Steady progress will be made in creating a new development pattern where domestic and foreign markets can boost each other, with domestic market as the mainstay.

In the face of uncertainties, it is the Group’s mission to open up the main artery and unblock the microcirculation of China’s civil aviation industry, and make more contributions to the new development pattern. With the theme of promoting high-quality development, reform and innovation as the fundamental driving force, the Group will coordinate development with safety, implement the Company’s overall strategy for high-quality development to ensure a stable safety situation and strive for better business performance, and accelerate the promotion of major strategies and key reform tasks. By doing this, we will strive to build the Group into a world-class air transport enterprise with global competitiveness.

1. To put safety first and strengthen normalized management of pandemic prevention and control

The Group will take the three-year campaign to improve safety production as the main line, and to construct safety system as the key point, so as to strengthen various systems, strictly improve work style, control risks, and continuously enhance safety quality. We must strictly discharge safety responsibilities, strengthen qualification and capability building, and continuously improve work style and discipline. Measures will be taken to strengthen the prevention and control of key risks, give full play to the role of various technical means, and improve risk monitoring and early warning mechanisms. We will continue the normalized management of pandemic prevention and control, with focus on the management and control of overseas import risks. In 2021, the Group will ensure its continuation in aviation safety as in past years.

2. To accelerate the improvement of quality and efficiency

and strive for better business performance

The Group will pay close attention to the pandemic situation and changes in the aviation market, strengthen analysis and judgment, and flexibly adjust marketing strategies to make every effort to improve quality and increase efficiency. We will increase inputs in domestic transportation capacity, and strengthen the construction of hubs, including Guangzhou hub and Urumqi hub, with a focus on the Beijing Daxing hub. We will optimize routes and flights, and ensure that the capacity matches the market as a way to maximize the overall marginal contribution. We will make every effort to increase the time slots and strive for the increase of international flights. Actions will be taken to improve the product system with the introduction of products such as the on-the-go fast line and “ticket +”. We will expand the customer base, strengthen the control over channels, and promote the conversion of high-frequency non-members to increase the frequency of passenger boarding.

We will optimize the input of freighters and route scheduling, continue to focus on freight flights converted from passenger aircraft, and increase the utilization rate and load factor of freighters. We will actively expand marketing channels, strive for major customers, and develop online sales. Vigorous efforts will be made to expand high value-added businesses such as vaccine transportation, cross-border e-commerce and medicine cold chain. Great efforts will be made to develop modern warehousing, expand freight logistics business, and accelerate the improvement of cargo terminal support capabilities. We will promote the implementation of the freight product system, and gradually transform into a modern logistics service provider that “combines the air and ground logistics”.

3. To insist on lean management and control

and enhance the ability to resist risks

The Group shall establish a long-term mechanism for lean management and control of cost, and continuously lay a solid foundation to intensify the stamina for development. We will take cost as the standard to select key projects for benchmarking; strictly control major costs such as aviation fuel, take-off and landing, and maintenance, and reduce crew operating costs, and unnecessarily service cost; expand financing channels to achieve diversified, low-cost financing and further optimize the debt structure; actively innovate capital operations and build a mechanism for the duration of convertible bonds. We will establish a sound carbon asset management mechanism, and formulate mid-term and long-term plan for ecological and environmental protection of CSA; actively develop new profit growth points, continuously promote maintenance reforms, strengthen maintenance capacity building, vigorously expand third-party business, revitalize aviation food resources, and expand sales channels of duty-free products.

4. To continuously improve operation quality

and build a service brand of affinity and refinement

The Group will continue to improve operational efficiency and service quality. We will improve the efficiency of centralized operation control, build a coordination system for integrated operation, create a unified operation and command information platform, and gradually establish industry advantages in flight punctuality rate. We will promote the fine management of jet fuel during the entire process, and maintain a comparative advantage in fuel consumption per ATK. Great efforts will be made to improve service quality, and we will strive to build six business cards of “China Southern e-travel”, “family service 360”, “customer exclusive (客戶尊享)”, “luggage priority (行李優享)”, “transit free enjoy (中轉暢享)”, and “food of CSA (食尚南航)”. we need to strengthen the top-level brand design, integrate and optimize brand structure, clarify brand promotion strategies, and enhance publicity as a way to enhance brand awareness, reputation and competitiveness.

5. To expedite the implementation of strategies and intensify reforms

The Group will explore space for development to achieve greater breakthroughs. We will further strengthen leadership and organization, improve working mechanisms, comprehensively promote the construction of the Beijing hub, conduct market organization and product design, and continuously strengthen customer base. We will improve the network layout in the Guangdong-Hong Kong-Macao Greater Bay Area, enhance overall market linkage, build a complete product system, and improve service integration, so as to consolidate and intensify market control in the Guangdong-Hong Kong-Macao Greater Bay Area. Efforts will be made to implement the three-year campaign to deepen reforms, improve our management to the first class of the world, and improve the level of refined management. We will strive for breakthroughs in reforms of three systems, and put in place tenure system and contract management measures. Actions will be taken to improve the comprehensive market-based accounting system, and establish market-based accounting statements for four-level units.

6. To accelerate digital transformation

and create new momentum for quality development

The Group will actively promote digital transformation, deepen the construction of cloud platform and dual middle-platform, seize technological development opportunities such as big data and 5G, and rapidly improve IT system so as to build core competitiveness. With focus on “food, accommodation, transportation, entertainment, travel and shopping”, we will take actions to build platforms, seek partners, activate membership points, strengthen redirect inbound marketing, and carry out integration as a way to enrich products and product systems and build a CSA ecosystem. We will advance all-staff marketing and social marketing, and create value by offering online services and products with characteristics of the aviation industry, vigorously expand freight e-commerce, and actively explore market demand. We will ensure information security as always to enhance the protection of personal privacy.

XIX.

RISK FACTORS ANALYSIS

(I) Macro Environment Risks

(1) Risks of Fluctuation in Macro Economy

The degree of prosperity of the civil aviation industry is closely linked to the status of the development of the domestic and international macro economy. Macro economy has a direct impact on the economic activities, the disposable income of the residents and the import and export trade volume, which in turn affects the demand of the air passenger and air cargo and further affects the business and operating results of the Group.

(2) Risks of Macro Policies

Macroeconomic policies made by the government, in particular the adjustment in the cyclical macro policies, including credit, interest rate, exchange rate and fiscal expenditure, have a direct or indirect impact on the air transport industry. In addition, the establishment of the new airlines, the opening of aviation rights, routes, air ticket fares and other aspects are regulated by the government, and the fuel surcharges pricing mechanism is also regulated by the government. The changes in the relevant policies will have a potential impact on the operating results and the future development of the business of the Company.

(II) Force Majeure Risks e.g. Pandemics and Natural Disasters

The aviation industry is subject to a significant impact from the external environment, abrupt public health emergencies, such as pandemics, and natural disasters, including floods, typhoons and volcanic eruptions as well as terrorist attacks, international political turmoil and other factors. These risks will affect the normal operation of the airlines, thus bringing unfavourable effect to the results and long-term development of the Company.

(III) Industry Risks

(1) Risks of Intensifying Competition in the Industry

Faced with ever-changing markets, if the Company fails to effectively enhance its ability to predict and adopt flexible sales strategies and pricing mechanisms, this may have an impact on the Company’s goal of achieving expected returns. With regard to the introduction of transport capacity, rapid growth of industry capacity and the slowdown in market demand has become increasingly significant. If the Company fails to establish a corresponding capacity introduction and exit mechanism, it may have a material adverse effect on the Company’s operating efficiency. In terms of exploring the international market, if the Company fails to further improve the operational quality of international routes, it may affect the Company’s operating income and profit levels.

(2) Risks of Competition from Other Modes of Transportation

There is certain substitutability in short to medium range routes transportation among air transport, railway transport and road transportation. With the improving high speed rail network, if the Company fails to develop an effective marketing strategy to deal with high speed rail competition, it may affect the Company’s operating efficiency.

(IV) Risks of the Company Management

(1) Safety Risks

Flight safety is the prerequisite and foundation for the normal operation of the airlines. Adverse weather, mechanical failure, human error, aircraft defects as well as other force majeure incidents may have effect on the flight safety. With large-scale aircraft fleet and more cross-location, overnight and international operations, the Company was confronted with certain challenges in its safety operation. In case of any flight accident, it will have an adverse effect on the normal production and operation of the Company and its reputation.

(2) Information Safety Risks

The information safety situation is becoming more and more severe. If the Company fails to manage the information safety affairs at company level or a higher level, increase input of information safety resources, or strengthen the information safety management, the Company’s safety, production, operation, marketing, service, etc. may be affected. Thus, the Company may be affected and suffer losses.

(3) Risks of High Capital Expenditure

The major capital expenditure of the Company is to purchase aircraft. In recent years, the Company has been optimizing the fleet structure and reducing the operational cost through introducing more advanced models, retiring obsolete models and streamlining the number of models. Due to the high fixed costs for the operation of aircraft, if the operation condition of the Company suffered from a severe downturn, it may lead to the significant drop in the operating profit, financial distress and other problems.

(V) Financial Risks of the Company

(1) Risks of Fluctuation in Exchange Rate

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People’s Bank of China (“PBOC”) or other institutions authorised to buy and sell foreign exchange or at a swap centre. Substantially all of the Group’s lease liabilities and certain bank and other loans are denominated in foreign currencies, principally US dollars, Euro and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies therefore affects the Group’s results significantly, in particular, fluctuations in exchange rate of US dollar against Renminbi will have a material impact on the Group’s finance expense. Assuming risks other than exchange rate remain unchanged, the shareholders’ equity of the Group will increase (or decrease) by RMB367 million and the net loss of the Group will decrease (or increase) by RMB367 million during the reporting period in the case of each and every 1% increase (or decrease) of the exchange rate of RMB to US dollar at 31 December 2020.

(2) Risks of Fluctuation in Jet Fuel Price

The jet fuel cost is the most major expenditure for the Group. Both the fluctuation in the international crude oil prices and the adjustment of domestic fuel prices by the NDRC has big impact on the cost of the Group. Although the Group has adopted various fuel saving measures to decrease the fuel consumption volume, provided there is significant fluctuation in the international oil prices, the operating results of the Group may be significantly affected. Assuming that the fuel oil consumption remains unchanged, in the case of each and every 10% increase or decrease on average in fuel price during the reporting period, the Group’s operating expenses would increase or decrease by RMB1,880 million for the reporting period.

In addition, the Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There is currently no effective means available to manage the Group’s exposure to the fluctuations of domestic jet fuel prices. However, according to a “Notice on Questions about Establishing Linked Pricing Mechanism for Fuel Surcharges of Domestic Routes and Jet Fuel” jointly published by the NDRC and the CAAC in 2009, airlines may, within a prescribed scope, make its own decision as to fuel surcharges for domestic routes and the pricing structure. The linked pricing mechanism, to a certain extent, reduces the Group’s exposure to fluctuation in jet fuel price.

(3) Risks of Fluctuation in Interest Rate

Since the civil aviation industry is featured with high investments, the gearing ratio of the airlines is generally high. Therefore, the interest rate fluctuation resulting from the change of capital in the market has a relatively greater influence on the Group’s financial expense, so as to further affect the Group’s operating results. During the reporting period, assuming all other risk variables other than interest rate remained constant, in the case of 100 basis point increase (or decrease) of the Group’s comprehensive capital cost would decrease (or increase) equity of the Group by the amount of RMB315 million and increase (or decrease) net loss of the Group by the amount of RMB315 million.

Promoting six campaigns,

namely safety production,

grasping major strategic opportunities, deepening reforms in key areas,

enhancing management to first class,

optimizing and adjusting five major structures,

and improving service quality.

Report of Directors

The Board of the Company hereby presents this annual report and the audited financial statements for the year ended 31 December 2020 of the Group to the shareholders of the Company.

Business Review

The Group is principally engaged in airlines operations. The Group also operates certain airlines related businesses, including provision of aircraft maintenance and air catering services. The Group is one of the biggest airlines in China. In 2020, the Group ranked first among all Chinese airlines in terms of number of passengers carried, number of scheduled flights per week, number of hours flown, number of routes and size of aircraft fleet. For the business conditions of and major risks faced by the Group in 2020 as well as the business plan of the Group in 2021, please refer to the section headed “Management Discussion and Analysis” in this annual report. The Group has prepared the financial statements for the year ended 31 December 2020 in accordance with IFRSs. Please refer to pages 139 to 247 of this annual report for details. For the key financial indicators of the Group, please refer to the sections headed “Principal Accounting Information and Financial Indicators” and “Summary of Operating Data” in this annual report.

Dividends

Considering that the Company suffered an operating loss for year of 2020, which does not meet the conditions for profit distribution as required under the Articles of Association, the Board did not recommend any payment of cash dividend or conversion of capital reserve into share capital or other profit distribution of the Company for the year of 2020. The abovementioned proposal is still subject to the approval of the 2020 annual general meeting of the Company.

Five-Year Financial Summary

A summary of the results and of the assets and liabilities of the Group for the five-year period ended 31 December 2020 (prepared under IFRSs) are set out on page 252 of this annual report.

Bank Loans and Other Borrowings

Details of the bank loans and other borrowings of the Group are set out in note 35 to the financial statements prepared under IFRSs.

Interest Capitalisation

For the year ended 31 December 2020, interest expense of RMB363 million (2019: RMB1,279 million) was capitalised as the cost of construction in progress and property, plant and equipment in the financial statements prepared under IFRSs.

Property, Plant and Equipment

Property, plant and equipment of the Group and movements of property, plant and equipment during the year ended 31 December 2020 are set out in note 19 to the financial statements prepared under IFRSs.

Major Customers and Suppliers

The Group’s aggregate revenue from the top five customers did not exceed 30% of the Group’s total revenue in 2020. The sales to the top five customers was RMB2,189 million in total, representing 2.36% of the total sales in 2020. Among the sales to top five customers, there is no sales between related parties.

The Group’s purchases from the largest supplier was RMB6,446 million, representing 13.97% of the Group’s total purchases in 2020. The purchases from the top five suppliers was RMB16,119 million in total, representing 34.93% of the total purchases in 2020, of which purchases from related parties was RMB4,104 million, representing 8.89% of the total purchases in 2020. During the year, none of the directors, their closed associates or any shareholder of the Company (which, to the knowledge of the Directors, owns more than 5% of the share capital of the Company) had any interest in these top five suppliers.

Relationships with Customers and Suppliers

The Group understands that it is important to maintain good relationship with its suppliers and customers to fulfill its long-term goals and maintain the leading position in the market.

The Group fulfilled sincere service concept and systematically improved the whole process service experience of passengers. We have innovated the service mode and improved the service experience of delayed passengers in terms of sales, service and information acquisition. We have implemented the requirement of “affinity and refinement”, and introduced two-cabin “family service 360” products. We promoted the baggage tracking program in an all-round way and became the first airline in Asia obtaining IATA baggage tracking compliance certification. We implemented the upgrade of “China Southern e-Travel”, and the paperless self-service during the whole process to bring more convenient travel experience to passengers. During the reporting period, we continued to promote the construction of customer touch point and scenes, enriched and improved the QR Code on the plane, WIFI in the airport, digital lounge, digital cabin and other products and services, so as to lay a good foundation for the ecosystem scene construction in the future.

The Group continued to explore how to improve its supplier management mechanisms. Since 2018, the Group issued the Measures for Supplier Management to promote classification and hierarchical management of supplier, gradually established and improved the supplier assessment system, regulated the Notice for Bad Behavior System of Suppliers List, Commitment for Integrity of Tenderer, Integrity Cooperation Engagement Letter and other purchasing documents, and encouraged suppliers to actively assume social responsibility by standardizing the its cooperation with suppliers in terms of its practice in operation, society and environment. Meanwhile, we communicated with suppliers regularly, took the advice and suggestion of suppliers to better improve its work.

During the reporting period, there had been no material or significant dispute between the Group and its suppliers and/or customers.

For the year ended 31 December 2020, the Group had following major customers and suppliers:

	Unit: RMB million

Name of customers	Operating revenue	Percentage as total operating revenue (%)
Customer 1	574	0.62
Customer 2	459	0.50
Customer 3	450	0.49
Customer 4	370	0.40
Customer 5	336	0.36

Total	2,189	2.36

	Unit: RMB million

Name of suppliers	Purchase	Percentage as total purchase (%)
China National Aviation Fuel Group	6,446	13.97
South China Blue Sky Aviation Fuel Co., Ltd	4,658	10.09
Guangzhou Aircraft Maintenance Engineering Co., Ltd	2,331	5.05
MTU Maintenance Zhuhai Co., Ltd.	1,773	3.84
Shenzhen Cheng Yuan Aviation Oil Co., Ltd. (深圳承遠航空油料有限公司)	911	1.97

Total	16,119	34.93

Based on the nature of the Group’s business, the Group has not relied on major suppliers or customers. For details of the customer services of the Group, please refer to the analysis on market and service under “Management Discussion and Analysis” section in this annual report.

Taxation

Details of taxation of the Group are set out in notes 16 and 29 to the financial statements prepared under IFRSs.

Enterprise Income Tax of Overseas Non-Resident Enterprises

In accordance with the relevant tax laws and regulations in the PRC, the Company is obliged to withhold and pay PRC enterprise income tax on behalf of non-resident enterprise shareholders at a tax rate of 10% when the Company distributes any dividends to non-resident enterprise shareholders. As such, any H Shares of the Company which are not registered in the name(s) of individual(s) (which, for this purpose, includes shares registered in the name of HKSCC Nominees Limited, other nominees, trustees, or other organisations or groups) shall be deemed to be H Shares held by non-resident enterprise shareholder(s), and the PRC enterprise income tax shall be withheld from any dividends payable thereon. Non-resident enterprise shareholders may wish to apply for a tax refund (if any) in accordance with the relevant requirements, such as tax agreements (arrangements), upon receipt of any dividends.

Individual Income Tax of Overseas Individual Shareholders

In accordance with the relevant tax laws and regulations in the PRC, when non-foreign investment companies of the mainland which are listed in Hong Kong distribute dividends to their shareholders, the individual shareholders in general will be subject to a withholding tax rate of 10% without making any application for the entitlement for the above-mentioned tax rate. However, the Company is a foreign investment company and, as confirmed by the relevant tax authorities, according to the Circular on Certain Issues Concerning the Policies of Individual Income Tax (Cai Shui Zi [1994] No. 020) (《關於個人所得稅若干政策問題的通知》 (財稅字[1994]020號)) promulgated by the Ministry of Finance and the State Administration of Taxation on 13 May 1994, overseas individuals are, as an interim measure, exempted from the PRC individual income tax for dividends or bonuses received from foreign investment enterprises.

Investors of Northbound Trading

For investors of the Stock Exchange (including enterprises and individuals) investing in the A shares of the Company listed on the SSE (the “Northbound Trading”), the Company will withhold and pay income taxes at the rate of 10% on behalf of those investors and will report to the tax authorities for the withholding. For investors of Northbound Trading who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of lower than 10%, those enterprises and individuals may, or may entrust a withholding agent to, apply to the competent tax authorities of the Company for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate according to such tax treaty will be refunded.

Investors of Southbound Trading

Pursuant to the relevant requirements under the “Notice on the Tax Policies Related to the Pilot Program of the Shanghai-Hong Kong Stock Connect (Cai Shui [2014] No. 81)” (《關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知 (財稅[2014]81號)》), for dividends received by domestic individual investors from investing in H shares listed on the Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect, the company of such H shares shall withhold and pay individual income tax at the rate of 20% on behalf of the investors. For dividends received by domestic securities investment funds from investing in shares listed on the Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect, the tax payable shall be the same as that for individual investors. The company of such H shares will not withhold and pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax themselves.

Reserves

Movements in the reserves of the Group during the year are set out in the consolidated statement of changes in equity in the financial statements prepared under IFRSs.

Subsidiaries

Details of the subsidiaries of the Company are set out in note 23 to the financial statements prepared under IFRSs.

Purchase, Sale and Redemption of Shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares of the Company during the year ended 31 December 2020.

Pre-emptive Rights

There is no specific provision under the PRC laws or the Articles of Association of the Company regarding pre-emptive rights, which requires the Company to offer new shares to existing shareholders in proportion to their existing shareholdings when there is issuance of shares.

Permitted Indemnity Provision

The Company did not have any arrangement with a term providing for indemnity against liability incurred by the Directors or the Supervisors during their tenure.

The Company has purchased insurance to protect Directors and senior management against legal actions arising from corporate activities.

Audit and Risk Management Committee

The Audit and Risk Management Committee of the Company has reviewed and confirmed the audited financial statements of the Group for the year ended 31 December 2020.

Compliance with Laws and Regulations

Laws and regulations that have a significant impact on the operations of the Group include: Civil Aviation Law of the People’s Republic of China, Opinions of the State Council on Promoting the Development of the Civil Aviation Industry, Regulation on the Civil Airport Administration, Regulation of the People’s Republic of China on Civil Aviation Security, Provisions on the Administration of Flight Procedures and Minimum Operation Standards for Civil Airports, Provisions of the CAAC on the Administration of the Transport of Dangerous Goods by Air, Provisions of China’s Civil Aviation Business Permits for Domestic Routes and Provisions on the Business License for Public Air Transport Enterprises.

For the year ended 31 December 2020, the Company strictly followed the laws and regulations mentioned above to ensure safe operation of the Company, and to secure its slots execution rate and flight punctuality rate to reach the standard. The Company applied new routes and slots according to laws and returned back in a timely manner any unused traffic rights. No punishment was imposed on the Group by any regulatory authorities which caused material impact on the operation of the Group.

For the year ended 31 December 2020, the Group had complied with laws and regulations that had material effect on the operation of the Group.

Environmental Policies and Performance

During the reporting period, the Company put a high value on protection of ecological environment. The building of environmental system was gradually improved to actively respond to climate change, reduce energy and resource consumption so as to keep skies blue and achieve the goal of peak carbon dioxide emissions and carbon neutrality.

1.	Environment management

The Company continued to improve the building of environment management system, and advance the Guiding Opinions on Comprehensively Strengthening Ecological Environment Protection (《關於全面加強生態環境保護工作的指導意見》). The second round of self-inspection on environmental protection was conducted, and pollution treatment and emergency response mechanisms and plans were established. The Company actively pushed forward the construction of a information system for ecological environment protection, and the building of an ecological environment protection and energy management system, so as to further improve the environment management in a systematic way. In 2020, the Company’s annual carbon dioxide emissions were 19.3180 million tonnes. The fuel consumption per ton kilometer was 2.95 tonnes/10,000-ton-kilometer, and carbon dioxide emissions per ton kilometer were 9.29 tonnes/10,000-ton-kilometer.

2.	Response to climate changes

The Company implemented national policies on energy conservation and emission reduction, and launched a campaign to keep skies blue as a way to reduce carbon emissions and improve carbon asset management. During the reporting period, the Company formulated a carbon monitoring system and issued the Management Measures for CSA Flight Carbon Emission Data Monitoring, Reporting and Verification (《南航飛行活動碳排放數據監測報告核查管理辦法》). It completed the monitoring, reporting and verification of civil aviation flight carbon emission data at the first place. Carbon trading management was strengthened with the establishment of a carbon asset disposal leading group. The Company completed the compliance work on 2019 EU carbon trading and Guangdong carbon trading as scheduled, and sold the 695,000 tonnes of Guangdong carbon quota accumulated over the years due to the improvement of flight emission efficiency through public auctions.

3.	Green operation

The waste water, exhaust gas, harmful waste and other items generated in the process of air transportation may lead to some pollution. The Company disposed of on-board wastewater, industrial wastewater and domestic wastewater in accordance with the Law of the People’s Republic of China on Prevention and Control of Water Pollution, the Law of the People’s Republic of China on the Prevention and Control of Atmospheric Pollution, the Law of the People’s Republic of China on the Prevention and Control of Environment Pollution Caused by Solid Wastes (《中華人民共和國固體廢棄物污染環境防治法》) and other laws and regulations, and conducted reduction and innocuous treatment of waste generated during our business operation, to reduce the impact on the environment.

4.	Promotion of environmental protection

The Company actively promotes the concept of protecting the environment, and advocates green office and low-carbon life. It organizes and carries out public welfare activities regarding environmental protection to encourage passengers and employees of CSA to establish an awareness of environmental protection and conservation, and develop a green and low-carbon way of lifestyle and consumption. During the reporting period, the Company conducted the national energy conservation publicity week in 2020 with the theme of “Green Water and Blue Sky, Energy Conservation and Efficiency”. To actively respond to the state’s requirements on stopping food waste, the Company vigorously advanced the “clean your plate” campaign. We formulated a manual named Thirty-Six Strategies for Practicing Thrift and Opposing Waste (《厲行節約反對浪費看我三十六計》), promoted the “leftovers index” evaluation system, and eliminated unpopular dishes in time as a way to stop catering waste from the source. We strengthened publicity and education among employees to cultivate a strong atmosphere of practicing thrift and opposing waste. In 2020, the “Green Flight” project of the Company reduced a total of approximately 1 million in-flight meals wastage.

Management Contracts

For the year ended 31 December 2020, no contracts concerning the management or administration of the whole or any substantial part of business of the Company were entered into or existed.

Contract of Significance

Save as disclosed in the section headed “Connected Transactions” below, during the year ended 31 December 2020, none of the Company or any of its subsidiaries entered into any contract of significance with the controlling shareholder or any of its subsidiaries other than the Group, and there was no contract of significance for the provision of services between the Group and its controlling shareholder or any of its subsidiaries other than the Group.

Directors and Supervisors’ Interests in Transaction, Arrangement or Contract of Significance

Save as disclosed in the section headed “Connected Transactions” below, none of the Directors, Supervisors or entities connected with the Directors or Supervisors had a material interest, either directly or indirectly, in any transaction, arrangement or contract of significance to the business of the Group subsisting at any time during the year ended 31 December 2020 or at the end of the year to which the Company, its holding company, or any of its subsidiaries was a party.

Directors and Supervisors’ Rights to Acquire Shares or Debentures

During the year ended 31 December 2020, neither the Company nor any of its subsidiaries was a party to any arrangement that would enable the Directors or Supervisors to acquire benefits through acquiring shares or debentures of the Company or any other body corporate, and none of the Directors or Supervisors or any of their spouses or children under the age of 18 were granted any right to subscribe for the equity or debt securities of the Company or any other body corporate or had exercised any such right.

Directors and Supervisors’ Interest in Competing Business

As at 31 December 2020, none of the Directors, Supervisors or any of their respective associates had engaged in or had any interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group.

Sufficiency of Public Float

According to the information publicly available to the Company, and within the knowledge of the Directors as at the latest practicable date prior to the publication of this annual report, the Company had maintained sufficient public float as required by the Listing Rules throughout the year ended 31 December 2020.

Connected Transactions

The Company entered into certain connected transactions with CSAH (the controlling shareholder of the Company) and other connected persons from time to time. Details of the connected transactions of the Company conducted in 2020 which are required to be disclosed herein under the Listing Rules, are as follows:

(1)	De-merger Agreement

The De-merger Agreement dated 25 March 1995 (such agreement was amended by the Amendment Agreement No.1 dated 22 May 1997) was entered into between CSAH and the Company for the purpose of defining and allocating the assets and liabilities between CSAH and the Company. Under the De-merger Agreement, CSAH and the Company have agreed to indemnify the other party against claims, liabilities and expenses incurred by such other party relating to the businesses, assets and liabilities held or assumed by CSAH or the Company pursuant to the De-merger Agreement.

Neither the Company nor CSAH has made any payments in respect of such indemnification obligations from the date of the De-merger Agreement up to the date of this annual report.

(2)	Continuing Connected Transactions between the Company and CSAH (and their Respective Subsidiaries)

A.	SACM, which is 60% owned by CSAH

The Company entered into a new Media Services Framework Agreement (“Media Services Framework Agreement”) on 27 December 2018 with SACM to renew the media services provided by SACM to the Group under the original media services framework agreement entered into by the Company and SACM with a term of three years on 30 December 2015, for an additional term of three years, commencing from 1 January 2019 to 31 December 2021.

Pursuant to the Media Services Framework Agreement, the Company has appointed SACM to provide exclusive advertising agency services, the plotting, purchase and production of in-flight TV and movie program agency services, channel publicity and production services, public relations services relating to recruitment of air-hostess, services relating to the distribution of newspapers and magazines and printing, production and procurement services in relation to media such as thermal boarding passes. The service fee for the media services to be provided to members of the Group by SACM and its subsidiaries are determined, among others, the prevailing market price. Pricing are based on prevailing market price and agreed upon between the parties for each transaction on arm’s length negotiations in accordance with the following pricing mechanism: (a) if there are prevailing market prices for same or similar types of services in the same or similar locations of the services being provided, the pricing of the services shall be no less favourable than the terms obtained from independent third parties and such prevailing market price evaluated; or (b) if there are no such prevailing market price in the same or similar locations, the service to be provided by SACM Group shall be on terms which are no less favourable than the terms which can be obtained by the Group from independent third parties within the PRC market. The Company will satisfy the service fee by its internal resources.

In view of the increase in demand for services to be provided by SACM to the Group under the Media Services Framework Agreement, the Company and SACM entered into a supplemental agreement on 29 November 2019 to revise the annual cap for the Media Services Framework Agreement for the year ended 31 December 2019 from RMB150 million (excluding tax) to RMB200.9 million (excluding tax). Pursuant to the Media Services Framework Agreement and supplemental agreement, the annual caps for each of the financial years ended 31 December 2019, 2020 and 2021 are RMB200.9 million, RMB170 million and RMB190 million (excluding tax), respectively. For the year ended 31 December 2020, the translation amount of the Group for media services was RMB169 million.

B.	Finance Company, which is 51.416% owned by CSAH

On 27 August 2019, the Company entered into a New Financial Services Framework Agreement (the “Financial Services Framework Agreement”) with Finance Company, in order to renew the financial services provided by Finance Company to the Group under original financial services framework agreement entered into by the Company and Finance Company on 29 August 2016 for a term of three years. The term of the agreement is three years, starting from 1 January 2020 to 31 December 2022.

Under the Financial Services Framework Agreement, financial services provided by the Finance Company to the Group including deposit services (“Deposit Services”), loan services (“Loan Services”) and other financial services (“other financial services”). Both parties agreed that: (1) the Finance Company shall accept deposit of money from the Group at interest rates not lower than interest rate set by the PBOC for the same term of deposit. The Finance Company will in turn deposit the whole of such sums of money deposited by the Group with it with state-owned commercial banks and listed commercial banks to control the risks; (2) The Finance Company shall make loans or provide credit line services to the Group and the entering into of separate loan agreements upon application by the Company during the term of the Financial Services Framework Agreement, and the Finance Company shall not charge interest rates higher than the interest rate set by the PBOC for the similar term of loans. The total amount of outstanding loans extended by the Finance Company to the CSAH Group (excluding the Group) must not exceed the sum of the Finance Company’s shareholders’ equity, capital reserves and money deposit received from other parties (except the Group); (3) Upon request by the Company, the Finance Company shall also provide other financial services to the Group, including financial and financing consultation, credit certification and other relevant advice and agency services, insurance agency services, and other businesses which are approved by China Banking and Insurance Regulatory Commission to be operated by the Finance Company by entering into separate agreements. If the Company is approved to issue bond, the Finance Company can accept engagement by the Company to provide bond issuance or underwriting services, subject to the entering into separate agreements. The fees charged by the Finance Company for the provision of other financial services shall be fixed according to the rate of fees chargeable prescribed by the regulatory institutions such as the PBOC or the China Banking and Insurance Regulatory Commission.

Pursuant to the Financial Services Framework Agreement, each of the maximum daily balance of deposits (including the corresponding interests accrued thereon) placed by the Group as well as the maximum amount of the outstanding loans provided by the Finance Company to the Group (including the corresponding interests payable accrued thereon) for each of the three years ending 31 December 2020, 2021 and 2022 shall not exceed the Deposit Services Cap which is set at RMB13.0 billion, RMB14.5 billion and RMB16.0 billion, respectively, on any given day. On 31 December 2020, the deposits placed by the Group with Finance Company were RMB9,092 million.

The provision of loan services by the Finance Company to the Group would constitute financial assistance by a connected person for the benefit of the Group, which are on normal commercial terms or better, and such loans are not secured by the assets of the Group, therefore the provision of the loan services by the Finance Company to the Group is exempt under rule 14A.90 of the Listing Rules from all reporting, annual review, announcement and shareholders’ approval requirements.

In respect of the other financial services to be provided by the Finance Company to the Group, the Company expects that the total fees payable by the Group to the Finance Company will not exceed RMB5.0 million for each of the three years ending 31 December 2022, which fall within the de minimis threshold set out in rule 14A.76 of the Listing Rules, therefore the provision of the other financial services by the Finance Company to the Group is also exempt from the reporting, annual review, announcement and shareholders’ approval requirements of the Listing Rules.

C.	CSAGPMC, a wholly-owned subsidiary of CSAH

(1)

The Company has entered into the new Property Management Framework Agreement (the “Property Management Framework Agreement”) with CSAGPMC on 19 December 2017 for a term of three years from 1 January 2018 to 31 December 2020 to renew the property management transactions under the original property management framework agreement entered into by the Company and CSAGPMC on 29 December 2014 for a term of three years. Pursuant to the Property Management Framework Agreement, the Company has renewed the appointment of CSAGPMC for the provision of property management and maintenance services for the Company’s properties at the old Baiyun Airport and the new Baiyun International Airport and surrounding in Guangzhou, the Company’s leased properties in the airport terminal at new Baiyun International Airport, the Company’s base and the 110KV transformer substation at the new Baiyun International Airport to ensure the ideal working conditions of the Company’s production and office facilities and physical environment, and the normal operation of equipment and for the provision of the property management and maintenance services for the power transformation and distribution equipment at Guangzhou cargo terminal, and the provision of the electricity charge agency services.

The property management services fee shall be determined at an arm’s length basis between both parties and according to the market prices, which shall be determined with reference to the consultation by the Company in the property management market, taking into account the location, areas and types of the properties of the Company at the old Baiyun Airport and new Baiyun International Airport. The property management services fee charged should not be higher than the one charged by any independent third parties in the similar industries.

The annual cap for management and maintenance services fee payable pursuant to the Property Management Framework Agreement is set at RMB155 million for each of the three years ending 31 December 2018, 2019 and 2020, respectively. For the year ended 31 December 2020, the property management and maintenance services fee incurred by the Group amounted to RMB129 million pursuant to the Property Management Framework Agreement.

(2)

As the Property Management Framework Agreement shall expire soon and the transactions contemplated thereunder will continue to be entered into on a recurring basis, the Company has entered into the new Property Management Framework Agreement (the “New Property Management Framework Agreement”) with CSAGPMC on 21 December 2020 for a term of three years from 1 January 2021 to 31 December 2023 to renew the property management and maintenance transactions originally covered under the Property Management Framework Agreement and to enter into property management and maintenance transactions in relation to additional properties of the Company.

The annual cap for the management and maintenance services fee payable pursuant to the New Property Management Framework Agreement is set at RMB167 million for each of the three years ending 31 December 2021, 2022 and 2023, respectively. For details, please refer to the Company’s announcements on the New Property Management Framework Agreement dated 21 December 2020.

D.	SACC, which is 50.1% owned by CSAH

The Company entered into a new Catering Services Framework Agreement (the “Catering Services Framework Agreement”) on 27 December 2018 with SACC to renew the catering services provided by SACC to the Group under the original catering services framework agreement renewed by the Company with SACC for a term of three years on 30 December 2015 and extend for a term of three years, commencing from 1 January 2019 to 31 December 2021.

Pursuant to the Catering Services Framework Agreement, the service fee for catering services transaction mainly include four parts, i.e. in-flight meal boxes fees, service fee, in-flight supply service fee and storage management fees. The in-flight meal boxes fees are the main charging item, the determination of which is in accordance with raw material costs, labor costs, management fees, tax and fixed profit rate in the corresponding proportions of 35%, 35%, 10%, 10% and 10%, respectively. Other charges will be determined based on applicable items such as rental, labor costs, facilities depreciation costs and management fees. For the labor costs, it will be determined by reference to the average wage of the previous year issued by the Shenzhen Municipal Government. The various service fee charged by SACC should not be higher than the fees charged by any independent third parties in the similar locations providing similar services. The Company will fund the services fee wholly by its internal resources.

The annual caps for each of the three financial years ending 31 December 2019, 2020 and 2021 are RMB231 million, RMB266 million and RMB306 million, respectively. For the year ended 31 December 2020, the service fees paid by the Group to SACC was RMB88 million.

(3)	Trademark License Agreement

The Company and CSAH entered into a ten year trademark license agreement dated 22 May 1997. Pursuant to which CSAH acknowledges that the Company has the right to use the name “南方航空 (China Southern)” and “中國南方航空 (China Southern Airlines)” in both Chinese and English, and grants the Company a renewable and royalty free license to use the kapok logo on a worldwide basis in connection with the Company’s airlines and airlines-related businesses. Unless CSAH gives a written notice of termination three months before the expiration of the agreement, the agreement will be automatically renewed for another ten-year term. In May 2017, the trademark license agreement entered into by the Company and CSAH was automatically renewed for ten years.

(4)	Leases

The Group (as lessee) and CSAH or its associates (as lessor) entered into lease agreements as follows:

A.

The Company and CSAH entered into an indemnification agreement dated 22 May 1997 in which CSAH had agreed to indemnify the Company against any loss or damage caused by or arising from any challenge of, or interference with, the Company’s right to use certain lands and buildings.

B.

On 19 January 2018, the Company entered into the CSA Building Asset Lease Agreement (the “Building Asset Lease Agreement”) with Guangzhou Southern Airlines Construction Company Limited (“GSAC”, a wholly-owned subsidiary of CSAH) for a term of three years commencing from 19 January 2018 to 18 January 2021. Pursuant to the Building Asset Lease Agreement, GSAC has agreed to lease to the Company (i) certain offices at floors 1-10, 12 and 17-36 in CSA Building located at West Side of Yuncheng East Road, Baiyun Xincheng, Baiyun District, Guangzhou with an aggregate gross floor area of not exceeding 88,396 square meters at an annual rental of not exceeding RMB159,112,800; and (ii) 550 parking lots in CSA Building at an annual rental of not exceeding RMB5,520,000. The annual rental was determined after arm’s length negotiation by the parties, and the annual rental for the offices was adjusted with reference to real property rental assessment report prepared by Shenzhen Cushman & Wakefield Land & Property Appraisal Co., Ltd. (深圳市戴德梁行土地房地產評估有限公司) taking into account the nature and development of the surrounding areas, the transportation condition, the prevailing market rental for office buildings located at Guangzhou and similar locations. During the period from 19 January 2018 to 31 December 2018, the year ended 31 December 2019, the year ended 31 December 2020 and the period from 1 January 2021 to 18 January 2021, the Company’s maximum rental payable to GSAC under the Building Asset Lease Agreement will be no more than RMB156,513,922, RMB164,632,800, RMB164,632,800 and RMB8,118,878, respectively.

For the year ended 31 December 2020, the rental fee paid by the Company under Building Asset Lease Agreement to GSAC was RMB165 million.

C.	(1)

The Company and CSAH entered into the new Asset Lease Framework Agreement (the “Asset Lease Framework Agreement”) on 26 January 2018 for a term of three years commencing from 1 January 2018 to 31 December 2020 to continue the asset lease transactions under the original Asset Lease Framework Agreement entered into by the Company and CSAH as at 29 December 2014. Pursuant to the Asset Lease Framework Agreement, CSAH has agreed to continue to lease to the Company certain buildings, land and equipment assets at existing locations in Guangzhou, Wuhan, Changsha, Haikou, Zhanjiang and Nanyang.

The rental payable by the Company is determined after arm’s length negotiation by the parties and adjusted with reference to (i) rental assessment report with the valuation date on 30 June 2017 prepared by Pan-China Assets Appraisal Co., Ltd. (北京天健興業資產評估有限公司); (ii) taking into account the price for buildings and land located in the relevant regions and (iii) CSAHC has undertaken in the Asset Lease Framework Agreement that the rental level provided to the Company should not exceed the price or the charging standard of an independent third party.

The annual cap for rent payable pursuant to the Asset Lease Framework Agreement is RMB116,198,000 for each of the three years ended 31 December 2018, 2019 and 2020, respectively. For the year ended 31 December 2020, the rent incurred by the Group amounted to RMB85 million pursuant to the Asset Lease Framework Agreement.

(2)

As the Asset Lease Framework Agreement shall expire by the end of 2020 and the Building Asset Lease Agreement shall expire by 18 January 2021 and the transactions contemplated under the Asset Lease Framework Agreement and the Building Asset Lease Agreement shall continue to be entered into, the Company and CSAH have entered into the new Asset Lease Framework Agreement (the “New Asset Lease Framework Agreement”) on 21 December 2020 relating to the renewal of the asset leases transactions contemplated under the Asset Lease Framework Agreement and the Building Asset Lease Agreement for the lease term from 1 January 2021 to 31 December 2023.

The annual aggregate amount of rent payable by the Company to CSAH under the Asset Lease Framework Agreement for each of the three years ending 31 December 2021, 2022 and 2023 is RMB346.2905 million. According to IFRS 16, the Group, as the lessee, shall recognise a lease as a right-of-use asset and a lease liability in the consolidated statement of financial position of the Group. As such, the proposed lease transactions contemplated under the New Asset Lease Framework Agreement should be regarded as an acquisition of asset under the definition of transaction set out in rule 14.04(1)(a) of the Listing Rules. The aggregate value of the right-of-use asset recognised under the proposed lease transactions contemplated under the New Asset Lease Framework Agreement is RMB934,921,570.17. Please refer to the announcement of the Company dated 21 December 2020 relating to the New Asset Lease Framework Agreement for details.

D.

On 30 December 2019, the Company entered into a new Property and Land Lease Framework Agreement (the “Property and Land Lease Framework Agreement”) with CSAH to renew the property and land lease transactions under the original Property and Land Lease Framework Agreement entered into by the Company and CSAH with a term of three years on 16 December 2016 for a term commencing from 1 January 2020 to 31 December 2022. Pursuant to the Property and Land Lease Framework Agreement, CSAH agreed to (i) lease certain properties, facilities and other infrastructure located in various cities such as Beijing, Shenyang, Chaoyang, Dalian, Changchun, Harbin, Jilin, Urumqi and overseas locations held by CSAH or its subsidiaries to the Company for office use related to the civil aviation business development; and (ii) lease certain lands located in Shenyang, Chaoyang, Dalian, Changchun, Harbin and Urumqi by leasing the land use rights of such lands to the Company for the purposes of civil aviation and related businesses of the Company. The annual rental is determined after arm’s length negotiation between the parties, based on the fair market rental of the relevant properties, facilities, infrastructure and lands. In addition, CSAH agreed that the annual rental shall not be higher than the prevailing market rental for properties, facilities, infrastructure and lands located at similar locations. The annual aggregate amount of rent payable by the Company to CSAH under the Property and Land Lease Framework Agreement for each of the three years ending 31 December 2020, 2021 and 2022 is RMB96.78 million, which was determined with reference to the Rental Assessment Results. For the year ended 31 December 2020, the rent incurred by the Group amounted to RMB83 million pursuant to the Property and Land Lease Framework Agreement.

According to IFRS 16 – “Leases”, the Group, as the lessee, shall recognise a lease as a right-of-use asset and a lease liability in the consolidated statement of financial position of the Group. As such, the lease transactions under the Property and Land Lease Framework Agreement should be regarded as an acquisition of asset under the definition of transaction set out in rule 14.04(1)(a) of the Listing Rules. The aggregate value of the right-of-use asset recognised under the lease transactions under the Property and Land Lease Framework Agreement is RMB259,335,413.67.

E.

On 27 April 2017, the Company entered into a finance lease agreement in relation to one Airbus A321 aircraft (the “A321 Finance Lease Agreement”) and a finance lease agreement in relation to one Airbus A330-300 aircraft (the “A330 Finance Lease Agreement”, together with the A321 Finance Lease Agreement, the “Relevant Finance Lease Agreements”) with Guangzhou Nansha CSA Tianru Leasing Co., Ltd. (“CSA Leasing Company”), an associate of CSAH, respectively, pursuant to which CSA Leasing Company agreed to provide finance leasing to the Company in relation to one Airbus A321 aircraft and one Airbus A330-300 aircraft, respectively, in accordance with the terms and conditions of Relevant Finance Lease Agreements.

Under the A321 Finance Lease Agreement, (1) the lease term is 12 years, commencing on the Delivery Date of relevant aircraft, (2) principal amount is not more than 100% of the consideration for the purchase of relevant aircraft, (3) the applicable interest rate will be 21.6% float down of the interest rate for RMB loan for above 5 years set by the People’s Bank of China and the rental fee is the repayment of the principal amount and the interest under such Finance Lease. The total amount of rental fees payable to CSA Leasing Company is not expected to be more than US$80 million (which is equivalent to approximately RMB552 million), (4) the handling fee for the relevant aircraft shall be paid to CSA Leasing Company in one lump sum prior to the Delivery Date, which is estimated to be of no more than US$293,150 (which is equivalent to approximately RMB2,022,735), and (5) upon the expiry of the lease term, the Company is entitled to purchase such aircraft back from CSA Leasing Company at RMB10,000.

Under the A330 Finance Lease Agreement, (1) the lease term is 12 years, commencing on the Delivery Date of relevant aircraft, (2) principal amount is not more than 100% of the consideration for the purchase of relevant aircraft, (3) the applicable interest rate will be 21.6% below the interest rate for RMB loan for above 5 years set by the People’s Bank of China and the rental fee is the repayment of the principal amount and the interest under such Finance Lease. The total amount of rental fees payable to CSA Leasing Company is not expected to be more than US$170 million (which is equivalent to approximately RMB1,173 million), (4) the respective handling fee for the relevant aircraft shall be paid to CSA Leasing Company in one lump sum prior to the Delivery Date, which is estimated to be of no more than US$634,700 (which is equivalent to approximately RMB4,379,430), and (5) upon the expiry of the lease term, the Company is entitled to purchase such aircraft back from CSA Leasing Company at RMB10,000.

The total rental fee and handling fee for the Aircraft Finance Leases shall not exceed US$250.93 million (which is equivalent to approximately RMB1,731.42 million).

For the year ended 31 December 2020, the rental fee and handling fee paid by the Company to CSA Leasing Company under the A321 Finance Lease Agreement and A330 Finance Lease Agreement were RMB125 million and RMB0 million, respectively. Up to 31 December 2020, the Company paid the total rental fee and handling fee to CSA Leasing Company under the A321 Finance Lease Agreement and A330 Finance Lease Agreement to the extent of RMB400 million.

F.

On 10 October 2019, the Company entered into the 2020-2022 Finance and Lease Service Framework Agreement with CSA International Finance Leasing Co., Ltd. (“CSA International”), an associate of CSAH to renew the transactions under the 2018-2019 Finance and Lease Service Framework Agreement entered into on 17 October 2017 by the Company and CSA International, for an additional term of three years from 1 January 2020 to 31 December 2022.

CSA International agreed to continue to provide finance leasing service to the Company in relation to the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment, as well as the operating lease service to the Company in relation to certain aircraft, helicopters and engines, as and when the Company considers desirable, in the interests of the Company and the Shareholders as a whole in accordance with the terms and conditions of the 2020-2022 Finance and Lease Service Framework Agreement and the relevant implementation agreements contemplated thereunder.

(1)

Subject matter under the Finance Lease Transactions under the 2020-2022 Finance and Lease Service Framework Agreement contains the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment (comprises part of the aircraft, Aircraft Related Assets and Aviation Related Equipment in the Company’s introduction plan (“introduction plan”) from 1 January 2020 to 31 December 2022, subject to adjustment from time to time). According to the introduction plan, the number of the leased Aircraft will be no more than 50, 51 and 41 for the years ending 31 December 2020, 31 December 2021 and 31 December 2022, respectively (subject to adjustment from time to time). Under the Finance Lease Transactions, the aggregate principal amount shall not more than 100% of the consideration for the purchase of the subject matter (including the aircraft, the Aircraft Related Assets and the Aviation Related Equipment), the applicable interest rate will be further determined and agreed by the Company and CSA International with reference to the results of the Company’s requests for proposals or other bidding processes in respect of financing of the aircraft, Aircraft Related Assets and Aviation Related Equipment satisfying certain prerequisites. The rental fee is the repayment of the principal amount for the subject matter and the interest under the Finance Lease Transactions.

The lease period of the subject matter under the 2020-2022 Finance and Lease Service Framework Agreement will be agreed upon entering into the individual Finance Lease Agreements. Based on previous similar transactions, the lease period of the Leased Aircraft under the separate Finance Lease Agreement(s) would be 10-12 years. Based on the common practice of the aviation industry, the lease period of the Leased Aircraft Related Assets would be 12 years. The respective handling fee for each of (i) the Leased Aircraft and Leased Aircraft Related Assets which is not more than 1% of the principal amount for each of the Leased Aircraft and Leased Aircraft Related Assets; and (ii) the Leased Aviation Related Equipment which is not more than 1.5% of the principal amount for each of the Leased Aviation Related Equipment shall be paid by the Company to CSA International prior to the commencement of the respective Delivery Date or on the agreed date after the respective Delivery Date. Upon the payment of the last instalment of rental fee by the Company to CSA International for each of the relevant Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment, the Company is entitled to purchase the relevant Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment back from CSA International at a nominal purchase price for such subject matter.

Based on the assumption that (i) the maximum aggregate transaction amount (including the principal, interest and handling fee) of the aircraft (excluding helicopters) finance lease transactions shall not exceed 60% of the aggregate amount (including the principal, interest and handling fee) of all the aircraft planned to be introduced under the Company’s introduction plan from 2020 to 2022; (ii) the maximum aggregate transaction amount of the finance lease of the Aircraft Related Assets shall not exceed total amount of the Aircraft Related Assets to be introduced under the Company’s introduction plan from 2020 to 2022; and (iii) the maximum aggregate transaction amount of the finance lease of the Aviation Related Equipment shall not exceed total amount of the Aviation Related Equipment to be introduced under the Company’s introduction plan from 2020 to 2022, the proposed total rental fee (including principal and interest) and handling fee under the Finance Lease Transactions are US$5,140 million (or the equivalent amount in RMB), US$5,039 million (or the equivalent amount in RMB) and US$4,434 million (or the equivalent amount in RMB) for the three years ending 31 December 2020, 31 December 2021 and 31 December 2022. Pursuant to IFRS 16, the Finance Lease Transactions by the Company (including the wholly-owned or controlled subsidiaries of the Company or their wholly-owned or controlled subsidiaries) as lessee under the 2020-2022 Finance and Lease Service Framework Agreement will be recognised as right-of-use assets, the proposed caps for the Finance Lease for the years ending 31 December 2020, 2021 and 2022 under the 2020-2022 Finance and Lease Service Framework Agreement are US$3,922 million (or the equivalent amount in RMB), US$3,833 million (or the equivalent amount in RMB) and US$3,385 million (or the equivalent amount in RMB), respectively.

The total rental fee and handling fee paid for finance lease transaction under the 2020-2022 Finance and Lease Service Framework Agreement by the Company was RMB6,485 million for the year ended 31 December 2020. The value of right-of-use assets recognised for finance lease transaction was RMB24,348 million on 1 January 2020.

(2)

Subject matter under the Operating Lease Transactions under the 2020-2022 Finance and Lease Service Framework Agreement contains the aircraft, helicopters and engines in the Company’s introduction plan through operating lease from 1 January 2020 to 31 December 2022. The rental fee will be further determined and agreed by the Company and CSA International with reference to the results of the Company’s requests for proposals or other bidding processes in respect of leasing of aircraft, helicopters and engines satisfying certain prerequisites.

During the lease period, CSA International has ownership of the aircraft, helicopters and engines and the Company have the rights to use the aircraft, helicopters and engines. Upon the expiry of the lease period, the Company should return the aircraft, helicopters and engines to CSA International.

Based on the assumption that (i) the maximum aggregate transaction amount (including the principal, interest payable and handling fee) of operating lease transactions of the aircraft and helicopters shall not exceed 50% of the aggregate amount of all aircraft planned to be introduced under the introduction plan; and (ii) the maximum aggregate transaction amount of the operating lease of the engines shall not exceed total amount of the engines planned to be introduced under the introduction plan, the proposed maximum annual rental fee under the Operating Lease Transactions are US$135 million (or the equivalent amount in RMB), US$255 million (or the equivalent amount in RMB) and US$368 million (or the equivalent amount in RMB) for the three years ending 31 December 2020, 31 December 2021 and 31 December 2022, respectively, and proposed maximum total rental fee under the Operating Lease Transactions are US$1,385 million (or the equivalent amount in RMB), US$1,213 million (or the equivalent amount in RMB) and US$1,201 million (or the equivalent amount in RMB) for the three years ending 31 December 2020, 31 December 2021 and 31 December 2022, respectively. Pursuant to IFRS 16, the Operating Lease Transactions by the Company as lessee under the 2020-2022 Finance and Lease Service Framework Agreement will be recognised as right-of-use assets, the proposed caps for the Operating Lease for the years ending 31 December 2020, 2021 and 2022 under the 2020-2022 Finance and Lease Service Framework Agreement are approximately US$1,116 million (or the equivalent amount in RMB), US$961 million (or the equivalent amount in RMB) and US$949 million (or the equivalent amount in RMB), respectively.

The Company has paid the rental fees (namely actual amount of rental fees payable to CSA Leasing by the Company every year, including twelve-month rental fees for current aircraft, helicopters and engines as well as newly added aircraft, helicopters and engines during the year) of RMB105 million based on the Operating Lease Transactions under the 2020-2022 Finance and Lease Service Framework Agreement for the year ended 31 December 2020. The total amount of rental fees of newly added aircraft, helicopters and engines (leased from CSA Leasing by the way of operating lease by the Company every year with lease term ranging from two to twelve years) was nil. The value of right-of-use assets recognised for Operating Lease Transaction was RMB84 million on 1 January 2020.

(5)	Deemed Disposal and Disposal of SAGA

On 25 November 2020, the Company, SAGA, CSP Investment Group, Shuangbai No. 1, Southern Airlines Capital and ZGA entered into the capital increase and equity transfer agreement, pursuant to which the registered capital of SAGA will be increased from RMB1 billion to RMB1.34228 billion through the capital contribution to be made by CSP Investment Group, Shuangbai No. 1, Southern Airlines Capital and ZGA and the Company agreed to transfer part of its equity interests in SAGA to CSP Investment Group, Shuangbai No. 1 and Southern Airlines Capital. Prior to completion of the capital contribution and the equity transfer contemplated under the capital increase and equity transfer agreement, SAGA is a wholly-owned subsidiary of the Company. After completion of the Capital Contribution and the Equity Transfer contemplated under the capital increase and equity transfer agreement, SAGA will be owned as to approximately 57.9%, 10.0%, 14.1%, 10.0% and 8.0% by the Company, CSP Investment Group, Shuangbai No. 1, Southern Airlines Capital and ZGA, respectively, and continue to be a subsidiary of the Company.

According to the capital increase and equity transfer agreement, the amounts of capital contribution of CSP Investment Group, Shuangbai No. 1, Southern Airlines Capital and ZGA were RMB102.576096 million, RMB144.660888 million, RMB102.576096 million and RMB159.910296 million, repectively. Meanwhile, (i) the Company will transfer RMB65.42 million of the amount it contributed to the registered capital of SAGA prior to the capital contribution (equivalent to approximately 6.542% of the equity interest in SAGA held by the Company prior to the capital contribution and the equity transfer) to CSP Investment Group at a consideration of RMB97.423464 million; (ii) the Company will transfer RMB92.28 million of the amount it contributed to the registered capital of SAGA prior to the capital contribution (equivalent to approximately 9.228% of the equity interest in SAGA held by the Company prior to the capital contribution and the equity transfer) to Shuangbai No. 1 at a consideration of RMB137.423376 million; and (iii) the Company will transfer RMB65.42 million of the amount it contributed to the registered capital of SAGA prior to the capital contribution (equivalent to approximately 6.542% of the equity interest in SAGA held by the Company prior to the capital contribution and the equity transfer) to Southern Airlines Capital at a consideration of RMB97.423464 million. The above amounts of capital contribution to SAGA and amounts of consideration of the equity transfer were determined after arm’s length negotiations among the parties with reference to, among other things, the valuation of the net assets of SAGA of RMB1.4891184 billion prepared by Zhongshui Zhiyuan Assets Appraisal Co., Ltd. (中水致遠資產評估有限公司) (an independent qualified valuer in the PRC) under an asset-based approach as at 30 November 2019 and the results obtained through a public tender process (listing-for-sale) conducted on CBEE.

The capital contribution and equity transfer serve to introduce other strategic investors in SAGA to provide capital guarantee for the development of SAGA. At the same time, the capital contribution and equity transfer will realize mixed ownership reform, improve the corporate governance structure and operational efficiency and further enhance the overall performance of the Company.

As Southern Airlines Capital is the wholly-owned subsidiary of CSAH, Southern Airlines Capital is an associate of CSAH and a connected person of the Company. The transactions contemplated under the capital increase and equity transfer agreement with, among others, Southern Airlines Capital constitute connected transactions of the Company under Chapter 14A of the Listing Rules.

(6)	Capital Contribution to Xiamen Airlines

On 21 December 2020, the Company, Xiamen C&D and Fujian Province Investment agreed to make the capital contribution, pursuant to which, the Company, Xiamen C&D and Fujian Investment will contribute the amount of RMB2.2 billion, RMB1.36 billion and RMB440 million, respectively to Xiamen Airlines according to the proportion of shareholding (“Capital Contribution”). The above amounts of capital contribution to Xiamen Airlines were determined after arm’s length negotiations among the parties based on the actual capital needs of Xiamen Airlines on the premise that the parties agree to make capital contribution in an amount proportional to their respective equity interest in Xiamen Airlines. The capital contribution aims to supplement the funds required for Xiamen Airlines’ operations and support the development of Xiamen Airlines’ principal business of air transportation.

Xiamen Airlines is a non wholly-owned subsidiary of the Company. As Xiamen C&D and Fujian Investment each owns directly or indirectly 34% and 11% of equity interest in Xiamen Airlines respectively, Xiamen C&D and Fujian Investment are each a connected person of the Company at the subsidiary level by way of being a substantial shareholder of Xiamen Airlines. The Capital Contribution with Xiamen C&D and Fujian Investment constitute connected transactions of the Company under Chapter 14A of the Listing Rules.

(7)	Share Issuance in 2018

On 27 September 2018, the Company issued 1,578,073,089 A Shares in total at the issue price of RMB6.02 per A Share pursuant to the subscription agreement dated 26 June 2017 entered into between CSAH and the Company (as amended by the supplemental agreement I dated 19 September 2017), raising gross proceeds and net proceeds of RMB9,499,999,995.78 and RMB9,488,178,222.86, respectively. The use of proceeds utilized was consistent with the intended use of proceeds as previously disclosed.

Gross proceeds and the use of proceeds from the 2018 Non-public Issuance of A Shares:

Gross proceeds from the A Shares issuance (RMB)	Intended use of the proceeds as previously disclosed	Utilised proceeds as of 31 December 2020 (RMB)	Unutilised proceeds as of 31 December 2020 (RMB)	Expected timeline for the use of unutilised proceeds
9,499,999,995.78	1. The project for introducing 41 aircraft 2. The project for selection and installation of lightweight seats for A320 series aircraft	7,765,005,873.69	0.00	Not applicable

Note:

The total amounts of funds raised from 2018 Non-public Issuance of A Shares was RMB9,499,999,995.78, and the total amounts of cash raised was RMB7,758,919,995.78. After deducting the underwriting expenses, the net cash subscription amount actually received was RMB7,748,254,995.79. After deducting other issuance expenses (including VAT) and bank handling fee of RMB1,268,032.31 in total paid by the Company from the net cash subscription amounts, the actual net proceeds raised was RMB7,746,986,963.48.

As at 31 December 2020, the accumulated utilised funds raised from 2018 Non-public Issuance of A Shares was RMB7,765,005,873.69 (including RMB18,018,910.21 generated from interest income and investment income from unutilised funds). Proceeds from the A share issuance in 2018 have been used up.

(8)	Share Issuance in 2020

On 30 October 2019, the Board of the Company proposed to put forward to the extraordinary general meeting and the class meetings to approve and authorise the Board of the Company to issue not more than 2,453,434,457 new A Shares (including 2,453,434,457 A Shares) to CSAH (“A Share Issuance”) at the A Share subscription price, and to enter into the A Shares subscription agreement (“A Shares Subscription Agreement”) with CSAH, pursuant to which CSAH proposed to subscribe for not more than 2,453,434,457 new A Shares, the consideration of which shall be satisfied by cash. On the same day, the Board of the Company also proposed to put forward to the extraordinary general meeting to approve the issuance of not more than 613,358,614 new H Shares (including 613,358,614 H Shares) to Nan Lung (a wholly-owned subsidiary of CSAH) at the H Share subscription price and to enter into the H Shares Subscription Agreement with Nan Lung (“H Share Issuance”, together with “A Share Issuance” referred to as “Proposed Share Issuance”). The total funds to be raised from the aforesaid A Share Issuance will be not more than RMB16,800.00 million (including RMB16,800.00 million), which will be utilised in the procurement of aircraft and the repayment of the Company’s borrowings. The total funds to be raised from the aforesaid H Share Issuance will be not more than HK$3,500.00 million (including HK$3,500.00 million), which will be utilised to supplement the general working capital of the Company. The aggregate nominal value of the new A Shares and new H Shares to be issued under the Proposed Share Issuance is not more than RMB3,066,793,071. The aforesaid A Share Issuance and the H Share Issuance are not inter-conditional upon each other. The new A Shares to be issued under the aforesaid A Share Issuance will be issued pursuant to the specific mandate to be sought from the Independent Shareholders at the extraordinary general meeting and the class meetings. The new H Shares to be issued under the aforesaid H Share Issuance will be issued pursuant to the general mandate and shall be subject to approval by the Independent Shareholders at the extraordinary general meeting.

The A Share subscription price shall not be lower than a price (rounded up to the nearest two decimal places) determined as the higher of (i) the 90% of the average trading price of the A Shares as quoted on the SSE in the 20 trading days immediately prior to the price benchmark date for the new A Shares, and (ii) the latest audited net asset value per Share attributable to equity shareholders of the Company. The average trading price of the A Shares in the 20 trading days preceding the price benchmark date for the new A Shares equals to the total trading amount of A Shares traded in the 20 trading days preceding the price benchmark date for the new A Shares divided by the total volume of A Shares traded in the 20 trading days preceding the price benchmark date for the new A Shares. The closing price of each A Share quoted on the SSE on 30 October 2019 was RMB6.64. Where there are ex-rights or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital common reserve during the 20 trading days preceding the price benchmark date for the new A Shares leading to an adjustment of the trading price of the A Shares, the trading prices of the A Shares for the trading days preceding such adjustment shall be adjusted in view of the ex-rights or ex-dividend events. The A Share subscription price will be adjusted in case of ex-rights or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital common reserve during the period from the price benchmark date for the new A Shares to the date of issuance of such new A Shares. The above-mentioned latest audited net asset value per Share attributable to equity shareholders of the Company will be adjusted in case of ex-rights or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital common reserve during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of such new A Shares.

The H Share subscription price shall not be lower than a price (rounded up to the nearest two decimal places) determined as the higher of (i) the average trading price of the H Shares as quoted on the Stock Exchange in the 20 trading days immediately prior to the price benchmark date for the new H Shares, and (ii) the latest audited net asset value per Share attributable to equity shareholders of the Company in HK$ calculated based on the median exchange rate announced by the People’s Bank of China on the price benchmark date for the new H Shares. In addition, the H Share subscription price shall not be lower than a price determined as the higher of (i) the closing price of the H Shares on the date of the H Share Issuance being approved by the Board (i.e. 30 October 2019), and (ii) the average closing price of the H Shares in the 5 trading days immediately prior to the date of such Board’s approval. The average trading price of the H Shares in the 20 trading days preceding the price benchmark date for the new H Shares equals to the total trading amount of H Shares traded in the 20 trading days preceding the price benchmark date for the new H Shares divided by the total volume of H Shares traded in the 20 trading days preceding the price benchmark date for the new H Shares. Where there are ex-rights or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital common reserve during the period of the 20 trading days preceding the price benchmark date for the new H Shares leading to an adjustment of the trading price of the H Shares, the trading prices of the H Shares for the trading days preceding such adjustment shall be adjusted in view of the ex-rights or ex-dividend events. The above-mentioned latest audited net asset value per Share attributable to equity shareholders of the Company will be adjusted in case of ex-rights or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital common reserve during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of such new H Shares. Pursuant to the above-mentioned mechanism to determine the H Share subscription price, the closing price of the H Shares on the date of the H Shares Subscription Agreement is HK$4.880, and the average closing price of the H Shares in the 5 trading days immediately prior to the date of the H Shares Subscription Agreement is HK$4.824. Therefore, the H Share subscription price would not be lower than HK$4.880 per H Share.

The Proposed Share Issuance will help the Company raise funds required for developing its business, enhance the capital strength of the Company, expand the Company’s fleet, lower the Company’s debt-to-assets ratio, increase the Company’s ability to repay its debt, improve the financial performance and position and the asset structure of the Company, enhance the core competitiveness and the comprehensive efficiency of the Company, and provide foundation for future development.

On 27 December 2019, the aforesaid A Share Issuance and H Share Issuance were considered and approved at the Company’s 2019 second extraordinary general meeting, the 2019 first class meeting for holders of A shares, and the 2019 first class meeting for holders of H shares.

On 15 April 2020, the Company issued 608,695,652 H Shares in total to Nan Lung at the issue price of HK$5.75 per H Share pursuant to the subscription agreement dated 30 October 2019 entered into between the Company and Nan Lung. The net price of each new H Share issued under the H Share Issuance was HK$5.74 per H Share. The use of proceeds utilized was consistent with the intended use of proceeds as previously disclosed.

Gross proceeds and the use of proceeds from the 2020 Non-public Issuance of H Share:

Gross proceeds from the H Share Issuance (HKD)	Intended use of the proceeds as previously disclosed	Utilised proceeds as of 31 December 2020 (denominated in RMB)	Unutilised proceeds as of 31 December 2020 (denominated in RMB)	Expected timeline for the use of unutilised proceeds
3,499,999,999	Supplement of general working capital	3,499,999,999	0	Not applicable

Note:

The total amounts of funds raised from 2020 Non-public Issuance of H shares were HKD3,499,999,999, equivalent to RMB3,178,664,999.09 based on the middle exchange rate of 1:0.90819 of HKD dollar against RMB on 15 April 2020. After deducting the issuance expenses of RMB3,570,544.56, the net proceeds raised was RMB3,175,094,454.53.

On 18 June 2020, the Company issued 2,453,434,457 A Shares in total to CSAH at the issue price of RMB5.21 per A Share pursuant to the subscription agreement dated 30 October 2019 entered into between the Company and CSAH. The net price of each new A Share issued under the A Share Issuance was RMB5.21 per A Share. For details, please refer to the announcement of the Company published on the website of the Stock Exchange on 18 June 2020. The use of proceeds utilized was consistent with the intended use of proceeds as previously disclosed.

Gross proceeds and the use of proceeds from the 2020 Non-public Issuance of A Share:

Gross proceeds from the A Share Issuance (RMB)	Intended use of the proceeds as previously disclosed	Utilised proceeds as of 31 December 2020 (RMB)	Unutilised proceeds as of 31 December 2020 (RMB)	Expected timeline for the use of unutilised proceeds
12,782,393,520.97	Procurement of aircraft	3,466,145,764.61	5,809,939,548.81	On or before 31 December 2021
	Repayment of the Company’s borrowings	3,500,000,000.00	0	Not applicable

Note:

The total amounts of funds raised from 2020 Non-public Issuance of A Shares was RMB12,782,393,520.97. After deducting the underwriting expenses of RMB2,000,000.00 (including VAT), the net cash subscription amount actually received was RMB12,780,393,520.97. After deducting other issuance expenses of RMB4,308,207.55 (including VAT) paid by the Company from the net cash subscription amounts, the actual net proceeds raised was RMB12,776,085,313.42.

(9)	A Share Convertible Bonds Issuance

On 14 May 2020, the thirteenth meeting of the eighth session of the Board of the Company considered and approved, among others, the relevant resolutions on the issuance plan of the convertible corporate bonds in the total amount of not more than RMB16 billion (including RMB16 billion) which are convertible into new A Shares and proposed to be issued by the Company within the PRC (the “A Share Convertible Bonds”) and the possible subscription for the A Share Convertible Bonds by CSAH. The type of the securities to be issued is convertible bonds which can be converted into A Shares. The A Share Convertible Bonds and the A Shares to be converted will be listed on the SSE. According to the relevant laws and regulations and the Company’s financial position and investment plan, the total amount of funds raised from the A Share Convertible Bonds proposed to be issued will not exceed RMB16 billion (including RMB16 billion). The actual size of the issuance shall be determined by the Board (or persons authorised by the Board) within the above range, subject to the authorisation by the Shareholders at the general meeting and the class meetings. The A Share Convertible Bonds will be issued at par with a nominal value of RMB100 each.

The initial conversion price of A Share Convertible Bonds shall not be lower than the following: (i) the average trading price of A Shares during the 20 trading days immediately preceding the date of publication of the offering document (in the event that during such 20 trading days, the share price has been adjusted due to ex-rights or ex-dividend, the closing price for the trading days before the adjustment shall be accordingly adjusted with reference to the adjusted closing price following the ex-rights or ex-dividend); (ii) the average trading price of A Shares on the trading day immediately preceding the date of publication of the offering document; (iii) the latest audited net asset value per Share; and (iv) par value per Share. The actual initial conversion price shall be determined by the Board (or persons authorised by the Board) upon negotiation with the sponsor (the lead underwriter) in accordance with the market conditions and actual conditions of the Company before the proposed issuance of A Share Convertible Bonds, subject to the authorisation by the Shareholders at the annual general meeting and the class meetings. The average trading price of A Shares for the 20 trading days immediately preceding the date of publication of the offering document = the total trading amount of A Shares during such 20 trading days/the total trading volume of A Shares during such 20 trading days; the average trading price of A Shares for the trading day immediately preceding the date of publication of the offering document = the total trading amount of A Shares on such a trading day/the total trading volume of A Shares on such a trading day. The conversion price is subject to adjustments in certain events subsequent to the issuance of the A Share Convertible Bonds such as distribution of share dividends, capitalisation, issuance of new shares or rights issue and distribution of cash dividends (excluding any increase in the share capital as a result of conversion of the A Share Convertible Bonds).

The total amount of proceeds from the proposed issuance of A Share Convertible Bonds will not exceed RMB16 billion (including RMB16 billion), which will be used for the following projects after deducting the issuance expense.

			Unit: RMB0’000

No.	Project Name	Total amount of investment	Amount of proceeds proposed to be used
1	Purchasing aircraft and aviation equipment and maintenance projects	2,168,601.96	1,060,000.00
2	Introduction of spare engines	65,553.50	60,000.00
3	Supplementing working capital	480,000.00	480,000.00

Total		2,714,155.46	1,600,000.00

CSAH, being a controlling Shareholder of the Company, is entitled to the pre-emptive rights to subscribe for the A Share Convertible Bonds under the issuance plan of the A Share Convertible Bonds, which is compliant with the relevant laws, regulations, normative documents and the Articles of Association. The terms of the subscription for A Share Convertible Bonds by CSAH are the same as the terms and conditions which are set out in the issuance plan of the A Share Convertible Bonds.

In recent years, China’s aviation industry has maintained rapid growth, and there is still huge room for development in the future. The Company has proposed the overall strategic goal of becoming an international network airline, and fully promotes the strategic layout of the Guangzhou-Beijing dual hub model. Under the abovementioned background, scientifically and rationally expanding the fleet size, ensuring safe operating efficiency, and enhancing the stability of the air transportation network are important strategic measures for the Company to actively seize the good development opportunities of China’s air transportation industry, and have a great strategic significance in the Company’s goal of better serving the economic development of the Guangdong-Hong Kong-Macao Greater Bay Area and the Company’s aim of becoming an international network airline. At the same time, due to the impact of the COVID-19 pandemic, the aviation industry’s market demand has been affected to a certain extent, which has adversely impacted the income and cash flow levels of industry participants. Airlines generally face the need to supplement working capital. Therefore, the proceeds raised from the proposed issuance of A Share Convertible Bonds will mainly be used for purchasing aircraft, aviation equipment and maintenance projects, introduction of spare engines and supplementing working capital, to further enhance the core competitiveness of the Company’s main business, optimise the financial position and enhance the Company’s risk-resistance capability, in order to lay a solid foundation for the Company to achieve its strategic goals.

On 30 June 2020, the aforesaid proposed issuance of A Share Convertible Bonds and possible subscription for the A Share Convertible Bonds by CSAH were considered and approved at the Company’s 2019 annual general meeting, 2020 first class meeting for holders of A Shares and 2020 first class meeting for holders of H Shares.

On 15 October 2020, the Company has completed the public issuance of 160 million A Share Convertible Bonds in the total amount of RMB16 billion with a nominal value of RMB100 each and the initial conversion price of RMB6.24 per share, out of which CSAH subscribed for 101,027,580 A Share Convertible Bonds.

Pursuant to the approval of the SSE Self-discipline Supervision Decision [2020] No. 355, the A Share Convertible Bonds were listed on the SSE since 3 November 2020 with the bond abbreviation of “Nanhang Convertible Bonds (南航轉債)” and the bond code of “110075”. The closing price of each bond on that day was RMB117. The use of proceeds utilized was consistent with the intended use of proceeds as previously disclosed.

Gross proceeds and the use of proceeds from A Share Convertible Corporate Bonds:

Gross proceeds from the A Shares Convertible Bonds issuance (RMB)	Intended use of the proceeds as previously disclosed	Utilised proceeds as of 31 December 2020 (RMB)	Unutilised proceeds as of 31 December 2020 (RMB)	Expected timeline for the use of unutilised proceeds
16,000,000,000.00	Purchasing aircraft and aviation equipment and maintenance projects	689,335,580.27	9,890,268,339.45	On or before 31 December 2022
	Introduction of spare engines	279,275,738.10	320,724,261.90	On or before 31 December 2022
	Supplementing working capital	4,800,000,000.00	0	Not applicable

Note:

The total amounts of funds raised from 2020 A Share Convertible Bonds Issuance were RMB16,000,000,000.00. After deducting the underwriting expenses of RMB17,691,726.00 (including VAT), the net cash subscription amount actually received was RMB15,982,308,274.00. After deducting other issuance expenses of RMB2,704,354.28 (including VAT) paid by the Company from the net cash subscription amounts, the actual net proceeds raised was RMB15,979,603,919.72.

The Company has confirmed that the execution and enforcement of the implementation agreements under the continuing connected transactions above for the year ended 31 December 2020 has followed the pricing principles of such continuing connected transactions.

The independent non-executive Directors of the Company have confirmed to the Board that they have reviewed all non-exempt continuing connected transactions and are of the view that:

(a)	those transactions were conducted in the ordinary and usual course of business of the Group;

(b)	those transactions were entered into on normal commercial terms or better; and

(c)	those transactions were conducted in accordance with the relevant agreement governing them on terms that were fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Company’s auditor was engaged to report on the Group’s continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants. The auditor has issued their unqualified letter containing the auditor’s findings and conclusions in respect of the continuing connected transactions disclosed by the Group in the Annual Report in accordance with Rule 14A.56 of the Listing Rules. A copy of the auditor’s letter has been provided by the Company to the Stock Exchange. The Company’s auditor has indicated that:

(a)	nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions have not been approved by the Company’s board of directors.

(b)

for transactions involving the provision of goods or services by the Group, nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions were not, in all material respects, in accordance with the pricing policies of the Group.

(c)

nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions.

(d)

with respect to the aggregate amount of each of the aforementioned continuing connected transactions, nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions have exceeded the annual cap as set by the Company.

Save as disclosed above, none of the other related party transactions as disclosed in note 49 to the financial statements prepared under IFRSs constituted connected transactions or continuing connected transactions which are required to be disclosed in accordance with the Listing Rules. The Company has complied with the disclosure requirements of Chapter 14A of Listing Rules in respect of the connected transactions and continuing connected transactions.

Donations

For the year ended 31 December 2020, the Group made donations for charitable purposes with an amount of RMB44.62 million.

Designated Deposits and Overdue Time Deposits

As at 31 December 2020, the Group’s deposits placed with financial institutions or other parties did not include any designated deposits, or overdue time deposits for which the Group failed to receive repayments.

Material Litigation

As at 31 December 2020, the Group was not involved in any material litigation.

Subsequent Events

Since the end of the reporting period to the date of publication of this annual report, no subsequent event has occurred which had a material impact on the Group.

Auditors

A resolution is to be proposed at the forthcoming annual general meeting of the Company for the appointment of KPMG Huazhen LLP to provide professional services to the Company for its domestic financial reporting and internal control reporting, U.S. financial reporting and internal control reporting for the year 2021 and the appointment of KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2021. There has been no change in the Company’s auditors in the past three years.

By order of the Board

Ma Xu Lun

Chairman

Guangzhou, the PRC

30 March 2021

Changes in the Share Capital, Shareholders’ Profile and Disclosure of Interests

I.	Change in Share Capital

						Unit: Share

		31 December 2019			31 December 2020
		Number of Shares	Percentage (%)	Increase/(decrease) during the year 2020 Number of Shares	Number of Shares	Percentage (%)
I.	Shares subject to restrictions on sales
1.	RMB ordinary shares	489,202,658	3.99	2,453,434,457	2,942,637,115	19.20
2.	Foreign listed shares	600,925,925	4.90	608,695,652	1,209,621,577	7.89
	Total	1,090,128,583	8.89	3,062,130,109	4,152,258,692	27.09
II.	Shares not subject to restrictions on sales
1.	RMB ordinary shares	8,111,520,431	66.12	0	8,111,520,431	52.91
2.	Overseas listed foreign shares	3,065,523,272	24.99	0	3,065,523,272	20.00
	Total	11,177,043,703	91.11	0	11,177,043,703	72.91
III.	Total number of shares	12,267,172,286	100.00	3,062,130,109	15,329,302,395	100.000

On 15 April 2020, the Company published the announcement on completion of the non-public issuance of H Shares on the website of the Stock Exchange. According to the issuance plan, a total of 608,695,652 H Shares have been issued to Nan Lung at an issue price of HK$5.75 per H Share. For details, please refer to the aforementioned announcement.

On 18 June 2020, the Company published the announcement on completion of the non-public issuance of A Shares on the website of the Stock Exchange. According to the issuance plan, a total of 2,453,434,457 A Shares have been issued to CSAH at an issue price of RMB5.21 per A Share in the non-public issuance, raising gross proceeds of RMB12,782,393,520.97. For details, please refer to the aforementioned announcement.

II.	Issuance and Listing of Securities

Type of securities and derivatives	Issuance date	Issuance price (or interest rate)		Amount issued		Listing date	Amount approved for public trading		Ending date of transaction
Ordinary shares
A Shares	9 June 2020	RMB	5.21 per Share		2,453,434,457	17 June 2020		2,453,434,457	/
H Shares	15 April 2020	HK$	5.75 per Share		608,695,652	15 April 2020		608,695,652	/
Convertible corporate bonds, bonds with detachable warrants and corporate bonds
Convertible corporate bonds	15 October 2020	RMB	100/bond		160 million	3 November 2020		160 million	14 October 2026
2020 corporate bonds of Xiamen Airlines (the first tranche) (Pandemic Prevention and Control Bonds) (type 1)	16 March 2020	RMB	100 (2.95%)	RMB	1.0 billion	23 March 2020	RMB	1.0 billion	15 March 2023
Debt financing instruments
The first tranche of Ultra-short-term Financing Bills of the Company in 2020	15 January 2020	RMB	100 (2.00%)	RMB	1.5 billion	17 January 2020	RMB	1.5 billion	13 July 2020
The second tranche of Ultra-short-term Financing Bills of the Company in 2020	17 January 2020	RMB	100 (2.00%)	RMB	2.0 billion	20 January 2020	RMB	2.0 billion	16 July 2020
The third tranche of Ultra-short-term Financing Bills of the Company in 2020	17 January 2020	RMB	100 (1.74%)	RMB	0.5 billion	20 January 2020	RMB	0.5 billion	16 April 2020
The fourth tranche of Ultra-short-term Financing Bills of the Company in 2020	11 February 2020	RMB	100 (1.50%)	RMB	1.0 billion	13 February 2020	RMB	1.0 billion	11 May 2020
The fifth tranche of Ultra-short-term Financing Bills of the Company in 2020	11 February 2020	RMB	100 (1.85%)	RMB	1.0 billion	13 February 2020	RMB	1.0 billion	6 August 2020
The sixth tranche of Ultra-short-term Financing Bills of the Company in 2020	12 February 2020	RMB	100 (1.50%)	RMB	2.5 billion	14 February 2020	RMB	2.5 billion	12 May 2020
The seventh tranche of Ultra-short-term Financing Bills of the Company in 2020	17 February 2020	RMB	100 (1.85%)	RMB	2.0 billion	19 February 2020	RMB	2.0 billion	13 August 2020
The eighth tranche of Ultra-short-term Financing Bills of the Company in 2020	17 February 2020	RMB	100 (1.75%)	RMB	1.0 billion	20 February 2020	RMB	1.0 billion	16 July 2020
The ninth tranche of Ultra-short-term Financing Bills of the Company in 2020	24 February 2020	RMB	100 (1.90%)	RMB	0.5 billion	27 February 2020	RMB	0.5 billion	20 August 2020
The tenth tranche of Ultra-short-term Financing Bills of the Company in 2020	6 March 2020	RMB	100 (1.82%)	RMB	0.5 billion	11 March 2020	RMB	0.5 billion	3 September 2020
The eleventh tranche of Ultra-short-term Financing Bills of the Company in 2020	6 March 2020	RMB	100 (2.12%)	RMB	0.5 billion	11 March 2020	RMB	0.5 billion	3 December 2020
The twelfth tranche of Ultra-short-term Financing Bills of the Company in 2020	10 April 2020	RMB	100 (1.20%)	RMB	3.0 billion	14 April 2020	RMB	3.0 billion	9 July 2020
The thirteenth tranche of Ultra-short-term Financing Bills of the Company in 2020	13 April 2020	RMB	100 (1.60%)	RMB	3.0 billion	15 April 2020	RMB	3.0 billion	12 October 2020

Type of securities and derivatives	Issuance date	Issuance price (or interest rate)		Amount issued		Listing date	Amount approved for public trading		Ending date of transaction
The fourteenth tranche of Ultra-short-term Financing Bills of the Company in 2020	14 April 2020	RMB	100 (1.90%)	RMB	3.0 billion	16 April 2020	RMB	3.0 billion	8 January 2021
The fifteenth tranche of Ultra-short-term Financing Bills of the Company in 2020	14 April 2020	RMB	100 (1.60%)	RMB	1.0 billion	16 April 2020	RMB	1.0 billion	9 October 2020
The sixteenth tranche of Ultra-short-term Financing Bills of the Company in 2020	21 April 2020	RMB	100 (1.82%)	RMB	0.5 billion	23 April 2020	RMB	0.5 billion	14 January 2021
The seventeenth tranche of Ultra-short-term Financing Bills of the Company in 2020	27 April 2020	RMB	100 (1.29%)	RMB	1.0 billion	29 April 2020	RMB	1.0 billion	22 October 2020
The eighteenth tranche of Ultra-short-term Financing Bills of the Company in 2020	27 April 2020	RMB	100 (1.03%)	RMB	1.0 billion	29 April 2020	RMB	1.0 billion	23 July 2020
The nineteenth tranche of Ultra-short-term Financing Bills of the Company in 2020	27 April 2020	RMB	100 (1.29%)	RMB	1.0 billion	29 April 2020	RMB	1.0 billion	22 October 2020
The twentieth tranche of Ultra-short-term Financing Bills of the Company in 2020	19 May 2020	RMB	100 (1.40%)	RMB	2.0 billion	21 May 2020	RMB	2.0 billion	9 February 2021
The twenty-first tranche of Ultra-short-term Financing Bills of the Company in 2020	18 May 2020	RMB	100 (1.40%)	RMB	1.5 billion	20 May 2020	RMB	1.5 billion	8 February 2021
The twenty-second tranche of Ultra- short-term Financing Bills of the Company in 2020	25 May 2020	RMB	100 (1.45%)	RMB	2.0 billion	27 May 2020	RMB	2.0 billion	19 February 2021
The twenty-third tranche of Ultra-short-term Financing Bills of the Company in 2020	26 May 2020	RMB	100 (1.48%)	RMB	2.0 billion	28 May 2020	RMB	2.0 billion	19 February 2021
The twenty-fourth tranche of Ultra-short-term Financing Bills of the Company in 2020	26 May 2020	RMB	100 (1.31%)	RMB	2.0 billion	28 May 2020	RMB	2.0 billion	24 August 2020
The twenty-fifth tranche of Ultra-short-term Financing Bills of the Company in 2020	8 June 2020	RMB	100 (1.25%)	RMB	3.0 billion	11 June 2020	RMB	3.0 billion	3 December 2020
The twenty-sixth tranche of Ultra-short-term Financing Bills of the Company in 2020	9 June 2020	RMB	100 (1.15%)	RMB	1.0 billion	11 June 2020	RMB	1.0 billion	9 July 2020
The twenty-seventh tranche of Ultra- short-term Financing Bills of the Company in 2020	17 August 2020	RMB	100 (1.48%)	RMB	3.0 billion	20 August 2020	RMB	3.0 billion	15 October 2020

Type of securities and derivatives	Issuance date	Issuance price (or interest rate)		Amount issued		Listing date	Amount approved for public trading	Ending date of transaction
The twenty-eighth tranche of Ultra-short-term Financing Bills of the Company in 2020	15 October 2020	RMB	100 (1.30%)	RMB	1.0 billion	19 October 2020	RMB1.0 billion	12 November 2020
The first tranche of Medium-term Notes of the Company in 2020	12 February 2020	RMB	100 (3.12%)	RMB	1.0 billion	14 February 2020	RMB1.0 billion	10 February 2023
The second tranche of Medium-term Notes of the Company in 2020	26 February 2020	RMB	100 (3.05%)	RMB	1.0 billion	28 February 2020	RMB1.0 billion	24 February 2023
The third tranche of Medium-term Notes of the Company in 2020	3 March 2020	RMB	100 (3.00%)	RMB	1.0 billion	6 March 2020	RMB1.0 billion	3 March 2023
The fourth tranche of Medium-term Notes of the Company in 2020	3 March 2020	RMB	100 (3.00%)	RMB	1.0 billion	6 March 2020	RMB1.0 billion	3 March 2023
The fifth tranche of Medium-term Notes of the Company in 2020	3 March 2020	RMB	100 (3.28%)	RMB	1.0 billion	6 March 2020	RMB1.0 billion	4 March 2025
The sixth tranche of Medium-term Notes of the Company in 2020	5 March 2020	RMB	100 (3.00%)	RMB	1.0 billion	10 March 2020	RMB1.0 billion	8 March 2023
The seventh tranche of Medium-term Notes of the Company in 2020	23 April 2020	RMB	100 (2.44%)	RMB	1.0 billion	27 April 2020	RMB1.0 billion	25 April 2023
The eighth tranche of Medium-term Notes of the Company in 2020	23 April 2020	RMB	100 (2.44%)	RMB	0.5 billion	28 April 2020	RMB0.5 billion	26 April 2023
The ninth tranche of Medium-term Notes of the Company in 2020	27 April 2020	RMB	100 (2.44%)	RMB	0.5 billion	29 April 2020	RMB0.5 billion	27 April 2023
The first tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2020	14 January 2020	RMB	100 (2.40%)	RMB	0.5 billion	16 January 2020	RMB0.5 billion	9 July 2020

Type of securities and derivatives	Issuance date	Issuance price (or interest rate)			Amount issued		Listing date	Amount approved for public trading		Ending date of transaction
The second tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2020 (Pandemic Prevention and Control Bonds)	10 February 2020	RMB	100 (2.30%	)	RMB	0.4 billion	13 February 2020	RMB	0.4 billion	6 August 2020
The third tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2020 (Pandemic Prevention and Control Bonds)	10 February 2020	RMB	100 (2.47%	)	RMB	0.3 billion	13 February 2020	RMB	0.3 billion	5 November 2020
The fourth tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2020 (Pandemic Prevention and Control Bonds)	14 February 2020	RMB	100 (2.30%	)	RMB	0.6 billion	18 February 2020	RMB	0.6 billion	28 July 2020
The fifth tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2020 (Pandemic Prevention and Control Bonds)	18 February 2020	RMB	100 (2.30%	)	RMB	0.4 billion	20 February 2020	RMB	0.4 billion	13 August 2020
The sixth tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2020	26 March 2020	RMB	100 (1.85%	)	RMB	0.3 billion	30 March 2020	RMB	0.3 billion	22 September 2020
The seventh tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2020	3 April 2020	RMB	100 (1.80%	)	RMB	0.3 billion	8 April 2020	RMB	0.3 billion	29 September 2020
The eighth tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2020	16 April 2020	RMB	100 (1.20%	)	RMB	0.4 billion	20 April 2020	RMB	0.4 billion	16 June 2020
The ninth tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2020	21 April 2020	RMB	100 (1.05%	)	RMB	0.6 billion	23 April 2020	RMB	0.6 billion	18 June 2020
The tenth tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2020	7 July 2020	RMB	100 (1.55%	)	RMB	0.5 billion	9 July 2020	RMB	0.5 billion	17 December 2020

III.	Particulars of Shareholders

(I)	Number of Shareholders

As at the end of the reporting period, total number of ordinary shareholders of the Company was 212,149. As at 28 February 2021, total number of ordinary shareholders of the Company was 201,158.

(II)	Particulars of Shareholdings

1.	Particulars of the top ten shareholders

							Unit: Share

Particulars of the top ten shareholders
Name of the shareholder (in full)	Increase/ (decrease) during the reporting period	Total number of shares held at the end of reporting period	Shareholding percentage (%)	Number of shares subject to trading restrictions	Status of pledged or		Capacity of shareholders
					Status of shares	frozen shares Number
China Southern Air Holding Company Limited	2,453,434,457	6,981,865,780	45.55	2,942,637,115	Nil	0	Stated-owned legal entity
Nan Lung Holding Limited	608,695,652	2,243,271,577	14.63	1,209,621,577	Nil	0	Stated-owned legal entity
HKSCC Nominees Limited	(367,050)	1,750,462,857	11.42	0	Unknown	—	Overseas legal entity
Hong Kong Securities Clearing Company Limited	50,775,170	627,961,397	4.10	0	Nil	0	Overseas legal entity
China National Aviation Fuel Group Corporation	(15,379,600)	482,959,270	3.15	0	Nil	0	Stated-owned legal entity
China Securities Finance Corporation Limited	0	320,484,156	2.09	0	Nil	0	Stated-owned legal entity
American Airlines, Inc.	0	270,606,272	1.77	0	Nil	0	Overseas legal entity
China Structural Reform Fund Co., Ltd.	(1,622,500)	240,902,416	1.57	0	Nil	0	Stated-owned legal entity
Spring Airlines Co., Ltd.	0	140,531,561	0.92	0	Nil	0	Domestic non-stated- owned legal entity
Guo Xin Central Enterprise Operation Investment Fund Management (Guangzhou) Co., Ltd.– Guo Xin Central Enterprise Operation (Guangzhou) Investment Fund (LLP)	(18,537,465)	70,006,275	0.46	0	Nil	0	Domestic non-stated- owned legal entity

2.	Particulars of the top ten shareholders not subject to trading restrictions

		Unit: Share

Particulars of the top ten shareholders not subject to trading restrictions
Name of Shareholder	Number of tradable shares not subject to trading restrictions	Type of shares	Type and number of shares Number
China Southern Air Holding Company Limited	4,039,228,665	RMB ordinary shares	4,039,228,665
HKSCC Nominees Limited	1,750,462,857	Overseas listed foreign shares	1,750,462,857
Nan Lung Holding Limited	1,033,650,000	Overseas listed foreign shares	1,033,650,000
Hong Kong Securities Clearing Company Limited	627,961,397	RMB ordinary shares	627,961,397
China National Aviation Fuel Group Corporation	482,959,270	RMB ordinary shares	482,959,270
China Securities Finance Corporation Limited	320,484,156	RMB ordinary shares	320,484,156
American Airlines, Inc.	270,606,272	Overseas listed foreign shares	270,606,272
China Structural Reform Fund Co., Ltd.	240,902,416	RMB ordinary shares	240,902,416
Spring Airlines Co., Ltd.	140,531,561	RMB ordinary shares	140,531,561
Guo Xin Central Enterprise Operation Investment Fund Management (Guangzhou) Co., Ltd. – Guo Xin Central Enterprise Operation (Guangzhou) Investment Fund (LLP)	70,006,275	RMB ordinary shares	70,006,275
Explanation of the related party relationship or concert party relationship of the above shareholders	CSAH held aggregate 2,279,983,577 H Shares of the Company (including shares subject to trading restrictions) through its wholly-owned subsidiaries in Hong Kong, namely Nan Lung and Perfect Lines (Hong
Kong) Limited. The Company is not aware of any other related party
	relationship between other shareholders.

3.	Particulars of the top ten shareholders subject to trading restrictions and the conditions of trading restrictions

				Unit: Share

No.	Name of the shareholder	Number of shares held subject to trading restrictions	Listing status of shares which are subject to trading restrictions
			Eligible listing time	Number of new listed shares	Conditions for trading restrictions
1	China Southern Air Holding Company Limited	489,202,658	27 September 2021	489,202,658	Non-public Issuance of shares subject to trading restrictions
2	China Southern Air Holding Company Limited	2,453,434,457	19 June 2023	2,453,434,457	Non-public Issuance of shares subject to trading restrictions
3	Nan Lung Holding Limited	600,925,925	10 September 2021	600,925,925	Non-public Issuance of shares subject to commitments
4	Nan Lung Holding Limited	608,695,652	14 April 2023	608,695,652	Non-public Issuance of shares subject to commitments
Explanation of the related party relationship or concert party relationship of the above shareholders		CSAH held aggregate 2,279,983,577 H Shares of the Company (including shares subject to trading restrictions) through its wholly-owned subsidiaries in Hong Kong, namely Nan Lung and Perfect Lines (Hong Kong) Limited. The Company is not aware of any other related party relationship between other shareholders.

4.	Strategic investors or general legal entities becoming one of the top ten shareholders of the Company as a result of placing of new shares

Nil.

IV.	The Controlling Shareholders or De Facto Controllers

The chart below indicates the ownership and controlling relationship between the Company and de facto controllers:

V.	Disclosure of Interests

As at 31 December 2020, to the best knowledge of the Directors, chief executive and Supervisors of the Company, the following persons (other than the Directors, chief executive or Supervisors of the Company) had interests or short positions in the shares (the “Shares”) or underlying shares of the Company which are required to be recorded in the register of the Company required to be kept under section 336 of the SFO:

Name of shareholders	Capacity	Types of Shares	Number of Shares held		% of the total issued A Shares (Note 3)	% of the total issued H Shares (Note 3)	% of the total issued share capital of the Company (Note 3)
CSAH (note 1)	Beneficial owner	A Shares	8,600,897,510 (L	)	77.81%	—	56.11%
	Interest of controlled corporations	H Shares	2,279,983,577 (L	)	—	53.33%	14.87%
		Subtotal	10,880,881,087 (L	)	—	—	70.98%
Nan Lung (note 1)	Beneficial owner	H Shares	2,279,983,577 (L	)	—	53.33%	14.87%
	Interest of controlled corporations
American Airlines Group Inc. (note 2)	Interest of controlled corporations	H Shares	270,606,272 (L	)	—	6.33%	1.77%

Notes:

1.

CSAH was deemed to be interested in an aggregate of 2,279,983,577 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,150,000 H Shares were directly held by Perfect Lines (Hong Kong) Limited (representing approximately 0.73% of its then total issued H Shares) and 2,248,833,577 H Shares were directly held by Nan Lung (representing approximately 52.60% of its then total issued H Shares). As Perfect Lines (Hong Kong) Limited is a wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,150,000 H Shares held by Perfect Lines (Hong Kong) Limited. In addition, CSAH directly held 6,981,865,780 A Shares, and was deemed to be interested in the convertible bonds which may convert into 1,619,031,730 A Shares.

2.	American Airlines Group Inc. was deemed to be interested in 270,606,272 H Shares by virtue of its 100% control over American Airlines, Inc.
3.	The percentage was calculated according to the relevant total issued A Shares, total issued H Shares and the total issued share capital of the Company as at 31 December 2020.

Save as disclosed above, as at 31 December 2020, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or a short position in the shares or underlying shares of the Company recorded in the register of the Company required to be kept under section 336 of the SFO.

Directors, Supervisors, Senior Management and Employees

I.	Directors, Supervisors and Senior Management

(I)	Changes in the Number of Shares held by Directors, Supervisors and Senior Management and their Remuneration

As at the end of the reporting period, the Directors, Supervisors and senior management of the Company were as follows:

Name	Position (note)	Gender	Age	Appointment date for the term of office	Expiry date for the term of office	Number of shares held as at the beginning of the year (shares)	Number of shares held as at the end of the year (shares)	Increase or decrease of shares during the year (shares)	The total remuneration before tax received from the Company during the reporting period (RMB0’000)	Had received remuneration from related party of the Company
Ma Xu Lun	Chairman	Male	56	21 December 2020	up to date	0	0	0	0	Yes
	Vice Chairman			8 May 2019	21 December 2020
	Executive Director			18 March 2019	up to date
	President			8 May 2019	up to date
* Wang Chang Shun	Chairman	Male	63	27 May 2016	21 December 2020	0	0	0	0	Yes
	Executive Director			27 May 2016	21 December 2020
Han Wen Sheng	Executive Director	Male	54	8 May 2019	up to date	0	0	0	0	Yes
Zheng Fan	Independent Non-executive Director	Male	65	20 December 2017	up to date	0	0	0	6	No
Gu Hui Zhong	Independent Non-executive Director	Male	64	20 December 2017	up to date	0	0	0	6	No
Tan Jin Song	Independent Non-executive Director	Male	56	26 December 2013	up to date	0	0	0	15	No
Jiao Shu Ge	Independent Non-executive Director	Male	55	30 June 2015	up to date	0	0	0	15	No
Li Jia Shi	Chairman of Supervisory Committee	Male	59	8 May 2019	up to date	0	0	0	0	Yes
	Supervisor			30 June 2009	up to date
Lin Xiao Chun	Supervisor	Male	49	8 May 2019	up to date	0	0	0	75.81	No
Mao Juan	Supervisor	Female	48	20 December 2017	up to date	0	0	0	83.11	No
Zhang Zheng Rong	Executive Vice President	Male	58	10 August 2018	up to date	0	0	0	0	Yes
Luo Lai Jun	Executive Vice President	Male	49	18 March 2019	up to date	0	0	0	0	Yes
Wu Ying Xiang	Executive Vice President	Female	47	29 June 2020	up to date	0	0	0	0	Yes
* Xiao Li Xin	Executive Vice President	Male	54	22 November 2017	21 October 2020	0	0	0	0	Yes
	Chief Accountant			27 March 2015	21 October 2020
	Chief Financial Officer			27 March 2015	21 October 2020
Ren Ji Dong	Executive Vice President	Male	56	7 May 2009	up to date	0	0	0	106.56	No
Cheng Yong	Executive Vice President	Male	58	21 August 2018	up to date	0	0	0	166.63	No
Wang Zhi Xue	Executive Vice President	Male	60	3 August 2012	up to date	0	0	0	0	No
Li Tong Bin	Chief Engineer	Male	59	30 April 2014	up to date	0	0	0	106.39	No
	Executive Vice President			14 September 2015	up to date

Name	Position (note)	Gender	Age	Appointment date for the term of office	Expiry date for the term of office	Number of shares held as at the beginning of the year (shares)	Number of shares held as at the end of the year (shares)	Increase or decrease of shares during the year (shares)	The total remuneration before tax received from the Company during the reporting period (RMB0’000)	Had received remuneration from related party of the Company
Su Liang	Chief Economist	Male	58	27 December 2007	up to date	0	0	0	85.39	No
Chen Wei Hua	Chief Legal Adviser	Male	54	16 June 2004	up to date	0	0	0	87.69	No
Li Shao Bin	Chief Training Officer	Male	56	21 June 2019	up to date	0	0	0	84.62	No
Xie Bing	Secretary to the Board	Male	47	26 November 2007	up to date	0	0	0	87.06	No
Feng Hua Nan	COO Flight Safety	Male	58	15 August 2014	up to date	0	0	0	160.19	No
Luo Ming Hao	Chief Pilot	Male	58	28 March 2018	up to date	0	0	0	151.81	No
Zhu Hai Long	Chief Operation Officer	Male	57	30 December 2020	up to date	0	0	0	0	No
* Guo Jian Ye	Chief Customer Officer	Male	58	4 January 2017	29 June 2020	0	0	0	25.08	No

Total	/	/	/	/	/	0	0	0	1,262.34	/

Notes:

1.

According to performance appraisal plans of the Company, partial remuneration of some Directors, Supervisors and senior management of the Company shall be delayed based on evaluation results, total remuneration set out above includes such delayed remuneration;

2.

Mr. Cheng Yong, Mr. Feng Hua Nan and Mr. Luo Ming Hao also serve as pilots, so their remunerations are inclusive of crew allowance; Mr. Wang Zhi Xue’s remuneration was paid by Xiamen Airlines since March 2019; Mr. Zhu Hai Long’s remuneration was paid as Chief Operation Officer since January 2021; Mr. Zheng Fan and Mr. Gu Hui Zhong receive remuneration in accordance with the relevant provisions of the PRC;

3.	*represents personnel who have already resigned as at the end of the reporting period.

As at 31 December 2020, none of the Directors, Chief Executive or Supervisors of the Company had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to the SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or which were required to be recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code as set out in Appendix 10 to the Listing Rules.

(II)	Changes in Directors, Supervisors and Senior Management of the Company

During the reporting period, changes in the Directors, Supervisors and senior management of the Company were as follows:

Name	Position	Change	Reason of change
Wang Chang Shun	Chairman, Executive Director	Resigned	Retired
Ma Xu Lun	Chairman	Appointed	Appointed by the Board
Wu Ying Xiang	Executive Vice President	Appointed	Appointed by the Board
Xiao Li Xin	Executive Vice President, Chief Accountant, Chief Financial Officer	Resigned	Job Changes
Guo Jian Ye	Chief Customer Officer	Resigned	Job Changes
Zhu Hai Long	Chief Operation Officer	Appointed	Appointed by the Board

(III)	Changes of Information of Directors or Supervisors under Rule 13.51B(1) of the Listing Rules

Below are the information relating to the changes of Directors or Supervisors required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules since the date of 2020 interim report:

1.

Mr. Han Wen Sheng is a standing committee member of the 12th session of Guangdong Provincial Committee of Chinese People’s Political Consultative Conference, and ceased to act as Vice Director General of China Air Transport Association and director of Travel Sky Holding Company;

2.	Mr. Tan Jin Song ceased to act as an independent director of Guangzhou Hengyun Enterprises Holdings Limited;

3.

Mr. Jiao Shu Ge ceased to act as a director of Shanghai Maitai Jun’Ao Biological Technology Co., Ltd, the Chairman of Joyoung Co., Ltd and a director of GeneMab Limited; and serves as a director of Dinghui Yuantai Enterprises Management Consulting (Tianjin) Co., Ltd (鼎暉元泰企業管理諮詢(天津)有限公司) and Shenzhen Dinghui Huashu Equity Investment Management Co., Ltd (深圳鼎暉華曙股權投資管理有限公司).

Save as disclosed above, there is no other information required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

(IV)	Remuneration of Directors, Supervisors and Senior Management

The Directors, Supervisors and Senior Management of the Company received remuneration annually. Remuneration of Directors and Supervisors are adjusted and paid pursuant to Administrative Measures on Remuneration of Directors of China Southern Airlines Company Limited and Administrative Measures on Remuneration of Supervisors of China Southern Airlines Company Limited approved at the general meeting. Remuneration of Senior Management are adjusted and paid pursuant to Administrative Measures on Remuneration of Senior Management of China Southern Airlines Company Limited after approval of the Board.

During the reporting period, the total remuneration before tax received from the Company by Directors, Supervisors and senior management amounted to RMB12.6234 million (2019: RMB16.0081 million).

The emolument policy of the Directors and senior management of the Company are recommended by the Remuneration and Assessment Committee to the Board, having regard to the Group’s operating results, individual performance and comparable market statistics in accordance with the above-mentioned Administrative Measures on Remuneration of Directors and Administrative Measures on Remuneration of Senior Management of the Group.

Details of the remuneration of the Directors, Supervisors and senior management of the Group are set out in notes 49 and 57 to the financial statements prepared under IFRSs.

Details of other employees’ pension scheme and housing benefits are set out in notes 42 and 50 to the financial statements prepared under IFRSs.

Remuneration Band	Number of Senior Management
HK$	2020	2019
0-500,000	7	6
500,001-1,000,000	4	4
1,000,001-1,500,000	2	2
1,500,001-2,000,000	3	3

Total	16	15

(V)	Service Contracts of the Directors and Supervisors

None of the Directors or Supervisors has entered or proposed to enter into any service contracts with the Company or its subsidiaries which are not determinable by the Company or its subsidiaries within one year without payment of compensation, other than statutory compensation.

During the year ended 31 December 2020, none of the Directors or Supervisors has any material interests in any significant contract to which the Company or its subsidiaries was a party.

(VI)	Profiles of Current Directors, Supervisors and Senior Management

Directors

Ma Xu Lun, male, born in July 1964 (aged 56), graduated from the School of Mechanical Science & Engineering of Huazhong University of Science & Technology, majoring in industrial engineering. He has a master’s degree of engineering and is a certified public accountant. He started his career in August 1984, and joined the Chinese Communist Party in October 1990. He has been the Vice President of China National Materials Storage and Transportation Corporation, the Deputy Director General of the Finance Department of the CAAC, the Vice President and Standing Member of Party Committee of Air China Corporation Limited. He was appointed as the Vice President of general affairs and the Deputy Party Secretary of Air China Corporation Limited in October 2002; and served as a director, the President and the Deputy Party Secretary of Air China Limited in September 2004. He served as a Party Member of China National Aviation Holding Company and a Director, the President and the Deputy Party Secretary of Air China Limited in December 2004, and the Vice President and a Party Member of China National Aviation Holding Company from February 2007. In December 2008, he was appointed as the Deputy Party Secretary of China Eastern Air Holding Company and the President and the Deputy Party Secretary of China Eastern Airlines Corporation Limited. He served as the Secretary to the Party Committee and the Vice President of China Eastern Air Holding Company and the President of China Eastern Airlines Corporation Limited in October 2011. In November 2016, he served as a Director, the President and the Deputy Party Secretary of China Eastern Air Holding Company, and the Vice Chairman, the President and the Deputy Party Secretary of China Eastern Airlines Corporation Limited in December 2016. In February 2019, he served as the Director, the President and the Deputy Party Secretary of CSAH. In March 2019, he acted as the President of the Company. In May 2019, he acted as the Vice Chairman of the Company. In December 2020, he served as the President and Party Secretary of CSAH and Chairman and President of the Company.

Han Wen Sheng, male, born in January 1967 (aged 54), graduated from the Management Department of Tianjin University, majoring in engineering management, with qualification of a master’s degree. He obtained a master’s degree of Engineering and is an economist. He began his career in August 1987 and joined in the Chinese Communist Party in May 1985. He served as the Deputy Director General of Cadre Training Center of the Company, the Director of The Research Bureau of the Company, the General Manager of the Labour Department and the Secretary of the CPC General Committee of the Company, the Deputy Director General and a member of Party Committee of the Commercial Steering Committee, the General Manager as well as the Deputy Party Secretary of the Sales and Marketing Department of the Company, and the General Manager and Deputy Party Secretary of Shanghai base. He acted as the Deputy Party Secretary and the Deputy Director General of the Commercial Steering Committee of the Company since December 2009 and the Party Secretary and the Deputy Director General of the Commercial Steering Committee of the Company since October 2011. He served as the Vice President and the Party Member of CSAH from October 2016. From November 2017, he served as the Vice President and the Party Member of CSAH and the Vice President and Party Member of the Company. He was appointed as a Director and the Deputy Party Secretary of CSAH and the Vice President of the Company in November 2018. From December 2018, he served as the Deputy Party Secretary of the Company. In January 2019, he served as a Director and Deputy Party Secretary of CSAH. In May 2019, he served as a Director of the Company. Currently, he also acts as the Vice Chairman of Sichuan Airlines Corporation Limited and the standing committee member of the 12th session of Guangdong Provincial Committee of Chinese People’s Political Consultative Conference.

Zheng Fan, male, born in November 1955 (aged 65), graduated with a bachelor’s degree from Beijing Normal University majoring in School Education and is a senior expert of political science. Mr. Zheng is a CPC member and began his career in 1974. He served as a teacher of Faculty of Education at Beijing Normal University from February 1982. He worked as a cadre at public relationship department of the Chinese Communist Party Central Committee and was a Deputy Director level investigator from January 1986, Deputy Director-general (temporary post) of public relationship department of CBRC Shenzhen Municipality Luohu District Committee and Deputy Director General (temporary post) of public relationship department of Shenzhen Committee of Communist Party of China from March 1988, Deputy Director of public relationship department of CBRC Shenzhen Municipality Futian District Committee and Office Director of working committee under the CBRC Shenzhen Municipality Committee from March 1991. Since August 1994, he has been appointed as General Manager of general administration office of Overseas Chinese Town Economic Development Company, General Manager’s assistant of OCT Group and Managing Director of Overseas Chinese Town (HK) Company Limited since December 1997, Deputy Secretary of the Party Committee, secretary of Discipline Inspection Commission and Chief Cultural Officer of Overseas Chinese Group Company since August 2000, secretary of the Party Committee and vice-president of Overseas Chinese Group Company since March 2008, secretary of the Party Committee and vice-chairman of Overseas Chinese Town Company Limited since January 2010. He acted as Council Member of China Overseas Exchange Association, Director of relation of the Two Shores Across the Strait Association, vice president of Council for the Promotion of Guangdong-Hong Kong-Macao Corporation and vice-chairman of Guangdong Province Association of Entrepreneurs. He was also a Congressman of the 4th term and 5th term of the People’s Congress for Shenzhen Municipality and a member of the 11th session of Guangdong Provincial Committee of Political Consultative Conference. Mr. Zheng has been an independent non-executive Director of the company since 20 December 2017.

Gu Hui Zhong, male, born in November 1956 (aged 64), graduated with a master’s degree from Zhengzhou Aviation Industry Institute and Beihang University majoring in International Finance and is a senior accountant at a professor level. Mr. Gu is a CPC member and began his career in 1974. He served as Deputy Chief and Chief of the General Office of Financial Division of Aviation Industry Department, Director of International Affairs Financial Division of Aviation Industry Corporation of China, General Manager of Zhongzhen Accounting Consultative Corporation, Vice Director General of Financial Department of Aviation Industry Corporation of China and Deputy Director-General of Financial Department of State Commission of Science, Technology and Industry for National Defence. From June 1999 to February 2005, he acted as a member of the Communist Party and Vice President of Aviation Industry Corporation of China I. From February 2005 to August 2008, he acted as a member of Party Leadership Group, Vice President and Chief Accountant of Aviation Industry Corporation of China I. From August 2008 to January 2017, he acted as a member of Party Leadership Group, Vice President and Chief Accountant of Aviation Industry Corporation of China. He previously served as Chairman of AVIC I International Leasing Co., Ltd., Chairman of AVIC I Financial Co., Ltd., Chairman of CATIC International Holdings Limited, Chairman of AVIC Capital Co., Ltd. and Chairman of AVIC International Vanke Company Limited. Currently, he is serving as an external director of Ansteel Group Co., Ltd. and Vice Chairman of the Accounting Society of China. Mr. Gu has been an independent non-executive Director of the Company since December 2017.

Tan Jin Song, male, born in January 1965 (aged 56), graduated from Renmin University of China with an on-job doctor’s degree in Accounting. Mr. Tan is a Chinese Certified Public Accountant and a CPC member. Mr. Tan began his career in 1985 and was a teacher in Shaoyang School of Finance and Accounting of Hunan Province and the Deputy Dean of the School of Management of Sun Yat-sen University. Mr. Tan is currently a professor and a doctorate-tutor of the School of Management of Sun Yat-sen University. He is also a member of the China National MPAcc Education Steering Committee, a member of China Institute of Internal Audit, Vice President of Guangdong Institute of Certified Public Accountants and a council member of China Audit Society. Currently, Mr. Tan also serves as the independent Director of COSCO SHIPPING Specialized Carriers Co., Ltd., Shanghai RAAS Blood Products Co., Ltd., Zhuhai Huafa Industrial Company Limited and Media Real Estate Holding Limited. Mr. Tan has been an independent non-executive Director of the Company since 26 December 2013.

Jiao Shu Ge, male, born in February 1966 (aged 55), with a master’s degree, first graduated from the Control Theory Faculty of the Department of Mathematics of Shandong University with a bachelor degree, and then graduated from the Systems Engineering Faculty of No. 2 Research Institute of the Ministry of Aerospace Industry with a Master’s degree in Engineering. Mr. Jiao has extensive experience in funds management and equity investment. Currently, Mr. Jiao is the Director and President of CDH China Management Company Limited (“CDH Investments”) and is the founder of CDH Investments. He was a computer researcher of 710 Research Institute of the former Ministry of Aerospace Industry of China, the Deputy General Manager of Direct Investment Department of China International Capital Corporation Ltd. (“CICC”). Mr. Jiao was the non-executive Director of China Yurun Food Group Limited and China Shanshui Cement Group Limited. He is also the President of Fujian Nanping Nanfu Battery Company Limited, Inner Mongolia Hetao Spirit Group Company Limited, Wuhu Zhengding Investment Management Co., Ltd. and other companies; He acted as a director of a number of companies including WH Group Limited, Henan Shuanghui Investment & Development Co., Ltd., Joyoung Co., Ltd. and Chery Automobile Co., Ltd.; and also acted as an independent Director of China Mengniu Dairy Company Limited, the Chairman and non-executive Director of Mabpharm Limited and director of associated companies of CDH Investments. Mr. Jiao has been an independent non-executive Director of the Company since 30 June 2015.

Supervisors

Li Jia Shi, male, born in May 1961 (aged 59), graduated from Party School of the Communist Party of China majoring in Economics Management and has a bachelor’s degree. He has an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a qualified expert of political science. Mr. Li began his career in August 1976 and joined the Chinese Communist Party in June 1986. In February 1998, he served as the Party Secretary of Guangzhou Nanland Air Catering Company Limited and the Deputy Head (work as chair) of the Organization Division of the Party Committee of the CSAH in April 1999. Mr. Li served as the Head of the Organization Division of the Party Committee of CSAH in December 1999 and served as the Deputy Secretary of the Disciplinary Committee and the Director of the Disciplinary Committee Office of the Company in December 2003. Mr. Li served as the Secretary of the Disciplinary Committee, Standing Member of the Party Committee and the Director of the Disciplinary Committee Office of the Company in December 2007. Mr. Li has been a Supervisor of the Company since June 2009. He has been the Deputy Team Leader of the Discipline Inspection Commission of CSAH, member of Secretary of the Disciplinary Committee, the Director of the Disciplinary Committee Office and the Standing Member of the Party Committee of the Company in February 2012. He has acted as the Chairman of the Labour Union and the Standing Member of Party Committee of the Company in November 2017. He has acted as the Chairman of the Labour Union of CSAH and the Chairman of the Labour Union and the Standing Member of Party Committee of the Company from January 2018. He has served as the Chairman of the Labour Union of CSAH and the Chairman of the Labour Union of the Company since July 2018. He has served as the Chairman of the Supervisory Committee of the Company since May 2019 and the employees’ representative director of CSAH since August 2019.

Lin Xiao Chun, male, born in May 1971 (aged 49), graduated from the Peking University Law School with a bachelor’s degree of laws, majoring in international law. He obtained his Master of Business Administration from the Beijing University of Technology and the City University of the United States and his Executive Master of Business Administration (EMBA) from the Tsinghua University School of Economics and Management. He obtained qualifications as an Enterprise Legal Adviser and a corporate lawyer. He started his career in July 1995, and joined the Chinese Communist Party in June 1995. He served as the Deputy Director of the legal department of the Company in October 2006, the Deputy General Manager of the legal department of the Company in January 2009, the Deputy Director of the legal department of CSAH and the Deputy General Manager of the legal department of the Company in December 2009, the Director of the legal department of CSAH in May 2013, and the General Manager of the Laws & Standards Division of CSAH and the General Manager of the Laws & Standards Division of the Company in April 2017. He has served as a Supervisor of the Company since May 2019.

Mao Juan, female, born in December 1972 (aged 48), obtained a bachelor’s degree in accounting from Harbin University of Science and Technology. Ms. Mao began her career in July 1993, and joined the Chinese Communist Party in April 1992. She served as Deputy General Manager of Hainan Branch Comprehensive Trading Company, Deputy Manager of Finance Department in Hainan Branch of the Company and Manager of Audit and System Office of Finance Department in the Company. From August 2011, she acted as Deputy General Manager of Audit Department in the Company and acted as General Manager of Audit Department in the Company since June 2016. She has been the Standing Deputy General Manager of Audit Department in CSAH and the Company from April 2017. She has served as the General Manager of Audit Department of CSAH and the Company since November 2017, and concurrently served as the Supervisor of the Company since December 2017. Currently, she is also the chairman of the supervisory committee of Southern Airlines Group Finance Company Limited and Nan Lung International Freight Limited, as well as the supervisor of Xiamen Airlines Company Limited and Guangzhou China Southern Airlines CDFG Duty Free Co., Ltd.

Senior management

Zhang Zheng Rong, male, born in September 1962 (aged 58), has a college degree from Civil Aviation Flight University of China majoring in Aircraft Piloting. He was graduated from Party School of the Central Committee of CPC majoring in economic management with a bachelor’s degree. He also obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He began his career in February 1982, and joined the Chinese Communist Party in April 1988. He served as Vice Captain of Third Flight Corps of Civil Aviation Administration, Vice Captain of Fourth Flight Corps and Captain of First Flight Corps of CSAH. From May 2002, he has been the Deputy General Manager of Civil Aviation Administration of the Company and Captain of First Flight Corps of the Company. From November 2002, he has been General Manager of Department of Security Supervision of the Company, as well as General Manager and Deputy Party Secretary of Guangzhou Flight Division of the Company in May 2004. In August 2007, he was appointed as Chief Pilot of the Company and General Manager and Deputy Party Secretary of Guangzhou Flight Division of the Company. From March 2009, he has been Chief Pilot and Director of Aviation Security Department of the Company. Since April 2012, he served as the Chief Pilot, COO Flight Safety and Director of Aviation Security Department of the Company and in July 2012, he served as the Chief Pilot and Aviation Security Minister of CSAH. Since April 2014, he has acted as Chief Pilot, COO Flight Safety and Director of Aviation Security Department of CSAH. Since December 2016, he has been Chief Pilot of CSAH. He has served as Chief Operation Officer of the Company since January 2017. Since November 2017, he has been the President Assistant of CSAH and Chief Operation Officer of the Company. From June 2018, he has been the Vice President, Party Member of CSAH and Chief Operation Officer of the Company. In August 2018, he served as the Executive Vice President of the Company. Since November 2018, he acted as the Executive Vice President, Party Member of CSAH and the Executive Vice President of the Company. Currently, he also serves as the chairman of Guizhou Airlines Company Limited.

Luo Lai Jun, male, born in October 1971 (aged 49), graduated from Nanjing University of Aeronautics and Astronautics, majoring in Accounting and also obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He began his career in July 1993 and joined the Communist Party of China in September 1992. He served as the Manager of Finance Department in Shanghai Branch of the Company, Deputy Director of the Purchasing Office in Finance Department of the Company, Deputy Manager and Manager of Finance Department of Guizhou Airlines Company Limited. He has acted as a member of the party committee, Chief Financial Officer and manager of Finance Department of Guizhou Airlines Company Limited in June 2003; Director of Business Assessment Office of the Company in June 2005; Deputy Director of Commercial Steering Committee and General Manager and Party Member of Financing Plan Department of the Company in November 2005; General Manager and Deputy Party Secretary of Freight Department of the Company in February 2009; the General Manager and the Deputy Party Secretary of Dalian Branch of the Company in July 2012; Executive Deputy Director General and the Deputy Party Secretary of Commercial Steering Committee of the Company in November 2016; Director General and the Deputy Party Secretary of Commercial Steering Committee of the Company in August 2017; Executive Vice President and the Party Member of China Southern Air Holding Company Limited and Executive Vice President of the Company in March 2019. Currently, he also serves as the chairman of China Southern Airlines Henan Airlines Company Limited and Shantou Airlines Company Limited.

Wu Ying Xiang, female, born in November 1973 (aged 47), graduated from Business Administration Department of Central South University of Technology (中南工業大學) with a bachelor’s degree, majoring in International Accounting and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and she is a senior accountant, a certified public accountant and a Chartered Global Management Accountant. Ms. Wu began her career in July 1994, and joined the Chinese Communist Party in November 1992. She served as assistant minister of Finance Department of China Southern Airlines (Group) Company in March 2001; vice minister of Finance Department of CSAH in September 2005; minister of Finance Department of CSAH in September 2012; the head of Performance Appraisal Management Department of CSAH in February 2017; the General Manager of Comprehensive Performance Appraisal Department of CSAH and the Company in April 2017; the General Manager and Deputy Party Secretary of Shantou Airlines Company Limited in September 2018; Party Secretary and Deputy Director General of the Marketing Management Committee of the Company in October 2019; Party Member of China Southern Air Holding Company Limited in May 2020; the Executive Vice President and Party Member of China Southern Air Holding Company Limited as well as the Executive Vice President of the Company in June 2020.

Ren Ji Dong, male, born in January 1965 (aged 56), Bachelor of Engineering, graduated from Power Engineering Department of Nanjing University of Aeronautics and Astronautics with a bachelor’s degree, majoring in Aircraft Engine Design and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and he is a senior engineer. Mr. Ren began his career in August 1986 and joined the Chinese Communist Party in June 1986. He served as the Deputy Director (deputy general manager) and a member of the Standing Committee of the CPC of Urumqi Civil Aviation Administration (Xinjiang Airlines) and the Deputy General Manager and a member of the Standing Committee of the CPC of Xinjiang Airlines. He acted as the Party Secretary and Deputy General Manager of CSAH Xinjiang Company from June 2004, the Party Secretary and Deputy General Manager of Xinjiang Branch of the Company from January 2005, a member of the Standing Committee of the CPC of the Company from February 2005, Deputy General Manager and a member of the Standing Committee of the CPC of the Company from March 2005, a member of the Standing Committee of the CPC of the Company and the General Manager and Deputy Party Secretary of Xinjiang Branch from January 2007, a member of the Standing Committee of the CPC of the Company from April 2009, Deputy General Manager and a member of the Standing Committee of the CPC of the Company from May 2009 and the Executive Vice President of the Company from July 2018.

Cheng Yong, male, born in April 1962 (aged 58), graduated from Civil Aviation Flight College of China (中國民用航空飛行專科學校) majoring in Aircraft Piloting and Civil Aviation Flight University of China majoring in Wingmanship, with a bachelor’s degree. He obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a command pilot. He began his career in January 1982, and joined the Chinese Communist Party in August 1984. He has been the Deputy Head of Shenyang Chief Flight Corps Team of China Northern Airlines Company (中國北方航空公司瀋陽飛行總隊), vice president of China Northern Airlines Company Tian’e LLC (中國北方航空公司天鵝航空有限責任公司) and president of China Northern Airlines Company Sanya Co., Ltd. (中國北方航空公司三亞有限公司). He served as the General Manager of CSAH Northern Division in November 2004; president and Deputy Party Secretary of Northern Branch of the Company in January 2005; deputy leader of steering group for reorganization of Liaoning Airport Management Group Company, president and Deputy Party Secretary of Northern Branch of the Company in October 2008; deputy leader of steering group for reorganization of Liaoning Airport Management Group Company in January 2009; president and deputy party secretary of Beijing Branch of the Company in April 2009; a member of the Standing Member of Party Committee of the Company and General Manager and Deputy Party Secretary of Beijing Branch of the Company from April 2010; a Standing Member of Party Committee of the Company in July 2017; and Executive Vice President of the Company in August 2018.

Wang Zhi Xue, male, born in January 1961 (aged 60), has a college degree from Civil Aviation Flight University of China majoring in Aircraft Piloting, and obtained a degree from Civil Aviation Flight University of China majoring in Wingmanship, and is a command pilot. Mr. Wang began his career in February 1981, and joined the Chinese Communist Party in December 1980. Mr. Wang successively served as the Deputy Chief Pilot and Director of the Flight Safety Technology Department of Shantou Airlines Company Limited of CSAH, Deputy Chief Pilot and Manager of the Flight Safety Technology Division of Shantou Airlines Company Limited of CSAH. He also acted as the Deputy General Manager of Shantou Airlines Company Limited of CSAH from June 2002, and the General Manager of the Flight Management Division of the Company from October 2004, and the General Manager and Deputy Party Secretary of Guangzhou Flight Division of the Company from February 2009. Mr. Wang has been Chief Pilot and a member of the Standing Committee of the CPC of the Company from July 2012, and Executive Vice President, Chief Pilot and a member of the Standing Committee of the CPC of the Company from August 2012. He has been Executive Vice President and a member of the Standing Committee of the CPC of the Company from December 2016. He has been Executive Vice President of the Company from July 2018, and was appointed as legal representative, vice chairman, President and Deputy Secretary of CPC of Xiamen Airlines Company Limited in February 2019.

Li Tong Bin, male, born in December 1961 (aged 59), graduated with a bachelor’s degree from Northeastern University majoring in Industrial Electric Automation, and Business Administration (MBA) from School of Economics and Management of Hainan University. He obtained an Executive Master of Business Administration (EMBA) Degree from Tsinghua University, and is a senior engineer. Mr. Li began his career in August 1983, and joined the Chinese Communist Party in May 1983. He successively served as the Director of Aircraft Engineering Department and the Director of aircraft maintenance base of China Northern Airlines Company, the General Manager of Jilin branch of China Northern Airlines Company. He also acted as the Deputy General Manager and Deputy Party Secretary of Zhuhai Airlines Company Limited from September 2004, the General Manager and Deputy Party Secretary of Zhuhai Airlines Company Limited from January 2005, and the party secretary and Deputy General Manager of Northern Branch of the Company from April 2012. Mr. Li was the Chief Engineer, General Manager of Aircraft Engineering Department and Deputy Party Secretary of the Company from April 2014. He has been the Chief Engineer, a member of the Standing Committee of the CPC, General Manager of Aircraft Engineering Department and Deputy Party Secretary of the Company from August 2015. Mr. Li has been the Executive Vice President, Chief Engineer, a member of the Standing Committee of the CPC, as well as General Manager of Aircraft Engineering Department and Deputy Party Secretary of the Company since September 2015. From December 2016, he has been Executive Vice President, Chief Engineer and a member of the Standing Committee of the CPC. In July 2018, he was appointed as the Executive Vice President and Chief Engineer of the Company. For now, Mr. Li also serves as Chairman of Guangzhou Aircraft Maintenance Engineering Co., Ltd. and MTU Maintenance Zhuhai Co., Ltd.

Su Liang, male, born in April 1962 (aged 58), graduated from the University of Cranfield, United Kingdom with a master’s degree majoring in Air Transport Management, and is an engineer. Mr. Su began his career in December 1981, and joined the Chinese Communist Party in May 1996. He successively served as Deputy General Manager of the Flight Operations Division, Deputy General Manager and Manager of Planning and Management Division of CSAH Shenzhen Company. Mr. Su was the Secretary to the Board of the Company from July 2000, the Secretary to the Board and Director General of Company Secretary Office of the Company from December 2003, the Secretary to the Board, Deputy Director General and Party Member of Commercial Steering Committee of the Company from November 2005, the Secretary to the Board and Director General of Company Secretary Office and Deputy Director General and Party Member of Commercial Steering Committee of the Company from February 2006. Mr. Su has been the Chief Economist of the Company since December 2007. For now, he also serves as Director of the Board of Sichuan Airlines Company Limited, Chairman of Southern Airlines Culture and Media Co., Ltd. and China Southern West Australian Flying College Pty Ltd.

Chen Wei Hua, male, born in October 1966 (aged 54), graduated from the School of Law of Peking University with a bachelor’s degree, majoring in Law and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and is an economist, a qualified lawyer in the PRC and a qualified corporate legal counselor. Mr. Chen began his career in July 1988, and joined the Chinese Communist Party in February 2001. He successively served as Deputy Director of Legal Department of China Southern Airlines (Group) Corporation, Deputy Director of the Office (Director of the Legal Division) of the Company and China Southern Airlines (Group) Corporation. Mr. Chen was the Chief Legal Adviser of the Company and Director of the Legal Division of the Company from June 2004. Mr. Chen has been the Chief Legal Adviser and General Manager of the Legal Division of the Company since October 2008. He has served as Chief Legal Adviser of the Company since April 2017. For now, he also acts as Director of the Board of Xiamen Airlines Company Limited.

Li Shao Bin, male, born in April 1964 (aged 56), graduated with a college degree from Chinese Language and Literature of Xiangtan Teachers’ College, and obtained a university degree from the Party School of the Central Committee of CPC majoring in economics and management. He is an expert of political science. He began his career in July 1984, and joined the Communist Party of China in February 1988. He was an officer of Public Relationship Section of Political Department of the Hunan Bureau of Civil Aviation Administration, the Senior Staff Member of Publicity Division of Political Department of the Guangzhou Bureau of Civil Aviation Administration and the Principal Staff Member of Publicity Department of the Company. He served as the Deputy Director of Publicity Department of the China Southern Airlines (Group) Company in September 1994. He had been the Director of Political Division of Flight Department of the Company from December 1999. Mr. Li was the Deputy Party Secretary of Flight Department and Director of Political Division of the Company from May 2002. Subsequently, he was appointed as the Party Secretary of Guangzhou Flight Operations Division of the Company from May 2004. Mr. Li served as the Party Secretary and Vice President of Guangzhou Flight Operations Division of the Company from March 2006. Mr. Li has been the Chairman of the Labour Union of the Company since August 2012 and the Executive Director of the Company since January 2013. Mr. Li served as the President and Deputy Party Secretary of the Training Centre of the Company since April 2017. Mr. Li also has been the Chief Training Officer of the Company since June 2019.

Xie Bing, male, born in September 1973 (aged 47), graduated from Nanjing University of Aeronautics and Astronautics, majoring in Civil Aviation Management. He subsequently received a master’s degree of business administration from the Management School of Jinan University, a master’s degree of business administration (international banking and finance) from the University of Birmingham, Britain and an MBA, an Executive Master of Business Administration (EMBA) degree from Tsinghua University, respectively. Mr. Xie is a Senior Economist, fellow member and FCS of The Hong Kong Institute of Chartered Secretaries, and has the qualification for the Secretary to the Board of companies listed on the Shanghai Stock Exchange and also has the qualification for Company Secretary of companies listed on the Stock Exchange. Mr. Xie began his career in July 1995, and joined the Chinese Communist Party in January 1994. He successively served as the Assistant of the Secretary to the Board of the Company, and the Executive Secretary of the General Office of CSAH. Mr. Xie has been the Secretary to the Board and Deputy Director of the Company Secretary Office from November 2007. From December 2009, Mr. Xie has been the Secretary to the Board and Director of the Company Secretary Office of the Company. From April 2017, he has been the Secretary to the Board of the Company, Director of the Company Secretary Office of the Company. For now, he also acts as Chairman and Party Secretary of China Southern Airlines Group Capital Holding Limited (中國南航集團資本控股有限公司) and Chairman of CSA International Finance Leasing Co., Ltd., Deputy President of Central Enterprises Overseas Students Sodality (中央企業留學人員聯誼會) and a Council Member of The Hong Kong Institute of Chartered Secretaries.

Feng Hua Nan, male, born in November 1962 (aged 58), graduated with a college degree from China Civil Aviation Flying College, majoring in Aircraft Piloting, and obtained a master’s degree in Aeronautical Engineering from School of Automation Science and Electrical Engineering of Beijing University of Aeronautics and Astronautics and an Executive Master of Business Administration (EMBA) from Tsinghua University. He is a commanding pilot. Mr. Feng began his career in January 1983, and joined the Chinese Communist Party in October 1986. He successively served as the Director of Zhuhai Flight Training Centre of China Southern Airlines (Group) Company and the Deputy General Manager of Flight Operation Division of the Company. He was the General Manager of Flight Safety Technology Department from December 1999, and the General Manager of Flight Technology Management Department of the Company from November 2002. Mr. Feng also served as the Party Secretary and Deputy General Manager of Guizhou Airlines Company Limited from September 2004, and then served as the General Manager and Deputy Party Secretary of Guizhou Airlines Company Limited from February 2006. He has been the COO Flight Safety of the Company since August 2014.

Luo Ming Hao, male, born in September 1962 (aged 58), graduated from the Civil Aviation Flight College of China majoring in Aircraft Piloting. He graduated with a master’s degree from the Party School of Hunan Provincial Committee (湖南省委黨校) majoring in economics. He obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He is Second Class Pilot (二級飛行員). He began his career in July 1982, and joined the Communist Party of China in December 1984. He served as the deputy general manager of the flight division of Hunan Branch of CSAH and deputy general manager of Bei Hai Sales Department of Hunan Branch of CSAH, general manager of Bei Hai Sales Department in Hunan Branch of the Company. He served as the deputy general manager of Hunan Branch of the Company in May 2002, General Manager and Deputy Party Secretary of the Cabin Department of the Company in December 2006. He acted as General Manager and Deputy Party Secretary of Dalian Branch of the Company in December 2010, General Manager and Deputy Party Secretary of Guangzhou Flight Department of the Company in July 2012 and Chief Pilot of the Company in March 2018.

Zhu Hai Long, male, born in December 1963 (aged 57), graduated from Civil Aviation Flight College of China (中國民用航空飛行專科學校) majoring in Aircraft Piloting and possesses post-secondary qualifications. He graduated from the Flight College of Civil Aviation Flight University of China, majoring in aviation transportation with an on-job bachelor’s degree. Mr. Zhu holds the title of First Class Pilot. He began his career in January 1983, and joined the Chinese Communist Party in August 1984. He was a pilot of the 15th Fleet of CAAC (民航第十五飛行大隊), a pilot in the Flight Department of CSA Hainan (南航海南公司), vice-captain of the Second Squadron, leader of the B737 Squadron, the deputy general manager and general manager of the Flight Department. He served as general manager’s assistant and general manager of Haikou Flight Department in Hainan Branch of the Company. He served as deputy general manager and a member of the Party Committee of Shantou Airlines Company Limited in June 2007; deputy general manager, manager of the Flight Department and a member of the Party Committee in Hubei Branch of the Company in March 2013; deputy general manager and a member of the Party Committee in Shenzhen Branch of the Company in September 2015; deputy general manager and Deputy Party Secretary of Guangzhou Flight Division of the Company in February 2018; the head of Chief Flight Corps Team and Deputy Party Secretary of the Company in May 2018. In December 2020, he was appointed as the Chief Operation Officer of the Company.

Save as disclosed above, none of the above Directors, Supervisors or senior management of the Company has any relationship with any Directors, Supervisors, senior management or substantial shareholders of the Company.

II.	Staff of the Company and Major Subsidiaries

As of 31 December 2020, the Group had an aggregate of 100,431 employees (31 December 2019: 103,876).

Number of current staff in the Company (by person)	Number of current staff in major subsidiaries (by person)	Total number of current staff (by person)
65,349	35,082	100,431

1.	Professions Composition

Categories by profession	Number of professionals (by person)
Pilots	10,827
Cabin attendants (including part-time security personnel)	22,674
Air marshals	3,528
Engineering unit	16,295
Navigation unit	2,479
Passenger transportation unit	8,625
Cargo transportation unit	5,468
Ground services unit	11,802
Information unit	1,860
Financial unit	1,912
Others	14,961

Total	100,431

2.	Educational Level

Categories by education levels	Number (by person)
Postgraduates	4,399
Undergraduates	51,494
Junior college	29,780
Technical School and below	14,758

Total	100,431

3.	Emolument Policy of Employees

During the reporting period, in order to cope with the impact of the COVID-19 pandemic and achieve high-quality development, the Company optimized the mechanism for linking total remuneration with market-based accounting, continued to push the total remuneration downwards, and further increased remuneration for key positions, as a way to encourage employees to strive for excellence. The Company introduced a series of subsidy policies for air crews such as subsidies for charter and isolation, which fully reflected our care for the air crew. The Company established a sound market-oriented mechanism for employing and selecting employees, and incentive and constraint mechanism, and introduced a tenure system and contract management system. It signed performance contracts and appointment agreements with the “Double Top 100 Enterprises” and “Innovative Technology Reform Demonstration Enterprises” team to make performance in direct proportion to salary. The Company actively explored medium and long-term incentive plans by piloting employee stock ownership in our “Double Top 100 Enterprises” to stimulate the vitality of the enterprises.

During the reporting period, details of the remuneration of the staff of the Company are set out in note 13 to the financial statements prepared under IFRSs.

4.	Training Plan

In 2021, the Company will adhere to the concept of “Training Supports Strategy, Training Creates Value (培訓支撐戰略、培訓創造價值)” in accordance with the overall idea of high-quality development. The Company will take the opportunity of successfully applying for a pilot enterprise integrating production and education, promote the implementation of the overall education training plan and further promote the quality of training through strengthening top-level design, paying close attention to the construction of the “three basics”, concerning key groups, launching key projects, optimizing management system and other aspects, so as to effectively improve the ability of our staff and provide sufficient talent for the Company’s safe and efficient operation.

Due to the impact of the COVID-19 pandemic, the Company will continue the combination of onsite training and online training in 2021, and keep expanding training coverage. The major staff training items include training for management trainee, training for new employees of various systems, annual pilot retraining, basic license training and professional and technical training for maintenance personnel, retraining for dispatchers, training for familiarization with international operations, regular retraining for flight attendants, training for aircraft transfer, regular training for safety officers, emergency response retraining, and international personnel training for passenger and freight transportation marketing. Meantime, the Company will make continued efforts to strengthen the construction of training courses, teaching staff and operation system, implement the training “from post to person”, enhance the construction of training evaluation system, and explore training for market-based accounting mechanisms so as to achieve high-quality development in training.

5.	Information on Labor Outsourcing

Total hours of outsourced labor	Total pay for outsourced labor (RMB)
49.30 million hours	2,438.92 million

Corporate Governance Report

The Company, according to the requirements of relevant laws and regulations, such as Company Law, Securities Law, and Articles of Association of the Company, has set up its corporate governance systems consisted of general meeting, the Board, Supervisory Committee and operational management. This forms the Company’s operation mechanism based on which the Company’s organ of authority, decision-making body, supervisory body and executive body cooperate, coordinate and interact mutually. There was no material difference between the Company’s actual governance conditions and the requirements of normative documents, such as Code of Corporate Governance for Listed Companies in China released by the CSRC. The Company, according to domestic and international regulatory requirements, constantly modified and improved the Articles of Association and related rules to standardize its operation.

It is the firm belief of the Company that a good and solid corporate governance framework is essential to the sustained development of the Company and the enhancement of shareholders’ value. The Company has always been striving to strictly comply with the regulatory requirements of the CSRC, the SSE, the Stock Exchange, the New York Stock Exchange and the United States Securities and Exchange Commission, and is committed to attaining and maintaining high standards of corporate governance and adopts principles of corporate governance emphasizing a quality board, accountability to all stakeholders, open communication and fair disclosure.

Corporate Governance Code

The Board has reviewed the corporate governance practices of the Company, and considers that the Company has applied the principles of the corporate governance practices and adopted sound governance and disclosure practices accordingly. Except for the deviations disclosed in this report, the Group has complied with the code provisions of the Corporate Governance Code as set out in Appendix 14 to the Listing Rules for the year ended 31 December 2020.

The corporate governance practices adopted by the Company are summarized below.

System Construction

The Company strictly follows the regulatory requirements of the place where it is listed to constantly improve the Articles of Association and related governing rules. During the reporting period, the Company revised the Articles of Association based on the results of the non-public issuance of shares, proposed plans to optimizing the Articles of Association and rules of procedure upon discussions to continue as a way to improve relevant rules.

Controlling Shareholder

The controlling shareholder of the Company is CSAH, one of the central enterprises supervised by the SASAC, and there is no competition between CSAH and the Company. The controlling shareholder of the Company has regulated itself and has not directly or indirectly interfered with the decision making and business activities of the Company beyond the general meeting.

According to the relevant regulations of the State Council and the SASAC, Mr. Ma Xu Lun, senior management of the Company, served as the president of CSAH (until November 2020), and Mr. Zhang Zheng Rong, Mr. Luo Lai Jun, and Ms. Wu Ying Xiang, serve as executive vice presidents of CSAH. The Regulatory Department of Listed Companies of the CSRC has agreed to exempt the restrictions on concurrent positions for aforementioned senior management. The independent non-executive Directors of the Company unanimously believed that the Company and CSAH were able to strictly require and regulate the performance of duties of the senior management of the Company, namely Mr. Ma Xu Lun, Mr. Zhang Zheng Rong, Mr. Luo Lai Jun and Ms. Wu Ying Xiang in accordance with relevant regulatory regulations in 2020, and ensure that they executed due care and diligence, gave priority to fulfilling their duties as the Company’s senior management, and earnestly safeguarded the legitimate rights and interests of the Company and minority shareholders. These senior management of the Company, namely Mr. Ma Xu Lun, Mr. Zhang Zheng Rong, Mr. Luo Lai Jun and Ms. Wu Ying Xiang, strictly followed the Company Law, the Securities Law and relevant laws and regulations of the place of listing, diligently discharged their responsibilities, and earnestly fulfilled their commitments. They didn’t harm the legitimate interests of the Company and minority shareholders due to holding concurrent positions.

The General Meeting

The general meeting of the Company is the top organ of authority and exercises all of its powers and functions legally. The Company strictly followed the requirements of laws, regulations, Articles of Association, and Rules of Procedures for General Meeting, and etc. to conduct all work of the general meeting and fully secure shareholders to legally exercise their rights of shareholders. During the reporting period, the Company held 1 general meeting, 2 class meetings and engaged lawyers to witness the procedures for calling and holding a general meeting. Such procedures were legal and effective and ensured all shareholders, especially minority shareholders, to participate in decision to fairly exercise their rights by online voting at the general meeting, without causing damage to the benefits of the minority shareholders.

The Board

The Board is the decision-making body of the Company and accountable to the general meeting. Within the scope of its functions and powers stipulated in the Articles of Association, it shall formulate the Company’s development strategies in accordance with the procedures stipulated in the Rules of Procedure of the Board. In addition, it shall supervise the implementation of the operation and management and the financial performance, and provide recommendations on appointment of directors and executives. It shall also make decisions on major contracts and transactions, as well as other major policies and financial matters. The Board reasonably authorized executive directors and senior managers according to law. This helped improve the decision-making level and procedure efficiency, and promote the development of the Company’s production and operation.

At present, the Company has 6 Directors, including 2 executive Directors and 4 independent non-executive Directors. The number of independent non-executive Directors accounts for more than half of the Board. In 2020, the Board of the Company operated in accordance with the law and held 27 Board meetings, including 4 on-site meetings and 23 extraordinary meetings. The decision-making procedures and content of the proposals of the Board meetings complied with the requirements of the Listing Rules, the Articles of Association and relevant laws and regulations. Resolutions approved at such meetings were legal and effective.

The major issues which were brought before the Board for their decisions included:

1.	Direction of the operational strategies of the Group;

2.	Setting the policies relating to key business and financial objectives of the Company;

3.	Monitoring the performance of the management;

4.	Approval of material acquisitions, investments, sales, disposal of assets or any significant capital expenditure of the Group;

5.	Ensuring a prudent and effective internal control system; and

6.	Review of the financial performance and results of the Company.

As of 31 December 2020, the members of the 8th session of the Board comprise two executive Directors and four independent non-executive Directors. All of the Directors have a term of three years. The brief biographical details of the Directors are set out on pages 95 to 97 of this Annual Report.

The Board held 27 meetings in 2020, all of which were convened in accordance with the Articles of Association. The Company held 3 general meetings in 2020, the Directors actively participated general meetings in person and have been doing their best to develop a balanced understanding of the views of shareholders of the Company.

The attendance of each Director is as follows:

Name of Directors	Attendance of Board Meetings							Attendance of General Meetings
	Whether independent non-executive Director or not	Number of meetings that required attendance in 2020	Number of meetings attended in person	Number of meetings participated by way of conference communication	Number of meetings attended by proxy	Number of meetings absent	Absence in two consecutive meetings	Attendance	Number of general meetings (including class meetings) attendance	Attendance
Ma Xu Lun	No	27	4	23	0	0	No	100%	3	100%
Wang Chang Shun (resigned on 21 December 2020)	No	26	3	23	0	0	No	100%	3	100%
Han Wen Sheng	No	27	4	23	0	0	No	100%	3	100%
Zheng Fan	Yes	27	4	23	0	0	No	100%	3	100%
Gu Hui Zhong	Yes	27	4	23	0	0	No	100%	3	100%
Tan Jin Song	Yes	27	4	23	0	0	No	100%	3	100%
Jiao Shu Ge	Yes	27	4	23	0	0	No	100%	3	100%

Meetings of the Board held during the year	27
Of which: Number of meetings attended in person	4
Number of meetings held by way of conference communication	23
Number of meetings held by combination of attendance in person and by way of conference communication	0

The experience and views of our independent non-executive Directors are held in high regard and serve as an effective guidance for the operation of the Group. The independent non-executive Directors provide the Group with a wide range of expertise and experience and bring in independent judgment on issues relating to the Group’s strategy, performance and management process, taking into account the interests of all shareholders. The independent non-executive Directors represent more than one-third of the Board. One independent non-executive Director, Tan Jin Song, has the appropriate professional qualifications of accounting or related financial management expertise under Rule 3.10 of the Listing Rules. Pursuant to the guidelines on independence as set out in Rule 3.13 of the Listing Rules, the Company has received an annual independence confirmation from each independent non-executive Director and considers that all the independent non-executive Directors are independent of the Company. In addition, their extensive experiences in business and finance are very important to the Company’s successful development. In 2020, the independent non-executive Directors expressed their views and opinions about certain matters relevant to the shareholders and the Company as a whole at the Board meetings.

The Board has adopted a board diversity policy setting out the approach to diversity of members of the Board. The summary of the board diversity policy are as follows: The Company recognises and embraces the benefits of diversity of Board members. It endeavours to ensure that the Board has a balance of skills, experience and diversity of perspectives appropriate to the requirements of the Company’s business. All Board appointments will continue to be made on a merit basis with due regard for the benefits of diversity of the Board members. Selection of candidates will be based on a range of diversity perspectives, including but not limited to gender, age, cultural and educational background, experience (professional or otherwise), skills and knowledge. The ultimate decision will be made upon the merits and contribution that the selected candidates will bring to the Board.

Directors

The members of the Board come from different industrial backgrounds, with rich experiences and professional knowledge as to financial accounting, investment strategies, corporate cultures, corporate governance, and etc. Each Director serves a three-year term of office and may be re-elected to a consecutive second term, but by principle only up to 2 consecutive terms in the case of independent non-executive Director. There is no major related relations among all Directors, including in terms of finance, business, relatives or others. All Directors may obtain from the Secretary to the Board the related information on the regulations a listed company’s Directors must observe and their regulatory and other consistent responsibilities and the latest developments in such aspects, so as to ensure Directors understand their duties and secure the procedures of the Board are executed and applicable laws and regulations are properly observed. The Company’s independent non-executive Directors work diligently, are devoted, actively attend meetings of the Board and its committees, express independent opinions about related party transactions, external guarantees, cash dividends, issuance of convertible bonds, non-public issuance of shares, appointment and removal of Directors and senior management and many other affairs, and give constructive advice and suggestions on the Company’s production, operation, and debt restructuring. On 21 December 2020, the Board appointed Mr. Ma Xu Lun as Chairman of the Company. Mr. Wang Chang Shun has resigned as Chairman of the Company, executive Director, chairman of the Strategy and Investment Committee of the Board and member of the Nomination Committee due to his retirement.

Continuous Professional Development of Directors

All Directors of the Company receive comprehensive, formal and tailored induction on appointment, so as to ensure understanding of the business and operations of the Group and Directors’ responsibilities and obligations under the Listing Rules and relevant regulatory requirements.

Directors of the Company are continually updated on developments in the statutory and regulatory regime, and the business and market changes to facilitate the discharge of their responsibilities and obligations under the Listing Rules and relevant statutory requirements. In addition, continuing briefings and professional development for Directors will be arranged as necessary.

During the year of 2020, the Company has provided updates and coordinated training on the Listing Rules and relevant regulatory requirements to all Directors. All Directors have provided to the Company records indicating that they have received required training.

All Directors of the Company as at 31 December 2020 actively participated in continuous professional training, by attending external seminars, attending in–house training or reading materials, with the topics covering regulations, corporate governance, finance and business, to develop their knowledge and skills.

Chairman and President

The Chairman is the leader of the Board and oversees the Board to ensure that it acts in the best interests of the Group. The Chairman is responsible for deciding the agenda for each Board meeting, taking into account, where appropriate, matters proposed by other Directors for inclusion in the agenda. In addition, the Chairman is responsible for guiding and setting the overall development goals and direction of the business of the Company. The President, assisted by the Executive Vice President, is responsible for the day-to-day management of the business of the Group, attends to the formulation and successful implementation of policies, and assumes full accountability to the Board for all operations of the Group. Working with the Executive Vice President and the executive management team of each core business division, the President ensures the effective operations and sustained development of the Group. The President maintains a continuing dialogue with the Chairman and all Directors to keep them fully informed of all major business development issues. He is also responsible for building and maintaining an effective executive team to support him in his role.

Mr. Wang Chang Shun has resigned as the Chairman of the Company, the executive Director, the chairman of the Strategic and Investment Committee of the Board and the member of the Nomination Committee of the Board with effect from 21 December 2020 due to his retirement. At the same day, the Board also announced that it has approved the appointment of Mr. Ma Xu Lun as the Chairman of 8th session of the Board. The Board notes that the roles of the Chairman and the President should be separate and should not be performed by the same individual under the code provisions as set out in provision A.2.1 of the Corporate Governance Code. Mr. Ma Xu Lun currently serves as the Chairman and the President, which deviates from the above provision. Nevertheless, having considered that (i) the co-performance of the duties of the Chairman and the President is a temporary arrangement pending election and appointment of a candidate to fill vacancy of the President position; and (ii) the Board meets regularly and whenever needed to consider matters relating to business operations of the Group, the Board is of the view that this temporary arrangement will not impair the balance of power and authority of the Board and the management of the Company. The effectiveness of corporate planning and implementation of corporate strategies and decisions will not be affected.

Supervisory Committee

The Company’s Supervisory Committee consists of the shareholder representative supervisors who are elected and removed by the general meeting, and employee representative supervisors who are elected by the Company’s employee representatives. Currently, the Supervisory Committee consists of 3 supervisors, of which, 2 are shareholder representative supervisors, and 1 is employee representative supervisor. The Supervisory Committee has 1 chairman. None of the Company’s Directors, President, Executive Vice President or the responsible financial persons serve concurrently as supervisors. The Supervisory Committee of the Company strictly follows the requirements of laws and regulations, Articles of Association, and Rules of Procedures of the Supervisory Committee to standardize its operation. The supervisors of the Company work diligently, honestly, actively attend meetings of the Supervisory Committee, sit in on the general meetings and the Board meetings, legally supervise the decision-making procedures of the Company’s related party transactions, cash dividends, external guarantees, issuance of convertible bonds, and many other major affairs, as well as the performance of duties of the Company’s Directors and management. In addition, they also receive the report on the preparation and audit work of the financial reports, and actively understand the construction and execution of the Company’s internal control systems. During the reporting period, the Supervisory Committee convened a total of 3 on-site meetings and 8 extraordinary meetings. Meanwhile, it audited, as per the requirements of the Company Law, Articles of Association, Rules of Procedures of the Supervisory Committee, the Company’s major affairs, such as, the Company’s compliance, periodical reports, financial work, cash dividends, related party transactions, internal control, and gave audit opinions.

Board Committees

The Board of the Company has put in place a Strategic and Investment Committee, an Audit and Risk Management Committee, a Remuneration and Assessment Committee, a Nomination Committee and a Aviation Safety Committee. The number of independent non-executive Directors accounted for more than a half in each committee, of which three members of Audit and Risk Management Committee are all independent non-executive Directors and chairman is a senior accountant. The chairman of Remuneration and Assessment Committee and Nomination Committee shall be an independent non-executive Director. Each committee under the Board of the Company has set up the working rules and strictly carried out the work according to the working rules. Each committee will conduct in-depth studies on professional issues, and make recommendations for the Board. Further details of the roles and functions and the composition of each of the committees are set out below:

Strategic and Investment Committee

On 31 December 2020, the Strategic and Investment Committee comprises two members, Mr. Gu Hui Zhong (independent non-executive Director) and Mr. Jiao Shu Ge (independent non-executive Director).

The Strategic and Investment Committee held 1 meeting in 2020, which was held according to its rules and procedures, and considered a report on the “14th Five-Year” Plan of the Company. The attendance of each member is as follows.

Members of Strategic and Investment Committee	(No. of meetings) Attended/Eligible to attend
Wang Chang Shun (Chairman) (Resigned on 21 December 2020)	1/1
Gu Hui Zhong	1/1
Jiao Shu Ge	1/1

Audit and Risk Management Committee

The Audit and Risk Management Committee comprises three independent non-executive Directors. As at 31 December 2020, the Audit and Risk Management Committee was chaired by Mr. Tan Jin Song (independent no-executive Director) with Mr. Gu Hui Zhong (independent non-executive Director) and Mr. Jiao Shu Ge (independent non-executive Director) as the members of the Audit and Risk Management Committee. Mr. Tan Jin Song possesses the appropriate professional qualifications or accounting or financial management expertise to understand financial statements. The Audit and Risk Management Committee has been provided with sufficient resources to discharge its duties and has access to independent professional advice if necessary.

The terms of reference of the Audit and Risk Management Committee of the Company are in compliance with the provision of C.3.3 of the Corporate Governance Code, and applicable policies, rules and regulations that the Company is subject to. The details of the roles and functions of the Audit and Risk Management Committee are set out in the Terms of Reference of Audit and Risk Management Committee of the Company which has been published on the websites of the Stock Exchange and the Company at “www.hkexnews.hk” and “www.csair.com”. In 2020, the Audit and Risk Management Committee carried out the work, among other things, considering the appointment of auditors, reviewing the Company’s periodical reports, related party transactions, hedging and debt financing plan, reviewing the effectiveness of risk management and internal control system of the Company and reviewing the internal audit plan, etc.

The Audit and Risk Management Committee held 9 meetings in 2020. The Audit and Risk Management Committee has performed all its obligations under its terms of reference. The attendance of each member of the Audit and Risk Management Committee is as follows:

Members of the Audit and Risk Management Committee	(No. of meetings) Attended/Eligible to attend
Tan Jin Song (Chairman)	9/9
Gu Hui Zhong	9/9
Jiao Shu Ge	9/9

The Audit and Risk Management Committee reviewed the performance, independence and objectivity of the Company’s auditors and was satisfied with the results.

The Audit and Risk Management Committee concludes that the independence of the auditors of the Company has not been compromised by non-audit services provided for the Group.

At 2019 annual general meeting of the Company, the Company has considered and approved the appointment of KPMG Huazhen LLP to provide professional services to the Company for its domestic financial reporting and internal control reporting, U.S. financial reporting and internal control for the year 2020 and appointment of KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2020.

The following table sets forth the type of, and fees (VAT tax inclusive) for, the principal audit services and non-audit services provided by the Company’s external auditor to the Group in 2019 and 2020:

	2020 RMB Million	2019 RMB Million
Audit fees	17	18
Non-audit fees	3	2

Total	20	20

Note 1:	The total audit fees included the audit fees of RMB2 million (VAT tax inclusive) regarding the statutory services for certain subsidiaries of the Group for the year ended 31 December 2020.

Note 2:	Non-audit fees are mainly derived from tax advisory services to the Group.

Remuneration and Assessment Committee

As at 31 December 2020, the Remuneration and Assessment Committee comprises three members and chaired by Mr. Gu Hui Zhong (independent non-executive Director) together with Mr. Han Wen Sheng (executive Director) and Mr. Zheng Fan (independent non-executive Director) as members.

The main responsibilities of the Remuneration and Assessment Committee are to make recommendations to the Board on the remuneration policy, structure and packages for Directors and senior management of the Company, and to establish regular and transparent procedures on remuneration policy development and improvement. In particular, the Remuneration and Assessment Committee has the duty to ensure that the Directors or any of their associates shall not be involved in the determination of their own remuneration packages. The details of the roles and functions of the Remuneration and Assessment Committee are set out in the Terms of Reference of Remuneration and Assessment Committee of the Company which has been published on the websites of the Stock Exchange and the Company at “www.hkexnews.hk” and “www.csair.com”.

The Remuneration and Assessment Committee held 3 meetings in 2020, which were held according to its rules and procedures. The meetings reviewed the resolutions including the remuneration realization of senior management, performance contract for senior management, and the remuneration for independent non-exective Directors of the ninth session of the Board. The attendance of each member is as follows.

Members of Remuneration and Assessment Committee	(No. of meetings) Attended/Eligible to attend
Gu Hui Zhong (Chairman)	3/3
Han Wen Sheng	3/3
Zheng Fan	3/3

The Remuneration and Assessment Committee consulted, when appropriate, the Chairman and/or the President about its proposals relating to the remuneration of other executive Directors. The Remuneration and Assessment Committee is provided with sufficient resources to discharge its duties and professional advice is available if necessary. The Remuneration and Assessment Committee is also responsible for assessing performance of executive Directors and approving the terms of executive Directors’ service contracts. The Remuneration and Assessment Committee has performed all its responsibilities under its terms of reference in 2020.

Nomination Committee

As at 31 December 2020, the Nomination Committee consists of two members, including Mr. Zheng Fan (independent non-executive Director) as chairman and Mr. Jiao Shu Ge (independent non-executive Director) as member.

The responsibilities of the Nomination Committee are to make recommendations to the Board in respect of the size and composition of the Board based on the operational activities, assets and shareholding structure of the Company; study the selection criteria and procedures of Directors and senior management and give advice to the Board by consideration of the board diversity policy; identify qualified candidates for Directors and senior management; investigate and propose candidates for Directors and senior management and other senior management members to the Board.

In accordance with relevant laws and regulations as well as the provisions of the Articles of Association, the Nomination Committee shall study on the selection criteria, procedures and terms of office for Directors and managers with reference to the Company’s actual situation and the board diversity policy. Any resolution made in this regard shall be filed and proposed to the Board for approval and shall be implemented accordingly. The selection procedures of Directors and senior management are (1) the Nomination Committee shall actively communicate with the relevant departments of the Company to research on the demand of the Company for new Directors and senior management and report the same in writing; (2) the Nomination Committee may extensively look for the candidates of Directors and senior management within the Company and its controlled (associated) companies as well as in the market; (3) to obtain information regarding the occupation, academic qualification, job title, detailed working experience and all the part-time positions of the initially proposed candidates and to report the same in writing; (4) to seek the nominees’ acceptance on nomination, otherwise he or she shall not be put on the list of candidates of Directors and senior management; (5) to convene meetings of the Nomination Committee and to inspect the qualification of initially proposed candidates according to the job qualifications of Directors and senior management; (6) to make recommendations and submit relevant materials about the candidates of Directors and senior management to the Board one to two months prior to the election of new Directors and the appointment of new senior management; and (7) to conduct other follow-up work according to the decision and feedback of the Board. The criteria to be considered as reference by the Nomination Committee in assessing a proposed candidate include the required knowledge, skills and quality to perform the duties. Details of the criteria are set out in the Procedural Rules of the Board of Directors which has been published by the Company on the website of the Stock Exchange at “www.hkexnews.hk” on 8 November 2017. The Nomination Committee is provided with sufficient resources to discharge its duties and independently engage intermediate agencies to provide professional advice on its proposals if necessary. The details of the roles and functions of the Nomination Committee are set out in the Terms of Reference of Nomination Committee of the Company which has been published on the websites of the Stock Exchange and the Company at “www.hkexnews.hk” and “www.csair.com”.

The Nomination Committee held 3 meetings in 2020, to nominate and appoint the members of the 9th session of the Board, Ms. Wu Ying Xiang as Executive Vice President of the Company and Mr. Zhu Hai Long as Chief Operating Officer of the Company, etc. The Nomination Committee has performed all its obligations under their terms of reference in 2020. The attendance of each member of the Nomination Committee is as follows.

Members of the Nomination Committee	(No. of meetings) Attended/Eligible to attend
Zheng Fan (Chairman)	3/3
Wang Chang Shun (Resigned on 21 December 2020)	2/2
Jiao Shu Ge	3/3

Aviation Safety Committee

The Aviation Safety Committee comprises three members and is chaired by Mr. Ma Xu Lun (executive Director). The other two members are Mr. Zheng Fan (independent non-executive Director) and Mr. Tan Jin Song (independent non-executive Director).

The Aviation Safety Committee held 2 meetings in 2020, which were held according to its rules and procedures, and considered a report on the safety production and operation of the Company and the work plan in 2020. The attendance of each member is as follows.

Members of Aviation Safety Committee	(No. of meetings) Attended/Eligible to attend
Ma Xu Lun (Chairman)	2/2
Zheng Fan	2/2
Tan Jin Song	2/2

Management

Responsibilities	of the Management

Under the leadership of the President, the management of the Company is responsible for the day-to-day operations of the Group. The responsibilities of the management mainly include: The management of the Company is responsible for the day-to-day operation and management of the Company in accordance with the resolutions of the general meetings and the Board. According to the authorization of the general meeting and the Board, the management works diligently and leads the staff to carry out specific operation work, so as to continuously improve the management and profitability of the Company. The management actively promotes the implementation of the strategies of the Company to ensure the safe operation and profitability of the Company throughout the year.

Corporate Governance Functions

The Board is responsible for performing the corporate governance duties set out in the code provision D.3.1 of the Corporate Governance Code.

During the year, the Board established board diversity policy. The Board reviewed the compliance of the Model Code and disclosure in this Corporate Governance Report during the Board meeting to approve the annual result and annual report.

Model Code for Securities Transactions by Directors and Supervisors of Listed Issuers

Having made specific enquiries with all the Directors and Supervisors, they confirmed that the Directors and Supervisors had complied with the Model Code for the year ended 31 December 2020. The code of conduct adopted by the Company regarding securities transactions by Directors and Supervisors is no less stringent than the Model Code.

Responsibility for the Financial Statements

The following statement, which sets out the responsibilities of the Directors in relation to the financial statements, should be read in conjunction with, but distinguished from, the report prepared by the auditor of the Group in this annual report, which acknowledges the reporting responsibilities of the Group’s auditor.

The Directors are responsible for the preparation of periodic accounts for each financial year which should give a true and fair view of the state of affairs, results and cash flows of the Group during that period.

The responsibilities of the Company’s external auditor, KPMG, are set out in the auditor’s report on pages 134 to 138 of this annual report. The Directors consider that in preparing the financial statements, the Group uses appropriate accounting policies that are consistently applied, and that all applicable accounting standards are followed.

The Directors are responsible for ensuring that the Group keeps accounting records which disclose with reasonable accuracy of the financial position of the Group and which enable the preparation of financial statements in accordance with PRC laws and regulations and disclosure requirements of the Hong Kong Companies Ordinance and the applicable accounting standards.

Communications with Shareholders and Investors and Investor Relations

During the reporting period, with more attention being paid to the needs of investors, the Company actively practiced the equity concept of respecting investors and bringing returns to investors in accordance with the new Securities Law and the regulatory requirements of the CSRC and the SSE. It worked hard to enhance investor relations and service standards, and earnestly safeguard the legitimate rights and interests of investors as a way to safeguard the bottom lines and keep a sense of responsibility as a listed company.

The Company leveraged the advantages of the Internet to overcome the difficulties caused by the pandemic. It was the first in the civil aviation industry to apply the cloud video to hold the 2019 annual results press conference, which helped the Company establish a good image in the capital market. The Company held and participated in more than 60 press conferences, strategy meetings, and telephone conferences throughout the year, communicated with nearly 700 investors and analysts on hot issues such as company strategies, operation and pandemic response. It elaborated on reform strategies and measures to cope with difficulties of the Company as a way to enhance investors’ understanding of the Company’s long-term development. Making good use of platforms such as investor relations hotline, mailbox and websites as well as “sns.sseinfo.com”, the Company constantly strengthened its communication with investors, especially small and medium-sized investors. The Company made efforts to improve the information collection on investor relations and market feedback delivery mechanism, strengthen the dynamic tracking of industry public opinion, research reports and Company’s stock prices, and analyze the hot spots of the capital market so as to effectively improve the quality of communication with investors. It continuously improved the corporate governance and intrinsic value by actively understanding suggestions and opinions of the capital market on the operation development of the industry and the Company.

In 2021, adhering to the concept of respecting investors and rewarding investors, the Company will deepen investor communication in a positive, innovative and professional way, enhance investors’ understanding and recognition of the Company, and safeguard the legitimate rights and interests of investors as a way to expect their continued attention and support.

Investors and the public may refer to the Company’s website (www.csair.com) to understand and obtain details relating to our corporate governance structure, organizational structure, stock information, production statistics, results announcement and other announcements. The detailed procedures are as follows:

1.	Open the Home page of the Company’s website and click “Investor Relations”

2.	Click the content you want to read

For enquiries about shareholders’ general meetings and Board meetings, investors may contact the Secretary to the Board by phone at (8620)8611-2480, by fax to (8620)8665-9040 or by e-mail to ir@csair.com. Investors may also raise questions directly at the annual general meetings or extraordinary general meetings. Enquiries about attending annual general meetings or extraordinary general meetings and the procedures for proposing resolutions at such meetings may also be made to the Secretary to the Board by the above means.

Information Disclosure

The Company has strictly complied with the relevant listing rules of all the listing places to perform its information disclosure obligation truthfully, accurately, completely, timely, fair and effectively.

During the reporting period, under the background of comprehensive, strict and legal supervision, the Company further optimized working mode, continuously improved the compilation process for key disclosure matters, and improved information delivery efficiency and quality. The Company has taken multiple measures to strengthen internal and external training and communication, and continuously improved the integrated ability of the Company’s “comprehensive information disclosure team (大信息披露團隊)”. The Company innovated the management method, established the long-term safety mechanism of listing compliance by taking a case as an example for the rest of the lot to follow, to effectively strengthen the Company’s compliance foundation.

In August 2020, the Company received a level-A information disclosure rating for the year 2019-2020 from the SSE. So far, the Company has obtained level-A information disclosure rating from the SSE for seven consecutive years.

Amendments to Articles of Association

On 29 June 2020, the Company convened the extraordinary meeting of the 8th session of the Board, which considered and passed unanimously the amendments to the relevant clauses of the Articles of Association according to the authorization from the 2019 second extraordinary general meeting of the Company and the results of the non-public issuance, thus reflecting such increase in registered capital of the Company. For details, please refer to the Company’s announcement dated 29 June 2020.

To meet the needs of business operation, the Company proposed to expand the scope of business of the Company to include aviation medical examination service. Accordingly, the Articles of Association of the Company had to be amended to reflect such change to the scope of business. On 21 December 2020, the Company convened the 15th meeting of the 8th session of the Board, which considered and approved, among other matters, the proposed amendments to the relevant clauses of the Articles of Association of the Company (the “Proposed Amendments”). The Proposed Amendments are subject to the approval of the Shareholders by way of a special resolution at the extraordinary general meeting, and the completion of relevant filings or registrations (as applicable) with the relevant government authorities in the PRC. For details, please refer to the Company’s announcement dated 21 December 2020.

Save as disclosed above, no amendments were made to the Articles of Association in 2020.

Company Secretary

The Company Secretary of the Company is Mr. Xie Bing. For biographical details of Mr. Xie Bing, please refer to the section headed “Profiles of Current Directors, Supervisors and Senior Management” in this report. Mr. Xie has confirmed that he attended no less than 15 hours of relevant professional training during the reporting period.

Dividend Policy

The Company’s dividend payment policy is as follows:

Principles of dividend payment by the Company: Provided that the long-term and sustainable development of the Company are ensured, the dividend payment policy of the Company should pay close attention to ensuring a reasonable return of investment to investors and establishing a firm intention of rewarding the shareholders, and such dividend payment policy should maintain its continuity and stability.

Ways of dividend payment by the Company: The Company may distribute dividends by way of cash, shares, a combination of cash and shares or in other reasonable manners in compliance with laws and administrative regulations.

Conditions and proportion of distribution of dividends by the Company: Conditional upon the Company being profitable for the year and after allocation to the statutory common reserve fund and discretionary common reserve fund as required, and there are no exceptional matters including material investment plans or material cash outflows (material investment plans or material cash outflows refer to proposed external investments, acquisition of assets or purchase of equipment in the coming 12 months that in aggregate constitute expenditure exceeding 30% of the net assets of the Company as shown in the latest audited consolidated statements) and there has not incurred any material losses (losses in the amount exceeding 10% of the net assets of the Company as shown in the latest audited consolidated statements), the Company shall distribute cash dividends out of profit in an amount not less than 10% of the distributable profit for the year (i.e. profit realized for the year after making up for losses and allocation to reserve fund). The accumulated payment of dividend by way of cash for the last three years may not be less than 30% of the Company’s average distributable profit for the last three years. The accumulated payment of dividend by way of cash for the coming three years may not be less than 30% of the Company’s average distributable profit for such three years.

Intervals for dividend payment by the Company: Provided that the conditions of profit distribution are met and the Company’s normal operation and sustainable development are ensured, the Company shall in principle distribute dividend on an annual basis, and interim dividend may also be distributed based on the profitability and capital requirement conditions of the Company.

Conditions of profit distribution by way of share dividends: Provided that the minimum proportion of distribution of cash dividends is met and reasonable scale of share capital and shareholding structure of the Company are ensured, and with particular attention paid on keeping the steps of capital expansion in pace with the growth in operation results, if there are special circumstances which prevent distribution by way of cash, the Company may consider distributing profit by way of share dividends as a return to investors after consideration of its profitability and cash flow position and performance of the procedures required by the Articles of Association. Where the Company made a payment of dividend satisfied by an allotment of new shares or completed conversion of capital common reserve fund into capital, the Company may elect not to distribute dividend by way of cash in the same year, and that year is not counted in the three years as stated above in this Articles of Association.

Shareholders’ Rights

As one of the measures to safeguard shareholders’ interests and rights, separate resolutions are proposed at shareholders’ meetings on each substantial issue, including the election of individual Directors, for shareholders’ consideration and voting. All resolutions put forward at shareholders’ meetings will be voted by poll pursuant to the Listing Rules and the poll results will be published on the website of the Stock Exchange at “www.hkexnews.hk” and the website of the Company at “www.csair.com” after the relevant shareholders’ meetings.

Extraordinary general meetings may be convened by the Board on written requisition of shareholder(s) individually or jointly holding 10% or more of the Company’s issued and outstanding shares carrying voting rights pursuant to Article 79(3) of the Articles of Association. Such requisition must be stated in the agenda to be addressed in general meeting and signed by the applicant and then reported to the Board and Company Secretary of the Company in written form. Shareholders should follow the requirements and procedures as set out in the Article of Association for convening an extraordinary general meeting.

For putting forward any enquiry to the Board, shareholders may send written enquiries to the Company. Shareholders may send their enquiries or requests in respect of their rights as mentioned above to the Board Office of the Company or via email as set out in the above section headed “Communications with Shareholders and Investors and Investor Relations”.

Training for Directors, Supervisors and Senior Management

During the reporting period, the Company organized certain Directors, Supervisors and senior management to participate in training and learning on listing rules and Corporate Governance Code conducted by the SASAC, the CSRC, the SSE, the Stock Exchange and The Hong Kong Institute of Chartered Secretaries. It also carried out training on compliance performance for Directors, Supervisors and senior management, and promoted them to continuously update their business knowledge and improve their performance skills.

Corporate Bond

I.	Basic Information of Corporate Bond

Unit: RMB million

Name	Abbreviation	Code	Issuance date	Maturity date	Outstanding balance of bonds	Interest rate (%)	Repayment of principal and interest	Trading floor
2019 corporate bonds publicly offered of China Southern Airlines Company Limited (the second tranche)	19 China Southern Airlines 02	155417	16 May 2019	17 May 2022	2,000	3.72	Pay interests once a year, pay back principal plus interests when due	SSE
2019 corporate bonds publicly offered of China Southern Airlines Company Limited (the first tranche)	19 China Southern Airlines 01	155185	21 February 2019	22 February 2022	3,000	3.45	Pay interests once a year, pay back principal plus interests when due	SSE
2018 corporate bonds publicly offered of China Southern Airlines Company Limited (the first tranche)	18 China Southern Airlines 01	155052	26 November 2018	27 November 2021	2,000	3.92	Pay interests once a year, pay back principal plus interests when due	SSE
2015 corporate bonds of China Southern Airlines Company Limited (the first tranche)	15 China Southern Airlines 01	136053	20 November 2015	20 November 2020	0	4.15	Pay interests once a year, pay back principal plus interests when due	SSE
2016 corporate bonds of China Southern Airlines Company Limited (the second tranche)	16 China Southern Airlines 02	136452	25 May 2016	25 May 2021	149.417	3.70	Pay interests once a year, pay back principal plus interests when due	SSE
2019 corporate bonds publicly offered of Xiamen Airlines Company Limited (the first tranche)	19 Xiamen Airlines 01	163004	20 November 2019	20 November 2022	1,500	3.58	Pay interests once a year, pay back principal plus interests when due	SSE
2020 corporate bonds publicly offered of Xiamen Airlines Company Limited (the first tranche)	20 Xiamen Airlines 01	163273	16 March 2020	16 March 2023	1,000	2.95	Pay interests once a year, pay back principal plus interests when due	SSE

Note:	As of the date of this report, 15 China Southern Airlines 01 has been delisted.

Interest	Payment and Encashment of Corporate Bonds

On 22 February 2020 (being a rest day and was accordingly postponed to 24 February 2020), the Company settled the interests of 2019 corporate bonds publicly offered of China Southern Airlines Company Limited (the first tranche) during the period from 22 February 2019 to 21 February 2020. The coupon rate was 3.45%. For each lot of bonds with a carrying amount of RMB1,000, interests of RMB34.50 (including tax) was paid.

On 17 May 2020 (being a rest day and was accordingly postponed to 18 May 2020), the Company settled the interests of 2019 corporate bonds publicly offered of China Southern Airlines Company Limited (the second tranche) during the period from 17 May 2019 to 16 May 2020. The coupon rate was 3.72%. For each lot of bonds with a carrying amount of RMB1,000, interests of RMB37.20 (including tax) was paid.

On 25 May 2020, the Company settled the interest of 2016 corporate bonds of China Southern Airlines Company Limited (the second tranche) during the period from 25 May 2019 to 24 May 2020. The coupon rate was 3.70%. For each lot of bonds with a carrying amount of RMB1,000, interests of RMB37.00 (including tax) was paid.

On 20 November 2020, the Company settled the principal and interests of 2015 corporate bonds of China Southern Airlines Company Limited (the first tranche) during the period from 20 November 2019 to 19 November 2020. The coupon rate was 4.15%. The carrying amount of each lot of bonds was RMB1,000. The payment of principal of each lot of bonds was RMB1,000, the total amount of the payment of principal was RMB2,654,980,000. Interests of RMB41.50 (including tax) was paid for each lot of bonds.

On 27 November 2020, the Company settled the interest of 2018 corporate bonds publicly offered of China Southern Airlines Company Limited (the first tranche) during the period from 27 November 2019 to 26 November 2020. The coupon rate was 3.92%. For each lot of bonds with a carrying amount of RMB1,000, interests of RMB39.20 (including tax) was paid.

On 20 November 2020, Xiamen Airlines settled the interest of 2019 corporate bonds publicly offered of Xiamen Airlines Company Limited (the first tranche) during the period from 20 November 2019 to19 November 2020. The coupon rate was 3.58%. For each lot of bonds with a carrying amount of RMB1,000, interests of RMB35.80 (including tax) was paid.

Other	Information about Corporate Bonds

On 10 November 2020, the Company disclosed the Announcement on Principal and Interest Settlement of 2020 and Delisting for 2015 Corporate Bonds of China Southern Airlines Company Limited (First Tranche) (《中國南方航空股份有限公司2015年公司債券(第一期)2020年本息兌付及摘牌公告》 ). The Company paid the principal and interest of “15 China Southern Airlines 01” corporate bonds to the bank account designated by China Securities Depository and Clearing Corporation Limited Shanghai Branch two trading days before the date of settling the principal and interest of 2015 Corporate Bonds of China Southern Airlines Company Limited (First Tranche). On 20 November 2020, the Company fully settled the principal and interest of the 2015 Corporate Bonds of China Southern Airlines Company Limited (First Tranche) to investors, and “15 China Southern Airlines 01” corporate bonds were delisted on the date of settlement.

II.	Credit Enhancement Mechanism, Debt Repayment Plan and Other Related Information of Corporate Bonds during the Reporting Period

During the reporting period, there was no credit enhancement mechanism for corporate bonds of the Company.

Debt	Repayment Plan:

The interest date of “16 China Southern Airlines 02” corporate bonds was 25 May 2016. The interests of the bonds of the Company is paid once each year since the interest date, the last period interest is paid together with the repayment of principal, the interest date is 25 May of each year from 2017 to 2021. On 25 May 2019, part of investors exercised the option for redemption. Then the interest date to redeem this portion of the bonds would be on 25 May of each year from 2017 to 2019 and the repayment date of the bonds was 25 May 2019. The remaining outstanding portion of bonds will pay the interest in 25 May of each year from 2020 to 2021 and the principal on 25 May 2021. If the interest date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests during the postponed period.

The interest date of “18 China Southern Airlines 01” corporate bonds was 27 November 2018. The interests of the bonds of the Company is paid once each year since the interest date, the last period interest is paid together with the repayment of principal, the interest period is from 27 November 2018 to 26 November 2021. If the interest date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests during the postponed period. The principal is repaid in a lump sum on maturity. The repayment date of “18 China Southern Airlines 01” corporate bonds is 27 November 2021. If the repayment date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of principal during the postponed period.

The interest date of “19 China Southern Airlines 01” corporate bonds was 22 February 2019. The interests of the bonds of the Company is paid once each year since the interest date, the last period interest is paid together with the repayment of principal, the interest period is from 22 February 2020 to 22 February 2022. If the interest date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests during the postponed period. The principal is repaid in a lump sum on maturity. The repayment date of “19 China Southern Airlines 01” corporate bonds is 22 February 2022. If the repayment date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of principal during the postponed period.

The interest date of “19 China Southern Airlines 02” corporate bonds was 17 May 2019. The interests of the bonds of the Company is paid once each year since the interest date, the last period interest is paid together with the repayment of principal, the interest period is from 17 May 2020 to 17 May 2022. If the interest date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests during the postponed period. The principal is repaid in a lump sum on maturity. The repayment date of “19 China Southern Airlines 02” corporate bonds is 17 May 2022. If the repayment date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of principal during the postponed period.

The interest date of “19 Xiamen Airlines 01” corporate bonds was 20 November 2019. The interests of the bonds of the Company is paid once each year since the interest date, the last period interest is paid together with the repayment of principal, the interest date is 20 November of each year from 2020 to 2022, respectively. The repayment date of “19 Xiamen Airlines 01” corporate bonds is 20 November 2022. If the interest date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests during the postponed period.

The interest date of “20 Xiamen Airlines 01” corporate bonds was 16 March 2020. The interests of the bonds of the Company is paid once each year since the interest date, the last period interest is paid together with the repayment of principal, the interest date is 16 March of each year from 2021 to 2023, respectively. The repayment date of “20 Xiamen Airlines 01” corporate bonds is 16 March 2023. If the interest date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests during the postponed period.

The principal redemption and interest payment of the above corporate bonds will be handled by the registration authority and relevant institutions. The specific matters of principal redemption and interest payment will be explained in the relevant announcements issued by the Company in the designated media of the CSRC in accordance with relevant state regulations.

Other debt repayment protection measures for the above corporate bonds: ① set up a special repayment working group; ② set up special accounts and strictly implement the fund management plan; ③ formulate bondholders’ meeting rules; ④ give full play to the role of bond trustee; ⑤ implement strict information disclosure. In addition, the Company undertakes that in the event that it is not expected to pay the principal and interest of the bonds on time or fails to pay the principal and interest of the bonds when due, the Company will at least take the following measures: ① not to distribute profits to shareholders; ② limit the Company’s scale of debt and external guarantees; and ③ restrict the Company’s material external investment.

III.	Interest Payment and Encashment of Other Bonds and Debt Financing Instruments of the Company

Name	Maturity (Encashment) date	Encashment
The ninth tranche of Ultra-short-term Financing Bills of the Company in 2019	10 January 2020	The principal and interests totaling RMB2,035,745,901.64 were fully paid on time
The twenty third tranche of Ultra-short-term Financing Bills of the Company in 2019	21 January 2020	The principal and interests totaling RMB1,012,743,169.40 were fully paid on time
The eleventh tranche of Ultra-short-term Financing Bills of the Company in 2019	14 February 2020	The principal and interests totaling RMB511,434,426.23 were fully paid on time
The twenty fifth tranche of Ultra-short-term Financing Bills of the Company in 2019	21 February 2020	The principal and interests totaling RMB505,924,180.33 were fully paid on time
The twenty sixth tranche of Ultra-short-term Financing Bills of the Company in 2019	25 February 2020	The principal and interests totaling RMB1,012,049,180.33 were fully paid on time
The twenty seventh tranche of Ultra-short-term Financing Bills of the Company in 2019	17 March 2020	The principal and interests totaling RMB1,011,311,475.41 were fully paid on time
The twenty eighth tranche of Ultra-short-term Financing Bills of the Company in 2019	20 March 2020	The principal and interests totaling RMB505,592,896.17 were fully paid on time
The twenty ninth tranche of Ultra-short-term Financing Bills of the Company in 2019	20 March 2020	The principal and interests totaling RMB1,011,558,196.72 were fully paid on time
The thirty first tranche of Ultra-short-term Financing Bills of the Company in 2019	10 April 2020	The principal and interests totaling RMB505,077,868.85 were fully paid on time
The thirty second tranche of Ultra-short-term Financing Bills of the Company in 2019	15 April 2020	The principal and interests totaling RMB3,030,983,606.56 were fully paid on time
The third tranche of Ultra-short-term Financing Bills of the Company in 2020	17 April 2020	The principal and interests totaling RMB502,115,573.77 were fully paid on time
The fourth tranche of Ultra-short-term Financing Bills of the Company in 2020	12 May 2020	The principal and interests totaling RMB1,003,688,524.59 were fully paid on time
The sixth tranche of Ultra-short-term Financing Bills of the Company in 2020	13 May 2020	The principal and interests totaling RMB2,509,221,311.48 were fully paid on time
The twenty fourth tranche of Ultra-short-term Financing Bills of the Company in 2019	15 May 2020	The principal and interests totaling RMB1,018,602,459.02 were fully paid on time
The thirty third tranche of Ultra-short-term Financing Bills of the Company in 2019	19 May 2020	The principal and interests totaling RMB2,020,163,934.43 were fully paid on time
The thirty fourth tranche of Ultra-short-term Financing Bills of the Company in 2019	12 June 2020	The principal and interests totaling RMB2,020,051,912.57 were fully paid on time
The thirty fifth tranche of Ultra-short-term Financing Bills of the Company in 2019	12 June 2020	The principal and interests totaling RMB2,019,827,868.85 were fully paid on time

Name	Maturity (Encashment) date	Encashment
The thirtieth tranche of Ultra-short-term Financing Bills of the Company in 2019	19 June 2020	The principal and interests totaling RMB510,214,754.10 were fully paid on time
The thirty sixth tranche of Ultra-short-term Financing Bills of the Company in 2019	19 June 2020	The principal and interests totaling RMB1,010,025,956.28 were fully paid on time
The twelfth tranche of Ultra-short-term Financing Bills of the Company in 2020	10 July 2020	The principal and interests totaling RMB3,008,679,452.05 were fully paid on time
The twenty sixth tranche of Ultra-short-term Financing Bills of the Company in 2020	10 July 2020	The principal and interests totaling RMB1,000,945,205.48 were fully paid on time
The first tranche of Ultra-short-term Financing Bills of the Company in 2020	14 July 2020	The principal and interests totaling RMB1,514,754,098.36 were fully paid on time
The second tranche of Ultra-short-term Financing Bills of the Company in 2020	17 July 2020	The principal and interests totaling RMB2,019,672,131.15 were fully paid on time
The eighth tranche of Ultra-short-term Financing Bills of the Company in 2020	17 July 2020	The principal and interests totaling RMB1,007,124,316.94 were fully paid on time
The eighteenth tranche of Ultra-short-term Financing Bills of the Company in 2020	24 July 2020	The principal and interests totaling RMB1,002,455,068.49 were fully paid on time
The fifth tranche of Ultra-short-term Financing Bills of the Company in 2020	7 August 2020	The principal and interests totaling RMB1,008,946,721.31 were fully paid on time
The seventh tranche of Ultra-short-term Financing Bills of the Company in 2020	14 August 2020	The principal and interests totaling RMB2,017,994,535.52 were fully paid on time
The ninth tranche of Ultra-short-term Financing Bills of the Company in 2020	21 August 2020	The principal and interests totaling RMB504,594,262.30 were fully paid on time
The twenty fourth tranche of Ultra-short-term Financing Bills of the Company in 2020	25 August 2020	The principal and interests totaling RMB2,006,460,273.97 were fully paid on time
The tenth tranche of Ultra-short-term Financing Bills of the Company in 2020	4 September 2020	The principal and interests totaling RMB504,437,808.22 were fully paid on time
The fifteenth tranche of Ultra-short-term Financing Bills of the Company in 2020	10 October 2020	The principal and interests totaling RMB1,007,802,739.73 were fully paid on time
The thirteenth tranche of Ultra-short-term Financing Bills of the Company in 2020	13 October 2020	The principal and interests totaling RMB3,023,934,246.58 were fully paid on time
The twenty seventh tranche of Ultra-short-term Financing Bills of the Company in 2020	16 October 2020	The principal and interests totaling RMB3,007,055,342.47 were fully paid on time
The seventeenth tranche of Ultra-short-term Financing Bills of the Company in 2020	23 October 2020	The principal and interests totaling RMB1,006,290,958.90 were fully paid on time
The nineteenth tranche of Ultra-short-term Financing Bills of the Company in 2020	23 October 2020	The principal and interests totaling RMB1,006,290,958.90 were fully paid on time

Name	Maturity (Encashment) date	Encashment
The twenty eighth tranche of Ultra-short-term Financing Bills of the Company in 2020	13 November 2020	The principal and interests totaling RMB1,000,997,260.27 were fully paid on time
The eleventh tranche of Ultra-short-term Financing Bills of the Company in 2020	4 December 2020	The principal and interests totaling RMB507,812,054.79 were fully paid on time
The twenty fifth tranche of Ultra-short-term Financing Bills of the Company in 2020	4 December 2020	The principal and interests totaling RMB3,018,184,931.51 were fully paid on time
The third tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2019	10 January 2020	The principal and interests totaling RMB511,569,125.68 were fully paid on time
The fifth tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2019	5 February 2020	The principal and interests totaling RMB506,370,491.80 were fully paid on time
The sixth tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2019	14 February 2020	The principal and interests totaling RMB404,233,879.78 were fully paid on time
The seventh tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2019	13 March 2020	The principal and interests totaling RMB303,606,557.38 were fully paid on time
The eighth tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2019	9 April 2020	The principal and interests totaling RMB303,501,639.34 were fully paid on time
The ninth tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2019	24 April 2020	The principal and interests totaling RMB607,419,452.05 were fully paid on time
The tenth tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2019	22 May 2020	The principal and interests totaling RMB404,904,918.03 were fully paid on time
The eighth tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2020	17 June 2020	The principal and interests totaling RMB400,802,191.78 were fully paid on time
The ninth tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2020	19 June 2020	The principal and interests totaling RMB601,001,095.89 were fully paid on time
The first tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2020	10 July 2020	The principal and interests totaling RMB505,803,278.69 were fully paid on time
The fourth tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2020 (Pandemic Prevention and Control Bond)	29 July 2020	The principal and interests totaling RMB606,145,901.64 were fully paid on time
The second tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2020 (Pandemic Prevention and Control Bond)	7 August 2020	The principal and interests totaling RMB404,449,180.33 were fully paid on time
The fifth tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2020 (Pandemic Prevention and Control Bond)	14 August 2020	The principal and interests totaling RMB404,449,180.33 were fully paid on time
The sixth tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2020	23 September 2020	The principal and interests totaling RMB302,736,986.30 were fully paid on time
The seventh tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2020	30 September 2020	The principal and interests totaling RMB302,603,835.62 were fully paid on time
The third tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2020 (Pandemic Prevention and Control Bond)	6 November 2020	The principal and interests totaling RMB305,425,901.64 were fully paid on time
The tenth tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2020	18 December 2020	The principal and interests totaling RMB503,460,958.90 were fully paid on time

IV.	Banking Facilities of the Company during the Reporting Period

As at 31 December 2020, the Group has obtained banking facilities of up to RMB315.452 billion from several domestic banks, among which the utilised banking facilities amounted to about RMB87.264 billion and the unutilised amount was about RMB228.188 billion.

Risk Management and Internal Control

The Board is responsible for maintaining sound and effective risk management and internal control systems, and reviewing its effectiveness to ensure the safety of shareholder investment and corporate assets. The risk management and internal control systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable but not absolute assurance.

The Board has existing process to identify, assess and manage major risks to which the Company is exposed. It is part of the process to renew the risk management and internal control systems in case of changes in operating environment or regulation. The Board has conducted a review of, and is satisfied with the effectiveness of the risk management and internal control systems for the financial year ended 31 December 2020.

I.	Disclaimer on Internal Control and the Establishment of Internal Control System

The Board is responsible for establishing robust internal control system and effectively implementing such internal control system, evaluating its effectiveness, accurately disclosing the assessment report on the internal control. The objectives of the internal control system of the Company are to reasonably ensure the legitimacy and compliance of operating management, the safety of assets, and the truthfulness and completeness of financial report and relevant information, to improve the operation efficiency and effectiveness, and to promote the realization of development strategies of the Company. Given the inherent limitations of the internal control system, only reasonable assurance can be provided for the above objectives.

The Board has carried out self-assessment on the effectiveness of internal control of the Company in accordance with the “Basic Standard for Enterprise Internal Control” and its supporting guidelines, and has considered them effective as at 31 December 2020 (being the base date of assessment report of internal control) and free from significant or important deficiencies in internal control on financial reporting. In addition, no significant or important deficiencies in internal control on non-financial reporting were identified.

II.	Particulars of the Audit Report on the Company’s Internal Control

KPMG Huazhen LLP issued an audit opinion in accordance with the related requirements of “Guidelines for Audit of Enterprise Internal Control” and the code of practice of Chinese certified public accountants. Please visit the website of the SSE for details.

III.	Implementation of Evaluation of Internal Control

1.	Organizational structure of internal control

The Company adopts the decentralized management of internal control, and has set out the linear management structure composed of the Board, Audit and Risk Management Committee, Comprehensive Risk and Internal Control Management Committee, Internal Control Team, and business units and departments, which is shown as follows:

The Board is responsible for reviewing and approving the final achievements, and submitting annual statement on risk management and internal control systems. Audit and Risk Management Committee is responsible for reviewing and listening to the development of internal control construction and approving the final results of internal control. The Comprehensive Risk and Internal Control Management Committee is responsible for reviewing and approving the project plans and achievements in each progress, and reviewing the management and decision-making of material matters in the implementation process of the items to identify major defects. The Internal Control Team is responsible for the specific organization and implementation of the items. All business units and departments are responsible for maintaining their respective internal control measures on-going and effective, describing and updating their respective business processes and control points, identifying the record documents, recognizing the significant control measures, and organizing the rectification of defects.

2.	Evaluation procedures of internal control

Based on the internal control framework issued by the Committee of Sponsoring Organisations of the U.S. Treadway Commission (“COSO”), the evaluation of internal control of the Company is designed on five components of internal control, and fully complies with relevant requirements of U.S. Sarbanes – Oxley Act, PRC Standard Regulations on Corporate Internal Control and its supporting guidelines and the Hong Kong Listing Rules in 2016. In order to further enhance the quality of internal control, the Company employed a professional independent third-party institution for guidance.

The Company has determined the content involved in the evaluation of internal control in the qualitative and quantitative principles, mainly including the Company-level internal control framework and the internal control at the level of business process. The Company-level internal control framework is based on the five components set down by the COSO, namely control environment, risk assessment, control activities, information and communication, and monitoring. The level of business process fully reflects the industrial characteristics of aviation transport enterprises. The evaluation content covers the information related to both financial reports and non-financial reports, and the evaluated units include the Company itself and all of its branches (subsidiaries), bases and extending to professional companies and joint ventures.

The Company performs the annual evaluation of internal control in the flow of plan, record, test, rectification and report stages.

Firstly, the internal control at the level of the Company and the business process is recorded and updated by means of interview, questionnaire, etc. in order to identify and analyze the risks. The walk-through test is performed to evaluate the effectiveness of the design of internal control. Secondly, the risks are marked and ranked to determine areas with high, moderate and low risks and screen out key risk control points by combing the risk control points. These key risk control points are tested by means of observation, interview, re-calculation, inspection, confirmation, knowledge evaluation, system inquiry, etc. so as to evaluate the effectiveness of the implementation of internal control.

In case of any defects of the internal control, the Company will analyze the cause of such defects, put forward rectification opinions and management suggestions and urge the process principal concerned to develop effective rectification measures and implement the same for rectification purposes to eventually achieve effective risk control. Once great or major defects of internal control are found, they will be reported to the Comprehensive Risk and Internal Control Management Committee without delay.

3.	Key features of the evaluation of internal control

With years of accumulation, the evaluation of internal control of the Company has gradually developed the working method and characteristics adapted to the management pattern of the Company. Firstly, the management structure has defined responsibility, clear division of work and clear path of reporting complying with the listing regulatory requirements of SSE, Stock Exchange and The New York Stock Exchange. Secondly, the evaluation covers most organizations, relates to full processes and has a complete set of basic data.

IV.	Summary of Risk Management and Internal Control

The Board recognizes its responsibility for supervising the risk management and internal control system of the Group and reviews the effectiveness of the same at least once a year by the Audit and Risk Management Committee. The Audit and Risk Management Committee assists the Board in performing its role in supervising finance, operation, compliance, risk management and internal monitoring as well as financial and internal audit function resources of the Group and in corporate governance. The Group has the internal audit function.

Based on the disclosure above, appropriate policies and monitoring have been established and formulated to ensure that the encumbered assets will not be used or disposed of without approval and comply with and abide by relevant laws, regulations and rules. Reliable financial and accounting records are kept in accordance with the relevant accounting standards and regulatory requirements. Major risks with potential effect on the performance of the Group are properly identified and managed. The system and the internal control can only make a reasonable but not absolute guarantee to prevent major misrepresentations or losses, which are designed to manage rather than eliminate the risk of failing to meet business objectives.

The Company regulates the processing and issuance of inside information in accordance with a number of inside information disclosure procedures to ensure the proper maintenance of confidentiality prior to the disclosure of such information and to publish such information in an efficient and consistent manner.

As disclosed above, the Audit and Risk Management Committee held 9 meetings in 2020, where the risk management and internal control systems of the Group were reviewed. For the year ended 31 December 2020, the Board has conducted through the Audit and Risk Management Committee an annual review of the effectiveness of the risk management and internal control systems of the Group covering all significant financial, operating and compliance controls, and considers the risk management and internal control of the Group is effective and adequate.

Social

Responsibility

In 2020, CSA seized important development opportunities, and continued to promote high-quality development with thorough planning. It actively fulfilled social, economic and environmental responsibilities, and fought the pandemic with all-out efforts. It deepened reform, firmly upheld safety baseline, and offered affinity and refinement services. Actions were taken to actively give back to the society, and protect the earth. It strove to continuously meet people’s aspiration for a better life, and accelerate the construction of a world-class air transport enterprise.

Strive to win the fight against the pandemic. Since the outbreak of the COVID-19, CSA has resolutely taken up the responsibility as a member of central enterprises and placed anti-pandemic transportation as the “top priority”. It invested 19,000 flights to transport 25,000 medical personnel, 29,000 tonnes of anti-pandemic supplies and 24,000 stranded overseas compatriots. With efforts made to fully protect the safety of passengers and employees, it recorded zero infection among passengers on all international and domestic flights, and zero infection among all employees at work. The important irreplaceable role of civil aviation was given full play in the special period. The Company made every effort to restore air routes and flights, and strive to serve the restoration of production and living order, and the stability of the industrial chain and supply chain, which made important contributions to the overall situation of China’s pandemic prevention and control.

Firmly uphold safety baseline. The Company promoted the construction of seven safety systems, coordinated and carried out activities including the three-year campaign to improve safety production, publicity and education on “three awes”, and safety rectification. With no sign of corporate responsibility in the whole year, we secured aviation safety in 21 consecutive years and aviation security in 26 consecutive years, and maintained a leading position in China’s civil aviation industry in terms of safety.

Develop a brand of affinity and refinement service. Adhering to fine operation, precise control, and lean flight, the Company continued to increase the flight on-time performance rating throughout the year. A brand management committee and a service improvement committee were established to advance the integrated service program. Our baggage tracking program obtained IATA Network Compliance Certification. The Company was once again awarded the tile of “National Benchmarking Enterprise Satisfactory to Users”.

Deeply practice the “people-oriented” concept. CSA attaches great importance to the development and training of employees. It promoted systematic and standardized training, and provided a variety of training courses. EAP aircrew mental health room and “companion” psychological care studio were established to improve the mental health of employees and promote their all-round development. The Company organized and carried out a variety of activities to balance the work and life of employees. It cared for female employees and employees in difficulties to enhance their sense of happiness.

Continue to promote green flight. The Company deepened energy conservation and emission reduction by means of optimizing model structure and air routes, single-engine sliding, precise loading. By doing this, the annual fuel consumption per ATK decreased by 6.6% year-on-year. Since October 2018, the Company has invested RMB516 million to promote the use of new energy vehicles in the airport control area. It vigorously promoted the application of bridge-carrying power supply instead of APU, saving a total of 116,000 tonnes of aviation fuel. Efforts were made to actively advance information technology innovation. The “large-scale dynamic map routing planning” was included in the national key research and development projects. The Company was rated as “Outstanding Units for Blue Sky Protection Campaign” by CAAC.

Details of the Company’s work as to performing its corporate social responsibility can be found in China Southern Airlines Company Limited’s Corporate Social Responsibility Report 2020 published on the website of the Stock Exchange on 30 March 2021.

Achieving six transformations,

namely transformation towards high quality, exploring key areas, high relevance and diversified industries, market-driven operation, digitalization and ecological circle, and refined management.

INDEPENDENT AUDITOR’S REPORT

Independent auditor’s report to the shareholders of

China Southern Airlines Company Limited

(incorporated in the People’s Republic of China with limited liability)

Opinion

We have audited the consolidated financial statements of China Southern Airlines Company Limited (“the Company”) and its subsidiaries (“the Group”) set out on pages 139 to 247, which comprise the consolidated statement of financial position as at 31 December 2020, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2020 and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (“ISAs”) issued by the International Auditing and Assurance Standards Board. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with International Ethics Standards Board for Accountants Code of Ethics for Professional Accountants (“IESBA Code”) together with any ethical requirements that are relevant to our audit of the consolidated financial statements in the People’s Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Assessment of value in use of aircraft and related equipment

Refer to note 2(i), note 2(k), note 2(l)(iii), note 3(a), note 19 and note 21 to the consolidated financial statements.

The Key Audit Matter	How the matter was addressed in our audit

The Group reported aircraft and related equipment in the amount of RMB208,943 million as of 31 December 2020. At the end of each reporting period, if any indication of impairment exists, the Group estimates the recoverable amount of an asset, or a cash-generating unit, at the higher of its fair value less costs of disposal and its value in use, to determine the impairment losses. Such assessment results in the Group recognising RMB3,959 million of impairment loss on aircraft and related equipment for the year ended 31 December 2020. The key assumptions underlying the Group’s estimated value in use include traffic revenue growth rates, related operating costs growth rates (“forecasted growth rates”) and discount rates.

We identified the assessment of value in use of aircraft and related equipment as a key audit matter because the estimate of value in use of aircraft and related equipment involved a high degree of subjectivity and judgment in evaluating the Group’s assumptions of forecasted growth rates and discount rates, and value in use of aircraft and related equipment is sensitive to changes in these assumptions.

The primary procedures we performed to address this key audit matter included the following.

•  We evaluated the design and tested the operating effectiveness of certain internal controls over the Group’s process in assessing the value in use of aircraft and related equipment. This includes controls related to the development of forecasted growth rates and discount rates used in determining the value in use of aircraft and related equipment;

•  We assessed the reasonableness of the Group’s forecasted growth rates based on the Group’s future operation plans;

•  We assessed the forecasted growth rates adopted in the Group’s value in use assessment by comparing them with internally and externally derived data;

•  We evaluated the Group’s ability to accurately forecast by comparing the Group’s historical forecasted growth rates to the actual results;

•  We performed sensitivity analysis over the forecasted growth rates and the discount rates assumptions to assess their impact on the Group’s impairment assessment; and

•  We involved our valuation professionals with specialised skills and knowledge, who assisted in evaluating the discount rates used by comparing them against discount rates that were independently developed using publicly available industry data.

Key audit matters (continued)

Assessment of the standalone selling price for mileage awarded

Refer to note 2(z)(ii), note 3(b), note 5, note 38 and note 40 to the consolidated financial statements.

The Key Audit Matter	How the matter was addressed in our audit

The Group’s contract liabilities relating to unredeemed mileage awarded was RMB3,196 million as of 31 December 2020. For the year ended 31 December 2020, the revenue recognised in relation to mileage awarded was RMB1,405 million. The Group allocates the transaction price in relation to mileage earning flights between the flight and mileage awarded on relative standalone selling prices. The Group estimates the standalone selling price of mileage awarded through mileage earning flights based on inputs and assumptions derived from historical data, including the estimates on the percentage of mileage awarded that are expected to be redeemed (“expected redemption rates”). The mileage awarded is recognised in contract liabilities, and subsequently recognised as revenue when the mileage is redeemed and the related benefits are received or used.

We identified assessment of the standalone selling price for mileage awarded as a key audit matter because of the high degree of subjective judgment required to evaluate the assumptions involved in such assessment, in particular the expected redemption rates which take into consideration expected future mileage redemption patterns.

The primary procedures we performed to address this key audit matter included the following.

•  We evaluated the design and tested the operating effectiveness of certain internal controls related to the Group’s process to estimate the standalone selling price for mileage awarded. This included controls related to key assumptions utilized in the estimation of the standalone selling price for mileage awarded;

•  We evaluated the Group’s methodology in developing the standalone selling price for mileage awarded and compared the assumptions underlying the expected redemption rates with those of historical periods;

•  We compared the Group’s estimate of the standalone selling price of mileage awarded to the contractual rates at which mileages are sold to other airlines and bank partners;

•  We compared the expected redemption rates to historical experience of mileage redemption;

•  We assessed the impact of changes in the terms of mileage programs and customer behavior on expected redemption rates;

•  We assessed the Group’s ability to accurately forecast by comparing the historical estimate of mileage redemption to actual redemption of mileages; and

•  We performed sensitivity analysis over the expected redemption rates to assess its impact on the associated revenue for mileage awarded.

Information other than the consolidated financial statements and auditor’s report thereon

The directors are responsible for the other information. The other information comprises all the information included in the annual report, other than the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the directors for the consolidated financial statements

The directors are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs issued by the IASB and the disclosure requirements of the Hong Kong Companies Ordinance and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

The directors are assisted by the Audit Committee in discharging their responsibilities for overseeing the Group’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

Auditor’s responsibilities for the audit of the consolidated financial statements (continued)

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

•

Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Chung Kai Ming.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

30 March 2021

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2020

	Note	2020 RMB million	2019 RMB million
Operating revenue	5
Traffic revenue		87,027	148,117
Other operating revenue		5,534	6,205

Total operating revenue		92,561	154,322

Operating expenses
Flight operation expenses	7	37,545	70,566
Maintenance expenses	8	13,375	13,057
Aircraft and transportation service expenses	9	18,743	26,591
Promotion and selling expenses	10	5,007	7,755
General and administrative expenses	11	4,088	4,073
Depreciation and amortisation	12	24,590	24,620
Impairment losses on property, plant and equipment and right-of-use assets	19/21	3,961	18
Others		1,802	1,928

Total operating expenses		109,111	148,608

Other net income	14	4,686	5,124

Operating (loss)/profit		(11,864)	10,838

Interest income		322	74
Interest expense	15	(6,716)	(5,845)
Share of associates’ results	24	(776)	(178)
Share of joint ventures’ results	25	309	365
Exchange gain/(loss), net	36	3,485	(1,477)
Loss on disposal of a subsidiary	23(v)	(8)	—
Changes in fair value of financial assets/liabilities	28	53	265
Remeasurement of the originally held equity interests in a joint venture		—	13

(Loss)/profit before income tax		(15,195)	4,055
Income tax	16	3,368	(971)

(Loss)/profit for the year		(11,827)	3,084

(Loss)/profit attributable to:
Equity shareholders of the Company	18	(10,847)	2,640
Non-controlling interests		(980)	444

(Loss)/profit for the year		(11,827)	3,084

(Loss)/earnings per share
Basic and diluted	18	RMB(0.77)	RMB0.22

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December 2020

	Note	2020 RMB million	2019 RMB million
(Loss)/profit for the year		(11,827)	3,084

Other comprehensive income:	17
Items that will not be reclassified to profit or loss
– Equity investments at fair value through other comprehensive income – net movement in fair value reserve (non-recycling)		(250)	(31)
– Share of other comprehensive income of an associate		(2)	3
– Income tax effect of the above items		63	7

Items that may be reclassified subsequently to profit or loss
– Cash flow hedge: fair value movement of derivative financial assets/liabilities		(45)	(72)
– Differences resulting from the translation of foreign currency financial statements		8	(7)
– Share of other comprehensive income of an associate		(3)	—
– Income tax effect of the above items		11	17

Other comprehensive income for the year		(218)	(83)

Total comprehensive income for the year		(12,045)	3,001

Total comprehensive income attributable to:
Equity shareholders of the Company		(11,011)	2,552
Non-controlling interests		(1,034)	449

Total comprehensive income for the year		(12,045)	3,001

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

At 31 December 2020

	Note	31 December 2020 RMB million	31 December 2019 RMB million
Non-current assets
Property, plant and equipment, net	19	86,146	84,788
Construction in progress	20	32,407	39,222
Right-of-use assets	21	151,065	153,211
Goodwill	22	237	237
Interest in associates	24	2,449	3,322
Interest in joint ventures	25	3,225	3,124
Aircraft lease deposits		362	457
Other equity instrument investments	26	799	1,049
Other non-current financial assets	26	92	106
Derivative financial assets	27	—	3
Deferred tax assets	29(b)	7,739	2,692
Other assets	30	2,877	1,979

		287,398	290,190

Current assets
Inventories	31	1,760	1,893
Trade receivables	32	2,525	3,152
Other receivables	33	8,347	7,860
Cash and cash equivalents	34	25,419	1,849
Restricted bank deposits		117	102
Prepaid expenses and other current assets		732	1,591
Derivative financial assets	27	—	218
Amounts due from related companies	41	85	73

		38,985	16,738

Current liabilities
Derivative financial liabilities	27	3,148	—
Borrowings	35	40,099	37,543
Lease liabilities	36	20,930	19,998
Trade payables	37	1,782	2,317
Contract liabilities	38	1,513	1,610
Sales in advance of carriage	39	3,997	10,303
Current income tax		462	563
Amounts due to related companies	41	357	170
Accrued expenses	42	15,920	15,745
Other liabilities	43	7,473	7,241

		95,681	95,490

Net current liabilities		(56,696)	(78,752)

Total assets less current liabilities		230,702	211,438

	Note	31 December 2020 RMB million	31 December 2019 RMB million
Non-current liabilities
Borrowings	35	38,134	13,637
Lease liabilities	36	100,283	114,076
Derivative financial liabilities	27	53	—
Other non-current liabilities	40	2,036	1,782
Provision for major overhauls	44	4,216	3,542
Deferred benefits and gains	45	769	833
Deferred tax liabilities	29(b)	80	239

		145,571	134,109

Net assets		85,131	77,329

Capital and reserves
Share capital	46	15,329	12,267
Reserves		54,255	51,839

Total equity attributable to equity shareholders of the Company		69,584	64,106
Non-controlling interests		15,547	13,223

Total equity		85,131	77,329

Approved and authorised for issue by the Board of Directors on 30 March 2021.

Ma Xu Lun	Han Wen Sheng
Director	Director

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2020

	Attributable to equity shareholders of the Company
	Share capital (Note 46) RMB million	Share premium (Note 47(b)) RMB million	Fair value reserve (recycling) (Note 47(c)) RMB million	Fair value reserve (non- recycling) (Note 47(d)) RMB million	Other reserves (Note 47(e)) RMB million	Retained earnings RMB million	Total RMB million	Non- controlling interests RMB million	Total equity RMB million
Balance at 1 January 2019	12,267	25,652	57	436	2,635	21,086	62,133	12,874	75,007

Changes in equity for 2019:
Profit for the year	—	—	—	—	—	2,640	2,640	444	3,084
Other comprehensive income	—	—	(55)	(27)	(6)	—	(88)	5	(83)
Total comprehensive income	—	—	(55)	(27)	(6)	2,640	2,552	449	3,001
Appropriations to reserves (Note 47(e))	—	—	—	—	181	(181)	—	—	—
Dividends relating to 2018	—	—	—	—	—	(613)	(613)	—	(613)
Distributions to non-controlling interests	—	—	—	—	—	—	—	(86)	(86)
Acquisition of non-controlling interests in a subsidiary	—	—	—	—	(10)	—	(10)	(14)	(24)
Change in other reserves	—	—	—	—	44	—	44	—	44

Balance at 31 December 2019 and 1 January 2020	12,267	25,652	2	409	2,844	22,932	64,106	13,223	77,329

Changes in equity for 2020:
Loss for the year	—	—	—	—	—	(10,847)	(10,847)	(980)	(11,827)
Other comprehensive income	—	—	(37)	(135)	8	—	(164)	(54)	(218)
Total comprehensive income	—	—	(37)	(135)	8	(10,847)	(11,011)	(1,034)	(12,045)
Issuance of shares (Note 46(ii))	3,062	12,889	—	—	—	—	15,951	—	15,951
Acquisition of non-controlling interests in a subsidiary (Note 23(vi))	—	—	—	—	(155)	—	(155)	(105)	(260)
Capital injection from non-controlling interests	—	—	—	—	700	—	700	3,521	4,221
Distributions to non-controlling interests	—	—	—	—	—	—	—	(57)	(57)
Decrease in non-controlling interests as a result of loss of control of a subsidiary	—	—	—	—	—	—	—	(1)	(1)
Change in other reserves	—	—	—	—	(7)	—	(7)	—	(7)

Balance at 31 December 2020	15,329	38,541	(35)	274	3,390	12,085	69,584	15,547	85,131

The accompanying notes form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2020

	Note	2020 RMB million	2019 RMB million
Operating activities
Cash generated from operating activities	34(b)	10,727	39,728
Interest received		295	67
Interest paid		(6,646)	(7,014)
Income tax paid		(1,678)	(1,606)

Net cash generated from operating activities		2,698	31,175

Investing activities
Acquisition of subsidiaries, net of cash acquired		—	176
Proceeds from disposal of property, plant and equipment		2,848	814
Proceeds from disposal of other financial assets		—	492
Proceeds from disposal of derivative financial instruments		51	—
Acquisition of other financial assets		—	(50)
Dividends received from associates		91	84
Dividends received from joint ventures		246	177
Dividends received from other investments in equity and other non-current financial assets		20	22
Acquisition of term deposits		(898)	(43)
Proceeds from maturity of term deposits		654	264
Acquisition of property, plant and equipment and other assets		(11,061)	(15,622)
Capital injection into an associate		—	(500)
Acquisition of an associate		—	(386)
Net refund of aircraft lease deposits		—	145

Net cash used in investing activities		(8,049)	(14,427)

Financing activities
Dividends paid to equity shareholders of the Company		—	(613)
Proceeds from issuance of shares		15,951	—
Proceeds from bank borrowings	34(c)	71,841	33,985
Proceeds from corporate bonds	34(c)	25,000	7,497
Proceeds from ultra-short-term financing bills	34(c)	48,300	43,489
Repayment of bank borrowings	34(c)	(52,601)	(50,374)
Repayment of ultra-short-term financing bills	34(c)	(59,800)	(25,000)
Repayment of corporate bonds	34(c)	(2,655)	(12,951)
Capital element of lease rentals paid	34(c)	(20,670)	(17,784)
Capital injections from non-controlling interests		3,802	—
Payment for purchase of non-controlling interest		(260)	—
Net refund of aircraft lease deposits		69	—
Dividends paid to non-controlling interests		(32)	(82)

Net cash generated from/(used in) financing activities		28,945	(21,833)

Net increase/(decrease) in cash and cash equivalents		23,594	(5,085)
Cash and cash equivalents at 1 January		1,849	6,928
Exchange (loss)/gain on cash and cash equivalents		(24)	6

Cash and cash equivalents at 31 December	34(a)	25,419	1,849

The accompanying notes form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

1	Corporate information

China Southern Airlines Company Limited (the “Company”), a joint stock limited company, was incorporated in the People’s Republic of China (the “PRC”) on 25 March 1995. The address of the Company’s registered office is Unit 301, 3/F, Office Tower, Guanhao Science Park Phase I, 12 Yuyan Street, Huangpu District, Guangzhou, Guangdong Province, the PRC. The Company and its subsidiaries (the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

The Company’s majority interest is owned by China Southern Air Holding Company Limited (“CSAH”), a state-owned enterprise incorporated in the PRC.

The Company’s shares are traded on the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and the New York Stock Exchange.

2	Significant accounting policies

The consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), which collective term includes all applicable individual IFRSs, International Accounting Standards (“IASs”) and Interpretations issued by the International Accounting Standards Board (the “IASB”). The consolidated financial statements also comply with the applicable disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Significant accounting policies adopted by the Group are disclosed below.

The IASB has issued certain amendments to IFRSs that are first effective for the current accounting period of the Group. Note 2 (b) provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current accounting period reflected in these consolidated financial statements.

(a)	Basis of preparation

The consolidated financial statements for the year ended 31 December 2020 comprise the Group and the Group’s interest in associates and joint ventures.

The measurement basis used in the preparation of the consolidated financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

•	other equity instrument investments (see Note 2(f));

•	other non-current financial assets (see Note 2(f)); and

•	derivative financial assets/liabilities (see Note 2(g)).

Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell (see Note 2(r)).

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

2	Significant accounting policies (continued)

(a)	Basis of preparation (continued)

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 3.

(b)	Changes in accounting policies

The Group has applied the following amendments to IFRSs issued by the IASB to these financial statements for the current accounting period:

•	Amendments to IFRS 3, Definition of a Business

•	Amendment to IFRS 16, Covid-19-Related Rent Concessions

Other than the amendment to IFRS 16, the Group has not applied any new standard or interpretation that is not yet effective for the current accounting period. Impacts of the adoption of the amended IFRSs are discussed below:

Amendments to IFRS 3, Definition of a Business

The amendments clarify the definition of a business and provide further guidance on how to determine whether a transaction represents a business combination. In addition, the amendments introduce an optional “concentration test” that permits a simplified assessment of whether an acquired set of activities and assets is an asset rather than business acquisition, when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The amendments do not have any material impact on the financial position and the financial result of the Group.

Amendment to IFRS 16, Covid-19-Related Rent Concessions

The amendment provides a practical expedient that allows a lessee to by-pass the need to evaluate whether certain qualifying rent concessions occurring as a direct consequence of the COVID-19 pandemic (“COVID-19-Related Rent Concessions”) are lease modifications and, instead, account for those rent concessions as if they were not lease modifications.

The Group has elected to early adopt the amendments and applies the practical expedient to all qualifying COVID-19-Related Rent Concessions granted to the Group except for aircraft and engine leases from 1 January 2020. Consequently, rent concessions received have been accounted for as negative variable lease payments recognised in profit or loss in the period in which the event or condition that triggers those payments occurred (see Note 21). There is no impact on the opening balance of equity at 1 January 2020.

2	Significant accounting policies (continued)

(c)	Subsidiaries and non-controlling interests

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group transactions, balances and cash flows and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment. Amounts reported by subsidiaries have been adjusted to conform with the Group’s accounting policies.

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. With regards to each business combination, the Group recognised non-controlling interests based on the proportion of the net identifiable assets of the subsidiary owned by the non-controlling interests.

Non-controlling interests are presented in the consolidated statement of financial position within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company. Loans from holders of non-controlling interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated statement of financial position in accordance with Note 2(p) or Note 2(q) depending on the nature of the liability.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in consolidated income statement. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(f)) or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture (Note 2(d)).

In the Company’s statement of financial position, an investment in a subsidiary is stated at cost less impairment losses (Note 2(l)(iii)).

The Group applies the acquisition method to account for business combinations. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Transaction costs are expensed as incurred.

2	Significant accounting policies (continued)

(c)	Subsidiaries and non-controlling interests (continued)

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognised in profit or loss.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.

(d)	Associates and joint arrangements

An associate is an entity in which the Group or the Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

The Group has applied IFRS 11, Joint Arrangements (“IFRS 11”) to all joint arrangements. Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures.

An investment in an associate or a joint venture is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (Notes 2(e) and 2(l)(iii)). At each reporting date, the Group assesses whether there is any objective evidence that the investment is impaired. The Group’s share of the post-acquisition, post-tax results of the investees, adjusted for any acquisition-date excess over cost and any impairment losses for the year are recognised in the consolidated income statement, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognised in the consolidated statement of comprehensive income.

When the Group’s share of losses exceeds its interest in the associate or the joint venture, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group’s interest is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance form part of the Group’s net investment in the associate or the joint venture.

Unrealised profits and losses resulting from transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in the investee, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the consolidated income statement.

In the Company’s statement of financial position, investments in associates and joint ventures are stated at cost less impairment losses (Note 2(l)(iii)).

2	Significant accounting policies (continued)

(e)	Goodwill

Goodwill represents the excess of

(i)

the aggregate of the fair value of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group’s previously held equity interest in the acquiree; over

(ii)	the net fair value of the acquiree’s identifiable assets and liabilities measured as at the acquisition date.

When (ii) is greater than (i), then this excess is recognised immediately in the consolidated income statement as a gain on a bargain purchase.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (Note 2(l)(iii)).

(f)	Other investments in debt and equity securities

The Group’s policies for investments in debt and equity securities, other than investments in subsidiaries, associates and joint ventures, are set out below.

Investments in debt and equity securities are recognised/derecognised on the date the Group commits to purchase/sell the investment. The investments are initially stated at fair value plus directly attributable transaction costs, except for those investments measured at fair value through profit or loss (FVPL) for which transaction costs are recognised directly in profit or loss. For an explanation of how the Group determines fair value of financial instruments, see Note 4(g)(i). These investments are subsequently accounted for as follows, depending on their classification.

Investments other than equity investments

Non-equity investments held by the Group are classified into one of the following measurement categories:

•

amortised cost, if the investment is held for the collection of contractual cash flows which represent solely payments of principal and interest. Interest income from the investment is calculated using the effective interest method (Note 2(z)(v)).

•

fair value through other comprehensive income (FVOCI) – recycling, if the contractual cash flows of the investment comprise solely payments of principal and interest and the investment is held within a business model whose objective is achieved by both the collection of contractual cash flows and sale. Changes in fair value are recognised in other comprehensive income, except for the recognition in profit or loss of expected credit losses, interest income (calculated using the effective interest method) and foreign exchange gains and losses. When the investment is derecognised, the amount accumulated in other comprehensive income is recycled from equity to profit or loss.

•

fair value at profit or loss (FVPL) if the investment does not meet the criteria for being measured at amortised cost or FVOCI (recycling). Changes in the fair value of the investment (including interest) are recognised in profit or loss.

2	Significant accounting policies (continued)

(f)	Other investments in debt and equity securities (continued)

Equity investments

An investment in equity securities is classified as FVPL unless the equity investment is not held for trading purposes and on initial recognition of the investment the Group makes an irrevocable election to designate the investment at FVOCI (non-recycling) such that subsequent changes in fair value are recognised in other comprehensive income. Such elections are made on an instrument-by-instrument basis, but may only be made if the investment meets the definition of equity from the issuer’s perspective. Where such an election is made, the amount accumulated in other comprehensive income remains in the fair value reserve (non-recycling) until the investment is disposed of. At the time of disposal, the amount accumulated in the fair value reserve (non-recycling) is transferred to retained earnings. It is not recycled through profit or loss. Dividends from an investment in equity securities, irrespective of whether classified as at FVPL or FVOCI, are recognised in profit or loss as other income in accordance with the policy set out in Note 2(z)(iv).

(g)	Derivative financial instruments

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivative financial instruments that do not qualify for hedge accounting are accounted for as trading instruments and any unrealised gains or losses, being changes in fair value of the derivatives, are recognised in the profit or loss immediately.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the profit or loss, along with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

Derivative financial instruments that qualify for hedge accounting and which are designated as a specific hedge of the variability in cash flows of a highly probable forecast transaction, are accounted for as follows:

(i)

The effective portion of any gains or losses on remeasurement of the derivative financial instrument to fair value are recognised in other comprehensive income and accumulated separately in equity in the fair value reserve. The cumulative gain or loss on the derivative financial instrument recognised in other comprehensive income is reclassified from equity to profit or loss in the same period during which the hedged forecast cash flows affects profit or loss; and

(ii)	The ineffective portion of any gains or losses on remeasurement of the derivative financial instrument to fair value is recognised in the profit or loss immediately.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gains or losses existing in equity at that time remains in equity and is recognised in the profit or loss when the committed or forecast transaction ultimately occurs. When a committed or forecast transaction is no longer expected to occur, the cumulative gains or losses that was recorded in equity is immediately transferred to the profit or loss.

2	Significant accounting policies (continued)

(h)	Investment properties

Investment properties are land held under a lease and/or buildings which are owned to earn rental income and/or for capital appreciation.

Investment properties are stated at cost, less accumulated depreciation and impairment losses (Note 2(l)(iii)). Depreciation is calculated to write off the cost of items of investment properties, less their estimated residual value, if any, using the straight-line method over their estimated useful lives or lease term. Rental income from investment properties is accounted for as described in Note 2(z)(iii).

(i)	Other property, plant and equipment

Other property, plant and equipment are stated at cost less accumulated depreciation and impairment losses (Note 2(l)(iii)).

The cost of self-constructed items of property, plant and equipment includes the cost of materials, direct labour, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads and borrowing costs (Note 2(ac)).

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the consolidated income statement during the financial period in which they are incurred.

When each major aircraft overhaul is performed, its cost is recognised in the carrying amount of the component of aircraft and is depreciated over the appropriate maintenance cycles. Components related to airframe overhaul cost, are depreciated on a straight-line basis over 6 to 12 years. Components related to engine overhaul cost, are depreciated on the units of production method over the expected flying hours of 9-42 thousand hours. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognised and charged to the consolidated income statement.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in consolidated income statement on the date of retirement or disposal.

Except for components related to overhaul costs, the depreciation of other property, plant and equipment is calculated to write off the cost of items, less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

Buildings	5 to 35 years
Owned aircraft	15 to 20 years
Other flight equipment
– Jet engines	15 to 20 years
– Others, including rotables	3 to 15 years
Machinery and equipment	4 to 10 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

2	Significant accounting policies (continued)

(j)	Construction in progress

Construction in progress represents advance payments for the acquisition of aircraft and flight equipment, office buildings, various infrastructure projects under construction and equipment pending for installation, and is stated at cost less impairment losses (Note 2(l)(iii)). Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use, notwithstanding any delay in the issue of the relevant commissioning certificates by the relevant PRC authorities.

No depreciation is provided in respect of construction in progress.

(k)	Leased assets

At inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to direct the use of the identified asset and to obtain substantially all of the economic benefits from that use.

(i)	As a lessee

For a contract that contains more than a lease, a lessee and lessor shall separate the contract and account for each lease component respectively. For a contract that contains lease and non-lease components, a lessee and lessor shall separate lease components from non-lease components. However, when the Group is a lessee of land use right and buildings, the Group has elected not to separate non-lease components from lease components, and instead, account for each lease component and any associated non-lease components as a single lease component. When separate lease components from non-lease components, a lessee shall allocate the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

At the lease commencement date, the Group recognises a right-of-use assets and a lease liability, except for short-term leases that have a lease term of 12 months or less and leases of low-value assets. When the Group enters into a lease in respect of a low-value asset, the Group decides whether to capitalise the lease on a lease-by-lease basis. The lease payments associated with those leases which are not capitalised are recognised as an expense on a systematic basis over the lease term.

Where the lease is capitalised, the lease liability is initially recognised at the present value of the lease payments payable over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, using a relevant incremental borrowing rate. After initial recognition, the lease liability is measured at amortised cost and interest expense is calculated using the effective interest method. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and hence are charged to profit or loss in the accounting period in which they are incurred.

The right-of-use assets recognised when a lease is capitalised is initially measured at cost, which comprises the initial amount of the lease liability plus any lease payments made at or before the commencement date, and any initial direct costs incurred. Where applicable, the cost of the right-of-use assets also includes an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, discounted to their present value, less any lease incentives received. The right-of-use assets is subsequently stated at cost less accumulated depreciation and impairment losses (see Note 2(l)(iii)).

2	Significant accounting policies (continued)

(k)	Leased assets (continued)

(i)	As a lessee (continued)

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, or there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or there is a change arising from the reassessment of whether the Group will be reasonably certain to exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use assets, or is recorded in profit or loss if the carrying amount of the right-of-use assets has been reduced to zero.

The lease liability is also remeasured when there is a change in the scope of a lease or the consideration for a lease that is not originally provided for in the lease contract (“lease modification”) that is not accounted for as a separate lease. In this case the lease liability is remeasured based on the revised lease payments and lease term using a revised discount rate at the effective date of the modification. The only exceptions are rent concessions in relation to all leases except for aircraft and engine leases which arose as a direct consequence of the COVID-19 pandemic and which satisfied the conditions set out in paragraph 46B of IFRS 16 Leases. In such cases, the Group took advantage of the practical expedient set out in paragraph 46A of IFRS 16 and recognised the change in consideration as if it were not a lease modification.

In the consolidated statement of financial position, the current portion of long-term lease liabilities is determined as the present value of contractual payments that are due to be settled within twelve months after the reporting period.

For the measurement of component accounting for right-of-use assets and subsequent major overhaul performed, see Note 2(i).

The Group presents right-of-use assets that do not meet the definition of investment property in right-of-use assets and presents lease liabilities separately in the consolidated statement of financial position.

The cost of acquiring land held under a lease is amortised on a straight-line basis over the respective periods of lease terms which range from 30 to 70 years.

(ii)	As a lessor

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to the ownership of an underlying assets to the lessee. If this is not the case, the lease is classified as an operating lease.

When a contract contains lease and non-lease components, the Group allocates the consideration in the contract to each component on a relative stand-alone selling price basis. The rental income from operating leases is recognised in accordance with Note 2(z)(iii).

When the Group is an intermediate lessor, the sub-leases are classified as a finance lease or as an operating lease with reference to the right-of-use assets arising from the head lease. If the head lease is a short-term lease to which the Group applies the exemption described in Note 2(k)(i), then the Group classifies the sub-lease as an operating lease.

2	Significant accounting policies (continued)

(l)	Credit losses and impairment of assets

(i)	Credit losses from financial instruments and lease receivables

The Group recognises a loss allowance for expected credit losses (ECL) on the following items:

•	financial assets measured at amortised cost (including cash and cash equivalents and trade and other receivables); and

•	lease receivables.

Financial assets measured at fair value, including equity securities measured at FVPL, equity securities designated at FVOCI (non-recycling) and derivative financial assets, are not subject to the ECL assessment.

MEASUREMENT OF ECLS

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls (i.e. the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive).

The expected cash shortfalls are discounted using the following discount rates where the effect of discounting is material:

•	fixed-rate financial assets, and trade and other receivables: effective interest rate determined at initial recognition or an approximation thereof;

•	variable-rate financial assets: current effective interest rate;

•	lease receivables: discount rate used in the measurement of the lease receivable.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

In measuring ECLs, the Group takes into account reasonable and supportable information that is available without undue cost or effort. This includes information about past events, current conditions and forecasts of future economic conditions.

ECLs are measured on either of the following bases:

•	12-month ECLs: these are losses that are expected to result from possible default events within the 12 months after the reporting date; and

•	lifetime ECLs: these are losses that are expected to result from all possible default events over the expected lives of the items to which the ECL model applies.

2	Significant accounting policies (continued)

(l)	Credit losses and impairment of assets (continued)

(i)	Credit losses from financial instruments and lease receivables (continued)

MEASUREMENT OF ECLS (CONTINUED)

Loss allowances for trade receivables and lease receivables are always measured at an amount equal to lifetime ECLs. ECLs on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date.

For all other financial instruments, the Group recognises a loss allowance equal to 12-month ECLs unless there has been a significant increase in credit risk of the financial instrument since initial recognition, in which case the loss allowance is measured at an amount equal to lifetime ECLs.

SIGNIFICANT INCREASES IN CREDIT RISK

In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Group compares the risk of default occurring on the financial instrument assessed at the reporting date with that assessed at the date of initial recognition. In making this reassessment, the Group considers that a default event occurs when the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realising security (if any is held). The Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:

•	failure to make payments of principal or interest on their contractually due dates;

•	an actual or expected significant deterioration in a financial instrument’s external or internal credit rating (if available);

•	an actual or expected significant deterioration in the operating results of the debtor; and

•	existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor’s ability to meet its obligation to the Group.

Depending on the nature of the financial instruments, the assessment of a significant increase in credit risk is performed on either an individual basis or a collective basis. When the assessment is performed on a collective basis, the financial instruments are grouped based on shared credit risk characteristics, such as past due status and credit risk ratings.

The Group assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due, unless the Group has reasonable and supportable information that is available without undue cost or effort, that demonstrates that the credit risk has not increased significantly since initial recognition even though the contractual payments are more than 30 days past due.

ECLs are remeasured at each reporting date to reflect changes in the financial instrument’s credit risk since initial recognition. Any change in the ECL amount is recognised as an impairment gain or loss in consolidated income statement. The Group recognises an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

2	Significant accounting policies (continued)

(l)	Credit losses and impairment of assets (continued)

(i)	Credit losses from financial instruments and lease receivables (continued)

BASIS OF CALCULATION OF INTEREST INCOME

Interest income recognised in accordance with Note 2(z)(v) is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit-impaired, in which case interest income is calculated based on the amortised cost (i.e. the gross carrying amount less loss allowance) of the financial asset.

At each reporting date, the Group assesses whether a financial asset is credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable events:

•	significant financial difficulties of the debtor;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	it becoming probable that the borrower will enter into bankruptcy or other financial reorganisation;

•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; or

•	the disappearance of an active market for a security because of financial difficulties of the issuer.

WRITE-OFF POLICY

The gross carrying amount of a financial asset and lease receivable is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.

Subsequent recoveries of an asset that was previously written off are recognised as a reversal of impairment in consolidated income statement in the period in which the recovery occurs.

(ii)	Credit losses from financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the “holder”) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

After initial recognition at fair value, the Group, as an issuer of such a contract, subsequently measure it at the higher of: (i) the amount of the loss allowance and (ii) the amount initially recognised less, when appropriate, the cumulative amount of income recognised.

The Group monitors the risk that the specified debtor will default on the contract and recognises a provision when ECLs on the financial guarantees are determined to be higher than the amount recorded in respect of the guarantees (i.e. the amount initially recognised, less accumulated amortisation).

2	Significant accounting policies (continued)

(l)	Credit losses and impairment of assets (continued)

(ii)	Credit losses from financial guarantees issued (continued)

To determine ECLs, the Group considers changes in the risk of default of the specified debtor since the issuance of the guarantee. A 12-month ECL is measured unless the risk that the specified debtor will default has increased significantly since the guarantee is issued, in which case a lifetime ECL is measured. The same definition of default and the same assessment of significant increase in credit risk as described in Note 2(l)(i) apply.

As the Group is required to make payments only in the event of a default by the specified debtor in accordance with the terms of the instrument that is guaranteed, an ECL is estimated based on the expected payments to reimburse the holder for a credit loss that it incurs less any amount that the Group expects to receive from the holder of the guarantee, the specified debtor or any other party. The amount is then discounted using the current risk-free rate adjusted for risks specific to the cash flows.

(iii)	Impairment of other non-current assets

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

•	Investment properties;

•	Other property, plant and equipment;

•	Right-of-use assets;

•	Construction in progress;

•	Goodwill;

•	Investments in subsidiaries, associates and joint ventures in the Company’s statement of financial position.

If any such indication exists, the asset’s recoverable amount is estimated. The recoverable amount of goodwill is estimated annually whether or not there is any indication of impairment.

•	CALCULATION OF RECOVERABLE AMOUNT

The recoverable amount of an asset is the higher of its fair value less costs of disposal and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

•	RECOGNITION OF IMPAIRMENT LOSSES

An impairment loss is recognised in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal (if measurable), or value in use (if determinable).

2	Significant accounting policies (continued)

(l)	Credit losses and impairment of assets (continued)

(iii)	Impairment of other non-current assets (continued)

•	REVERSALS OF IMPAIRMENT LOSSES

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(iv)	Interim financial reporting and impairment

Under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with IAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (Note 2(l)(iii)).

Impairment losses recognised in an interim period in respect of goodwill, if any, are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss of any, would have been recognised had the impairment been assessed only at the end of the financial year to which the interim period relates.

(m)	Inventories

Inventories, which consist primarily of consumable spare parts and supplies, are stated at cost less any applicable provision for obsolescence, and are charged to consolidated income statement when used in operations. Cost represents the average unit cost.

Inventories held for sale or disposal are carried at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

2	Significant accounting policies (continued)

(n)	Contract assets and contract liabilities

A contract asset is recognised when the Group recognises revenue (see Note 2(z)) before being unconditionally entitled to the consideration under the payment terms set out in the contract. Contract assets, if any, are assessed for ECL and are reclassified to receivables when the right to the consideration has become unconditional (see Note 2(o)).

A contract liability is recognised when the customer pays non-refundable consideration before the Group recognises the related revenue (see Note 2(z)). A contract liability would also be recognised if the Group has an unconditional right to receive non-refundable consideration before the Group recognises the related revenue. In such cases, a corresponding receivable would also be recognised (see Note 2(o)).

For a single contract with the customer, either a net contract asset or a net contract liability is presented. For multiple contracts, contract assets and contract liabilities of unrelated contracts are not presented on a net basis.

(o)	Trade and other receivables

A receivable is recognised when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognised before the Group has an unconditional right to receive consideration, the amount is presented as a contract asset (see Note 2(n)).

Receivables are stated at amortised cost using the effective interest method less allowance for credit losses (see Note 2(l)(i)).

(p)	Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in consolidated income statement over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(q)	Trade and other payables

Trade and other payables are initially recognised at fair value. Except for financial guarantee liabilities measured in accordance with Note 2 (l)(ii), trade and other payables are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

2	Significant accounting policies (continued)

(r)	Non-current assets held for sale

A non-current asset (or disposal group) is classified as held for sale if it is highly probable that its carrying amount will be recovered through a sale transaction rather than through continuing use and the asset (or disposal group) is available for sale in its present condition. A disposal group is a group of assets to be disposed of together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred in the transaction.

Immediately before classification as held for sale, the measurement of the non-current assets (and all individual assets and liabilities in a disposal group) is brought up-to-date in accordance with the accounting policies before the classification. Then, on initial classification as held for sale and until disposal, the non-current assets (except for certain assets as explained below), or disposal groups, are recognised at the lower of their carrying amount and fair value less costs to sell. The principal exceptions to this measurement policy so far as the financial statements of the Group and the Company are concerned are deferred tax assets, assets arising from employee benefits, financial assets (other than investments in subsidiaries, associates and joint ventures) and investment properties. These assets, even if held for sale, would continue to be measured in accordance with the policies set out elsewhere in Note 2.

Impairment losses on initial classification as held for sale, and on subsequent remeasurement while held for sale, are recognised in profit or loss. As long as a non-current asset is classified as held for sale, or is included in a disposal group that is classified as held for sale, the non-current asset is not depreciated or amortised.

(s)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been generally within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement. Cash and cash equivalents are assessed for ECL in accordance with the policy set out in Note 2(l)(i).

(t)	Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

2	Significant accounting policies (continued)

(u)	Dividend distribution

Dividend distribution to the Company’s shareholders is recognised as a liability in the Group’s consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders.

(v)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

(w)	Deferred benefits and gains

In connection with the acquisitions of certain aircraft and engines, the Group receives various credits. Such credits are deferred until the aircraft and engines are delivered, at which time they are applied as a reduction of the cost of acquiring the aircraft and engines, resulting in a reduction of future depreciation.

(x)	Convertible bonds

(i)	Convertible bonds that contain an equity component

Convertible bonds that can be converted into ordinary shares at the option of the holder, where the number of shares to be issued is fixed, are accounted for as compound financial instruments, i.e. they contain both a liability component and an equity component.

At initial recognition, the liability component of the convertible bonds is measured at fair value based on the future interest and principal payments, discounted at the prevailing market rate of interest for similar non-convertible instruments. The equity component is the difference between the initial fair value of the convertible bonds as a whole and the initial fair value of the liability component. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost. Interest expense recognised in profit or loss on the liability component is calculated using the effective interest method. The equity component is recognised in the other reserve until either the bonds are converted or redeemed.

If the bonds are converted, the other reserve, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the bonds are redeemed, the other reserve is released directly to retained profits.

2	Significant accounting policies (continued)

(x)	Convertible bonds (continued)

(ii)	Other convertible bonds

Convertible bonds which do not contain an equity component are accounted for as follows:

At initial recognition, the derivative component of the convertible bonds is measured at fair value and presented as part of derivative financial instruments (see note 2(g)). Any excess of proceeds over the amount initially recognised as the derivative component is recognised as the host liability component. Transaction costs that relate to the issue of the convertible bonds are allocated to the host liability and are recognised initially as part of the liability.

The derivative component is subsequently remeasured in accordance with note 2(g). The host liability component is subsequently carried at amortised cost. Interest expense recognised in profit or loss on the host liability component is calculated using the effective interest method.

If the bonds are converted, the derivative financial instruments, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the bonds are redeemed, any difference between the amount paid and the carrying amounts of both components is recognised in profit or loss.

(y)	Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in consolidated income statement except to the extent that they relate to items recognised in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognised in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting year, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

2	Significant accounting policies (continued)

(y)	Income tax (continued)

The limited exception to the recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries, associates and joint ventures to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future and it is probable that future taxable profit will be available against which the temporary difference can be utilised.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period and are expected to apply when related deferred tax asset is realised or the deferred tax liability is settled. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

•	in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

•	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

•	the same taxable entity; or

•

different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

2	Significant accounting policies (continued)

(z)	Revenue and other income

Income is classified by the Group as revenue when it arises from the sale of goods, the provision of services or the use by others of the Group’s assets under leases in the ordinary course of the Group’s business.

Revenue is recognised when control over a product or service is transferred to the customer, or the lessee has the right to use the asset, at the amount of promised consideration to which the Group is expected to be entitled, excluding those amounts collected on behalf of third parties. Revenue excludes value added tax or other sales taxes and is after deduction of any trade discounts.

Further details of the Group’s revenue and other income recognition policies are as follows:

(i)	Passenger, cargo and mail revenue

Revenue is recognised when passenger, cargo and mail transportation services are provided. Unearned passenger revenue at the reporting date is included within “sales in advance of carriage” in the consolidated statement of financial position.

Ticket breakage relates to a portion of contractual rights that the Group does not expect to be exercised.

When the Group expects that the consideration received in advance of carriage is not refundable, and the customer is likely to give up a portion of the contractual rights, the Group recognises, in proportion to the pattern of rights exercised by the customer, the breakage amount to which the Group expects to be entitled as revenue. If the Group does not expect to be entitled to a breakage amount, the Group recognises the expected breakage amount as revenue when the likelihood of the customer exercising its remaining rights becomes remote.

Revenue from airline-related business is recognised when the customers obtain control of the relevant services.

The incremental costs of obtaining a contract are those costs that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained (for example, a sales commission). As a practical expedient, the Group recognises sales commission (that are regarded as directly related incremental costs of obtaining transportation contracts) as an expense when incurred, as the amortisation period is one year or less.

(ii)	Frequent flyer revenue

The Group maintains two major frequent flyer award programmes, namely, the China Southern Airlines Sky Pearl Club and the Xiamen Airlines’ Egret Card Frequent Flyer Programme, which provide travel and other awards to members based on accumulated mileages.

According to the frequent flyer award programmes, the Group allocates the transaction price received in relation to mileage earning flights to flight and mileage awarded on a relative stand-alone selling price basis, and recognised the portion allocated to mileage awarded as “contract liabilities”. The mileage awarded to customers by third parties through means other than flights are initially recognised as “contract liabilities”.

The Group estimates the standalone selling price of mileage awarded through mileage earning flights based on inputs and assumptions derived from historical data, including the estimates on the percentage of mileage awarded that are expected to be redeemed (“expected redemption rate”). Contract liabilities in relation to mileage awarded are subsequently recognised as revenue when the mileage is redeemed and the related benefits are received or used. Revenue on redeemed flights is recognised in accordance with the accounting policy set out in Note 2(z)(i), and revenue on redeemed goods or services is recognised when the customers obtain control of the goods or services.

2	Significant accounting policies (continued)

(z)	Revenue and other income (continued)

(iii)	Rental income from operating leases

Rental income receivable under operating leases is recognised in consolidated income statement in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

(iv)	Dividends

•	Dividend income from unlisted investments is recognised when the shareholder’s right to receive payment is established.

•	Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

(v)	Interest income

Interest income is recognised as it accrues under the effective interest method using the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the gross carrying amount of the financial asset. For financial assets measured at amortised cost or FVOCI (recycling) that are not credit-impaired, the effective interest rate is applied to the gross carrying amount of the asset. For credit-impaired financial assets, the effective interest rate is applied to the amortised cost (i.e. gross carrying amount net of loss allowance) of the asset (see Note 2(l)(i)).

(vi)	Government grants

Government grants are recognised in the consolidated statement of financial position initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognised as income in consolidated income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognised in profit or loss over the useful life of the asset by way of reduced depreciation expense.

(aa)	Traffic commissions

Traffic commissions are expensed in the consolidated income statement when the transportation is provided and the related revenue is recognised. Traffic commissions for transportation not yet provided are recorded on the consolidated statement of financial position as prepaid expense.

2	Significant accounting policies (continued)

(ab)	Maintenance and overhaul costs

In respect of owned and leased aircraft, components within the aircraft subject to replacement during major overhauls are recognised as Note 2(i) and Note 2(k). Other routine maintenance, repairs and overhauls are charged to consolidated income statement as and when incurred.

In respect of certain leased aircraft, the Group has responsibility to fulfil certain return conditions under relevant lease agreements. In order to fulfil these return conditions, major overhauls are required to be conducted. Accordingly, except for the estimated costs of major overhauls recognised as right-of-use assets at the lease commencement date, see Note 2(k), other estimated costs of major overhauls are accrued and charged to the consolidated income statement over the estimated overhaul period. Differences between the estimated costs and the actual costs of overhauls are charged to consolidated income statement in the period when the overhaul is performed.

(ac)	Borrowing costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. Other borrowing costs are expensed in the period in which they are incurred.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

Borrowing costs include interest expense, finance charges in respect of lease liabilities and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

(ad)	Employee benefits

(i)	Short term employee benefits and contributions to defined contribution retirement schemes

Salaries, annual bonuses and contributions to defined contribution retirement schemes are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii)	Termination benefits

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

2	Significant accounting policies (continued)

(ad)	Employee benefits (continued)

(iii)	Retirement benefits

According to IAS 19, Employee Benefits, an entity shall account not only for its legal obligation under the formal terms of a defined benefit plan, but also for any constructive obligation that arises from the entity’s informal practices where the entity has no realistic alternative but to pay the employee benefits. The Group believes the payments of welfare subsidy to those retirees who retired before the establishment of Pension Scheme are discretionary and have not created a legal or constructive obligation. Such payments are made according to the Group’s business performance, and can be suspended at any time.

(ae)	Translation of foreign currencies

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Renminbi, which is the Company’s functional and the Group’s presentation currency.

Foreign currencies transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People’s Bank of China (“PBOC”) prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the PBOC exchange rates prevailing at the end of the reporting period. Exchange gains and losses are recognised in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into Renminbi at the PBOC exchange rates prevailing at the transaction dates. The transaction date is the date on which the Group initially recognises such non-monetary assets or liabilities. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into Renminbi at the PBOC exchange rates prevailing at the dates the fair value was determined.

The results of foreign operations are translated into Renminbi at the PBOC exchange rates approximating the foreign exchange rates prevailing at the dates of the transactions. Statement of financial position items are translated into Renminbi at the PBOC exchange rates prevailing at the end of the reporting period. The resulting exchange differences are recognised in other comprehensive income and accumulated separately in equity in the exchange reserve.

(af)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

2	Significant accounting policies (continued)

(af)	Related parties (continued)

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(viii)	The entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the Group’s parent.

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(ag)	Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s most senior executive management, who is the chief operating decision maker, for the purposes of allocating resources to, and assessing the performance of, the Group’s various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

3	Accounting estimates and judgements

The Group’s financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the consolidated financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an ongoing basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in condition and assumptions are factors to be considered when reviewing the financial statements. In addition to the assumptions and estimates regarding fair value measurements of financial instruments disclosed in Note 4(g), the Group believes the following also involve key accounting estimates and judgements used in the preparation of the financial statements.

(a)	Impairment of long-lived assets (other than goodwill)

As discussed in Note 2(l)(iii), at the end of each reporting period, the Group tests for impairment for long-lived assets or cash-generating units (“CGUs”) (a portion of which related to aircraft and other flight equipment including rotables in property, plant and equipment, aircraft and engines in right-of-use assets(“aircraft and related equipment”)) to determine whether the recoverable amounts have declined below the carrying amounts. If circumstances indicate that the carrying amount of long-lived assets or CGUs may not be recoverable, the assets or CGUs may be considered “impaired”, and an impairment loss may be recognised.

The recoverable amount of assets or CGUs are the higher of the fair value less costs of disposal and value in use. As the fair value of certain assets or CGUs may not be publicly available, the Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions for projections of traffic revenue and operating costs and discount rates. In particular, in determining the value in use of the Group’s aircraft and related equipment, significant judgements are required on the accounting estimates which are based on the assumptions relating to traffic revenue growth rates, operating costs growth rates and discount rates applied, among which, operating costs consist of jet fuel costs, landing and navigation fees, maintenance expenses, payroll and welfare.

(b)	Frequent flyer revenue

According to the frequent flyer award programmes, the allocation of stand-alone selling price of the mileage awarded involves the estimation of the expected redemption rate. The expected redemption rate is estimated based on historical experience of mileage redemption, taking into consideration future mileage redemption patterns, which are associated with changes in the terms to mileage programs and customer behaviour. Different estimates could significantly affect the estimated contract liabilities and the results of operations.

(c)	Income tax

Deferred tax assets are recognized related to operating loss carryforwards that will reduce future taxable income. The Group needs to make judgements and estimates in assessing the realizability of the operating loss carryforwards. Different estimates could significantly affect the deferred income tax assets and income tax expense in the year in which such determination is made.

3	Accounting estimates and judgements (continued)

(d)	Depreciation and amortisation

As disclosed in Note 2(i) and Note 2(k), components related to engine overhaul costs under property, plant and equipment and right-of-use assets were depreciated on the units of production method based on flying hours. The expected flying hours of engines are based on the Group’s historical overhaul experience with similar engine models. Except for components related to engine overhaul costs, other property, plant and equipment and right-of-use assets are depreciated or amortised on a straight-line basis over the estimated useful lives or lease term, which is shorter, after taking into account the estimated residual value. The useful lives are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The Group reviews the estimated useful lives of assets annually in order to determine the amount of depreciation and amortisation expense to be recorded during any financial year. The depreciation and amortisation expense for future periods is adjusted if there are significant changes from previous estimates.

(e)	Provision for major overhauls

As disclosed in Note 2(k) and Note 2(ab), provision for the cost of major overhauls to fulfil the lease return conditions involves estimation of the expected overhaul cycles and overhaul costs, which are based on the historical experience of actual costs incurred for overhauls of airframes and engines of the same or similar types and current economic and airline-related developments. Different estimates could significantly affect the estimated provision and the results of operations.

(f)	Ticket breakage revenue

The Group recognises, in proportion to the pattern of rights exercised by the customer, the breakage amount to which the Group expects to be entitled as ticket breakage revenue. Such portion is estimated based on the Group’s historical experiences, and the estimated revenue is recognised only to the extent that it is highly probable that a significant reversal in cumulative revenue recognised will not occur when the uncertainty is resolved. Different estimates could significantly affect the ticket breakage revenue recognised in the current financial year.

4	Financial risk management and fair values

The Group is exposed to liquidity, interest rate, currency, credit risks and commodity jet fuel price risk in the normal course of business. The Group’s overall risk management programme focuses on the unpredictability of financial market and seeks to minimise the adverse effects on the Group’s financial performance. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

4	Financial risk management and fair values (continued)

(a)	Liquidity risk

As at 31 December 2020, the Group’s current liabilities exceeded its current assets by RMB56,696 million. For the year ended 31 December 2020, the Group recorded a net cash inflow from operating activities of RMB2,698 million, a net cash outflow from investing activities of RMB8,049 million and a net cash inflow from financing activities of RMB28,945 million, which in total resulted in a net increase in cash and cash equivalents of RMB23,594 million.

The Group is dependent on its ability to maintain adequate cash inflow from operations, its ability to maintain existing external financing, and its ability to obtain new external financing to meet its debt obligations as they fall due and to meet its committed future capital expenditures. The Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. As at 31 December 2020, the Group had banking facilities with several banks and financial institutions for providing bank financing up to approximately RMB315,452 million, of which approximately RMB228,188 million was unutilised. The Directors of the Company believe that sufficient financing will be available to the Group when and where needed.

The following tables show the remaining contractual maturities at the end of the reporting period of the Group’s non-derivative financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates current at the end of the reporting period) and the earliest date the Group can be required to pay:

	2020 Contractual undiscounted cash outflow
	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total	Carrying amount at 31 December
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Borrowings	41,378	8,350	15,420	21,190	86,338	78,233
Lease liabilities	25,752	23,989	54,653	36,382	140,776	121,213
Trade and other payables and accrued charges	20,892	—	—	—	20,892	20,892
Long-term payables	111	111	207	—	429	385

	88,133	32,450	70,280	57,572	248,435	220,723

	2019 Contractual undiscounted cash outflow
	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total	Carrying amount at 31 December
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Borrowings	38,304	4,251	8,720	2,007	53,282	51,180
Lease liabilities	25,404	23,860	63,003	44,814	157,081	134,074
Trade and other payables and accrued charges	21,300	—	—	—	21,300	21,300

	85,008	28,111	71,723	46,821	231,663	206,554

4	Financial risk management and fair values (continued)

(b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s borrowings and lease liabilities issued at floating and fixed interest rates expose the Group to cash flow interest rate risk and fair value interest rate risk, respectively. The Group determines the ratio of fixed-rate and floating-rate instruments according to the market environment and maintains an appropriate combination of fixed-rate and floating-rate instruments by reviewing and monitoring it on a regular basis.

Interest rate swaps, denominated in United States Dollars (“USD”), have been entered into to mitigate its cash flow interest rate risk. Under the interest rate swaps, the Group agrees with other third parties to exchange, at specified intervals (primarily quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts (Note 27(iv)).

Cross currency swaps have been entered into to mitigate its interest rate risk and foreign currency risk. Under the cross currency swaps, the Group agrees with other third parties to exchange the floating interest and principal payments in USD for fixed interest and principal payments in RMB for certain USD bank loans. As at 31 December 2020, all cross currency swaps had been settled (Note 27(i)).

As at 31 December 2020, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have increased/decreased the Group’s loss after tax and decreased/increased the Group’s retained profits by approximately RMB315 million (31 December 2019: decreased/increased the Group’s profit after tax and retained profits by approximately RMB559 million).

The sensitivity analysis above indicates the instantaneous change in the Group’s loss/profit after tax and retained profits and other components of consolidated equity that would arise assuming that the change in interest rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Group which expose the Group to fair value interest rate risk at the end of the reporting period. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by the Group at the end of the reporting period, the impact on the Group’s loss/profit after tax (and retained profits) and other components of consolidated equity is estimated as an annualised impact on interest expense or income of such a change in interest rates. This analysis is performed on the same basis as that for 2019.

4	Financial risk management and fair values (continued)

(c)	Foreign currency risk

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the PBOC or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as majority of the Group’s lease liabilities (Note 36) are denominated in foreign currencies, principally USD, Euro and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency liabilities generally exceed its foreign currency assets.

The following table indicates the instantaneous change in the Group’s loss/profit after tax and retained profits that would arise if foreign exchange rates to which the Group has significant exposure at the end of the reporting period had changed at that date, assuming all other risk variables remained constant. The range of such sensitivity was considered to be reasonably possible at the end of the reporting date.

	2020
	Appreciation/ (depreciation) of Renminbi against foreign currency	Decrease/ (increased) on loss after tax and increase/(decrease) on retained profits RMB million
USD	1%	367
	(1%)	(367)

Euro	1%	24
	(1%)	(24)

Japanese Yen	10%	74
	(10%)	(74)

	2019
	Appreciation/ (depreciation) of Renminbi against foreign currency	Increase/ (decrease) on profit after tax and retained profits RMB million
USD	1%	434
	(1%)	(434)

Euro	1%	26
	(1%)	(26)

Japanese Yen	10%	94
	(10%)	(94)

4	Financial risk management and fair values (continued)

(c)	Foreign currency risk (continued)

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group entities’ loss/profit after tax and retained profits measured in the respective functional currencies, translated into Renminbi at the exchange rate ruling at the end of the reporting period for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments, borrowings, and lease liabilities held by the Group which expose the Group to foreign currency risk at the end of the reporting period, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group’s presentation currency. The analysis is performed on the same basis for 2019.

(d)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. The Group’s credit risk is primarily attributable to cash and cash equivalents, trade receivables, other receivables and derivative financial instruments.

Cash and cash equivalents

Substantially all of the Group’s cash and cash equivalents are deposited with major reputable PRC financial institutions, which management believes are of high credit quality. As the counterparties have favourable credit ratings, the Group does not expect there to be a risk of default.

Trade receivables

A significant portion of the Group’s air tickets are sold by agents participating in the Billing and Settlement Plan (“BSP”), a clearing scheme between airlines and sales agents organised by International Air Transportation Association. The use of the BSP reduces credit risk to the Group. As at 31 December 2020, the balance due from BSP agents amounted to RMB293 million (31 December 2019: RMB984 million). The credit risk exposure to BSP and the remaining trade receivables balance are monitored by the Group on an ongoing basis and the relevant credit risk is within management’s expectations.

The Group measures loss allowances for trade receivables at an amount equal to lifetime ECLs, which is calculated using a provision matrix. As the Group’s historical credit loss experience indicates significantly different loss patterns for different customer segments, the loss allowance based on past due status is further distinguished between air ticket receivables, mileage credits sales receivables, general aviation service receivables, receivables on cooperation flights and other trade receivables.

4	Financial risk management and fair values (continued)

(d)	Credit risk (continued)

Trade receivables (continued)

The following table provides information about the Group’s exposure to credit risk and ECLs for air ticket receivables as at 31 December 2020:

	31 December 2020
	Expected loss rate	Gross carrying amount	Loss allowance
	%	RMB million	RMB million
Within 3 months	0.01%	1,461	—
More than 3 months but less than 1 year	50.00%	7	4
More than 1 year but less than 2 years	100.00%	6	6
More than 2 years but less than 3 years	100.00%	5	5
More than 3 years	100.00%	13	13

		1,492	28

	31 December 2019
	Expected loss rate	Gross carrying amount	Loss allowance
	%	RMB million	RMB million
Within 3 months	0.01%	1,877	—
More than 3 months but less than 1 year	50.00%	11	6
More than 1 year but less than 2 years	100.00%	7	7
More than 2 years but less than 3 years	100.00%	—	—
More than 3 years	100.00%	16	16

		1,911	29

Expected loss rates are estimated with reference to actual loss experience over the past years. These rates are adjusted to reflect differences between economic conditions during the period over which the historical data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables.

The credit risk of mileage credits sales receivables, general aviation service receivables and receivables on cooperation flights are considered to be low. The Group does not make credit loss allowance for these receivables.

The Group measures loss allowance for other trade receivables amounted to RMB15 million (31 December 2019: RMB7 million) based on ECLs.

4	Financial risk management and fair values (continued)

(d)	Credit risk (continued)

Trade receivables (continued)

Movement in the loss allowance account in respect of trade receivables during the year is as follows:

	2020	2019
	RMB million	RMB million
Balance at 1 January	36	36

Amounts written off during the year	(3)	(11)
Impairment losses written back	(1)	(1)
Impairment losses recognised during the year	11	12

Balance at 31 December	43	36

Other receivables

The Group measures the loss allowance for other receivables equal to 12-month ECLs, unless when these has been a significant increase in credit risk since initial recognition, the Group recognises lifetime ECLs.

Set out below are the movements of loss allowances measured at 12-month and lifetime expected credit losses for the financial assets included in other receivables.

	2020				2019
		Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	Stage 1 12-month ECLs	Lifetime ECLs (not credit – impaired)	Lifetime ECLs (credit –impaired)	Total	12-month ECLs	Lifetime ECLs (not credit – impaired)	Lifetime ECLs (credit –impaired)	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
As at 1 January	1	4	—	5	1	2	2	5
Accrual	3	5	148	156	—	2	—	2
Reversal	(2)	—	—	(2)	—	—	—	—
Write-off	—	—	—	—	—	—	(2)	(2)

As at 31 December	2	9	148	159	1	4	—	5

Derivative financial instruments

The Group entered into derivative financial instruments arrangements with counterparties such as banks. Such arrangements are settled in net. As the counterparties have favourable credit ratings, the Group does not expect there to be a risk of default.

4	Financial risk management and fair values (continued)

(e)	Jet fuel price risk

The Group’s results of operations may be significantly affected by fluctuations in fuel prices since the jet fuel expenses are a significant cost for the Group. A reasonable possible increase/decrease of 10% (2019: 10%) in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased/decreased the fuel costs by approximately RMB1,880 million (2019: RMB4,281 million). The sensitivity analysis indicates the instantaneous change in the Group’s jet fuel costs that would arise assuming that the change in fuel price had occurred at the beginning of the financial year.

(f)	Capital management

The Group’s primary objectives in managing capital are to safeguard the Group’s ability to continue as a going concern, and to generate sufficient profit to maintain growth and provide returns to its shareholders, by securing access to finance at a reasonable cost.

The Group manages the amount of capital in proportion to risk and manages its debt portfolio in conjunction with projected financing requirements. The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. During 2020, the Group’s strategy, which was unchanged from 2019, was to maintain a debt ratio at a range of levels to support the operations and development of the Group’s business in the long run. In order to maintain or adjust the debt ratio, the Group may adjust the amount of dividends paid to shareholders, issue new shares, return capital to shareholders, raise new debt financing or sell assets to reduce debt.

Except for the compliance of certain financial covenants for maintaining the Group’s banking facilities and borrowings, the Group is not subject to any externally imposed capital requirements. The Group complied with the financial covenants attached to borrowings as of and for the years ended 31 December 2020 and 2019.

4	Financial risk management and fair values (continued)

(g)	Fair value

(i)	Financial instruments carried at fair value

FAIR VALUE HIERARCHY

The following table presents the carrying value of financial instruments measured at the end of the reporting period on a recurring basis, categorised into the three-level fair value hierarchy as defined in IFRS 13, Fair value measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

•	Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date

•

Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available

•	Level 3 valuations: Fair value measured using significant unobservable inputs

			Fair value measurements as at 31 December 2020 categorised into
		Fair value at 31 December 2020	Level 1	Level 2	Level 3
	Note	RMB million	RMB million	RMB million	RMB million
Recurring fair value measurement
Financial assets/(liabilities):
Other equity instrument investments:
– Non-listed shares	26	100	—	—	100
– Non-tradable shares	26	699	—	—	699

Other non-current financial assets:
– Listed shares	26	64	64	—	—
– Non-listed shares	26	28	—	—	28

Derivative financial liabilities:
– Interest rate swaps	27	(53)	—	(53)	—
– Derivative component of convertible bonds	27	(3,092)	—	(3,092)	—
– Forward foreign exchange and foreign exchange options contracts	27	(56)	—	(56)	—

4	Financial risk management and fair values (continued)

(g)	Fair value (continued)

(i)	Financial instruments carried at fair value (continued)

FAIR VALUE HIERARCHY (CONTINUED)

			Fair value measurements as at 31 December 2019 categorised into
		Fair value at 31 December 2019	Level 1	Level 2	Level 3
	Note	RMB million	RMB million	RMB million	RMB million
Recurring fair value measurement
Financial assets:
Other equity instrument investments:
– Non-listed shares	26	188	—	—	188
– Non-tradable shares	26	861	—	—	861

Other non-current financial assets:
– Listed shares	26	74	74	—	—
– Non-listed shares	26	32	—	—	32

Derivative financial assets:
– Interest rate swaps	27	3	—	3	—
– Cross currency swaps	27	187	—	187	—
– Forward foreign exchange contracts	27	31	—	31	—

During the years ended 31 December 2020 and 2019, there were no transfers among level 1, level 2 and level 3. The Group’s policy is to recognise transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

Valuation techniques and inputs used in Level 2 fair value measurements

Fair value of interest rate swaps in derivative financial assets/(liabilities) is measured by discounting the expected receivable or payable amounts under the assumption that these swaps had been terminated at the end of the reporting period. The discount rates used are the US Treasury bond yield curve as at the end of the reporting period.

Fair value of forward foreign exchange and foreign exchange options contracts is determined using quoted forward exchange rates at the reporting date and present value calculations based on high credit quality yield curves in the respective currencies.

4	Financial risk management and fair values (continued)

(g)	Fair value (continued)

(i)	Financial instruments carried at fair value (continued)

FAIR VALUE HIERARCHY (CONTINUED)

Valuation techniques and inputs used in Level 2 fair value measurements (continued)

Fair value of derivative component of convertible bonds is measured by using the Binomial Model. The major inputs used in the Binomial Model are:

At 31 December 2020
Conversion price	RMB6.24
Stock price of A shares	RMB6.01
Stock market volatility	35.38%
Risk-free interest rate	3.14%

Fair value of cross currency swaps is the estimated amount that the Group would receive or pay to terminate the swaps at the end of the reporting period, taking into account current exchange rates and interest rates and the current creditworthiness of the swap counterparties.

Information about Level 3 fair value measurements

	Valuation technique	Significant unobservable inputs	Range
Other equity instruments investments

– Non-listed shares (1)&(3)	Market comparable companies	Discount for lack of marketability	42%

– Non-tradable shares (2)&(3)	Discounted cash flow	Expected profit growth rate during the projection period	-10%-15%
		Perpetual growth rate	3%
		Perpetual dividend payout rate	80%
		Expected dividend payout rate during the projection period	33%
		Discount rate	10.09%

Other non-current financial assets

– Non-listed shares (2)	Discounted cash flow	Expected profit growth rates during the projection period	5%-15%
		Perpetual growth rates	1%-4%
		Perpetual dividend payout rates	80%
		Expected dividend payout rates during the projection period	27%-43%
		Discount rates	9.72%-11.64%

4	Financial risk management and fair values (continued)

(g)	Fair value (continued)

(i)	Financial instruments carried at fair value (continued)

FAIR VALUE HIERARCHY (CONTINUED)

Information about Level 3 fair value measurements (continued)

(1)

The fair value of non-listed shares are determined by using comparable listed companies adjusted for lack of marketability discount. The fair value measurement is negatively correlated to the discount for lack of marketability.

(2)

The fair value of these non-tradable shares and non-listed shares is determined by discounting projected cash flow series associated with respective investments. The valuation takes into account the expected profit growth rates and expected dividend payout rate of the investees. The discount rates used have been adjusted to reflect specific risks relating to respective investees. The fair value measurement is positively correlated to the expected profit growth rates during the projection period, perpetual growth rate, perpetual dividend payout rate and expected dividend payout rates during the projection period of respective investees, and negatively correlated to the discount rates.

(3)

Any gain or loss arising from the remeasurement of the Group’s unlisted or non-tradable equity securities held for strategic purposes are recognised in the fair value reserve (non-recycling) in other comprehensive income. Upon disposal of the equity securities, the amount accumulated in other comprehensive income is transferred directly to retained earnings.

(ii)	Financial instruments not carried at fair value

All other financial instruments, including cash and cash equivalents, amounts due from/to related companies, trade and other receivables, trade and other payables, borrowings and lease liabilities are carried at amounts not materially different from their fair values as at 31 December 2020 and 2019.

5	Operating revenue

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, and other extended transportation services.

(i)	Disaggregation of revenue

Disaggregation of revenue from contracts with customers by major services lines is as follow:

		2020	2019
	Note	RMB million	RMB million
Revenue from contracts with customers within the scope of IFRS 15:
Disaggregated by service lines
– Traffic revenue
– Passenger		70,534	138,502
– Cargo and mail		16,493	9,615
– Commission income		2,771	2,952
– General aviation income		508	564
– Cargo handling income		507	359
– Hotel and tour operation income		390	712
– Ground services income		210	409
– Air catering income		273	353
– Others		689	654

		92,375	154,120

Revenue from other sources:
– Rental income	19(g)	186	202

		92,561	154,322

Disaggregation of revenue from contracts with customers by the timing of revenue recognition and by geographic markets is disclosed in Notes 6(a) and 6(b) respectively.

(ii)	Revenue expected to be recognised in the future arising from contracts with customers in existence at the reporting date

As at 31 December 2020, the aggregated amount of the transaction price allocated to the remaining performance obligation, which is the unredeemed credits under the frequent flyer award programmes, amounted to RMB3,196 million (31 December 2019: RMB3,331 million) (Note 38). This amount represents revenue expected to be recognised in the future when the customers obtain control of the goods or services.

6	Segment reporting

(a)	Business segments

The Group has two reportable operating segments “airline transportation operations” and “other segments”, according to internal organisation structure, managerial needs and internal reporting system. “Airline transportation operations” comprises the Group’s passenger and cargo and mail operations. “Other segments” includes hotel and tour operation, air catering services, ground services, cargo handling and other miscellaneous services.

6	Segment reporting (continued)

(a)	Business segments (continued)

For the purposes of assessing segment performance and allocating resources between segments, the Group’s chief operating decision maker (“CODM”) monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People’s Republic of China Accounting Standards for Business Enterprises (“PRC GAAP”). As such, the amount of each material reconciling item from the Group’s reportable segment (loss)/profit before taxation, assets and liabilities, which arises from different accounting policies, are set out in Note 6 (c).

Inter-segment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

Information regarding the Group’s reportable segments as provided to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is set out below.

The segment results of the Group for the year ended 31 December 2020 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Disaggregated by timing of revenue recognition
Point in time	2,856	1,727	(1,483)	—	3,100
Over time	89,196	2,448	(2,183)	—	89,461

Revenue from external customers	91,722	839	—	—	92,561
Inter-segment sales	330	3,336	(3,666)	—	—

Reportable segment revenue	92,052	4,175	(3,666)	—	92,561

Reportable segment loss before taxation	(14,727)	(112)	1	(348)	(15,186)

Reportable segment loss after taxation	(11,388)	(61)	1	(372)	(11,820)

Other segment information
Income tax	(3,339)	(51)	—	24	(3,366)
Interest income	328	26	(32)	—	322
Interest expense	6,739	11	(34)	—	6,716
Depreciation and amortisation	24,438	143	—	—	24,581
Impairment loss	4,015	2	—	—	4,017
Credit losses	153	11	—	—	164
Share of associates’ results	—	—	—	(776)	(776)
Share of joint ventures’ results	—	—	—	309	309
Change in fair value of financial assets/liabilities	—	—	—	53	53
Non-current assets additions during the year#	24,039	547	(49)	—	24,537

6	Segment reporting (continued)

(a)	Business segments (continued)

The segment results of the Group for the year ended 31 December 2019 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Disaggregated by timing of revenue recognition
Point in time	2,996	2,747	(2,401)	—	3,342
Over time	149,799	2,785	(1,604)	—	150,980

Revenue from external customers	152,591	1,731	—	—	154,322
Inter-segment sales	204	3,801	(4,005)	—	—

Reportable segment revenue	152,795	5,532	(4,005)	—	154,322

Reportable segment profit before taxation	3,020	558	2	490	4,070

Reportable segment profit after taxation	2,224	446	2	423	3,095

Other segment information
Income tax	796	112	—	67	975
Interest income	64	41	(31)	—	74
Interest expense	5,833	43	(31)	—	5,845
Depreciation and amortisation	24,256	354	—	—	24,610
Impairment loss	38	—	—	—	38
Credit losses	11	2	—	—	13
Share of associates’ results	—	—	—	(178)	(178)
Share of joint ventures’ results	—	—	—	365	365
Remeasurement of the originally held equity interests in a joint venture	—	—	—	13	13
Change in fair value of financial assets/liabilities	—	—	—	265	265
Non-current assets additions during the year#	44,851	739	—	—	45,590

6	Segment reporting (continued)

(a)	Business segments (continued)

The segment assets and liabilities of the Group as at 31 December 2020 and 31 December 2019 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
As at 31 December 2020
Reportable segment assets	317,741	6,019	(4,209)	6,564	326,115
Reportable segment liabilities	239,968	2,237	(4,154)	3,201	241,252

As at 31 December 2019
Reportable segment assets	295,439	7,048	(3,662)	7,821	306,646
Reportable segment liabilities	230,738	2,458	(3,604)	—	229,592

*

Unallocated assets primarily include interest in associates and joint ventures, derivative financial assets and equity securities. Unallocated liabilities primarily include derivative financial liabilities. Unallocated results primarily include the share of results of associates and joint ventures, dividend income from equity securities, and the fair value movement of financial instruments recognised through profit or loss.

#

The additions of non-current assets do not include interest in associates and joint ventures, other equity instrument investments, other non-current financial assets, derivative financial assets and deferred tax assets.

(b)	Geographical information

The Group’s business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenue by geographical segment are analysed based on the following criteria:

(1)

Traffic revenue from services of both origin and destination within the PRC (excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (“Hong Kong, Macau and Taiwan”)), is classified as domestic revenue. Traffic revenue with origin and destination among PRC, Hong Kong, Macau and Taiwan is classified as Hong Kong, Macau and Taiwan revenue; while that with origin from or destination to other overseas markets is classified as international revenue.

(2)

Revenue from commission income, hotel and tour operation, air catering services, ground services, cargo handling and other miscellaneous services are classified on the basis of where the services are performed.

	2020	2019
	RMB million	RMB million
Domestic	65,137	110,112
International	27,090	41,651
Hong Kong, Macau and Taiwan	334	2,559

	92,561	154,322

The major revenue earning asset of the Group is its aircraft fleet which is registered in the PRC and is deployed across its worldwide route network. Majority of the Group’s other assets are located in the PRC. CODM considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

6	Segment reporting (continued)

(c)	Reconciliation of reportable segment (loss)/profit before income tax, assets and liabilities to the consolidated figures as reported in the consolidated financial statements

		2020	2019
	Note	RMB million	RMB million
(Loss)/profit before income tax
Reportable segment (loss)/profit before taxation	6(a)	(15,186)	4,070
Capitalisation of exchange difference of specific loans	(i)	(9)	(16)
Government grants	(ii)	—	1

Consolidated (loss)/profit before income tax		(15,195)	4,055

		31 December	31 December
		2020	2019
	Note	RMB million	RMB million
Assets
Reportable segment assets	6(a)	326,115	306,646
Capitalisation of exchange difference of specific loans	(i)	47	56
Government grants	(ii)	(6)	(6)
Adjustments arising from business combinations under common control	(iii)	237	237
Others		(10)	(5)

Consolidated total assets		326,383	306,928

		31 December	31 December
		2020	2019
	Note	RMB million	RMB million
Liabilities
Reportable segment liabilities	6(a)	241,252	229,592
Others		—	7

Consolidated total liabilities		241,252	229,599

Notes:

(i)

In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference is recognised in income statement unless the exchange difference represents an adjustment to interest.

(ii)

In accordance with the PRC GAAP, assets related government grants (other than special funds) are deducted from the cost of the related assets. Special funds granted by the government and clearly defined in the approval documents as part of “capital reserve” are accounted for as increase in capital reserve. Under IFRSs, assets related government grants are deducted to the cost of the related assets. The difference is resulted from government grants received in previous years and are recognised in capital reserve under PRC GAAP.

(iii)

In accordance with the PRC GAAP, the Company accounts for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, relevant comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control.

7	Flight operation expenses

	2020	2019
	RMB million	RMB million
Jet fuel costs	18,797	42,814
Flight personnel payroll and welfare	10,232	12,709
Air catering expenses	1,765	3,975
Civil Aviation Development Fund	—	2,332
Aircraft operating lease charges	977	1,412
Training expenses	857	1,142
Aircraft insurance	191	192
Others	4,726	5,990

	37,545	70,566

8	Maintenance expenses

	2020	2019
	RMB million	RMB million
Aviation repair and maintenance charges	9,101	8,565
Staff payroll and welfare	2,875	2,976
Maintenance materials	1,399	1,516

	13,375	13,057

9	Aircraft and transportation service expenses

	2020	2019
	RMB million	RMB million
Landing and navigation fees	10,857	17,658
Ground service and other charges	7,886	8,933

	18,743	26,591

10	Promotion and selling expenses

	2020	2019
	RMB million	RMB million
Ticket office expenses	2,935	3,299
Sales commissions	842	2,214
Computer reservation services	352	959
Advertising and promotion	121	314
Others	757	969

	5,007	7,755

11	General and administrative expenses

	2020	2019
	RMB million	RMB million
General corporate expenses	3,572	3,692
Auditors’ remuneration	20	20

– Audit services	17	18
– Non-audit services	3	2

Credit losses	164	13
Other taxes and levies	332	348

	4,088	4,073

12	Depreciation and amortisation

	2020	2019
	RMB million	RMB million
Depreciation of property, plant and equipment	8,824	9,029
Depreciation of right-of-use assets	15,388	15,263
Other amortisation	378	328

	24,590	24,620

13	Staff costs

	2020	2019
	RMB million	RMB million
Salaries, wages and welfare	22,592	24,647
Defined contribution retirement scheme	2,183	2,794
Other retirement welfare subsidy	72	206

	24,847	27,647

Staff costs relating to flight operations and maintenance are also included in the respective total amounts disclosed separately in Note 7 to Note 8 above.

Five highest paid individuals

None of the directors (2019: none), whose emoluments are reflected in Note 57, is among the five highest paid individuals in the Group for 2020. The aggregate emoluments in respect of the five (2019: five) individuals during the year are as follows:

	2020	2019
	RMB’000	RMB’000
Salaries, wages and welfare	10,395	9,353
Retirement scheme contributions	663	791

	11,058	10,144

The emoluments of the five (2019: five) individuals with the highest emoluments are within the following bands:

	2020	2019
	Number of individuals	Number of individuals
HK$2,500,001 to HK$3,000,000	1	—
HK$2,000,001 to HK$2,500,000	4	5

14	Other net income

	2020	2019
	RMB million	RMB million
Government grants (Note)	4,209	4,129
(Losses)/gains on disposal of property, plant and equipment, net
– Aircraft and spare engines	(18)	34
– Other property, plant and equipment	75	106
Penalty income	142	273
Others	278	582

	4,686	5,124

Note:	Government grants mainly inlcude subsidies granted by various local governments to encourage the Group to operate certain routes to cities where these governments are located.

There are no unfulfilled conditions and other contingencies related to subsidies that have been recognised during the year ended 31 December 2020.

15	Interest expense

	2020	2019
	RMB million	RMB million
Interest on borrowings	1,914	1,840
Interest relating to leases liabilities (Note 21)	5,180	5,302

Total interest expense on financial liabilities not at fair value through profit or loss	7,094	7,142
Less: interest expense capitalised (Note)	(363)	(1,279)

	6,731	5,863
Interest rate swaps: cash flow hedge, reclassified from equity (Note 17&21)	(15)	(18)

	6,716	5,845

Note:	The weighted average interest rate used for interest capitalisation was 2.51% per annum in 2020 (2019: 3.51%).

16	Income tax

(a)	Income tax (benefit)/expense in the consolidated income statement

	2020	2019
	RMB million	RMB million
PRC income tax
– Provision for the year	1,716	1,611
– Under-provision in prior year	48	10

	1,764	1,621
Deferred tax (Note 29)
Origination and reversal of temporary differences	(5,132)	(650)

Income tax (benefit)/expenses	(3,368)	971

In respect of a majority of the Group’s airlines operation outside mainland China, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in those overseas jurisdictions. Accordingly, no provision for overseas income tax has been made for overseas airlines operation in the current and prior years.

For the year of 2020, the Company and its branches are subject to income tax rates ranging from 15% to 25% (2019: 15% to 25%), and the subsidiaries of the Company are subject to income tax rates ranging from 15% to 25% (2019: 15% to 30%). Certain subsidiaries of the Company are located in Hong Kong and are subject to income tax at 16.5%.

(b)	Reconciliation between actual income tax (benefit)/expenses and calculated tax based on accounting (loss)/profit at applicable income tax rates

	2020	2019
	RMB million	RMB million
(Loss)/profit before income tax	(15,195)	4,055

Notional tax on (loss)/profit before taxation, calculated at the rates applicable to (loss)/profits in the tax jurisdictions concerned (Note 16(a))	(3,667)	964

Adjustments for tax effect of:
Non-deductible expenses	102	18
Share of results of associates and joint ventures and other non-taxable income	111	(50)
Unused tax losses and deductible temporary differences for which no deferred tax assets were recognised	80	62
Utilisation of unused tax losses and deductible temporary differences for which no deferred tax assets were recognised in prior years	(8)	(3)
Under-provision in prior year	48	10
Super deduction of research and development expenses	(34)	(30)

Income tax (benefit)/expenses	(3,368)	971

17	Other comprehensive income

	2020	2019
	RMB million	RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the year	(30)	(54)
Reclassification adjustments for amounts transferred to profit or loss:
– interest expense (Note 15)	(15)	(18)
Net deferred tax credited to other comprehensive income	11	17

	(34)	(55)

Equity investments measured at FVOCI:
Changes in fair value recognised during the year	(250)	(31)
Net deferred tax credited to other comprehensive income	63	7

	(187)	(24)

Share of other comprehensive income of associates
Will not be reclassified to profit or loss	(2)	3
May be reclassified subsequently to profit or loss	(3)	—

	(5)	3

Differences resulting from the translation of foreign currency financial statements	8	(7)

18	(Loss)/earnings per share

The calculation of basic (loss)/earnings per share for the year ended 31 December 2020 is based on the loss attributable to equity shareholders of the Company of RMB10,847 million (2019: the profits attributable to equity shareholders of the Company of RMB2,640 million) and the weighted average of 14,056,887,174 shares in issue during the year (2019: 12,267,172,286 shares).

	2020	2019
	RMB million	RMB million
Issued ordinary shares at 1 January	12,267	12,267
Effect of issuance of shares	1,790	—

Weighted average number of ordinary shares at 31 December	14,057	12,267

The amount of diluted loss per share is the same as basic loss per share as the effect of convertible bonds is anti-dilutive for the year ended 31 December 2020.

19	Property, plant and equipment, net

	Investment properties	Buildings	Aircraft	Other flight equipment including rotables	Machinery, equipment and vehicles	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost:
At 1 January 2019	813	13,154	108,762	22,608	7,249	152,586
Acquisitions through business combinations	—	—	—	—	18	18
Additions	—	181	3,034	2,380	860	6,455
Transferred from construction in progress (Note 20)	—	2,515	871	200	456	4,042
Reclassification on change of holding intention:
– transferred to other property, plant and equipment, net	(327)	327	—	—	—	—
– transferred to right-of-use assets (Note 21)	(16)	—	—	—	—	(16)
Transferred from right-of-use assets on exercise of purchase option (Note 21)	—	—	2,641	—	—	2,641
Disposals	—	(131)	(2,032)	(803)	(330)	(3,296)

At 31 December 2019	470	16,046	113,276	24,385	8,253	162,430

At 1 January 2020	470	16,046	113,276	24,385	8,253	162,430

Additions	—	12	1,435	542	935	2,924
Transferred from construction in progress (Note 20)	—	5,720	3,719	497	1,340	11,276
Reclassification on change of holding intention:
– transferred from other property, plant and equipment, net	52	(52)	—	—	—	—
Transferred from right-of-use assets on exercise of purchase option (Note 21)	—	—	2,780	—	—	2,780
Disposals
– disposals (d)	—	(152)	(6,830)	(399)	(558)	(7,939)
– disposal of a subsidiary (e)	—	(99)	—	—	(34)	(133)

At 31 December 2020	522	21,475	114,380	25,025	9,936	171,338

19	Property, plant and equipment, net (continued)

	Investment properties	Buildings	Aircraft	Other flight equipment including rotables	Machinery, equipment and vehicles	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Accumulated depreciation and impairment losses:
At 1 January 2019	314	4,353	48,918	12,371	4,818	70,774
Depreciation charge for the year	29	444	6,390	1,483	683	9,029
Reclassification on change of holding intention:
– transferred to other property, plant and equipment, net	(172)	172	—	—	—	—
– transferred to right-of-use assets (Note 21)	(5)	—	—	—	—	(5)
Transferred from right-of-use assets on exercise of purchase option (Note 21)	—	—	874	—	—	874
Disposals	—	(52)	(1,993)	(698)	(238)	(2,981)
Provision for impairment losses	—	—	18	—	—	18
Impairment losses written off on disposals	—	—	(30)	(37)	—	(67)

At 31 December 2019	166	4,917	54,177	13,119	5,263	77,642

At 1 January 2020	166	4,917	54,177	13,119	5,263	77,642

Depreciation charge for the year	23	618	5,744	1,493	946	8,824
Reclassification on change of holding intention:
– transferred from other property, plant and equipment, net	21	(21)	—	—	—	—
Transferred from right-of-use assets on exercise of purchase option (Note 21)	—	—	982	—	—	982
Disposals
– disposals (d)	—	(59)	(4,588)	(372)	(483)	(5,502)
– disposal of a subsidiary (e)	—	(15)	—	—	(11)	(26)
Provision for impairment losses (a)	—	—	3,202	75	2	3,279
Impairment losses written off on disposals (c)	—	—	—	(7)	—	(7)

At 31 December 2020	210	5,440	59,517	14,308	5,717	85,192

Net book value:
At 31 December 2020	312	16,035	54,863	10,717	4,219	86,146

At 31 December 2019	304	11,129	59,099	11,266	2,990	84,788

19	Property, plant and equipment, net (continued)

(a)

As at 31 December 2020, the Group reported aircraft and related equipment in the amount of RMB208,943 million. For the year ended 31 December 2020, the Group made impairment provision of RMB3,959 million in aggregate towards certain aged or market value declined aircraft and related equipment based on its fleet disposal plans. Among which, the impairment provision for owned aircraft and related equipment were RMB3,277 million, and the impairment provision for leased aircraft and related equipment were RMB682 million (Note 21). Impairment provision were made when asset’s carrying amount exceed its recoverable amount. The estimated recoverable amounts of above aircraft and related equipment with impairment indications were based on the fair value less cost to sell, which was determined by reference to the recent observable market prices for those aircraft and related equipment or appraisal results valued by external appraisal expert based on the cost method.

(b)

As at 31 December 2020, no property, plant and equipment of the Group (31 December 2019: certain aircraft and investment properties of the Group with carrying value of approximately RMB339 million and RMB15 million respectively) were mortgaged for certain bank borrowings (Note 35(a)(i)).

(c)

For the year ended 31 December 2020, certain other flight equipment were disposed, against which impairment provision had been provided in previous years and the impairment provision of RMB7 million was written off on disposals.

(d)

During the year, the Group disposed certain aircraft through sale and leaseback agreement, against which cost and accumulated depreciation of the aircraft had been reduced with an aggregate amount of RMB5,375 million and RMB3,375 million respectively, a loss on disposal of aircraft of RMB73 million was recognised. At the same time, the Group recognised additional financing liabilities, right-of-use assets and lease liabilities arising from this transaction. As at 31 December 2020, additional financing balance of RMB385 million was recorded in other long-term liabilities and other liabilities.

(e)

The Group lost control of China Southern West Australian Flying College Pty Ltd (“Flying College”) during the year (Note 23(v)), certain property, plant and equipment and right-of-use assets held by Flying College with carrying value of approximately RMB107 million and RMB62 million respectively were derecognised.

(f)

As at 31 December 2020 and up to the date of approval of these financial statements, the Group is in the process of applying for the property title certificates in respect of the properties located in Beijing, Liaoning, Guangdong, Guangxi, Guizhou, Hainan, Henan, Heilongjiang, Hubei, Jilin, Shanghai, Xinjiang, Chongqing, Fujian, Shanxi, Zhejiang and Sichuan province, in which the Group has interests and for which such certificates have not been granted. As at 31 December 2020, carrying value of such properties of the Group amounted to RMB10,226 million (31 December 2019: RMB7,106 million). The Directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant property title certificates.

19	Property, plant and equipment, net (continued)

(g)

The Group leased out investment properties and facilities under operating leases. The leases typically run for an initial period of one to fifteen years, with an option to renew the leases after that date at which time all contract terms are renegotiated. In this connection, rental income totalling RMB186 million (2019: RMB202 million) was recognised by the Group during the year in respect of the leases. Directors estimated the fair value of these investment properties approximate the carrying amount.

The properties are reclassified between investment properties and other property, plant and equipment, upon the intention of commencement or cessation of lease.

The Group’s total future minimum lease income under non-cancellable operating leases are as follows:

	2020	2019
	RMB million	RMB million
Within 1 year	66	38
After 1 year but within 5 years	120	74
After 5 years	97	36

	283	148

(h)

Components related to engine overhaul costs under property, plant and equipment and right-of-use assets were originally depreciated using the straight-line method by the Group. Upon analysis of historical data over past years and assessment of the actual consumption model and the expected method of relevant economic benefit realisation in respect of the overhaul components of engines, the Group is of the view that the consumption of components related to engine overhaul costs is more directly associated with the actual flying hours. Therefore, the Group is of the view that changing the depreciation method of components related to engine overhaul costs to the units of production method can more truly and objectively reflect the actual consumption of assets, the financial position and operating performance of the Group. This change in accounting estimates has been applied prospectively with effect from 1 April 2020. The comparison of depreciation method of components related to engine overhaul costs before and after the change is detailed as below:

Components related to engine overhaul costs	Before the change	After the change
Expected useful lives/ Expected flying hours	3-5.5 years	9-42 thousand hours

Estimated net residual rate	—	—

Annual depreciation rate/ Depreciation rate per thousand flying hours	18.2%-33.3%	2.4%-11.1%

As a result of this change in accounting estimates, the consolidated loss before tax of the Group was decreased by approximately RMB1,618 million during the year. As it is impractical to accurately forecast the flying hours of the engines of the Group for the future periods, the Group is of the view that it is unable to estimate the respective impacts on the financial information of the Group for the future periods.

20	Construction in progress

	Advance payment for aircraft and flight equipment	Others	Total
	RMB million	RMB million	RMB million
At 1 January 2019	31,680	6,111	37,791
Additions	10,512	5,780	16,292
Transferred to property, plant and equipment (Note 19)	(1,071)	(2,971)	(4,042)
Transferred to right-of-use assets (Note 21)	(10,202)	(313)	(10,515)
Transferred to others	—	(304)	(304)

At 31 December 2019	30,919	8,303	39,222

At 1 January 2020	30,919	8,303	39,222
Additions	8,858	4,637	13,495
Transferred to property, plant and equipment (Note 19)	(4,216)	(7,060)	(11,276)
Transferred to right-of-use assets (Note 21)	(6,219)	(2,440)	(8,659)
Transferred to others	—	(375)	(375)

At 31 December 2020	29,342	3,065	32,407

21	Right-of-use assets

	Aircraft and engines RMB million	Land use rights RMB million	Buildings RMB million	Others RMB million	Total RMB million
		(Note 1)
Cost:
At 1 January 2019	187,991	3,671	1,300	138	193,100
Additions	20,609	225	1,490	51	22,375
Transfer from construction in progress (Note 20)	10,202	110	—	203	10,515
Reclassification with investment properties (Note 19)	—	16	—	—	16
Transferred to property, plant and equipment on exercise of purchase option (Note 19)	(2,641)	—	—	—	(2,641)
Disposals	(780)	—	—	—	(780)

At 31 December 2019	215,381	4,022	2,790	392	222,585

At 1 January 2020	215,381	4,022	2,790	392	222,585
Additions	6,526	45	412	190	7,173
Transfer from construction in progress (Note 20)	5,993	2,440	—	226	8,659
Transferred to property, plant and equipment on exercise of purchase option (Note 19)	(2,780)	—	—	—	(2,780)
Disposals
– disposals	(4,419)	—	(180)	—	(4,599)
– disposal of a subsidiary (Note 19(e))	—	(26)	—	(43)	(69)

At 31 December 2020	220,701	6,481	3,022	765	230,969

21	Right-of-use assets (continued)

	Aircraft and engines RMB million	Land use rights RMB million	Buildings RMB million	Others RMB million	Total RMB million
		(Note 1)
Accumulated amortisation:
At 1 January 2019	55,048	701	—	—	55,749
Amortisation charge for the year	14,485	107	637	34	15,263
Reclassification with investment properties (Note 19)	—	5	—	—	5
Transferred to property, plant and equipment on exercise of purchase option (Note 19)	(874)	—	—	—	(874)
Disposals	(769)	—	—	—	(769)

At 31 December 2019	67,890	813	637	34	69,374

At 1 January 2020	67,890	813	637	34	69,374
Amortisation charge for the year	14,167	134	997	90	15,388
Transferred to property, plant and equipment on exercise of purchase option (Note 19)	(982)	—	—	—	(982)
Disposals
– disposals	(4,419)	—	(132)	—	(4,551)
– disposal of a subsidiary (Note 19(e))	—	—	—	(7)	(7)
Provision for impairment losses (Note 19(a))	682	—	—	—	682

At 31 December 2020	77,338	947	1,502	117	79,904

Net book value:
At 31 December 2020	143,363	5,534	1,520	648	151,065

At 31 December 2019	147,491	3,209	2,153	358	153,211

Note 1:

The Group was formally granted the rights to use certain parcels of land by the relevant PRC authorities for periods of 30 to 70 years, which expire before 2076.

As at 31 December 2020 and up to the date of approval of these financial statements, the Group is in the process of applying for land use right certificates in respect of certain parcels of land used by the Group. As at 31 December 2020, carrying value of such land use rights of the Group amounted to RMB3,019 million (31 December 2019: RMB843 million). The Directors of the Company are of the opinion that the use of and the conduct of operating activities at the land referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates.

As at 31 December 2020, no land use right of the Group (31 December 2019: certain land use rights of the Group with an aggregate carrying value of approximately RMB87 million) was mortgaged for certain bank borrowings (Note 35(a)(i)).

21	Right-of-use assets (continued)

In addition to the amortisation charged, the analysis of expense items in relation to leases recognised in profit or loss is as follows:

	2020	2019
	RMB million	RMB million
Interest on lease liabilities (Note 15)	5,180	5,302
Interest rate swaps: cash flow hedge, reclassified from equity (Note 15)	(15)	(18)
Expense relating to short-term leases	1,257	2,092
Expense relating to leases of variable lease payments not included in the measurement of lease liabilities	106	81

Note:

The Group changed the accounting estimates in relation to the depreciation method of components related to engine overhaul costs, with effect from 1 April 2020 (see Note 19(h)).

During the year, additions to right-of-use assets were primarily related to the capitalised lease payments payable under new tenancy agreements and newly acquired leasehold aircraft.

Details of total cash outflow for leases and the maturity analysis of lease liabilities are set out in Note 34(d) and Note 36 respectively.

As disclosed in Note 2(b), the Group has early adopted the Amendment to IFRS 16, COVID-19-Related Rent Concessions, and has applied the practical expedient introduced by the Amendment to all leases except for aircraft and engine leases with eligible rent concessions received by the Group during the period. The amount of above rent concessions for the year ended 31 December 2020 was RMB7 million.

22	Goodwill

	2020	2019
	RMB million	RMB million
Cost and carrying amount:	237	237

Impairment tests for cash-generating units containing goodwill

	2020	2019
	RMB million	RMB million
Southern Airlines Group Import and Export Trading Company (“SAIETC”)	182	182
Xiamen Airlines Culture and Media Co., Ltd. (“XACM”)	55	55

Total	237	237

The recoverable amount of the CGU is determined based on value-in-use calculation. The calculation uses cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using an estimated weighted average growth rate which does not exceed the long-term average growth rates for the business in which the CGU operates.

The cash flows of the above entities are discounted using pre-tax discount rates ranging from 10.5% to 13.5% (2019: 10.5% to 13.5%).

23	Subsidiaries

All the subsidiaries of the Company are unlisted. The following list contains only the particulars of subsidiaries which principally affect the results, assets or liabilities of the Group.

Name of company	Place of establishment/ operation	Registered capital		Proportion of ownership interest held by the Company	Principal activity
China Southern Airlines Henan Airlines Company Limited (i)	PRC	RMB	6,000,000,000	60%	Airline transportation

Xiamen Airlines Company Limited (“Xiamen Airlines”) (i)	PRC	RMB	14,000,000,000	55%	Airline transportation

Chongqing Airlines Company Limited (i)	PRC	RMB	1,200,000,000	60%	Airline transportation

Shantou Airlines Company Limited (i)	PRC	RMB	280,000,000	60%	Airline transportation

Zhuhai Airlines Company Limited (i)	PRC	RMB	250,000,000	60%	Airline transportation

Guizhou Airlines Company Limited (i)	PRC	RMB	1,281,000,000	60%	Airline transportation

Guangzhou Nanland Air Catering Company Limited (ii)	PRC	RMB	240,000,000	70.50%	Air catering

Beijing Southern Airlines Ground Services Company Limited (i)	PRC	RMB	100,000,000	100%	Airport ground services

Nan Lung International Freight Limited	Hong Kong	HKD	3,270,000	51%	Freight services

Southern Airlines General Aviation Company Limited (“SAGA”) (i) & (iii)	PRC	RMB	1,000,000,000	57.88%	General aviation

SAIETC (i)	PRC	RMB	30,000,000	100%	Import and export agent services

Zhuhai Xiang Yi Aviation Technology Company Limited (i)	PRC	RMB	469,848,400	100%	Flight simulation services

China Southern Airlines Xiongan Airlines Company Limited (i)	PRC	RMB	10,000,000,000	100%	Airline transportation

Southern Airlines Freight and Logistics (Guangzhou) Co.,Ltd. (“SAFL”) (i) & (iv)	PRC	RMB	1,818,181,820	55%	Logistics operations

Shenyang Northern Aircraft Maintenance Co., Ltd. (i)	PRC	RMB	31,520,545	100%	Aircraft repair and maintenance services

Guangdong Southern Airline Pearl Aviation Services Company Limited (i)	PRC	RMB	5,000,000	100%	Hotel management services

Southern Airlines Nansha Finance Leasing (Guangzhou) Co.,Ltd. (i)	PRC	RMB	2,000,000,000	100%	Leasing services

23	Subsidiaries (continued)

(i)	These subsidiaries are PRC limited liability companies.

(ii)	This subsidiary is a sino-foreign equity joint venture company established in the PRC.

(iii)	SAGA

On 18 December 2020, certain third parties invested into SAGA by means of capital injection and acquisition of the Company’s partial equity interests in SAGA, the Company’s equity interests in SAGA were decreased from 100% to 57.88%. Changes in the Company’s equity interests do not result in a loss of control of SAGA.

The above transactions had the following effect on the Group’s non-controlling interests and total equity attributable to equity shareholders of the Company:

RMB million
Cash consideration received from third parties on partial disposal of equity interests	332
Capital injection from third parties	510
Less: Portion of net assets of SAGA disposed	667

Other reserves in equity	175

(iv)	SAFL

On 24 December 2020, certain third parties made capital injections into SAFL, causing a decrease of the Company’s equity interests in SAFL from 100% to 55%. Changes in the Company’s equity interests do not result in a loss of control of SAFL.

The above transactions had the following effect on the Group’s non-controlling interests and total equity attributable to equity shareholders of the Company:

RMB million
Capital injection from third parties	3,355
Less: Portion of net assets of SAFL disposal	2,830

Other reserves in equity	525

23	Subsidiaries (continued)

(v)	Flying College

Flying College, a former subsidiary of the Company, went into liquidation process on 21 December 2020. Since then, the Group lost control of Flying College, and Flying College was no longer within the consolidation scope. The operating results and cash flow of Flying College before entering the liquidation process had been included in the consolidated income statement and consolidated cash flow statement of the Group this year. The Group recognized a net loss of RMB8 million on disposal of Flying College.

(vi)	Guangzhou Baiyun International Logistic Company Limited (“Baiyun Logistic”)

In January 2020, the Company acquired 29% equity interests from a third party in Baiyun Logistic, a subsidiary that the Company previously held 61% equity interests. On 31 May 2020, the Company transferred the then hold 90% equity interests of Baiyun Logistic to SAFL as capital injection. Since then, Baiyun Logistic became an indirect subsidiary of the Company through SAFL.

The above transactions had the following effect on the Group’s non-controlling interests and total equity attributable to equity shareholders of the Company:

RMB million
Cash consideration paid	260
Less: Portion of net assets of Baiyun Logistic acquired	105

Other reserves in equity	155

23	Subsidiaries (continued)

(vii)	Material non-controlling interests

As at 31 December 2020, the balance of total non-controlling interests is RMB15,547 million (31 December 2019: RMB13,223 million), of which RMB8,809 million (31 December 2019: RMB9,003 million) is for Xiamen Airlines and RMB2,892 million (31 December 2019: Nil) is for SAFL. The rest of non-controlling interests are not individually material.

•	Set out below are the summarised financial information for Xiamen Airlines.

	2020	2019
	RMB million	RMB million
Non-controlling interests percentage	45%	45%

Current assets	2,292	3,010
Non-current assets	50,975	53,855
Current liabilities	(16,033)	(15,494)
Non-current liabilities	(18,431)	(22,233)
Net assets	18,803	19,138
Carrying amount of non-controlling interests	8,809	9,003

Revenue	20,675	32,612
(Loss)/profit for the year	(181)	784
Total comprehensive income	(304)	798
(Loss)/profit allocated to non-controlling interests	(109)	350
Dividend paid to non-controlling interests	31	45

Net cash generated from operating activities	4,268	8,259
Net cash used in investing activities	(1,430)	(1,990)
Net cash used in financing activities	(3,201)	(6,097)

23	Subsidiaries (continued)

(vii)	Material non-controlling interests (continued)

•	Set out below are the summarised financial information for SAFL (Note 23(iv)).

2020
RMB million
Non-controlling interests percentage	45%

Current assets	8,479
Non-current assets	732
Current liabilities	(2,708)
Non-current liabilities	(112)
Net assets	6,391
Carrying amount of non-controlling interests	2,892

Revenue	15,397
Profit for the year	4,013
Total comprehensive income	4,013
Profit allocated to non-controlling interests	16
Dividend paid to non-controlling interests	2

Net cash generated from operating activities	5,241
Net cash used in investing activities	(1,468)
Net cash generated from financing activities	1,122

24	Interest in associates

	2020 RMB million	2019 RMB million
Share of net assets	2,449	3,322

All the Group’s associates are unlisted without quoted market price. The particulars of the Group’s principal associates as at 31 December 2020 are as follows:

			Proportion of ownership interest held by
	Place of establishment/ operation	Group’s effective interest	The Company	Subsidiaries	Proportion of voting rights held by the Group	Principal activity
Southern Airlines Group Finance Co.,Ltd. (“SA Finance”)	PRC	48.59%	41.81%	6.78%	48.59%	Provision of airlines financial services

Sichuan Airlines Co.,Ltd. (“Sichuan Airlines”)	PRC	39%	39%	—	39%	Airline transportation

Southern Airlines Culture and Media Co., Ltd. (“SACM”)	PRC	40%	40%	—	40%	Advertising services

Shenyang Konggang Logistic Co.,Ltd. (“Shenyang Konggang”)	PRC	45%	45%	—	45%	Ground services

Xinjiang Civil Aviation Property Management Limited	PRC	42.80%	42.80%	—	42.80%	Property management

There is no associate that is individually material to the Group.

The Group has interest in a number of individually immaterial associates that are accounted for using the equity method. The aggregate financial information of these associates is summarised as following:

	2020 RMB million	2019 RMB million
Aggregate carrying amount of individually immaterial associates	2,449	3,322
Aggregate amounts of the Group’s share of:
Loss from continuing operations	(776)	(178)
Other comprehensive income	(5)	3

Total comprehensive income	(781)	(175)

25	Interest in joint ventures

	2020 RMB million	2019 RMB million
Share of net assets	3,225	3,124

All the Group’s joint ventures are unlisted without quoted market price. The particulars of the Group’s principal joint ventures as at 31 December 2020 are as follows:

			Proportion of ownership interest held by
	Place of establishment/ operation	Group’s effective interest	The Company	Subsidiaries	Proportion of voting rights held by the Group	Principal activity
Guangzhou Aircraft Maintenance Engineering Co.,Ltd. (“GAMECO”)	PRC	50%	50%	—	50%	Aircraft repair and maintenance services

MTU Maintenance Zhuhai Co., Ltd. (“MTU”)	PRC	50%	50%	—	50%	Aircraft repair and maintenance services

There is no joint venture that is individually material to the Group.

The Group has interest in a number of individually immaterial joint ventures that are accounted for using the equity method. The aggregate financial information of these joint ventures is summarised as follows:

	2020 RMB million	2019 RMB million
Aggregate carrying amount of individually immaterial joint ventures	3,225	3,124
Aggregate amounts of the Group’s share of:
Profit from continuing operations and total comprehensive income	309	365

26	Financial assets

	2020 RMB million	2019 RMB million
Other equity instrument investments (FVOCI)
– Non-listed shares	100	188
– Non-tradable shares	699	861

	799	1,049

Other non-current financial assets (FVPL)
– Listed shares	64	74
– Non-listed shares	28	32

	92	106

Note:	Dividend income generated from the investments amounted to RMB23 million for the year of 2020 in total (2019: RMB23 million).

27	Derivative financial assets/(liabilities)

	Note	2020 RMB million	2019 RMB million
Current assets:
Cross currency swaps	(i)	—	187
Forward foreign exchange contracts	(ii)	—	31

		—	218

Non-current assets:
Interest rate swaps (FVOCI)	(iv)	—	3

Current liabilities:
Forward foreign exchange and foreign exchange options contracts	(ii)	56	—
Derivative component of convertible bonds	(iii)	3,092	—

		3,148	—

Non-current liabilities:
Interest rate swaps	(iv)
– Measured at FVOCI		42	—
– Measured at FVPL		11	—

		53	—

27	Derivative financial assets/(liabilities) (continued)

Notes:

(i)

The Group entered into cross currency swaps to mitigate its interest rate risk and currency risk. Under the cross currency swaps, the Group agrees with other third parties to exchange the floating interest and principal payments in USD for fixed interest rate ranging from 3.39% to 3.67% per annum and principal payments in RMB. At 31 December 2019, the fair value of the cross currency swaps amounted to RMB187 million was recognised in assets. The notional principal of the outstanding cross currency swaps as at 31 December 2019 amounted to USD620 million. As at 31 December 2020, all cross currency swaps had been settled.

(ii)

The Group entered into forward foreign exchange and foreign exchange options contracts to mitigate its forward currency risk. At 31 December 2020, the fair value of the forward foreign exchange and foreign exchange options contracts amounted to RMB56 million was recognised in liabilities (31 December 2019: RMB31 million in assets). The notional principal of the outstanding forward foreign exchange and foreign exchange options contracts as at 31 December 2020 amounted to USD400 million (31 December 2019: USD1,035 million).

(iii)

In October 2020, the Group issued a total of 160,000,000 A share convertible bonds with par value of RMB100 each at par. The convertible bonds have a term of six years from the date of the issuance and the convertible bonds bear interest at the rate of 0.2% in the first year, 0.4% in the second year, 0.6% in the third year, 0.8% in the fourth year, 1.5% in the fifth year and 2.0% in the sixth year. Interest is paid once a year. Conversion rights are exercisable from 21 April 2021 to 14 October 2026 at an initial conversion price of RMB6.24 per share, subject to clauses of adjustment and downward revision of conversion price, redemption and sell-back. Convertible bonds, which conversion rights have not been exercised in five transaction days after maturity, will be redeemed at 106.5% of par value (including the interest for the sixth year).

Any excess of proceeds over the fair value amount initially recognised as the derivative component is recognised as the host liability component. Transaction costs related to the issuance of the convertible bonds are allocated to the host liability and are recognised initially as part of the liability. The derivative component is subsequently remeasured at fair value while the host liability component is subsequently carried at amortised cost using the effective interest method (Note 35(a)).

As at 31 December 2020, the fair value of the derivative component of convertible bonds were recognised as derivative financial liabilities amounting to RMB3,092 million (Note 4(g)(i)). For the year ended 31 December 2020, the fair value change of the derivative component of convertible bonds amounted to RMB201 million (Note 28).

(iv)

In 2015, the Group entered into interest rate swaps to mitigate its cash flow interest rate risk. The interest rate swaps allow the Group to pay at fixed rate from 1.64% to 1.72% per annum to receive LIBOR. The notional principal of the outstanding interest rate swap contracts as at 31 December 2020 amounted to USD258 million (31 December 2019: USD325 million).

28	Changes in fair value of financial assets/(liabilities)

	2020	2019
	RMB million	RMB million
Other non-current financial assets (FVPL) (Note 26)	(14)	3
Interest rate swaps (Note 27)	(11)	—
Forward foreign exchange and foreign exchange options contracts	(107)	31
Cross currency swaps	(16)	231
Derivative component of convertible bonds (Note 27)	201	—

	53	265

29	Deferred tax assets/(liabilities)

(a)	Movements of net deferred tax assets are as follows:

	At 31 December 2019 RMB million	(Charged)/ credited to consolidated income statement RMB million	Credited to other comprehensive income RMB million	At 31 December 2020 RMB million
For the year ended 31 December 2020
Deferred tax assets:
Net effect on right-of-use assets	1,823	(516)	—	1,307
Accrued expenses	1,114	342	—	1,456
Provision for major overhauls	262	99	—	361
Contract liabilities/other non-current liabilities	68	(11)	—	57
Provision for impairment losses	81	1,037	—	1,118
Provision for tax losses (note)	7	4,281	—	4,288
Change in fair value of derivative financial liabilities	—	—	10	10
Others	114	16	—	130

	3,469	5,248	10	8,727

Deferred tax liabilities:
Accrued expenses	(191)	47	—	(144)
Depreciation allowances under tax in excess of the related depreciation under accounting	(478)	(191)	—	(669)
Change in fair value of derivative financial assets	(1)	—	1	—
Change in fair value of other equity instrument investments	(229)	—	63	(166)
Change in fair value of other non-current financial assets	(20)	4	—	(16)
Change in fair value of derivative financial liabilities	(54)	20	—	(34)
Fair value re-measurement of identifiable assets in business combination	(29)	2	—	(27)
Others	(14)	2	—	(12)

	(1,016)	(116)	64	(1,068)

Net deferred tax assets	2,453	5,132	74	7,659

29	Deferred tax assets/(liabilities) (continued)

(a)	Movements of net deferred tax assets are as follows: (continued)

	At 31 December 2018	Impact on Initial application of IFRS 16	Acquired in business combination	(Charged)/credited to consolidated income statement	Credited to other comprehensive income	At 31 December 2019
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
For the year ended 31 December 2019
Deferred tax assets:
Net effect on right-of-use assets	—	1,312	—	511	—	1,823
Accrued expenses	929	—	—	185	—	1,114
Provision for major overhauls	697	(417)	—	(18)	—	262
Contract liabilities/other non-current liabilities	81	—	—	(13)	—	68
Provision for impairment losses	210	—	—	(129)	—	81
Provision for tax losses	22	—	—	(15)	—	7
Change in fair value of derivative financial liabilities	11	—	—	(11)	—	—
Others	85	—	—	29	—	114

	2,035	895	—	539	—	3,469

Deferred tax liabilities:
Accrued expenses	(211)	—	—	20	—	(191)
Depreciation allowances under tax in excess of the related depreciation under accounting	(618)	—	—	140	—	(478)
Change in fair value of derivative financial assets	(18)	—	—	—	17	(1)
Change in fair value of other equity instrument investments	(236)	—	—	—	7	(229)
Change in fair value of other non-current financial assets	(19)	—	—	(1)	—	(20)
Change in fair value of financial assets	—	—	—	(54)	—	(54)
Fair value re-measurement of identifiable assets in business combination	(25)	—	(6)	2	—	(29)
Others	(18)	—	—	4	—	(14)

	(1,145)	—	(6)	111	24	(1,016)

Net deferred tax assets	890	895	(6)	650	24	2,453

Note:

Deferred tax assets arise from deductible temporary differences and unused tax losses are recognised to the extent that it is probable that future taxable profits will be available against which the related tax benefit can be utilised. As at 31 December 2020, deferred tax assets included the amount of RMB4,281 million recognised in 2020 which related to tax losses that can be carried forward for 5-8 years.

29	Deferred tax assets/(liabilities) (continued)

(b)	Reconciliation to the consolidated statement of financial position:

	2020	2019
	RMB million	RMB million
Net deferred tax asset recognised in the statement of financial position	7,739	2,692
Net deferred tax liability recognised in the statement of financial position	(80)	(239)

	7,659	2,453

(c)	Deferred tax assets not recognised

The Group’s tax losses in the PRC are available for carrying forward to set off future assessable income for a maximum period of five or eight years (According to the Notice of the Ministry of Finance on the Taxation Policy for supporting the prevention of pandemic of Covid-19 (No. 8, 2020), the carry over period for tax losses of enterprises in certain difficult industries suffering from the epidemic in 2020 will be extended from 5 years to 8 years). The Group’s unused tax losses of RMB1,058 million (2019: RMB667 million) have not been recognised as deferred tax assets, as it was determined by management that it is not probable that future taxable profits against which the losses can be utilised will be available before they expire. The expiry dates of unrecognised unused tax losses are analysed as follows:

	2020	2019
	RMB million	RMB million
Expiring in:
2021	92	92
2022	82	82
2023	110	116
2024	337	377
2028	437	—

	1,058	667

As at 31 December 2020, the Group’s other deductible temporary differences amounting to RMB819 million (31 December 2019: RMB951 million) have not been recognised as deferred tax assets as it was determined by management that it is not probable that future taxable profits will be available for these deductible temporary differences to reverse in the foreseeable future.

30	Other assets

	Software	Leasehold improvements	Others	Total
	RMB million	RMB million	RMB million	RMB million
At 1 January 2019	372	242	952	1,566
Additions	75	—	338	413
Acquisitions through business combinations	—	9	23	32
Transferred from construction in progress	183	113	—	296
Amortisation for the year	(148)	(113)	(67)	(328)

At 31 December 2019	482	251	1,246	1,979

At 1 January 2020	482	251	1,246	1,979
Additions	70	46	804	920
Transferred from construction in progress	277	79	—	356
Amortisation for the year	(221)	(92)	(65)	(378)

At 31 December 2020	608	284	1,985	2,877

Representing:

		2020	2019
	Note	RMB million	RMB million
Amount paid to related parties	41(b)&49(c)	1,222	513
Amount paid to third parties		1,655	1,466

		2,877	1,979

31	Inventories

	2020	2019
	RMB million	RMB million
Consumable spare parts and maintenance materials	1,613	1,683
Other supplies	219	264

	1,832	1,947
Less: provision	(72)	(54)

	1,760	1,893

Provision for inventories is shown as below:

	2020	2019
	RMB million	RMB million
At 1 January	54	221
Provision for inventories	56	20
Written off upon disposal	(38)	(187)

At 31 December	72	54

32	Trade receivables

	2020	2019
	RMB million	RMB million
Trade receivables	2,568	3,188
Less: loss allowance	(43)	(36)

	2,525	3,152

(a)	Ageing analysis

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Ageing analysis of trade receivables based on transaction date is set out below:

	2020	2019
	RMB million	RMB million
Within 1 month	1,972	2,308
More than 1 month but less than 3 months	307	555
More than 3 months but less than 12 months	231	297
More than 1 year	58	28

	2,568	3,188
Less: loss allowance	(43)	(36)

	2,525	3,152

All of the trade receivables are expected to be recovered within one year.

32	Trade receivables (continued)

(b)	Trade receivables by currencies

The carrying amounts of the Group’s trade receivables are denominated in the following currencies:

	2020	2019
	RMB million	RMB million
RMB	2,446	2,686
USD	48	151
EURO	13	65
AUD	7	33
TWD	2	22
GBP	3	18
Others	49	213

	2,568	3,188

33	Other receivables

		2020	2019
	Note	RMB million	RMB million
VAT recoverable		6,072	5,214
Government grants receivables	(i)	523	1,275
Rebate receivables on aircraft acquisitions		497	616
Other deposits		170	203
Others	(ii)	1,244	557

		8,506	7,865
Less: loss allowance	(iii)	(159)	(5)

		8,347	7,860

Notes:

(i)	Government grants receivables are recognised as there is reasonable assurance that they will be received and the Group has complied with the conditions attaching to them.
(ii)

The amounts include term deposits of RMB287 million (31 December 2019: RMB43 million), which have a maturity over 3 months at acquisition. The weighted average annualised interest rate of term deposits as at 31 December 2020 is 2.07% (31 December 2019: 2.54%).

(iii)	The Group lost control of Flying College during the year (Note 23(v)). As at 31 December 2020, prepayment of training expenses made to Flying College amounting to RMB148 million was fully impaired.

34	Cash and cash equivalents

(a)	Cash and cash equivalents comprise:

	2020	2019
	RMB million	RMB million
Deposits in banks and other financial institutions	5	1
Cash at bank and other financial institutions and on hand	25,414	1,848

Cash and cash equivalents in the consolidated statement of financial position	25,419	1,849

The carrying amounts of the Group’s cash and cash equivalents are denominated in the following currencies:

	2020	2019
	RMB million	RMB million
RMB	24,947	1,231
USD	272	395
EURO	64	34
AUD	15	59
JPY	21	17
HKD	15	13
Others	85	100

	25,419	1,849

34	Cash and cash equivalents (continued)

(b)	Reconciliation of (loss)/profit before income tax to cash generated from operating activities

		2020	2019
	Note	RMB million	RMB million
(Loss)/profit before income tax		(15,195)	4,055
Adjustments for:
Depreciation and amortisation	12	24,590	24,620
Impairment losses on property, plant, equipment	19	3,279	18
Impairment losses on right-of-use assets	21	682	—
Loss on disposal of a subsidiary	23(v)	8	—
Credit losses	11	164	13
Share of associates’ results	24	776	178
Share of joint ventures’ results	25	(309)	(365)
Gain on disposal of property, plant and equipment and construction in progress	14	(57)	(140)
Changes in fair value of financial assets/liabilities	28	(53)	(265)
Remeasurement of the originally held equity interests in a joint venture		—	(13)
Interest income		(322)	(74)
Interest expense	15	6,716	5,845
Dividends income from other non-current financial assets	26	(23)	(23)
Exchange (gain)/losses, net		(3,170)	1,268
Changes in working capital:
Decrease/(increase) in inventories	31	133	(179)
Increase/(decrease) in contract liabilities and other non-current liabilities		(134)	(337)
(Decrease)/increase in sales in advance of carriage		(6,306)	1,709
(Decrease)/increase in deferred benefits and gains	45	(64)	73
Decrease in operating receivables		1,408	1,165
(Decrease)/increase in operating payables		(1,396)	2,180

Cash generated from operating activities		10,727	39,728

34	Cash and cash equivalents (continued)

(c)	Reconciliation of liabilities arising from financing activities

	Bank loans and other borrowings	Lease liabilities	Interest rate swaps (assets)/ liabilities	Cross currency swaps (assets)	Derivative component of convertible bonds liabilities	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
	(Note 35)	(Note 36)	(Note 27)	(Note 27)	(Note 27)
At 1 January 2020	51,180	134,074	(3)	(187)	—	185,064

Changes from financing cash flows:

Proceeds from bank borrowings	71,841	—	—	—	—	71,841
Proceeds from ultra-short-term financing bills	48,300	—	—	—	—	48,300
Proceeds from corporate bonds	25,000	—	—	—	—	25,000
Repayment of bank borrowings	(52,601)	—	—	—	—	(52,601)
Repayment of ultra-short-term financing bills	(59,800)	—	—	—	—	(59,800)
Repayment of corporate bonds	(2,655)	—	—	—	—	(2,655)
Capital element of lease rentals paid (Note 34(d))	—	(20,670)	—	—	—	(20,670)

Total changes from financing cash flows	30,085	(20,670)	—	—	—	9,415

Exchange adjustments	142	(3,526)	—	171	—	(3,213)

Changes in fair value	—	—	56	16	(201)	(129)

Other changes:
Increase in lease liabilities from entering into new leases during the year (Note 51)	—	11,335	—	—	—	11,335
Amount initially recognised as the derivative component of convertible bonds	(3,293)	—	—	—	3,293	—
Amortisation amount of bond	119	—	—	—	—	119

Total other changes	(3,174)	11,335	—	—	3,293	11,454

At 31 December 2020	78,233	121,213	53	—	3,092	202,591

34	Cash and cash equivalents (continued)

(c)	Reconciliation of liabilities arising from financing activities (continued)

	Bank loans and other borrowings	Obligations under finance leases	Lease liabilities	Interest rate swaps (assets)	Cross currency swaps liabilities	Cross currency swaps (assets)	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
	(Note 35)		(Note 36)	(Note 27)	(Note 27)	(Note 27)
At 31 December 2018	54,417	72,221	—	(75)	44	—	126,607
Impact on initial application of IFRS 16	—	(72,221)	120,377	—	—	—	48,156

At 1 January 2019	54,417	—	120,377	(75)	44	—	174,763

Changes from financing cash flows:

Proceeds from bank borrowings	33,985	—	—	—	—	—	33,985
Proceeds from ultra-short-term financing bills	43,489	—	—	—	—	—	43,489
Proceeds from corporate bonds	7,497	—	—	—	—	—	7,497
Repayment of bank borrowings	(50,374)	—	—	—	—	—	(50,374)
Repayment of ultra-short-term financing bills	(25,000)	—	—	—	—	—	(25,000)
Repayment of corporate bonds	(12,951)	—	—	—	—	—	(12,951)
Capital element of lease rentals paid (Note 34(d))	—	—	(17,784)	—	—	—	(17,784)

Total changes from financing cash flows	(3,354)	—	(17,784)	—	—	—	(21,138)

Exchange adjustments	108	—	1,130	—	—	—	1,238

Changes in fair value	—	—	—	72	(44)	(187)	(159)

Other changes:
Increase in lease liabilities from entering into new leases during the year (Note 51)	—	—	30,351	—	—	—	30,351
Amortisation amount of bond	9	—	—	—	—	—	9

Total other changes	9	—	30,351	—	—	—	30,360

At 31 December 2019	51,180	—	134,074	(3)	—	(187)	185,064

34	Cash and cash equivalents (continued)

(d)	Total cash outflow for leases

Amounts included in the cash flow statement for leases comprise the following:

	2020	2019
	RMB million	RMB million
Within operating cash flows	(6,528)	(7,457)
Within investing cash flows	(45)	(224)
Within financing cash flows	(20,670)	(17,784)

	(27,243)	(25,465)

These amounts relate to the following:

	2020	2019
	RMB million	RMB million
Lease rentals paid	(27,198)	(25,241)
Acquisition of land use rights	(45)	(224)

	(27,243)	(25,465)

35	Borrowings

(a)	Borrowings are analysed as follows:

	2020	2019
	RMB million	RMB million
Non-current
Long-term borrowings
– secured (Note (i))	—	10
– unsecured	8,811	2,381

	8,811	2,391
Corporate bonds
– unsecured (Note (ii))	7,500	8,646

Convertible bonds
– unsecured (Note 27(iii))	12,833	—

Medium-term notes
– unsecured (Note (iii))	8,990	2,600

	38,134	13,637

Current
Current portion of long-term borrowings
– secured (Note (i))	—	90
– unsecured	67	51
Short-term borrowings
– unsecured	25,286	12,250
Ultra-short-term financing bills
– unsecured	10,999	22,497

	36,352	34,888
Current portion of corporate bonds and medium-term notes
– unsecured (Notes (ii)&(iii))	3,747	2,655

	40,099	37,543

Total borrowings	78,233	51,180

The borrowings are repayable:
Within one year	40,099	37,543
In the second year	7,662	3,773
In the third to fifth year	14,394	8,389
After the fifth year	16,078	1,475

Total borrowings	78,233	51,180

35	Borrowings (continued)

(a)	Borrowings are analysed as follows (continued):

Notes:

(i)

As at 31 December 2020, the Group did not have any secured bank borrowings (31 December 2019: RMB10 million bank borrowings were secured by certain owned aircraft with a carrying amount of RMB339 million and RMB90 million bank borrowings were secured by certain land use rights under right-of-use assets of RMB87 million and investment property of RMB15 million).

(ii)

The Group issued corporate bonds with aggregate nominal value of RMB3,000 million on 20 November 2015 at a bond rate of 3.63%. The corporate bonds mature in five years. The Company will be entitled at its option to adjust its bond rate and the investors will be entitled to request the Company to redeem all or a portion of the bonds after three years of the issue date. The bonds with nominal value of RMB345 million were redeemed by the Company in 2018 at the request of investors, and the remaining bonds of RMB2,655 million were redeemed by the Company in 2020.

The Group issued corporate bonds with aggregate nominal value of RMB5,000 million on 25 May 2016 at a bond rate of 3.12%. The corporate bonds mature in five years. The Company will be entitled at its option to adjust its bond rate and the investors will be entitled to request the Company to redeem all or a portion of the bonds after three years of the issue date. The bonds with nominal value of RMB4,851 million were redeemed by the Company in 2019 at the request of investors, and the remaining bonds of RMB149 million will be redeemed within one year.

The Group issued corporate bonds with aggregate nominal value of RMB2,000 million on 26 November 2018 at a bond rate of 3.92% with a term of 3 years. As at 31 December 2020, the corporate bonds will mature within one year.

The Group issued corporate bonds with aggregate nominal value of RMB3,000 million on 21 February 2019 at a bond rate of 3.45% with a term of 3 years. As at 31 December 2020 the corporate bonds will mature within two years.

The Group issued corporate bonds with aggregate nominal value of RMB2,000 million on 16 May 2019 at a bond rate of 3.72% with a term of 3 years. As at 31 December 2020, the corporate bonds will mature within two years.

Xiamen Airlines issued corporate bonds with aggregate nominal value of RMB1,500 million on 20 November 2019 at a bond rate of 3.58% with a term of 3 years. As at 31 December 2020, the corporate bonds will mature within two years.

Xiamen Airlines issued corporate bonds with aggregate nominal value of RMB1,000 million on 16 March 2020 at a bond rate of 2.95% with a term of 3 years. As at 31 December 2020, the corporate bonds will mature within three years.

35	Borrowings (continued)

(a)	Borrowings are analysed as follows (continued):

(iii)

Xiamen Airlines issued medium-term notes with aggregate nominal value of RMB1,600 million on 20 October 2016 at an interest rate of 3.11% with a term of 5 years. As at 31 December 2020, the medium-term notes will mature within one year.

The Group issued medium-term notes with aggregate nominal value of RMB1,000 million on 18 October 2019 at an interest rate of 3.20% with a term of 3 years. As at 31 December 2020, the medium-term notes will mature in two years.

The Group issued medium-term notes with aggregate nominal value of RMB1,000 million on 12 February 2020 at an interest rate of 3.12% with a term of 3 years. As at 31 December 2020, the medium-term notes will mature within three years.

The Group issued medium-term notes with aggregate nominal value of RMB1,000 million on 26 February 2020 at an interest rate of 3.05% with a term of 3 years. As at 31 December 2020, the medium-term notes will mature within three years.

The Group issued medium-term notes with aggregate nominal value of RMB1,000 million on 03 March 2020 at an interest rate of 3.00% with a term of 3 years. As at 31 December 2020, the medium-term notes will mature within three years.

The Group issued medium-term notes with aggregate nominal value of RMB1,000 million on 03 March 2020 at an interest rate of 3.00% with a term of 3 years. As at 31 December 2020, the medium-term notes will mature within three years.

The Group issued medium-term notes with aggregate nominal value of RMB1,000 million on 03 March 2020 at an interest rate of 3.28% with a term of 5 years. As at 31 December 2020, the medium-term notes will mature within five years.

The Group issued medium-term notes with aggregate nominal value of RMB1,000 million on 05 March 2020 at an interest rate of 3.00% with a term of 3 years. As at 31 December 2020, the medium-term notes will mature within three years.

The Group issued medium-term notes with aggregate nominal value of RMB1,000 million on 23 April 2020 at an interest rate of 2.44% with a term of 3 years. As at 31 December 2020, the medium-term notes will mature within three years.

The Group issued medium-term notes with aggregate nominal value of RMB500 million on 23 April 2020 at an interest rate of 2.44% with a term of 3 years. As at 31 December 2020, the medium-term notes will mature within three years.

The Group issued medium-term notes with aggregate nominal value of RMB500 million on 27 April 2020 at an interest rate of 2.44% with a term of 3 years. As at 31 December 2020, the medium-term notes will mature within three years.

(b)	As at 31 December 2020, the Group’s weighted average interest rates on short-term borrowings were 2.23% per annum (31 December 2019: 3.70% per annum).

35	Borrowings (continued)

(c)	Details of borrowings with original maturity over one year are as follows:

	2020	2019
	RMB million	RMB million
Renminbi denominated borrowings
Fixed interest rate at 1.20%~4.41%per annum as at 31 December 2020, with maturities through 2034	8,028	899
Corporate Bond – Fixed interest rate at 2.95%~3.92%	9,649	11,301
Convertible Bond – Fixed interest rate (Note 27(iii))	12,833	—
Medium-term notes – Fixed interest rate at 2.44%~3.28%	10,588	2,600
Floating interest rates at 90%~100% of benchmark interest rate (stipulated by PBOC) as at 31 December 2020, with maturities through 2033	850	1,633

	41,948	16,433
Less: borrowings due within one year classified as current liabilities	(3,814)	(2,796)

	38,134	13,637

(d)	The carrying amounts of the borrowings are denominated in the following currencies:

	2020	2019
	RMB million	RMB million
Renminbi	78,233	46,823
USD	—	4,357

	78,233	51,180

(e)

The balance of long-term and short-term borrowings as at 31 December 2019 included entrusted loans from CSAH via SA Finance to the Group amounted to RMB800 million and RMB4,720 million respectively (Note 49(d)(ii)). These loans were settled in May and June 2020.

(f)

Certain of the Group’s banking facilities are subject to the fulfilment of covenants relating to certain of the Group’s consolidated statement of financial position ratios, as are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants, the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. Further details of the Group’s management of liquidity risk are set out in Note 4(a). As at 31 December 2020 and 2019, none of the covenants relating to drawn down facilities had been breached.

36	Lease liabilities

At 31 December 2020, the leases liabilities were payable as follows:

	2020	2019
	RMB million	RMB million
Within 1 year	20,930	19,998
After 1 year but within 2 years	20,045	19,249
After 2 years but within 5 years	47,164	54,155
After 5 years	33,074	40,672

	121,213	134,074

		Obligations by denominated currencies
For the year ended 31 December 2020	Effective interest rate	USD	Japanese Yen	Renminbi	Euro	Other currencies	Total
		RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Fixed interest rates	1.75%~5.03%	43,519	6	10,268	14	16	53,823
Floating interest rates	0%~5.22%	9,343	1,019	53,659	3,243	126	67,390

		52,862	1,025	63,927	3,257	142	121,213

		Obligations by denominated currencies
For the year ended 31 December 2019	Effective interest rate	USD	Japanese Yen	Renminbi	Euro	Other currencies	Total
		RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Fixed interest rates	1.75%~5.03%	50,568	10	7,023	15	22	57,638
Floating interest rates	0%~5.22%	15,335	1,272	56,100	3,535	194	76,436

		65,903	1,282	63,123	3,550	216	134,074

The Group has significant lease liabilities which are denominated in USD as at 31 December 2020. The net exchange gain of RMB3,485 million for the year ended 31 December 2020 (2019: net exchange loss of RMB1,477 million) was mainly attributable to the translation of balances of lease liabilities which are denominated in USD.

37	Trade payables

Ageing analysis of trade payables based on transaction date is set out below:

	2020	2019
	RMB million	RMB million
Within 1 month	431	563
More than 1 month but less than 3 months	473	506
More than 3 months but less than 6 months	313	450
More than 6 months but less than 1 year	329	568
More than 1 year	236	230

	1,782	2,317

The carrying amounts of the Group’s trade payables are denominated in the following currencies:

	2020	2019
	RMB million	RMB million
Renminbi	1,587	1,845
USD	165	423
Others	30	49

	1,782	2,317

38	Contract liabilities

	2020	2019
	RMB million	RMB million
Unredeemed credits under the frequent flyer award programmes (Note)	1,451	1,568
Others	62	42

	1,513	1,610

38	Contract liabilities (continued)

Note:

As at 31 December 2020, unredeemed credits under the frequent flyer award programmes represent the aggregated amounts of the transaction price allocated to the remaining performance obligation, which is expected to be recognised as revenue in the future when the customers obtain control of the goods or services. Movement of unredeemed credits under the frequent flyer award programmes is set out below:

	2020	2019
	RMB million	RMB million
Balance at 1 January	3,331	3,711
– Current	1,568	1,693
– Non-current	1,763	2,018

Addition as a result of increase of the unredeemed credits under the frequent flyer award programmes	1,270	1,979
Reduction as a result of revenue recognised during the year	(1,405)	(2,359)
Representing:
– Recognised as revenue from opening balance of contract liabilities	(1,192)	(1,948)
– Recognised as revenue from current year addition of contract liabilities	(213)	(411)

Balance at 31 December	3,196	3,331

Representing:
– Current	1,451	1,568
– Non-current (Note 40)	1,745	1,763

39	Sales in advance of carriage

As at 31 December 2020, the amount of sales in advance of carriage represents revenue expected to be recognised in the future when the customers obtain control of and accept the passenger transportation services to be provided by the Group. During the year, RMB6,564 million (2019: RMB8,398 million) which was included in the opening balance of the sales in advance of carriage was recognised as revenue, and RMB3,367 million was refunded to the customers as a result of Covid-19.

40	Other non-current liabilities

		2020	2019
	Note	RMB million	RMB million
Unredeemed credits under the frequent flyer award programmes	38	1,745	1,763
Long-term payables (Note)		291	—
Others		—	19

		2,036	1,782

Note:

As at 31 December 2020, long-term payables of RMB291 million were additional financing provided by buyer-lessor to the Group in aircraft sale and leaseback transactions, and the current portion of long-term payables of RMB94 million was recorded in other liabilities (Note 19(d)).

41	Balances with related companies

(a)	Amounts due from related companies

		2020	2019
	Note	RMB million	RMB million
Current
CSAH and its affiliates		10	18
Associates		57	35
Joint ventures		18	20

	49(c)	85	73

The amounts due from related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be recovered within one year.

(b)	Prepayments to related companies for acquisition of long-term assets

		2020	2019
	Note	RMB million	RMB million
Non-current
CSAH and its affiliates		639	160
Associates		495	353
Joint ventures		88	—

	30&49(c)	1,222	513

(c)	Amounts due to related companies

		2020	2019
	Note	RMB million	RMB million
Current
CSAH and its affiliates		225	116
Associates		13	1
Joint ventures		119	53

	49(c)	357	170

The amounts due to related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be settled within one year.

42	Accrued expenses

	2020	2019
	RMB million	RMB million
Repairs and maintenance	5,268	4,312
Salaries and welfare	4,328	3,974
Landing and navigation fees	2,121	2,612
Jet fuel costs	961	1,846
Computer reservation services	575	461
Interest expense	512	345
Provision for major overhauls (Note 44)	426	883
Air catering expenses	74	147
Provision for early retirement benefits (Note)	—	1
Others	1,655	1,164

	15,920	15,745

Note:

The Group has implemented an early retirement plan for certain employees. The benefits of the early retirement plan are calculated based on factors including the remaining number of years of service from the date of early retirement to the normal retirement date and the salary amount on the date of early retirement of the employees. The present value of the future cash flows expected to be required to settle the obligations is recognised as provision for early retirement benefits.

43	Other liabilities

	2020	2019
	RMB million	RMB million
Payable for purchase of property, plant and equipment	3,432	2,070
Civil Aviation Development Fund and airport tax payable	885	1,937
Sales agent deposits	485	592
Other taxes payable	328	426
Deposit received for chartered flights	239	214
Others	2,104	2,002

	7,473	7,241

44	Provision for major overhauls

Details of provision for major overhauls in respect of aircraft held under leases are as follows:

	2020	2019
	RMB million	RMB million
At 1 January	4,425	4,349
Additional provision	760	768
Utilisation	(543)	(692)

At 31 December	4,642	4,425
Less: current portion (Note 42)	(426)	(883)

	4,216	3,542

45	Deferred benefits and gains

	2020	2019
	RMB million	RMB million
Maintenance rebates	531	600
Government grants	229	222
Others	9	11

	769	833

46	Share capital

	2020	2019
	RMB million	RMB million
Registered, issued and paid up capital:

Trade-restricted:
2,942,637,115 A shares of RMB1.00 each owned by CSAH (2019: 489,202,658 shares of RMB1.00 each) (Note (ii))	2,942	489
1,209,621,577 H shares of RMB1.00 each (2019: 600,925,925 shares of RMB1.00 each) (Note (ii))	1,210	601

	4,152	1,090

Tradable:
4,039,228,665 A shares of RMB1.00 each owned by CSAH (2019: 4,039,228,665 shares of RMB1.00 each)	4,039	4,039
4,072,291,766 A shares of RMB1.00 each (2019: 4,072,291,766 shares of RMB1.00 each)	4,073	4,073
3,065,523,272 H shares of RMB1.00 each (2019: 3,065,523,272 shares of RMB1.00 each)	3,065	3,065

	11,177	11,177
	15,329	12,267

Notes:

(i)	All the A and H shares rank pari passu in all material respects.
(ii)

In April and June 2020, the Company issued 608,695,652 H shares (“new H shares”) to a fellow subsidiary of CSAH at the price of HKD5.75 per share, and issued 2,453,434,457 A shares (“new A shares”) to CSAH at the price of RMB5.21 per share, respectively. RMB3,062 million was credited to share capital and RMB12,889 million was credited to share premium. The new A shares issued to CSAH are restricted for trading for 36 months from the date of completion of the issuance. Further, in accordance with the H shares subscription agreement entered into between the Company and the fellow subsidiary of CSAH, the fellow subsidiary of CSAH committed not to trade or transfer any of the new H shares for 36 months from the date of completion of the issuance.

47	Reserves

(a)	Dividends

The directors did not propose any final dividend in respect of the years ended 31 December 2020 and 2019.

(b)	Share premium

The share premium represents the difference between the par value of the shares of the Company and proceeds received from the issuance of the shares of the Company.

(c)	Fair value reserve (recycling)

The fair value reserve (recycling) mainly comprises the hedge reserve which comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flow in accordance with the accounting policy adopted for cash flow hedges in Note 2(g) and share of an associate’s cumulative net change in the fair value of debts investments measured at FVOCI.

(d)	Fair value reserve (non-recycling)

The fair value reserve (non-recycling) mainly comprises the Group’s and share of an associate’s cumulative net change in the fair value of equity investments designated at FVOCI under IFRS 9 that are held at the end of the reporting period (see Note 2(f)).

(e)	Other reserves

Other reserves mainly comprise statutory surplus reserve. According to the PRC Company Law and the Articles of Association of the Company and its certain subsidiaries, the Company and the relevant subsidiaries are required to transfer 10% of their annual net profits after taxation, as determined under the PRC accounting rules and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of dividend to shareholders and when there are retained profits at the end of the financial year.

Statutory surplus reserve can be used to offset prior years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

For the year ended 31 December 2020, the Company did not make any appropriation of statutory surplus reserve as the Company recorded a net loss in 2020 (2019: RMB181 million).

For the year ended 31 December 2020, the Group recorded an increase in other reserves of RMB700 million arising from capital injection from non-controlling interests in subsidiaries (31 December 2019: nil), a decrease in other reserves of RMB155 million arising from acquisition of non-controlling interests in a subsidiary (31 December 2019: a decrease of RMB10 million), and a decrease in other reserves of RMB7 million arising from adjustments in carrying amount of interest in associates relating to changes in an associate’s reserves (31 December 2019: an increase of RMB44 million).

48	Commitments

(a)	Capital commitments

Capital commitments outstanding as at 31 December 2020 not provided for in the financial statements were as follows:

	2020	2019
	RMB million	RMB million
Commitments in respect of aircraft and flight equipment
– authorised and contracted for	56,547	71,224

Investment commitments
– authorised and contracted for
– share of capital commitments of a joint venture	405	322
– capital contributions for acquisition of non-controlling interests in a subsidiary	—	232

	405	554
– authorised but not contracted for
– share of capital commitments of a joint venture	26	31

	431	585

Commitments for other property, plant and equipment
– authorised and contracted for	4,970	4,571
– authorised but not contracted for	5,479	10,451

	10,449	15,022

	67,427	86,831

As at 31 December 2020, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for aircraft and flight equipment are as follows:

	2020	2019
	RMB million	RMB million
2020	—	41,442
2021	28,382	21,077
2022	15,033	5,464
2023	11,910	3,241
2024 and afterwards	1,222	—

	56,547	71,224

49	Material related party transactions

(a)	Key management personnel remuneration

Remuneration for key management personnel of the Group, including amounts paid to the Company’s directors (excluding independent non-executive directors) as disclosed in Note 57, is as follows:

	2020	2019
	RMB’000	RMB’000
Salaries, wages and welfare	10,746	13,803
Retirement scheme contributions	1,458	1,785

	12,204	15,588

	2020	2019
	RMB’000	RMB’000
Directors and supervisors (Note 57)	1,590	1,298
Senior management	10,614	14,290

	12,204	15,588

Total remuneration is included in “staff costs” (Note 13).

49	Material related party transactions (continued)

(b)	Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group

The Group provided various operational services to CSAH and its affiliates, associates, joint ventures and other related companies of the Group during the normal course of its business. The Group also received operational services provided by these entities.

Details of the significant transactions carried out by the Group are as follows:

		2020	2019
	Note	RMB million	RMB million
Income received from CSAH and its affiliates
Rental income*	(i)	7	7
Aviation material sales income*	(ii)	7	36
Entrusted management income*	(iii)	27	27
Commission income*	(iv)	5	14
Others*		2	1

Purchase of goods and services from CSAH and its affiliates
Commission expenses*	(v)	36	44
Maintenance material purchase expense and lease charges for maintenance materials*	(ii)	91	165
Air catering supplies expenses*	(i)	88	142
Lease charges for land and buildings*	(vi)	350	353
Property management fee*	(vii)	129	151
Others*		7	7
Purchase of goods and services from joint ventures and associates
Repairing charges	(viii)	1,773	2,442
Repairing charges and Maintenance material purchase expenses	(ix)	2,331	2,956
Ground service expenses	(x)	131	112
Air catering supplies	(xi)	18	93
Advertising expenses*	(xii)	169	196
Property management fee	(xiii)	18	26
Commission expenses	(xiv)	10	14
Others		16	7

49	Material related party transactions (continued)

(b)	Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group (continued)

		2020	2019
	Note	RMB million	RMB million
Income received from joint ventures and associates
Maintenance material sales and handling income	(xv)	14	7
Entrustment income for advertising media business*	(xii)	2	1
Repairing income	(xiv)	12	4
Air catering supplies income	(xiv)	8	35
Pilot training income	(xiv)	15	35
Ground service income	(xiv)	16	16
Labor service income and rental income	(xvi)	—	8
Others		9	15

Purchase of goods and services from other related companies
Computer reservation services	(xvii)	433	685
Aviation supplies expenses	(xviii)	—	53
Canteen service	(xviii)	—	24
Others		—	9

Aircraft related transactions with CSAH and its affiliates
Payment of lease charges on aircraft*	(xix)	4,670	2,696

(i)	Shenzhen Air Catering Co., Ltd. (“SACC”) is an associate of CSAH.

Air catering supplies expenses are payable by the Group in respect of certain in-flight meals and related services with SACC.

In addition, the Group leased certain equipment to SACC under operating lease agreements.

(ii)	China Aviation Supplies Holding Company (“CASC”) is an associate of CSAH.

The Group purchases software service, as well as purchases and leases maintenance materials from CASC, and CASC also purchases maintenance materials from the Group.

49	Material related party transactions (continued)

(b)	Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group (continued)

(iii)	The Group provides entrusted management service to CSAH.
(iv)	China Southern Airlines Insurance Brokerage Co., Ltd. (“SAIB”), is a wholly-owned subsidiary of CSAH. The Group provides certain website resources to SAIB for the sales of air insurance.
(v)

Commission is earned by Shenzhen Baiyun Air Service Co.,Ltd., whose ultimate holding is CSAH, in connection with the air tickets sold by them on behalf of the Group. Commission is calculated based on the rates stipulated by the Civil Aviation Administration of China and International Air Transportation Association.

(vi)	The Group leases certain land and buildings in the PRC from CSAH and its affiliates. The amount represents rental expenses for land and buildings paid or payable to CSAH and its affiliates.
(vii)

China Southern Airlines Group Property Management Co., Ltd., a wholly-owned subsidiary of CSAH, and COHL&CSAH Construction Development Co.,Ltd., a joint venture of CSAH, both provide property management services to the Group.

(viii)	MTU, a joint venture of the Group, provides comprehensive maintenance services to the Group.
(ix)

GAMECO, a joint venture of the Group, and Shenyang Northern Aircraft Maintenance Co., Ltd. (“Shenyang Aircraft Maintenance”), a former joint venture of the Group, both provide comprehensive maintenance services and leases maintenance materials to the Group. Shenyang Aircraft Maintenance became a wholly-owned subsidiary of the Group on 23 April 2019.

The Group also purchases maintenance material from GAMECO.

(x)	Beijing Aviation Ground Services Co.,Ltd. and Shenyang Konggang Logistic Co., Ltd., associates of the Group, provide ground services to the Group.
(xi)	Beijing Airport Inflight Kitchen Co.,Ltd. is an associate of the Group and provides air catering related services to the Group.
(xii)	SACM, an associate of the Group, provides advertising services to the Group. The Group provides certain media resources to SACM.

49	Material related party transactions (continued)

(b)	Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group (continued)

(xiii)	Xinjiang Civil Aviation Property Management Ltd., an associate of the Group, provides property management services to the Group.
(xiv)	The Group provides repairing service and air catering supplies service to Sichuan Airlines.

Commission is earned by Sichuan Airlines in connection with the air tickets sold on behalf of the Group.

In addition, the Group provides pilot training service and ground services to Sichuan Airlines.

(xv)	The Group imports and sells maintenance materials to GAMECO and MTU, and earns maintenance materials sales and handling income.
(xvi)

The Group provides labor service to Shenyang Aircraft Maintenance, and the charge rates are determined by reference to prevailing market price. In addition, the Group leases certain property and equipment to Shenyang Aircraft Maintenance.

(xvii)

China Travel Sky Holding Company is a related party of the Group as a key management personnel of the Group was appointed as the non-executive director of China Travel Sky Holding Company. It provides computer reservation services.

(xviii)	The chairman of Pearl Aviation Services is the key management personnel of the Company. The Group purchases aviation supplies and canteen services from Pearl Aviation Services.

In December 2019, Pearl Aviation Services became a wholly-owned subsidiary of the Group.

(xix)

China Southern Airlines International Finance Leasing Co., Ltd. (“CSA International”), originally a wholly-owned subsidiary of CASH, and become a joint venture of CSAH in 2019, provides aircraft and engines lease services to the Group.

*

These related party transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules. The disclosures required by Chapter 14A of the Listing Rules are provided in section “CONNECTED TRANSACTION” of the Report of Director.

49	Material related party transactions (continued)

(c)	Balances with CSAH and its affiliates, associates, joint ventures and other related companies of the Group

Details of amounts due from/to CSAH and its affiliates, associates, joint ventures and other related company of the Group:

			2020	2019
	Note		RMB million	RMB million
Receivables:
CSAH and its affiliates			10	18
Associates			57	35
Joint ventures			18	20

	41	(a)	85	73

			2020	2019
	Note		RMB million	RMB million
Prepayments of acquisition of long-term assets:
CSAH and its affiliates			639	160
Associates			495	353
Joint ventures			88	–

	30&41	(b)	1,222	513

			2020	2019
	Note		RMB million	RMB million
Payables:
CSAH and its affiliates			225	116
Associates			13	1
Joint ventures			119	53

	41	(c)	357	170

	2020	2019
	RMB million	RMB million
Accrued expenses:
CSAH and its affiliates	47	55
Associates	73	169
Joint ventures	1,927	2,092
Other related companies	459	274

	2,506	2,590

Lease liabilities:
The CSAH and its affiliates	26,789	23,734

Except the lease liabilities, the amounts due from/to CSAH and its affiliates, associates, joint ventures and other related companies of the Group are unsecured, interest-free and have no fixed terms of repayment.

49	Material related party transactions (continued)

(d)	Loans from and deposits placed with related parties

(i)	Loans from related parties

At 31 December 2020, loans from SA Finance to the Group amounted to RMB1,686 million (31 December 2019: RMB76 million).

The unsecured loans are repayable as follows:

	2020	2019
	RMB million	RMB million
Within 1 year	1,515	23
After 1 year but within 2 years	111	—
After 2 years but within 5 years	60	53

	1,686	76

Interest expense paid on such loans amounted to RMB27 million (2019: RMB9 million) and the interest rates range from 3.00% to 4.28% per annum during the year ended 31 December 2020 (2019: 4.28% to 4.35%).

(ii)	Entrusted loans from CSAH

In 2019, CSAH, SA Finance and the Group entered into an entrusted loan agreement, pursuant to which, CSAH, as the lender, entrusted SA Finance to lend RMB5,520 million. These loans were settled in May and June 2020. The interest rate is 90% of benchmark interest rate stipulated by PBOC per annum.

The unsecured entrusted loans are repayable as follows:

			2020	2019
	Note		RMB million	RMB million
Within 1 year	35	(e)	—	4,720
After 1 year but within 2 years			—	—
After 2 years but within 5 years	35	(e)	—	800

			—	5,520

Interest expense paid on such loans amounted to RMB89 million (2019: RMB86 million) at interest rates 3.92% per annum during the year ended 31 December 2020 (2019: 3.92% per annum).

(iii)	Convertible bonds subscribed by CSAH

In October 2020, the Group issued a total of 160,000,000 A share convertible bonds with par value of RMB100 each at par (Note 27(iii)), among which, CSAH subscribed for 101,027,580 of the convertible bonds.

49	Material related party transactions (continued)

(d)	Loans from and deposits placed with related parties (continued)

(iv)	Deposits placed with SA Finance

As at 31 December 2020, the Group’s deposits with SA Finance are presented in the table below. The applicable interest rates are determined in accordance with the rates published by the PBOC.

	2020	2019
	RMB million	RMB million
Deposits placed with SA Finance	9,092	711

Interest income received on such deposits amounted to RMB91 million during the year ended 31 December 2020 (2019: RMB40 million).

50	Employee benefits plan

(a)	Retirement benefits

Employees of the Group participate in several defined contribution retirement schemes organised separately by the PRC municipal and provincial governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at rates ranging from 14% to 16% (2019: 12% to 16%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits from the Local Labour and Social Security Bureau upon his/her retirement. The retirement benefit obligations of all retired staff of the Group are assumed by these schemes. The Group, at its sole discretion, had made certain welfare subsidy payments to these retirees.

In 2014, the Company and its major subsidiaries joined a new defined contribution retirement scheme (“Pension Scheme”) that was implemented by CSAH. The annual contribution to the Pension Scheme is based on a fixed specified percentage of prior year’s annual wage. There will be no further obligation beyond the annual contribution according to the Pension Scheme. The total contribution into the Pension Scheme in 2020 was approximately RMB1,043 million (2019: RMB985 million).

(b)	Housing benefits

The Group contributes on a monthly basis to housing funds organised by municipal and provincial governments based on certain percentages of the salaries of employees. The Group’s liability in respect of these funds is limited to the contributions payable in each year.

The Group also pays cash housing subsidies on a monthly basis to eligible employees. The monthly cash housing subsidies are charged to income statement.

51	Supplementary information to the consolidated cash flow statement

Non-cash transactions-Introducing of aircraft

During the year ended 31 December 2020, aircraft introduced under leases amounted to RMB11,335 million (2019: aircraft acquired under leases RMB30,351 million).

52	Contingent liabilities

(a)

The Group leased certain properties and buildings from CSAH which were located in Guangzhou, Wuhan, Haikou, etc. Although such properties and buildings were used by CSAH before being leased to the Group, as known to the Group, such properties and buildings lack adequate documentation evidencing CSAH’s rights thereto. Pursuant to the indemnification agreement dated 22 May 1997 entered into between the Group and CSAH, CSAH has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use the aforementioned properties and buildings.

(b)

The Group entered into certain agreements with CSAH in prior years to acquire certain land use right and buildings from CSAH. The change of business registration of such land use right and buildings are still in progress. CSAH issued letters of commitment to the Company, committing to indemnify the Group against any claims from third parties to the Group, or any loss or damage in the Group’s operation activities due to lack adequate documentation of the certain properties and buildings, without recourse to the Group.

(c)

The Company and its subsidiary, Xiamen Airlines, entered into agreements with certain pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB696 million (31 December 2019: RMB696 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 31 December 2020, total personal bank loans of RMB221 million (31 December 2019: RMB275 million), under these guarantees, were drawn down from the banks. During the year, no payment has been made by the Group (2019: Nil) due to the default of payments of certain pilot trainees.

53	Immediate and ultimate controlling party

As at 31 December 2020, the Directors of the Company consider the immediate parent and ultimate controlling party of the Group to be CSAH, a state-owned enterprise established in the PRC.

54	Impacts of COVID-19 pandemic

The COVID-19 pandemic since early 2020 has brought about additional uncertainties in the Group’s operating environment and had an adverse impact on the Group’s business operation and operating revenue in 2020.

The Group has been closely monitoring the impact of the developments on the Group’s business and has been proactively adjusting its business strategies. These strategies include: making adjustments to the scheduling of domestic and international routes and flights, according to the measures taken by related countries and regions on epidemic prevention and control; actively developing freight transport business and overall improving the utilisation rate of freighters. Based on the Group’s actual performance in 2020, adjusted operating measures put in place and unutilised available banking facilities (Note 4 (a)), etc., the Directors of the Company have carried out a review of the cash flow forecast of the Group for the eighteen months period from 1 January 2021. Based on such forecast, the Directors of the Company believe that the Group has adequate funding to meet the working capital and capital expenditure requirements and repay the borrowings due during the forecast period.

55	Company-level statement of financial position

	31 December	31 December
	2020	2019
	RMB million	RMB million
Non-current assets
Property, plant and equipment, net	55,361	57,282
Construction in progress	23,549	30,121
Right-of-use assets	128,782	125,269
Investments in subsidiaries	10,800	9,283
Interest in associates	1,332	1,059
Interest in joint ventures	1,832	1,933
Aircraft lease deposits	326	375
Other equity instrument investments	100	188
Other non-current financial assets	1,713	22
Derivative financial assets	—	3
Deferred tax assets	7,012	2,530
Other assets	1,775	1,106

	232,582	229,171

Current assets
Inventories	1,145	1,235
Trade receivables	1,704	1,626
Other receivables	6,458	5,933
Cash and cash equivalents	17,556	858
Restricted bank deposits	78	78
Prepaid expenses and other current assets	435	1,533
Derivative financial assets	—	218
Amounts due from subsidiaries and other related companies	1,201	1,955
Assets held for sale	—	689

	28,577	14,125

Current liabilities
Derivative financial liabilities	3,148	—
Borrowings	35,816	37,241
Lease liabilities	17,348	15,511
Trade payables	435	835
Contract liabilities	1,355	1,442
Sales in advance of carriage	3,028	8,318
Amounts due to subsidiaries and other related companies	1,461	4,673
Accrued expenses	12,264	12,331
Other liabilities	5,314	4,803

	80,169	85,154

55	Company-level statement of financial position (continued)

		31 December	31 December
		2020	2019
	Note	RMB million	RMB million
Non-current liabilities
Borrowings		34,945	10,469
Derivative financial liabilities		53	—
Lease liabilities		86,324	94,075
Other non-current liabilities		1,888	1,597
Provision for major overhauls		2,656	2,230
Deferred benefits and gains		390	442

		126,256	108,813

Net assets		54,734	49,329

Capital and reserves
Share capital		15,329	12,267
Reserves	56	39,405	37,062

Total equity		54,734	49,329

Approved and authorised for issue by the Board of Directors on 30 March 2021.

Ma Xu Lun	Han Wen Sheng
Director	Director

56	Reserves movement of the Company

	Share premium	Fair value reserve (recycling)	Fair value reserve (non-recycling)	Other reserves	Retained profits	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2019	25,399	56	101	2,544	7,947	36,047

Changes in equity for 2019:

Total comprehensive income for the year	—	(55)	(35)	—	1,718	1,628
Dividends approved in respect of the previous year	—	—	—	—	(613)	(613)
Appropriations to reserves (Note 47(e))	—	—	—	181	(181)	—

Balance at 31 December 2019 and 1 January 2020	25,399	1	66	2,725	8,871	37,062

Changes in equity for 2020:

Total comprehensive income for the year	—	(34)	(66)	—	(10,446)	(10,546)
Issuance of shares (Note 46(ii))	12,889	—	—	—	—	12,889

Balance at 31 December 2020	38,288	(33)	—	2,725	(1,575)	39,405

57	Benefits and interests of directors and supervisors

(a)	Directors’ and supervisors’ emoluments

The remuneration of every director and supervisor for the year ended 31 December 2020 is set out below:

Name	Directors’ fees	Salaries, wages and welfare	Housing allowance	Employer’s contribution to a retirement benefit scheme	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive directors
Wang Chang Shun (Note (i) & (vi))	—	—	—	—	—
Ma Xu Lun (Note (i)&(iii))	—	—	—	—	—
Han Wen Sheng (Note (i)&(iii))	—	—	—	—	—
Zhang Zi Fang (Note (i)&(iv))	—	—	—	—	—

Supervisors
Pan Fu (Note (i)&(iv))	—	—	—	—	—
Li Jia Shi (Note (ii))	—	—	—	—	—
Mao Juan	—	706	—	126	832
Lin Xiao Chun (Note (iii))	—	633	—	125	758

Independent non-executive directors
Tan Jin Song	150	—	—	—	150
Jiao Shu Ge	150	—	—	—	150
Zheng Fan (Note (v))	60	—	—	—	60
Gu Hui Zhong (Note (v))	60	—	—	—	60

57	Benefits and interests of directors and supervisors (continued)

(a)	Directors’ and supervisors’ emoluments (continued)

The remuneration of every director and supervisor for the year ended 31 December 2019 is set out below:

Name	Directors’ fees RMB’000	Salaries, wages and welfare RMB’000	Housing allowance RMB’000	Employer’s contribution to a retirement benefit scheme RMB’000	Total RMB’000
Executive directors
Wang Chang Shun (Note (i)&(vi))	—	—	—	—	—
Ma Xu Lun (Note (i)&(iii))	—	—	—	—	—
Han Wen Sheng (Note (i)&(iii))	—	—	—	—	—
Zhang Zi Fang (Note (i)&(iv))	—	—	—	—	—

Supervisors
Pan Fu (Note (i)&(iv))	—	—	—	—	—
Li Jia Shi (Note (ii))	—	—	—	—	—
Mao Juan	—	712	—	129	841
Lin Xiao Chun (Note (iii))	—	367	—	90	457

Independent non-executive directors
Tan Jin Song	150	—	—	—	150
Jiao Shu Ge	150	—	—	—	150
Zheng Fan (Note (v))	60	—	—	—	60
Gu Hui Zhong (Note (v))	60	—	—	—	60

Notes:

(i)

These directors or supervisors did not receive any remuneration for their services in the capacity of the directors or supervisors of the Company. They also held management positions in CSAH and their salaries were borne by CSAH.

(ii)

Mr. Li Jia Shi did not receive any remuneration for his service in the capacity of the supervisor of the Company since 1 February 2018. He also held management position in CSAH and his salary was borne by CSAH.

(iii)	Appointed on 8 May 2019.
(iv)	Resigned on 8 May 2019.
(v)	Mr. Zheng Fan and Mr. Gu Hui Zhong receive remuneration in accordance with the relevant provisions of the PRC.
(vi)	Mr. Wang Chang Shun retired on 21 December 2020.

57	Benefits and interests of directors and supervisors (continued)

(b)	Directors’ and supervisors’ termination benefits

None of the directors and supervisors received or will receive any termination benefits for the year ended 31 December 2020 (2019: Nil).

(c)	Consideration provided to third parties for making available directors’ and supervisors’ services

For the year ended 31 December 2020, the Group did not pay consideration to any third parties for making available directors’ and supervisors’ services (2019: Nil).

(d)	Information about loans, quasi-loans and other dealings in favour of directors and supervisors, controlled bodies corporate by and connected entities with such directors and supervisors

As at 31 December 2020, there is no loans, quasi-loans and other dealing arrangements in favour of directors and supervisors, controlled bodies corporate by and connected entities with such directors and supervisors (2019: Nil).

(e)	Directors’ and supervisors’ material interests in transactions, arrangements or contracts

No significant transactions, arrangements and contracts in relation to the Group’s business to which the Company was a party and in which a director or supervisor of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year (2019: Nil).

58	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended 31 December 2020

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, and new standards which are not yet effective for the year ended 31 December 2020 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after
Amendments to IFRS 3, Reference to the Conceptual Framework	1 January, 2022

Amendments to IAS 16, Property, Plant and Equipment: Proceeds before Intended Use	1 January, 2022

Amendments to IAS 37, Onerous Contracts — Cost of Fulfilling a Contract	1 January, 2022

Annual Improvements to IFRS Standards 2018-2020 Cycle	1 January, 2022

The Group is in the process of making an assessment of what the impact of these developments is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the consolidated financial statements.

SUPPLEMENTARY

FINANCIAL INFORMATION

For the year ended 31 December 2020

(Prepared in accordance with PRC Accounting Standards)

CONDENSED CONSOLIDATED INCOME STATEMENT

The following consolidated financial information is extracted from the consolidated financial statements of the Group, prepared under the PRC Accounting Standards.

	2020 RMB million	2019 RMB million
Revenue	92,561	154,322
Less: Operating costs	94,903	135,668
Taxes and surcharges	330	348
Selling and distribution expenses	5,248	7,923
General and administrative expenses	3,989	4,040
Research and development expenses	367	352
Finance expenses	2,993	7,460
Including: Interest expense	6,716	5,845
Interest income	322	74

Add: Other income	4,179	4,084
Investment (loss)/income	(401)	225
Including: (loss)/income from investment in associates and joint ventures	(467)	200
Gain on fair value movement	53	265
Credit losses	(164)	(13)
Impairment loss	(4,017)	(38)
(Loss)/gain on assets disposals	(22)	148

Operating (loss)/profit	(15,641)	3,202
Add: Non-operating income	652	924
Less: Non-operating expenses	197	56

(Loss)/profit before income tax	(15,186)	4,070
Less: Income tax	(3,366)	975

Net (loss)/profit for the year	(11,820)	3,095

(1) Net (loss)/profit classified by continuity of operations:
1.Net (loss)/profit from continuing operations	(11,820)	3,095
2.Net (loss)/profit from discontinued operations	—	—

(2) Net (loss)/profit classified by ownership:
1.Shareholders of the Company	(10,842)	2,651
2.Non-controlling interests	(978)	444

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	31 December 2020	31 December 2019
	RMB million	RMB million
Assets
Total current assets	38,985	16,738
Long-term equity investments	5,673	6,445
Fixed assets and construction in progress	118,192	123,718
Intangible assets and other non-current assets	155,516	157,045
Deferred tax assets	7,749	2,697
Derivative financial assets	—	3

Total assets	326,115	306,646

Liabilities and equity
Current liabilities	95,681	95,490
Deferred tax liabilities	80	232
Other non-current liabilities	145,491	133,870

Total liabilities	241,252	229,592

Total equity attributable to equity shareholders of the Company	69,346	63,863
Non-controlling interests	15,517	13,191

Total equity	84,863	77,054

Total liabilities and equity	326,115	306,646

RECONCILIATION OF DIFFERENCES IN FINANCIAL STATEMENTS PREPARED UNDER DIFFERENT GAAPS

(1)	The effect of the differences between PRC GAAP and IFRSs on (loss)/profit attributable to equity shareholders of the Company is analysed as follows:

		2020	2019
	Note	RMB million	RMB million
Amounts under PRC GAAP		(10,842)	2,651
Adjustments:
Capitalisation of exchange difference of specific loans	(a)	(9)	(16)
Government grants	(b)	—	1
Income tax effect of the above adjustments		2	4
Effect of the above adjustments on non-controlling interests		2	—

Amounts under IFRSs		(10,847)	2,640

(2)	The effect of the differences between PRC GAAP and IFRSs on equity attributable to equity shareholders of the Company is analysed as follows:

		2020	2019
	Note	RMB million	RMB million
Amounts under PRC GAAP		69,346	63,863
Adjustments:
Capitalisation of exchange difference of specific loans	(a)	47	56
Government grants	(b)	(6)	(6)
Adjustment arising from the Company’s business combination under common control	(c)	237	237
Income tax effect of the above adjustments		(10)	(12)
Effect of the above adjustments on non–controlling interests		(30)	(32)

Amounts under IFRSs		69,584	64,106

RECONCILIATION OF DIFFERENCES IN FINANCIAL STATEMENTS PREPARED UNDER DIFFERENT GAAPS (continued)

Notes:

(a)

In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in income statement unless the exchange difference represents an adjustment to interest.

(b)

In accordance with the PRC GAAP, assets related government grants (other than special funds) are deducted from the cost of the related assets. Special funds granted by the government and clearly defined in the approval documents as part of “capital reserve” are accounted for as increase in capital reserve. Under IFRSs, assets related government grants are deducted to the cost of the related assets. The difference is resulted from government grants received in previous years and are recognised in capital reserve under PRC GAAP.

(c)

In accordance with the PRC GAAP, the Company accounts for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, relevant comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control.

FIVE YEAR SUMMARY

For the year ended 31 December 2020

(Prepared in accordance with International Financial Reporting Standards)

The following consolidated financial information is extracted from the consolidated financial statements of the Group, prepared under International Financial Reporting Standards.

CONSOLIDATED INCOME STATEMENT SUMMARY

	Year ended 31 December
	2020	2019	2018	2017	2016
	RMB million	RMB million	RMB million	RMB million	RMB million
Operating revenue	92,561	154,322	143,623	127,806	114,981
Operating expenses	(109,111)	(148,608)	(140,242)	(123,098)	(106,204)
Other net income	4,686	5,124	5,438	4,448	3,835

Operating (loss)/profit	(11,864)	10,838	8,819	9,156	12,612
Interest income	322	74	125	89	89
Interest expense	(6,716)	(5,845)	(3,202)	(2,747)	(2,465)
Share of associates’ results	(776)	(178)	263	431	509
Share of joint ventures’ results	309	365	200	99	102
Exchange (loss)/gain, net	3,485	(1,477)	(1,853)	1,801	(3,276)
Other non-operating income	45	278	12	45	90

(Loss)/profit before income tax	(15,195)	4,055	4,364	8,874	7,661
Income tax	3,368	(971)	(1,000)	(1,976)	(1,763)

(Loss)/profit for the year	(11,827)	3,084	3,364	6,898	5,898

(Loss)/profit attributable to:
Equity shareholders of the Company	(10,847)	2,640	2,895	5,961	5,044
Non-controlling interests	(980)	444	469	937	854

(Loss)/profit for the year	(11,827)	3,084	3,364	6,898	5,898

(Loss)/earnings per share
Basic and diluted	RMB(0.77)	RMB0.22	RMB0.27	RMB0.60	RMB0.51

CONSOLIDATED STATEMENT OF FINANCIAL POSITION SUMMARY

	As at 31 December
	2020	2019	2018	2017	2016
	RMB million	RMB million	RMB million	RMB million	RMB million
Non-current assets	287,398	290,190	222,877	200,834	186,678
Net current liabilities	56,696	78,752	59,615	51,693	54,168
Non-current liabilities	145,571	134,109	84,793	86,598	77,534
Total equity attributable to equity shareholders of the Company	69,584	64,106	65,257	49,936	43,456
Non-controlling interests	15,547	13,223	13,212	12,607	11,520